As filed with the Securities and Exchange Commission on August 4, 2011

Registration No. 333-175025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DIAMOND FOODS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2090	20-2556965
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

600 Montgomery Street, 13th Floor

San Francisco, California 94111

(415) 445-7444

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stephen E. Kim

Senior Vice President, General Counsel and Human Resources

Diamond Foods, Inc.

600 Montgomery Street, 13th Floor

San Francisco, California 94111

(415) 445-7444

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Horace Nash, Esq. Douglas N. Cogen, Esq. Kee Bong Kim, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Jason Muncy, Esq. The Procter & Gamble Company One Procter & Gamble Plaza Cincinnati, Ohio 45202 (513) 983-1100	Timothy J. Melton, Esq. Jones Day 77 West Wacker Drive Chicago, Illinois 60601 (312) 782-3939

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable on or after the effective date of this registration statement after all other conditions to the consummation of the exchange offer described herein have been satisfied or waived.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☒

Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)                  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)        ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

Diamond Foods, Inc. (“Diamond”) is filing this registration statement on Form S-4 to register the issuance of shares of Diamond common stock, par value $0.001 per share, in the merger (the “Merger”) of The Wimble Company (the “Pringles Company”), a direct wholly owned subsidiary of The Procter & Gamble Company (“P&G”) with and into Wimbledon Acquisition LLC (“Merger Sub”), a direct wholly owned subsidiary of Diamond, with Merger Sub continuing as the surviving company. In addition, the Pringles Company has filed a registration statement on a combined Form S-4/Form S-1 (Reg. No. 333-175029) to register the issuance of shares of its common stock, par value $0.01 per share, that it currently expects will be distributed to P&G shareholders pursuant to an exchange offer (and a subsequent pro rata dividend if the exchange offer is consummated but not fully subscribed) immediately prior to the Merger. Upon consummation of the Merger, each share of Pringles Company common stock distributed in the exchange offer (and a subsequent pro rata dividend if the exchange offer is consummated but not fully subscribed) will be automatically converted into the right to receive one fully paid and nonassessable share of Diamond common stock. Diamond has filed a preliminary proxy statement that relates to the special meeting of Diamond stockholders to approve, among other things, the issuance of shares of Diamond common stock in the Merger.

On or prior to the consummation of the exchange offer, P&G will irrevocably deliver to the exchange agent all of the shares of Pringles Company common stock outstanding, with irrevocable instructions to hold the shares of Pringles Company common stock for the benefit of P&G shareholders whose shares of P&G common stock are being accepted in the exchange offer and, in the case of a pro rata dividend, P&G shareholders whose shares of P&G common stock are outstanding after consummation of the exchange offer. If the exchange offer is completed but is not fully subscribed, P&G will distribute all of the shares of Pringles Company common stock it continues to own (the “Remaining Shares”) as a pro rata dividend to all P&G shareholders whose shares of P&G common stock remain outstanding and have not been accepted for exchange in the exchange offer. If there is a pro rata dividend to be distributed, the exchange agent will calculate the exact number of shares of Pringles Company common stock not exchanged in the exchange offer and to be distributed in a pro rata dividend and that number of shares of Diamond common stock, into which such Remaining Shares will be converted in the Merger, will be transferred to P&G shareholders (after giving effect to the consummation of the exchange offer) on a pro rata basis as promptly as practicable thereafter. Alternatively, although P&G currently expects to effect the distribution of Pringles Company common stock to P&G shareholders pursuant to an exchange offer, in accordance with the Transaction Agreement, dated as of April 5, 2011 by and among P&G, the Pringles Company, Diamond and Merger Sub, P&G could elect to effect the distribution through a one-step spin-off of Pringles Company common stock to be converted in the merger into Diamond common stock.

The information in this prospectus is not complete and may be changed. We may not complete this exchange offer or issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell or exchange securities and is not soliciting an offer to buy or exchange securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 4, 2011

PRELIMINARY PROSPECTUS

THE PROCTER & GAMBLE COMPANY

Offer to exchange all shares of common stock of

THE WIMBLE COMPANY

that are owned by The Procter & Gamble Company and will be converted into shares of common stock of

DIAMOND FOODS, INC.

for shares of common stock of The Procter & Gamble Company

The exchange offer and withdrawal rights will expire at 12:00 midnight, New York City time, on                     , 2011, unless the offer is extended or earlier terminated. Such date or, if the offer is extended, the date to which the offer is extended is referred to in this prospectus as the “Expiration Date.” Shares of P&G common stock tendered pursuant to the exchange offer may be withdrawn at any time at or prior to the expiration of the exchange offer.

The Procter & Gamble Company (“P&G”) is offering to exchange all shares of common stock of The Wimble Company (the “Pringles Company”) for shares of common stock of P&G that are validly tendered and not properly withdrawn. You should carefully read the terms of the exchange offer, which are described in this prospectus. None of P&G, the Pringles Company, Diamond Foods, Inc. (“Diamond”), the dealer manager, any of their respective directors or officers or any of their respective affiliates or representatives makes any recommendation as to whether you should participate in the exchange offer. You must make your own decision after reading this prospectus and consulting with your advisors.

Immediately following consummation of the exchange offer, the Pringles Company will merge with and into Wimbledon Acquisition LLC (“Merger Sub”), a direct wholly owned subsidiary of Diamond, with Merger Sub continuing as the surviving company (the “Merger”). Pursuant to the Merger, each share of Pringles Company common stock will automatically convert into the right to receive one share of Diamond common stock. No trading market currently exists or will ever exist for shares of Pringles Company common stock. You will not be able to trade the shares of Pringles Company common stock before they convert into shares of Diamond common stock in the Merger. There can be no assurance that shares of Diamond common stock when issued in the Merger will trade at the same prices as shares of Diamond common stock trade prior to the Merger.

For each $1.00 of P&G common stock accepted in the exchange offer, you will receive approximately $         of shares of Pringles Company common stock, based on the Average P&G Stock Price and the Average Diamond Stock Price determined by P&G as described in this prospectus and subject to an upper limit of             shares of Pringles Company common stock per share of P&G common stock. See “The Exchange Offer—Terms of the Exchange Offer.” If the upper limit is in effect, you will receive less than $         of shares of Pringles Company common stock for each $1.00 of P&G common stock that you tender, and you could receive much less.

The Average P&G Stock Price and the Average Diamond Stock Price will be determined by P&G by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAPs”) of shares of P&G common stock on the New York Stock Exchange (“NYSE”) and shares of Diamond common stock on the NASDAQ Global Select Market (“NASDAQ”) during a period of three consecutive trading days (currently expected to be                     , 2011,                     , 2011 and                     , 2011) ending on and including the second trading day preceding the Expiration Date (the “Averaging Period”).

The indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on                     , 2011 (the day before the date of this prospectus), based on the daily VWAPs of shares of P&G common stock and shares of Diamond common stock on                     , 2011,                     , 2011 and                     , 2011 would have provided for             shares of Pringles Company common stock to be exchanged for every share of P&G common stock accepted. The value of Pringles Company common stock received, and, following the Merger, the value of Diamond common stock received, may not remain above the value of shares of P&G common stock tendered for exchange following the expiration of this exchange offer.

See “Risk Factors” beginning on page 39 for a discussion of factors that you should consider in connection with the exchange offer and an investment in the Pringles Company or Diamond.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The dealer manager for the exchange offer is:

MORGAN STANLEY

The date of this prospectus is                     , 2011.

The final exchange ratio used to determine the number of shares of Pringles Company common stock that you will receive for each share of P&G common stock accepted in the exchange offer (as well as whether the upper limit on the number of shares that can be received for each share of P&G common stock tendered will be in effect) will be announced by press release no later than 9:00 a.m., New York City time, on the trading day immediately preceding the Expiration Date. This information will also be available from the information agent at (800) 549-6697 (toll-free in the United States) and (212) 269-5550 (call collect). Prior to the announcement of the final exchange ratio, indicative exchange ratios (calculated in the manner described in this prospectus) will also be available from the information agent.

This prospectus provides information regarding P&G, the Pringles Company, Diamond and the exchange offer in which shares of P&G common stock may be exchanged for shares of Pringles Company common stock, which will then be automatically converted in connection with the Merger into the right to receive shares of Diamond common stock and distributed to participating P&G shareholders as described herein. Shares of P&G common stock are listed on the NYSE under the symbol “PG.” Shares of Diamond common stock are listed on NASDAQ under the symbol “DMND.” On                     , 2011, the last reported sale price of shares of P&G common stock on the NYSE was $         and the last reported sale price of shares of Diamond common stock on NASDAQ was $        . No trading market currently exists for shares of Pringles Company common stock, and no such market will exist in the future.

If the exchange offer is completed but is not fully subscribed, P&G will distribute all of the shares of Pringles Company common stock it continues to own (the “Remaining Shares”) as a pro rata dividend to P&G shareholders whose shares of P&G common stock remain outstanding after consummation of the exchange offer. This prospectus covers all shares of Pringles Company common stock offered by P&G in the exchange offer and all shares of Pringles Company common stock that may be distributed by P&G as a pro rata dividend.

The shares of Diamond common stock outstanding immediately prior to the Merger will represent approximately 43% of the shares of Diamond common stock that will be outstanding immediately after the Merger, and the shares of Diamond common stock issued in connection with the conversion of shares of Pringles Company common stock in the Merger will represent approximately 57% of the shares of Diamond common stock that will be outstanding immediately after the Merger.

P&G’s obligation to exchange shares of Pringles Company common stock for shares of P&G common stock is subject to the conditions listed under “The Exchange Offer—Conditions for Consummation of the Exchange Offer,” including the “Minimum Condition” or the “Revised Minimum Condition,” as applicable, the satisfaction of conditions to the Merger and other conditions.

Neither the fact that a registration statement or an application for a license has been filed with the state of New Hampshire under Chapter 421-B of the New Hampshire Revised Statutes Annotated, 1955, as amended (“RSA”), nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the Secretary of State that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

INFORMATION REGARDING CONTENT OF THIS PROSPECTUS

Securities and Exchange Commission Filings

This prospectus incorporates by reference important business and financial information about P&G and Diamond from documents filed with the U.S. Securities and Exchange Commission (“SEC”) that have not been included herein or delivered herewith. This information is available without charge at the website that the SEC maintains at www.sec.gov, as well as from other sources. See “Where You Can Find More Information; Incorporation by Reference.” In addition, you may ask any questions about the exchange offer or request copies of the exchange offer documents and the other information incorporated by reference in this prospectus, without charge, upon written or oral request to the information agent, D. F. King & Co., Inc., located at 48 Wall Street, 22nd Floor, New York, New York 10005, at (800) 549-6697 (toll-free in the United States) or at (212) 269-5550 (call collect). In order to receive timely delivery of those materials, you must make your requests no later than five business days before the expiration of the exchange offer.

Sources of Information

All information contained or incorporated by reference in this prospectus with respect to Diamond and its subsidiaries, and all statements contained in this prospectus concerning Diamond and its subsidiaries, have been provided by Diamond. All other information contained or incorporated by reference in this prospectus, including information with respect to P&G, the Pringles Company and their subsidiaries and the Pringles Business and with respect to the terms and conditions of the exchange offer, and all statements contained in this prospectus concerning P&G, the Pringles Company and their subsidiaries and the Pringles Business, have been provided by P&G.

Trademarks and Market and Industry Data

This prospectus contains references to trademarks, trade names and service marks, including Pringles®, Eagle®, Torengos®, Mr. Moustache® and Once You Pop You Can’t Stop®, that are owned by the Pringles Business.

Unless otherwise specified in this prospectus, all industry and market share data relating to the Pringles Business and the snack industry included in this prospectus are based on P&G’s market research and internally developed, proprietary analytical modeling system as well as statistical data obtained or derived from independent market research firms. Some of these third-party firms, such as Euromonitor International Limited (“Euromonitor”) and ACNielsen, categorize data differently from how the Pringles Business categorizes data. Information in this prospectus on the snack industry is from independent market research carried out by Euromonitor but should not be relied upon in making, or refraining from making, an investment decision. Market share data is used by P&G to standardize market share information across different products and retail channels and is regularly used by P&G in the analysis of the Pringles Business. While P&G has no reason to believe any third-party information is not reliable, P&G has not independently verified this information.

Diamond of California®, Emerald®, Pop Secret® and Kettle Brand® are registered trademarks of Diamond in the United States. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

Some of the market and industry data and forecasts relating to Diamond included in this prospectus are based on independent industry sources. Although Diamond believes that these independent sources are reliable, Diamond has not independently verified the accuracy and completeness of this information, nor has Diamond independently verified the underlying economic assumptions relied upon in preparing any data or forecasts.

Statements in this prospectus about the Pringles Business that Diamond proposes to acquire are made primarily on the basis of information furnished by the owners and management of the Pringles Business. Statements in this prospectus about Diamond are made primarily on the basis of information furnished by the owners and management of Diamond.

This prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy or exchange any shares of P&G common stock, shares of Pringles Company common stock or shares of Diamond common stock in any jurisdiction in which the offer, sale or exchange is not permitted. Non-U.S. shareholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of Pringles Company common stock that may apply in their home countries. P&G, the Pringles Company, Diamond and the dealer manager cannot provide any assurance about whether such limitations may exist. See “The Exchange Offer—Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on the exchange offer outside the United States.

HELPFUL INFORMATION

In this prospectus:

•	“Average P&G Stock Price” means the price determined by P&G by reference to the simple arithmetic average of the daily VWAPs of shares of P&G common stock on the NYSE during the Averaging Period.

•

“Average Diamond Stock Price” means the price determined by P&G by reference to the simple arithmetic average of the daily VWAPs of shares of Diamond common stock on NASDAQ during the Averaging Period.

•	“Averaging Period” means the period of three consecutive trading days (currently expected to be , 2011, , 2011 and , 2011) ending on and including the second trading day preceding the Expiration Date.

•	“Code” means the Internal Revenue Code of 1986, as amended.

•	“Diamond” means Diamond Foods, Inc., a Delaware corporation and, unless the context otherwise requires, its consolidated subsidiaries.

•

“Diamond common stock” means the common stock, par value $0.001 per share, of Diamond, including the preferred share purchase right issuable pursuant to the Rights Agreement, dated as of April 29, 2005, between Diamond and EquiServe Trust Company, N.A. entitling the holder under certain circumstances to purchase 1/100th of a share of Diamond’s Series A Junior Participating Preferred Stock for no additional consideration.

•	“Diamond Group” means Diamond and each of its consolidated subsidiaries including, after the completion of the Merger, the Pringles Company.

•

“Distribution” means the distribution by P&G of its shares of Pringles Company common stock to P&G shareholders by way of an exchange offer and, if the exchange offer is completed but is not fully subscribed, the distribution of the Remaining Shares as a pro rata dividend to P&G shareholders as described herein.

•	“Expiration Date” means the last trading day tenders will be accepted, whether on , 2011 or any later trading day to which the exchange offer may be extended.

•	“GAAP” means accounting principles generally accepted in the United States.

•

“immediately after the completion of the Distribution” means immediately after notice of acceptance of the shares of P&G common stock tendered for exchange is given by P&G to the exchange agent appointed by P&G and irrevocable delivery by P&G of its right and title to all shares of Pringles Company common stock to the exchange agent for distribution to eligible P&G shareholders in the exchange offer and pursuant to a pro rata dividend, if any.

•

“Market disruption event” with respect to either shares of P&G common stock or shares of Diamond common stock means a suspension, absence or material limitation of trading of shares of P&G common stock on the NYSE or shares of Diamond common stock on NASDAQ for more than two hours of trading or a breakdown or failure in the price and trade reporting systems of the NYSE or NASDAQ as a result of which the reported trading prices for shares of P&G common stock on the NYSE or shares of Diamond common stock on NASDAQ, respectively, during any half-hour trading period during the principal trading session of the NYSE or NASDAQ are materially inaccurate, as determined by P&G, on the day with respect to which such determination is being made. For purposes of such determination: (1) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the NYSE or NASDAQ and (2) limitations pursuant to any applicable rule or regulation enacted or promulgated by the NYSE, NASDAQ, any other self-regulatory organization or the SEC of similar scope as determined by P&G shall constitute a suspension, absence or material limitation of trading.

•	“Merger” means the merger of the Pringles Company with and into Merger Sub, with Merger Sub continuing as the surviving company, as contemplated by the Transaction Agreement.

•	“Merger Sub” means Wimbledon Acquisition LLC, a Delaware limited liability company and direct wholly owned subsidiary of Diamond.

•	“NASDAQ” means the NASDAQ Global Select Market.

•	“NYSE” means the New York Stock Exchange.

•	“P&G” means The Procter & Gamble Company, an Ohio corporation, and, unless the context otherwise requires, its consolidated subsidiaries.

•	“P&G shareholders” means the holders of shares of P&G common stock.

•

“Pringles” or “Pringles Business” means the business of P&G and its subsidiaries relating to the sourcing, producing, marketing, selling, distributing and development of (1) potato snack-related products and services, including potato crisps and various flavors and product line extensions that feature different compositions and flavors, and (2) cracker stick-related products and services that will be transferred by P&G and its subsidiaries to the Pringles Company as part of the Separation, including the Pringles® brand.

•	“Pringles Company” means The Wimble Company, a Delaware corporation and direct wholly owned subsidiary of P&G, and, where the context requires, its consolidated subsidiaries.

•

“Pringles Debt” means the new senior secured bank debt in an amount equal to $            to be (1) incurred by the Pringles Company prior to the Distribution and guaranteed by all existing and future direct and indirect subsidiaries of the Pringles Company, other than certain foreign subsidiaries, (2) assumed by Merger Sub by operation of law upon consummation of the Merger and (3) guaranteed after the consummation of the Merger by (a) all existing and future direct and indirect subsidiaries of Merger Sub, other than certain foreign subsidiaries, and (b) Diamond and all subsidiaries of Diamond that guarantee the indebtedness under Diamond’s credit facilities.

•	“Remaining Shares” means any remaining shares of Pringles Company common stock held by P&G after completion of the exchange offer.

•	“Separation” means the transfer by P&G of certain of the assets and liabilities related to the Pringles Business, including certain subsidiaries of P&G, to the Pringles Company.

•	“Separation Agreement” means the Separation Agreement, dated as of April 5, 2011, by and among P&G, the Pringles Company and Diamond.

•	“Transaction Agreement” means the Transaction Agreement, dated as of April 5, 2011, by and among P&G, the Pringles Company, Diamond and Merger Sub.

•

“Transactions” means the transactions contemplated by the Transaction Agreement and the Separation Agreement, which provide, among other things, for the Separation, the Pringles Debt, the Distribution and the Merger, as described in the section “The Transactions”.

•	“VWAP” means the volume-weighted average price.

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER AND THE TRANSACTIONS

The following are some of the questions that P&G shareholders may have and answers to those questions. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this prospectus. You are urged to read this prospectus in its entirety prior to making any decision.

Questions and Answers About This Exchange Offer

1.	Do I have to participate in the exchange offer?

No. You are not required to participate in the exchange offer. You may tender all, some or none of your shares of P&G common stock. If you want to retain your shares of P&G common stock, you do not need to take any action in connection with the exchange offer.

2.	How do I decide whether to participate in the exchange offer?

Whether you should participate in the exchange offer depends on many factors. You should examine carefully your specific financial position, plans and needs before you decide whether to participate, as well as the relative risks associated with an investment in Diamond (with the Pringles Business) and P&G (without the Pringles Business).

In addition, you should consider all of the factors described in “Risk Factors” beginning on page 39, including the risks relating to an investment in shares of Diamond common stock that have been incorporated by reference into this prospectus. None of P&G, the Pringles Company, the dealer manager, any of their respective directors or officers or any of their respective affiliates or representatives makes any recommendation as to whether you should tender your shares of P&G common stock. You must make your own decision after carefully reading this prospectus and consulting with your advisors in light of your own particular circumstances. You are strongly encouraged to read this prospectus very carefully.

3.	How do I participate in the exchange offer?

The procedures you must follow to participate in the exchange offer will depend on whether you hold your shares of P&G common stock in certificated form, in book-entry form through the Direct Registration System (“DRS”) or the P&G Shareholder Investment Program (“SIP”), through a broker, dealer, commercial bank, trust company or similar institution or through a P&G benefit plan. For specific instructions about how to participate, see “The Exchange Offer—Terms of the Exchange Offer—Procedures for Tendering.”

4.	Who may participate in the exchange offer and will it be extended outside the United States?

Any U.S. holder of shares of P&G common stock during the exchange offer period, which will be at least 20 business days, may participate in the exchange offer. For any beneficial owners of shares of P&G common stock held in a P&G benefit plan, a fiduciary appointed under each of those plans will determine whether to exchange shares of P&G common stock held in each plan for the benefit of employees and former employees of P&G and their beneficiaries.

Although P&G has delivered this prospectus to its shareholders to the extent required by U.S. law, including shareholders located outside the United States, this prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of P&G common stock or shares of Pringles Company common stock in any jurisdiction in which such offer, sale or exchange is not permitted.

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. P&G has not taken any action under non-U.S. regulations to facilitate a public offer to exchange the shares of Pringles Company common stock outside the United States. Therefore, the ability of any non-U.S. person to tender shares of P&G common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for P&G to take any action to facilitate a public offering in that country. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. shareholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of Pringles Company common stock (or shares of Diamond common stock) that may apply in their home countries. P&G, Diamond, the Pringles Company and the dealer manager cannot provide any assurance about whether such limitations may exist. See “The Exchange Offer—Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on the exchange offer outside the United States.

5.	Can holders of P&G preferred stock participate in the exchange offer?

Only holders of shares of P&G common stock will be entitled to tender their shares of P&G common stock in the exchange offer. However, subject to the determination of the trustees of the P&G profit sharing plan to allow plan participants to participate in the exchange offer, if a holder of P&G preferred stock which is convertible into shares of P&G common stock desires to participate in the exchange offer, that person would need to convert his or her shares of P&G preferred stock into shares of P&G common stock in order to become a holder of shares of P&G common stock prior to the expiration of the exchange offer in order to be able to participate in the exchange offer. A conversion of P&G preferred stock into shares of P&G common stock cannot be revoked for any reason, including if shares of P&G common stock received upon conversion are tendered and not accepted for exchange in the exchange offer.

6.	Will holders of P&G stock options have the opportunity to exchange their P&G stock options for Pringles Company stock options in the exchange offer?

No. However, holders of vested and unexercised P&G stock options can exercise their vested stock options in accordance with the terms of the plans under which the options were issued and tender the shares of P&G common stock received upon exercise in the exchange offer. An exercise of a P&G stock option cannot be revoked for any reason, including if shares of P&G common stock received upon exercise are tendered and not accepted for exchange in the exchange offer.

7.	How many shares of Pringles Company common stock will I receive for each share of P&G common stock that I tender?

The exchange offer is designed to permit you to exchange your shares of P&G common stock for shares of Pringles Company common stock at a discount of     %. Stated another way, for each $1.00 of your shares of P&G common stock accepted in the exchange offer, you will receive approximately $         of shares of Pringles Company common stock whereby the value of the shares of P&G common stock will be based on the Average P&G Stock Price and the value of the shares of Pringles Company common stock will be based on the Average Diamond Stock Price. Please note, however, that:

•

The number of shares you can receive is subject to an upper limit of         shares of Pringles Company common stock for each share of P&G common stock accepted for exchange in the exchange offer. The next question and answer below describes how this limit may impact the value of shares of Pringles Company common stock you receive.

•	Because the exchange offer is subject to proration, P&G may accept for exchange only a portion of the shares of P&G common stock tendered by you.

•

Trading prices of shares of P&G common stock and shares of Diamond common stock will fluctuate, and there can be no assurance that the value of the shares of Diamond common stock received in exchange for shares of P&G common stock will continue to be higher than the discounted amount calculated for the exchange offer.

8.	Is there a limit on the number of shares of Pringles Company common stock I can receive for each share of P&G common stock that I tender?

The number of shares you can receive is subject to an upper limit of         shares of Pringles Company common stock for each share of P&G common stock accepted in the exchange offer. If the upper limit is in effect, you will receive less than $         of shares of Pringles Company common stock for each $1.00 of shares of P&G common stock that you tender, and you could receive much less. For example, if the Average P&G Stock Price was $         (the highest closing price for shares of P&G common stock on the NYSE during the three-month period prior to commencement of the exchange offer) and the Average Diamond Stock Price was $         (the lowest closing price for shares of Diamond common stock on NASDAQ during that three-month period), the value of shares of Pringles Company common stock, based on the Average Diamond Stock Price, received for shares of P&G common stock accepted for exchange would be approximately $         for each $1.00 of shares of P&G common stock accepted for exchange.

The upper limit represents a     % discount for shares of Pringles Company common stock based on the closing prices of shares of P&G common stock on the NYSE and shares of Diamond common stock on NASDAQ on                     , 2011 (the day before the commencement of the exchange offer). P&G set this upper limit to ensure that there would not be an unduly high number of shares of Pringles Company common stock being exchanged for each share of P&G common stock accepted in the exchange offer.

9.	How and when will I know the final exchange ratio and whether the upper limit is in effect?

The final exchange ratio showing the number of shares of Pringles Company common stock, and effectively the number of shares of Diamond common stock, that you will receive for each share of P&G common stock accepted for exchange in the exchange offer will be announced by press release no later than 9:00 a.m., New York City time, on the trading day immediately preceding the Expiration Date. P&G will also announce at that time whether the upper limit on the number of shares of Pringles Company common stock that can be received for each share of P&G common stock tendered is in effect. After that time, you may also contact the information agent to obtain this information at its toll-free number provided on the back cover of this prospectus.

10.	Will indicative exchange ratios be available during the exchange offer?

Yes. Indicative exchange ratios will be available by contacting the information agent at the toll-free number provided on the back cover of this prospectus, on each day of the exchange offer period prior to the announcement of the final exchange ratio. Prior to the Averaging Period, the indicative exchange ratios for each day will be calculated based on the simple arithmetic average of the closing prices of shares of P&G common stock on the NYSE and shares of Diamond common stock on NASDAQ on the three consecutive trading days immediately preceding such day. For example, on                     , 2011 (the tenth trading day of this exchange offer), an indicative exchange ratio will be available based on the simple arithmetic average of the closing prices of shares of P&G common stock on the NYSE and shares of Diamond common stock on NASDAQ on                     , 2011 (the seventh trading day),                     , 2011 (the eighth trading day) and                     , 2011 (the ninth trading day). During the Averaging Period, the indicative exchange ratios will be based on (1) on the first day of the Averaging Period, the simple arithmetic average of the closing prices of shares of P&G common stock on the NYSE and shares of Diamond common stock on NASDAQ on the three consecutive trading days immediately preceding the first day of the Averaging Period, (2) on the second day of the Averaging Period, the daily VWAPs of shares of P&G common stock and shares of Diamond common stock on the first day of the Averaging Period, and (3) on the third day of the Averaging Period, the simple arithmetic average of the daily VWAPs of shares of P&G common stock and shares of Diamond common stock on the first and second days of the Averaging Period.

11.	How are the Average P&G Stock Price and the Average Diamond Stock Price determined for purposes of calculating the number of shares of Pringles Company common stock to be received in the exchange offer?

The Average P&G Stock Price and the Average Diamond Stock Price for purposes of the exchange offer will equal the simple arithmetic average of the daily VWAPs of shares of P&G common stock on the NYSE and shares of Diamond common stock on NASDAQ, respectively, during a period of three consecutive trading days (currently expected to be                     , 2011,                     , 2011 and                     , 2011) ending on and including the second trading day preceding the Expiration Date.

12.	What is the “daily volume-weighted average price” or “daily VWAP?”

The “daily volume-weighted average price” for shares of P&G common stock and shares of Diamond common stock will be the volume-weighted average price of shares of P&G common stock on the NYSE and shares of Diamond common stock on NASDAQ, respectively, during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE and NASDAQ), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE and NASDAQ) as determined by P&G, which determination will be definitive and may be different from other sources of volume-weighted average prices or investors’ or security holders’ own calculations of volume-weighted average prices.

13.	Why is the value for shares of Pringles Company common stock based on the trading prices for shares of Diamond common stock?

There currently is no trading market for shares of Pringles Company common stock, and no such trading market will be established in the future. P&G believes, however, that the trading prices for shares of Diamond common stock are an appropriate proxy for the trading prices of shares of Pringles Company common stock because, among other factors, (1) in the Merger each holder of shares of Pringles Company common stock will receive the right to receive one share of Diamond common stock for each share of Pringles Company common stock and (2) at the start of the Averaging Period, it is expected that all the major conditions to the consummation of the Merger will have been satisfied (or will be expected to be satisfied) and the Merger will be expected to be consummated shortly, such that investors should be expected to be valuing shares of Diamond common stock based on the expected value of such shares of Diamond common stock after the Merger. However, there can be no assurance that shares of Diamond common stock after the Merger will trade on the same basis as shares of Diamond common stock trade prior to the Merger. See “Risk Factors—Risks Relating to the Transactions—The trading prices of shares of Diamond common stock may not be an appropriate proxy for the prices of shares of Pringles Company common stock.”

14.	What if the trading market in either shares of P&G common stock or shares of Diamond common stock is disrupted on one or more days during the Averaging Period?

If a market disruption event occurs with respect to shares of P&G common stock and/or shares or Diamond common stock on any day during the Averaging Period, both the Average P&G Stock Price and the Average Diamond Stock Price will be determined using the daily VWAP of shares of P&G common stock and shares of Diamond common stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred. If, however, P&G decides to extend the exchange offer period following a market disruption event, the Averaging Period will be reset. If a market disruption event occurs as specified above, P&G may terminate the exchange offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the exchange offer for P&G. For specific information as to what would constitute a market disruption event, see “The Exchange Offer—Conditions for Consummation of the Exchange Offer.”

15.	Are there circumstances under which I would receive fewer shares of Pringles Company common stock, and therefore effectively fewer shares of Diamond common stock, than I would have received if the exchange ratio were determined using the closing prices of shares of P&G common stock and shares of Diamond common stock on the Expiration Date?

Yes. For example, if the trading price of shares of P&G common stock were to increase during the last two trading days of the exchange offer period, the Average P&G Stock Price would likely be lower than the closing price of shares of P&G common stock on the Expiration Date. As a result, you may receive fewer shares of Pringles Company common stock, and therefore effectively fewer shares of Diamond common stock, for each $1.00 of shares of P&G common stock than you would have if the Average P&G Stock Price were calculated on the basis of the closing price of shares of P&G common stock on the Expiration Date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer period. Similarly, if the trading price of shares of Diamond common stock were to decrease during the last two trading days of the exchange offer period, the Average Diamond Stock Price would likely be higher than the closing price of shares of Diamond common stock on the Expiration Date. This could also result in your receiving fewer shares of Pringles Company common stock, and therefore effectively fewer shares of Diamond common stock, for each $1.00 of shares of P&G common stock than you would otherwise receive if the Average Diamond Stock Price were calculated on the basis of the closing price of shares of Diamond common stock on the Expiration Date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer period. See “The Exchange Offer—Terms of the Exchange Offer.”

16.	Will fractional shares of Pringles Company common stock and fractional shares of Diamond common stock be distributed?

Fractional shares of Pringles Company common stock will be issued in the Distribution but the shares of Pringles Company common stock (including the fractional shares) will be held by the exchange agent for the benefit of P&G shareholders whose shares of P&G common stock are being accepted in the exchange offer and, in the case of a pro rata dividend, P&G shareholders whose shares of P&G common stock remain outstanding and are not exchanged in the exchange offer. Upon completion of the Merger, each whole share of Pringles Company common stock will automatically convert into the right to receive one share of Diamond common stock. No fractional shares of Diamond common stock will be issued in the Merger to holders of fractional shares of Pringles Company common stock. In lieu of any fractional shares of Diamond common stock, holders of fractional shares of Pringles Company common stock who would otherwise be entitled to receive such fractional shares of Diamond common stock will be entitled to an amount in cash, without interest, equal to the holder’s pro rata portion of the net proceeds of the sale of fractional shares in the open market, which will occur no later than 30 business days after the completion of the Merger, obtained by aggregating the fractional shares of Diamond common stock otherwise allocable to the holders of fractional shares of Pringles Company common stock.

17.	What is the aggregate number of shares of Pringles Company common stock, and therefore effectively the aggregate number of shares of Diamond common stock, being offered in the exchange offer?

P&G is offering 29,143,190 shares of Pringles Company common stock in the exchange offer, which will automatically convert into the right to receive 29,143,190 shares of Diamond common stock upon completion of the Merger.

18.	What happens if more than the minimum amount of shares are tendered, but not enough shares of P&G common stock are tendered to allow P&G to exchange all of the shares of Pringles Company common stock it holds?

If the exchange offer is completed but is not fully subscribed, P&G will distribute all of the Remaining Shares in a pro rata dividend to P&G shareholders whose shares of P&G common stock remain outstanding and have not been accepted for exchange in the exchange offer. If there is a pro rata dividend to be distributed, the exchange agent will calculate the exact number of shares of Pringles Company common stock not exchanged in the exchange offer and to be distributed as a pro rata dividend and that number of shares of Diamond common stock, into which the Remaining Shares will be converted in the Merger, will be transferred to P&G shareholders (after giving effect to the consummation of the exchange offer) on a pro rata basis as promptly as practicable thereafter. See “The Exchange Offer—Dividend and Distribution of Any Shares of Pringles Company Common Stock Remaining after the Exchange Offer.”

19.	What happens if the exchange offer is oversubscribed and P&G is unable to fulfill all tenders of shares of P&G common stock at the exchange ratio?

If, upon the expiration of the exchange offer, P&G shareholders have validly tendered more shares of P&G common stock than P&G is offering to accept for exchange (taking into account the exchange ratio and the total number of shares of Pringles Company common stock owned by P&G), P&G will limit the number of shares of P&G common stock that it accepts for exchange in the exchange offer through a proration process. Proration for each tendering P&G shareholder will be based on (1) the proportion that the total number of shares of P&G common stock to be accepted for exchange bears to the total number of shares of P&G common stock validly tendered and not properly withdrawn and (2) the number of shares of P&G common stock validly tendered and not properly withdrawn by that shareholder (rounded to the nearest whole number of shares of P&G common stock and subject to any adjustment necessary to ensure the exchange of all shares of Pringles Company common stock owned by P&G), except for tenders of odd-lots. Beneficial holders (other than plan participants in a P&G benefit plan) of fewer than 100 shares of P&G common stock who validly tender all of their shares will not be subject to proration if the exchange offer is oversubscribed. Beneficial holders of more than 100 shares of P&G common stock are not eligible for this preference. See “The Exchange Offer—Terms of the Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of P&G Common Stock.”

20.	Will I be able to sell my shares of Pringles Company common stock after the exchange offer is completed?

No. There currently is no trading market for shares of Pringles Company common stock, and no such trading market will be established in the future. Immediately following the consummation of the exchange offer, the Pringles Company will merge with and into Merger Sub, a direct wholly owned subsidiary of Diamond, with Merger Sub continuing as the surviving company, and each share of Pringles Company common stock will automatically be converted into the right to receive one share of Diamond common stock.

21.	How many shares of P&G common stock will P&G acquire if the exchange offer is completed?

The number of shares of P&G common stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio and the number of shares of P&G common stock validly tendered and not properly withdrawn. P&G is offering 29,143,190 shares of Pringles Company common stock in the exchange offer. Accordingly, the largest possible number of shares of P&G common stock that will be accepted would equal 29,143,190 divided by the final exchange ratio. For example, assuming that the final exchange ratio            is            (the maximum number of shares of Pringles Company common stock that could be exchanged for one share of P&G common stock), then P&G would accept up to a total of approximately            shares of P&G common stock.

22.	Are there any conditions to P&G’s obligation to complete the exchange offer?

Yes. P&G’s obligation to complete the exchange offer will be subject to the satisfaction of certain conditions, including the satisfaction or waiver of other specified conditions precedent to the consummation of the Transactions as provided in the Transaction Agreement and other conditions set forth beginning on page 148 of this prospectus, and P&G may elect not to consummate the exchange offer prior to the time all such conditions are satisfied or if any of those conditions are not satisfied. For example, P&G is not required to complete the exchange offer unless the number of shares of Pringles Company common stock that would be distributed in exchange for shares of P&G common stock validly tendered in the exchange offer and not properly withdrawn exceeds a specified percentage, currently expected to be approximately     %, to be calculated based on the relative prices per share of Diamond common stock and P&G common stock and the relative numbers of shares of Diamond common stock and P&G common stock outstanding as of the Expiration Date (the “Minimum Condition”), provided that, at any time prior to the Expiration Date, P&G in its reasonable judgment and after consultation with Diamond may increase the specified percentage by the minimum amount necessary to ensure that P&G shareholders will be treated for purposes of section 355(e) of the Code as acquiring at least 52.50% of the outstanding shares of Diamond common stock pursuant to the Merger (the “Revised Minimum Condition”). The conditions also include the approval of Diamond’s stockholders of the issuance of shares of Diamond common stock in the Merger, P&G’s receipt of certain opinions from tax counsel regarding certain aspects of the Transactions, and certain other conditions. P&G may waive any or all of the conditions to the exchange offer prior to the expiration of the exchange offer. Neither the Pringles Company nor Diamond has any right to waive any of the conditions to the exchange offer. See “The Exchange Offer—Conditions for Consummation of the Exchange Offer” and “The Transaction Agreement—Conditions to the Merger.”

23.	Will I be able to withdraw the shares of P&G common stock that I tender?

You have a right to withdraw all, some or none of your shares of P&G common stock you have tendered at any time at or prior to 12:00 midnight, New York City time, on the Expiration Date. See “The Exchange Offer—Terms of the Exchange Offer—Withdrawal Rights.” Given that the final exchange ratio used to determine the number of shares of Pringles Company common stock that you will receive for each share of P&G common stock accepted for exchange in the exchange offer will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the Expiration Date, you will be able to withdraw shares of P&G common stock tendered for two trading days after the final exchange ratio has been established. If you change your mind again before the expiration of the exchange offer, you can re-tender shares of P&G common stock by following the exchange procedures again prior to expiration of the exchange offer.

If you are a registered holder of P&G common stock (which includes persons holding certificated shares and shares in book-entry form through the DRS or the SIP), you must provide a written notice of withdrawal or facsimile transmission of notice of withdrawal to the exchange agent. The information that must be included in that notice is specified under “The Exchange Offer—Terms of the Exchange Offer—Withdrawal Rights.”

If you hold your shares through a broker, dealer, commercial bank, trust company or similar institution, you should consult with that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or facsimile transmission of notice of withdrawal to the exchange agent on your behalf at or prior to 12:00 midnight, New York City time, on the Expiration Date. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.

24.	How long will the exchange offer be open?

The period during which you are permitted to tender your shares of P&G common stock in the exchange offer will expire at 12:00 midnight, New York City time, on , 2011, unless the exchange offer is extended or earlier terminated.

25.	Under what circumstances can the exchange offer be extended by P&G?

P&G can extend the exchange offer in its sole discretion, at any time and from time to time. For instance, the exchange offer may be extended if any of the conditions for consummation of the exchange offer are not satisfied or waived prior to the expiration of the exchange offer. If P&G extends the exchange offer, it must publicly announce the extension by press release at any time prior to 9:00 a.m., New York City time, on the business day immediately following the previously scheduled Expiration Date. An extension will result in the resetting of the Averaging Period.

26.	Will I receive delivery of shares of Pringles Company common stock?

No. Shares of Pringles Company common stock will not be transferred to you if you exchange any of your shares of P&G common stock for shares of Pringles Company common stock or if you are eligible to receive any Remaining Shares in a pro rata dividend, if any. The exchange agent will cause such shares of Pringles Company common stock to be credited to records maintained by the exchange agent for the benefit of the respective holders. See the “The Exchange Offer—Terms of the Exchange Offer—Book-Entry Accounts” and “The Exchange Offer—Dividend and Distribution of Any Shares of Pringles Company Common Stock Remaining after the Exchange Offer.” Pursuant to the Merger, each share of Pringles Company common stock will automatically convert into the right to receive one share of Diamond common stock. As promptly as practicable following the Merger and P&G’s notice and determination of the final proration factor, if any, Diamond’s transfer agent will credit the shares of Diamond common stock, into which the shares of Pringles Company common stock have been converted, to book-entry accounts maintained for the benefit of the P&G shareholders who received shares of Pringles Company common stock in the exchange offer or as a pro rata dividend, if any, and will send these holders a statement evidencing their holdings of shares of Diamond common stock.

27.	What are the material U.S. federal income tax consequences to P&G and P&G shareholders resulting from the Distribution, the Merger and Related Transactions?

P&G will receive an opinion from Cadwalader, Wickersham & Taft LLP, special tax counsel to P&G, to the effect that the Distribution, together with certain related transactions, should qualify for U.S. federal income tax purposes as a reorganization under sections 355 and 368 of the Code, and that the Merger should not cause section 355(e) of the Code to apply to the Distribution. Accordingly, P&G and P&G shareholders generally should recognize no gain or loss with respect to the Distribution. It is a condition to the Distribution that such opinion not be withdrawn. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by P&G, the Pringles Company, Diamond and Merger Sub which, if incorrect or inaccurate in any material respect, would jeopardize the conclusions reached by special tax counsel in its opinion. The opinion will not be binding on the Internal Revenue Service (“IRS”) or any court, and the IRS or a court may not agree with the opinion. Neither P&G nor the Pringles Company is currently aware of any facts or circumstances that would cause these assumptions and representations to be untrue or incorrect in any material respect or that would jeopardize the conclusions reached by special tax counsel in its opinion. You should note that P&G does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the Distribution.

If, notwithstanding the receipt of an opinion of special tax counsel, the Distribution fails to qualify as a reorganization under sections 355 and 368 of the Code, each P&G shareholder who receives shares of Pringles Company common stock in the Distribution would generally be treated as recognizing taxable gain equal to the difference between the fair market value of the shares of Pringles Company common stock received by the shareholder and its tax basis in the shares of P&G common stock exchanged therefor and/or receiving a taxable distribution equal to the fair market value of the shares of Pringles Company common stock received by the shareholder. P&G would generally recognize taxable gain equal to the excess of the fair market value of the assets transferred to the Pringles Company plus liabilities assumed by the Pringles Company over P&G’s tax basis in such assets.

Even if the Distribution generally qualified as a reorganization under sections 368 and 355 of the Code, the Distribution would become taxable to P&G under section 355(e) of the Code if a 50% or greater interest (by vote or value) of P&G stock, Pringles Company stock or Diamond stock were treated as acquired directly or indirectly by certain persons as part of a plan or series of related transactions that included the Distribution. Because P&G shareholders should be treated as owning more than 50% of the shares of Diamond common stock following the Merger, the Merger, by itself, should not cause the Distribution to be taxable to P&G under section 355(e) of the Code. However, if the IRS were to determine that other acquisitions of Diamond shares after the Distribution were part of a plan or series of related transactions that included the Distribution for purposes of section 355(e) of the Code, such determination could result in the recognition of gain by P&G under section 355(e) of the Code. In such case, P&G would recognize gain as if it had sold the shares of Pringles Company common stock distributed to P&G shareholders for an amount equal to the fair market value of such stock.

The completion of the Merger is conditioned on the receipt by P&G of a tax opinion from Cadwalader, Wickersham & Taft LLP, special tax counsel to P&G, and by Diamond of a tax opinion from Fenwick & West LLP, tax counsel to Diamond, in each case, to the effect that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. Accordingly, P&G shareholders who exchange their shares of Pringles Company common stock received in the Distribution for shares of Diamond common stock generally will, for U.S. federal income tax purposes, recognize no gain or loss in the Merger, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Diamond common stock. The opinions will rely on certain assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the Merger in the manner contemplated by the Transaction Agreement, and representations and covenants made by P&G, the Pringles Company, Diamond and Merger Sub, including those contained in representation letters of officers of Diamond and P&G. If any of those representations, covenants or assumptions is inaccurate, the opinions may not be relied upon, and the U.S. federal income tax consequences of the Merger could differ from those discussed here. In addition, these opinions are not binding on the IRS or a court, and none of P&G, the Pringles Company, Diamond or Merger Sub intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Consequently, there can be no certainty that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge.

For further information concerning the U.S. federal income tax consequences of the Transactions, see “The Exchange Offer—Material U.S. Federal Income Tax Consequences of the Distribution, the Merger and Related Transactions.”

28.	Are there any appraisal rights for holders of shares of P&G common stock?

There are no appraisal rights available to P&G shareholders in connection with the exchange offer.

29.	What will P&G do with the shares of P&G common stock it acquires and what is the impact of the exchange offer on P&G’s share count?

The shares of P&G common stock acquired by P&G in the exchange offer will be held as treasury stock. Any shares of P&G common stock acquired by P&G in the exchange offer will reduce P&G shares outstanding, although P&G’s actual number of shares outstanding on a given date reflects a variety of factors such as option exercises.

Questions and Answers About the Transactions

30.	Why has P&G decided to separate the Pringles Business from P&G?

P&G periodically evaluates its portfolio of businesses to assess the fit of each business within P&G. For a discussion of the background of the Transactions, see “The Transactions—Background of the Transactions.”

The principal factors considered by P&G in deciding to pursue the Transactions were:

•	the relative sales, earnings and cash flow growth rates of the Pringles Business and P&G’s other businesses;

•	the value to be received by P&G shareholders upon consummation of the Transactions;

•	the effect of divesting the Pringles Business pursuant to the Transactions on P&G’s future earnings per share;

•	the tax effects on P&G and its shareholders;

•	the expected timing and ability to effectively execute the Transactions;

•

the ability of each of P&G’s and the Pringles Business’ management to concentrate on the expansion and growth of their respective businesses following the Separation, allowing each to pursue the development strategies most appropriate to its respective operations; and

•	Diamond’s business and prospects after giving effect to the proposed acquisition of Pringles.

31.	What will happen in the Transactions?

Below is a summary of the key steps of the Transactions. A step-by-step description of material events relating to the Transactions is set forth under “The Transactions.”

•

P&G will transfer to the Pringles Company, a newly formed, direct wholly owned subsidiary of P&G, certain assets relating to the Pringles Business, including certain subsidiaries of P&G. The Pringles Company will also assume certain liabilities associated with the Pringles Business.

•

Prior to the Distribution, and in partial consideration for the assets of the Pringles Business transferred from P&G to the Pringles Company, the Pringles Company will be recapitalized in the following manner:

•

the Pringles Company will issue and deliver to P&G a number of additional shares of Pringles Company common stock such that the total number of shares of Pringles Company common stock held by P&G at the time of the Distribution will equal 29,143,190, all of which shares of Pringles Company common stock P&G will dispose of in the Distribution; and

•

the Pringles Company will enter into senior secured term credit facilities to borrow $         and will use the borrowed proceeds, along with any cash contributed by P&G to the Pringles Company, to purchase certain Pringles Business assets from P&G affiliates.

•

The Distribution will be effected, at P&G’s election, through a “spin-off” of the Pringles Company to P&G shareholders or a “split-off” in which P&G shareholders can elect to participate in an exchange offer of shares of P&G common stock for shares of Pringles Company common stock. In the “split-off” scenario, P&G will offer to P&G shareholders the right to exchange all or a portion of their shares of P&G common stock for shares of Pringles Company common stock in this exchange offer.

If the exchange offer is completed but is not fully subscribed, P&G will distribute the Remaining Shares as a pro rata dividend to P&G shareholders whose shares of P&G common stock remain outstanding after consummation of the exchange offer. If there is a pro rata dividend to be distributed, the exchange agent will calculate the exact number of shares of Pringles Company common stock not exchanged in the exchange offer and to be distributed in a pro rata dividend and that number of shares of Diamond common stock, into which the Remaining Shares will be converted in the Merger, will be transferred to P&G shareholders (after giving effect to the consummation of the exchange offer) on a pro rata basis as promptly as practicable thereafter.

The exchange agent will hold, for the account of the relevant P&G shareholders, the global certificate(s) representing all of the outstanding shares of Pringles Company common stock, pending the completion of the Merger. Shares of Pringles Company common stock will not be traded during this period.

•

Immediately after the completion of the Distribution, on the closing date of the Transactions, the Pringles Company will merge with and into Merger Sub, with Merger Sub continuing as the surviving company.

•	Each share of Pringles Company common stock will be automatically converted into the right to receive one fully paid and nonassessable share of Diamond common stock.

•

Upon consummation of the Merger, Merger Sub will assume Pringles’ obligations under the Pringles Debt by operation of law, and the Pringles Debt will be guaranteed by (1) all existing and future direct and indirect subsidiaries of Merger Sub, other than certain foreign subsidiaries, and (2) Diamond and all subsidiaries of Diamond that guarantee the indebtedness under Diamond’s credit facilities.

•

The shares of Diamond common stock outstanding immediately prior to the Merger will represent approximately 43% of the shares of Diamond common stock that will be outstanding immediately after the Merger, and the shares of Diamond common stock issued in connection with the conversion of shares of Pringles Company common stock in the Merger will represent approximately 57% of the shares of Diamond common stock that will be outstanding immediately after the Merger.

In connection with the Transactions, P&G and Diamond have entered into various agreements, and will enter into additional agreements, establishing the terms of the Separation. These agreements include a transition services agreement in which P&G will agree to provide certain services to Merger Sub and Diamond for a limited period of time following the Transactions. See “Additional Agreements.”

32.	What are the main ways that the relationship between Pringles and P&G will change after the Transactions are completed?

Following the Transactions, the Pringles Company, including the Pringles Business, will no longer be a subsidiary of P&G but will instead be merged with and into Merger Sub, a wholly owned subsidiary of Diamond, with Merger Sub continuing as the surviving company. In connection with the Transactions, Diamond, the Pringles Company and P&G have entered into agreements that provide for the acquisition of the Pringles Business by Diamond. In addition, in connection with the Separation, the Pringles Company and P&G will enter into several ancillary agreements and a transition services agreement governing the provision of certain services by P&G to Merger Sub and Diamond for a limited period of time following the Transactions. See “Additional Agreements.”

33.	What is the current relationship between the Pringles Company and Diamond?

The Pringles Company is currently a wholly owned subsidiary of P&G and was incorporated as a Delaware corporation in order to effect the Separation of the Pringles Business from P&G. Other than in connection with the Transactions, there is currently no relationship between the Pringles Company and Diamond.

34.	What will Diamond stockholders receive in the Merger?

Diamond stockholders will not directly receive any consideration in the Merger. All shares of Diamond common stock issued and outstanding immediately before the Merger will remain issued and outstanding after consummation of the Merger. Immediately after the Merger, Diamond stockholders will continue to own shares in Diamond, which will include (1) the Pringles Business, which will be owned and operated though Merger Sub, Diamond’s wholly owned subsidiary and (2) the Pringles Debt in an amount equal to $            , which upon consummation of the Merger will be assumed by Merger Sub by operation of law and guaranteed by (a) all existing and future direct and indirect subsidiaries of Merger Sub, other than certain foreign subsidiaries and (b) Diamond and all subsidiaries of Diamond that guarantee the indebtedness under Diamond’s credit facilities.

35.	How will the Transactions impact the future liquidity and capital resources of Diamond?

Upon consummation of the Merger, the Pringles Debt in an amount equal to $         will be assumed by Merger Sub and guaranteed by (1) all existing and future direct and indirect subsidiaries of Merger Sub, other than certain foreign subsidiaries, and (2) Diamond and all subsidiaries of Diamond that guarantee the indebtedness under Diamond’s credit facilities. Diamond anticipates that its primary sources of liquidity after the Transactions will be cash provided by operations and supplemented by borrowings from third-party lenders.

36.	Are there any conditions to the consummation of the Transactions?

Yes. The completion of the Merger is subject to a number of conditions, including:

•	the completion of the Separation and Distribution;

•	the satisfaction of the Minimum Condition or the Revised Minimum Condition, as applicable;

•	the approval by Diamond’s stockholders of the issuance of shares of Diamond common stock in the Merger;

•	the receipt of written tax opinions from special tax counsel to P&G and tax counsel to Diamond; and

•	other customary conditions.

This prospectus describes these conditions in more detail under “The Exchange Offer—Conditions for Consummation of the Exchange Offer” and “The Transaction Agreement—Conditions to the Merger.”

37.	When will the Transactions be completed?

The Transactions are expected to be completed as soon as practicable after consummation of the exchange offer. However, it is possible that factors outside Diamond’s and P&G’s control could require the parties to complete the Transactions at a later time or not complete them at all. For a discussion of the conditions to the Transactions, see “The Transaction Agreement—Conditions to the Merger.”

38.	Are there risks associated with the Transactions?

Yes. You should consider all of the information included or incorporated by reference in this prospectus, including the factors described under the heading “Risk Factors.” You are strongly encouraged to read this entire prospectus very carefully. The risks include, among others, the possibility that Diamond may fail to realize the anticipated benefits of the acquisition, the uncertainty that Diamond will be able to integrate the Pringles Business successfully and the possibility that Diamond may be unable to provide benefits and services or access to equivalent financial strength and resources to the Pringles Business that historically have been provided by P&G.

39.	What shareholder approvals are needed in connection with the Transactions?

Diamond cannot complete the Transactions unless the proposal relating to the issuance of shares of Diamond common stock in the Merger is approved by the affirmative vote of the holders of a majority of the voting power present in person or by proxy at the special meeting of its stockholders to be held on                     , 2011. No vote of P&G shareholders is required or being sought in connection with the Transactions.

40.	Where will the shares of Diamond common stock issued in the Merger be listed?

Shares of Diamond common stock are, and the shares of Diamond common stock to be issued in the Merger will be, listed on NASDAQ under the symbol “DMND.”

41.	Where can I find more information about P&G, the Pringles Company, Diamond and the Transactions?

You can find out more information about P&G, the Pringles Company, Diamond and the Transactions by reading this prospectus and, with respect to P&G and Diamond, from various sources described in “Where You Can Find More Information; Incorporation by Reference.”

42.	Whom should I call if I have questions about the Transactions or the exchange offer?

To find out more information about the Transactions or the exchange offer, or to request additional copies of this prospectus or other documents relating to the Transactions or the exchange offer without charge, please call D. F. King & Co., Inc., the information agent for the exchange offer, at (800) 549-6697 (toll-free in the United States) or at (212) 269-5550 (call collect). You can also write to D. F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005.

SUMMARY

Unless otherwise stated in this prospectus or the context otherwise provides, the description of the Pringles Company and the Pringles Business contained in this prospectus is based on the assumption that the transferred assets and liabilities of the Pringles Business had been held by the Pringles Company for all of the periods discussed. The following summary contains certain information from this prospectus. It does not contain all the details concerning the Transactions, including information that may be important to you. To better understand the Transactions, you should carefully review this entire document and the documents it refers to. See “Where You Can Find More Information; Incorporation by Reference.”

Diamond’s fiscal year begins on August 1 and ends on the following July 31. The Pringles Company’s fiscal year begins on July 1 and ends on the following June 30. For example, Diamond’s “fiscal 2010” began on August 1, 2009 and ended on July 31, 2010, and Pringles’ “fiscal 2010” began on July 1, 2009 and ended on June 30, 2010.

The Companies

Diamond Foods, Inc.

Diamond Foods, Inc.

600 Montgomery Street, 13th Floor

San Francisco, California 94111

Telephone: (415) 445-7444

Diamond Foods, Inc., a Delaware corporation referred to in this prospectus as Diamond, is an innovative packaged food company focused on building, acquiring and energizing brands. Diamond was founded in 1912 and has a proven track record of growth, which is reflected in the growth of Diamond’s revenues from approximately $201 million in fiscal 2000 to approximately $680 million in fiscal year 2010. Diamond specializes in processing, marketing and distributing snack products and culinary, in-shell and ingredient nuts. In 2004, Diamond complemented its strong heritage in the culinary nut market under the Diamond of California® brand by launching a full line of snack nuts under the Emerald® brand. In September 2008, Diamond acquired the Pop Secret® brand of microwave popcorn products, which provided Diamond with increased scale in the snack market, significant supply chain economies of scale and cross-promotional opportunities with Diamond’s existing brands. In March 2010, Diamond acquired Kettle Foods, a leading premium potato chip company in the two largest potato chip markets in the world, the United States and United Kingdom. Diamond sells its products to global, national, regional and independent grocery, drug and convenience store chains, as well as to mass merchandisers, club stores and other retail channels.

For the fiscal year ended July 31, 2010 and for the nine months ended April 30, 2011, Diamond had $680.2 million and $733.1 million of net sales, respectively, and generated net income of $26.2 million and $41.7 million, respectively.

Wimbledon Acquisition LLC

Wimbledon Acquisition LLC

c/o Diamond Foods, Inc.

600 Montgomery Street, 13th Floor

San Francisco, California 94111

Telephone: (415) 445-7444

Wimbledon Acquisition LLC, a Delaware limited liability company referred to in this prospectus as Merger Sub, is a newly formed, direct wholly owned subsidiary of Diamond that was organized specifically for the purpose of completing the Merger. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and in connection with the Transactions.

The Procter & Gamble Company

The Procter & Gamble Company

One Procter & Gamble Plaza

Cincinnati, Ohio 45202

Telephone: (513) 983-1100

The Procter & Gamble Company, an Ohio corporation referred to in this prospectus as P&G, was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, P&G manufactures and markets a broad range of consumer products in many countries throughout the world. P&G has one of the strongest portfolios of trusted, quality, leadership brands, including Pampers®, Tide®, Ariel®, Always®, Whisper®, Pantene®, Mach3®, Bounty®, Dawn®, Gain®, Pringles®, Charmin®, Downy®, Lenor®, Iams®, Crest®, Oral-B®, Actonel®, Duracell®, Olay®, Head & Shoulders®, Wella®, Gillette®, Braun® and Febreze®. As of June 30, 2010, P&G owned and operated 37 manufacturing facilities in the United States located in 23 different states or territories. In addition, as of June 30, 2010, P&G owned and operated 97 manufacturing facilities in 41 other countries. Many of the domestic and international facilities produce products for multiple P&G business units.

The Wimble Company

The Wimble Company

c/o The Procter & Gamble Company

One Procter & Gamble Plaza

Cincinnati, Ohio 45202

Telephone: (513) 983-1100

The Wimble Company, a Delaware corporation referred to in this prospectus as the Pringles Company, is a direct wholly owned subsidiary of P&G organized on April 1, 2011 for the purpose of effecting the Separation of the Pringles Business from P&G. It has no material assets or liabilities of any kind other than those incident to its formation and those acquired or incurred in connection with the Transactions.

Pringles is a combination of wholly owned subsidiaries of P&G and assets and liabilities of the Pringles Business. Pringles manufactures, markets and distributes snack foods, primarily under the Pringles® brand, and sells snacks products in over 140 countries around the world across North America, Europe, Asia and Latin America. Pringles sells its products principally to leading mass merchandisers, grocery retailers, club stores and convenience outlets globally, through the P&G sales force and third-party distributors.

For the fiscal year ended June 30, 2010 and for the nine months ended March 31, 2011, P&G’s Pringles Business generated combined net sales of $1,367 million and $1,047 million, respectively, and operating income of $166.9 million and $129.6 million, respectively.

The Transactions

On April 5, 2011, Diamond and P&G announced that they had entered into a Transaction Agreement and a Separation Agreement, which provide for a business combination involving Diamond, P&G and Pringles. In the Transactions, P&G will contribute certain of the assets and liabilities of the Pringles Business to the Pringles Company, a newly formed wholly owned subsidiary of P&G. Prior to the Distribution, the Pringles Company is

expected to be recapitalized by (1) issuing and delivering to P&G a number of additional shares of Pringles Company common stock such that the total number of shares of Pringles Company common stock held by P&G at the time of the Distribution will equal 29,143,190, all of which shares of Pringles Company common stock P&G will dispose of in the Distribution, (2) incurring new indebtedness in the form of the Pringles Debt and receiving net cash proceeds in an amount equal to $            , and (3) using such cash proceeds from the Pringles Debt, along with any cash contributed by P&G to the Pringles Company, to purchase certain Pringles Business assets from P&G affiliates.

On the closing date of the Transactions, P&G will distribute shares of Pringles Company common stock to its participating shareholders in an exchange offer. If the exchange offer is completed but is not fully subscribed, P&G will distribute all of the Remaining Shares as a pro rata dividend to P&G shareholders (after giving effect to the consummation of the exchange offer). On or prior to the consummation of the exchange offer, P&G will irrevocably deliver to the exchange agent all of the shares of Pringles Company common stock outstanding, with irrevocable instructions to hold the shares of Pringles Company common stock for the benefit of P&G shareholders whose shares of P&G common stock are being accepted for exchange in the exchange offer and, in the case of a pro rata dividend P&G shareholders whose shares of P&G common stock are outstanding after consummation of the exchange offer. If there is a pro rata dividend to be distributed, the exchange agent will calculate the exact number of shares of Pringles Company common stock not exchanged in the exchange offer and to be distributed in a pro rata dividend and that number of shares of Diamond common stock, into which such Remaining Shares will be converted in the Merger, will be transferred to P&G shareholders (after giving effect to the consummation of the exchange offer) on a pro rata basis as promptly as practicable thereafter. Immediately after the completion of the Distribution, the Pringles Company will merge with and into Merger Sub, a wholly owned subsidiary of Diamond, with Merger Sub continuing as the surviving company. In connection with the Merger, the shares of Pringles Company common stock distributed in connection with the Distribution will automatically convert into the right to receive shares of Diamond common stock on a one-for-one basis. See the sections of this prospectus entitled “The Transactions,” “The Transaction Agreement” and “The Separation Agreement.”

Diamond expects to issue 29,143,190 shares of Diamond common stock in the Merger. Based upon the reported closing sales price of $             per share for Diamond common stock on NASDAQ on                     , 2011, the last NASDAQ trading day prior to the date of this prospectus, the total value of the consideration to be paid by Diamond in the Transactions, including the Pringles Debt in an amount equal to $             to be assumed by Merger Sub after the consummation of the Transactions, would have been approximately $             million. The value of the consideration to be paid by Diamond will depend on the market price of shares of Diamond common stock at the time of determination.

After the Merger, Diamond, through Merger Sub, its wholly owned subsidiary, will own and operate the Pringles Business under its current brand names and will also continue its current businesses. Diamond will continue to use the name “Diamond Foods, Inc.” after the Merger. All shares of Diamond common stock issued in the Merger will be listed on NASDAQ under Diamond’s current trading symbol “DMND.”

Below is a step-by-step description of the sequence of material events relating to the Transactions.

Step 1	Separation

P&G will transfer to the Pringles Company, a newly formed, direct wholly owned subsidiary of P&G, certain assets relating to the Pringles Business, including certain subsidiaries of P&G. The Pringles Company will also assume certain liabilities associated with the Pringles Business.

Step 2	Pringles Company Recapitalization

Prior to the Distribution, and in partial consideration for the assets of the Pringles Business transferred from P&G to the Pringles Company, the Pringles Company will be recapitalized in the following manner:

•        the Pringles Company will issue and deliver to P&G a number of additional shares of Pringles Company common stock such that the total number of shares of Pringles Company common stock held by P&G at the time of the Distribution will equal 29,143,190, all of which shares of Pringles Company common stock P&G will dispose of in the Distribution; and

•        the Pringles Company will enter into senior secured term credit facilities to borrow an amount equal to $             and will use the borrowed proceeds, along with any cash contributed by P&G to the Pringles Company, to purchase certain Pringles Business assets from P&G affiliates.

Step 3	Distribution—Spin-Off or Exchange Offer

The Distribution will be effected, at P&G’s election, through a “spin-off” of the Pringles Company to P&G shareholders or a “split-off” in which P&G shareholders can elect to participate in an exchange offer of shares of P&G common stock for shares of Pringles Company common stock. In the “split-off” scenario, P&G will offer to P&G shareholders the right to exchange all or a portion of their shares of P&G common stock for shares of Pringles Company common stock in this exchange offer.

If the exchange offer is completed but is not fully subscribed, P&G will distribute the Remaining Shares as a pro rata dividend to P&G shareholders whose shares of P&G common stock remain outstanding after consummation of the exchange offer. If there is a pro rata dividend to be distributed, the exchange agent will calculate the exact number of shares of Pringles Company common stock not exchanged in the exchange offer and to be distributed in a pro rata dividend and that number of shares of Diamond common stock, into which the Remaining Shares will be converted in the Merger, will be transferred to P&G shareholders (after giving effect to the consummation of the exchange offer) on a pro rata basis as promptly as practicable thereafter.

The exchange agent will hold, for the account of the relevant P&G shareholders, the global certificate(s) representing all of the outstanding shares of Pringles Company common stock, pending the completion of the Merger. Shares of Pringles Company common stock will not be traded during this period.

Step 4	Merger

Immediately after the completion of the Distribution, on the closing date of the Transactions, the Pringles Company will merge with and into Merger Sub, with Merger Sub continuing as the surviving company.

Each share of Pringles Company common stock will be automatically converted into the right to receive one fully paid and nonassessable share of Diamond common stock.

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure, the corporate structure immediately following the Distribution but prior to the Merger, and the corporate structure immediately following the consummation of the Transactions.

After completion of the steps mentioned above, the shares of Diamond common stock outstanding immediately prior to the Merger will represent approximately 43% of the shares of Diamond common stock that will be outstanding immediately after the Merger, and the shares of Diamond common stock issued in connection with the conversion of shares of Pringles Company common stock in the Merger will represent approximately 57% of the shares of Diamond common stock that will be outstanding immediately after the Merger.

After completion of all of the Merger and the other steps mentioned above, the Pringles Business will be owned and operated by Diamond through Merger Sub, its direct wholly owned subsidiary; Merger Sub will be the obligor on the Pringles Debt in an amount equal to $             ; the Pringles Debt will be guaranteed by all existing and future direct and indirect subsidiaries of Merger Sub, other than certain foreign subsidiaries, and Diamond and all subsidiaries of Diamond that guarantee the indebtedness under Diamond’s credit facilities; and P&G’s affiliates will have received proceeds from the sale of certain Pringles Business assets to the Pringles Company funded from the net proceeds of the Pringles Debt and from any cash contributed by P&G to the Pringles Company, in each case, consummated prior to the Distribution. See “The Transactions—Number of Shares of Pringles Company Common Stock to be Distributed to P&G Shareholders.”

Various factors were considered by Diamond and P&G in negotiating the terms of the Transactions, including the equity ownership levels of Diamond stockholders and current and former P&G shareholders receiving shares of Diamond common stock in the Distribution. The principal factors considered by the parties negotiating the allocation of equity ownership following the Transactions were the relative actual results of operations of Diamond and the Pringles Business, the opportunities expected to be obtained from combining Diamond and the Pringles Business and the enhancements to Diamond’s strategic global growth objectives as a result of acquiring the Pringles Business. Diamond also considered, among other things, the expected impacts of the integration of the Pringles Business with Diamond and the other factors identified under “The Transactions—Background of the Transactions—Diamond’s Reasons for the Transactions.” P&G also considered, among other things, the relative sales, earnings and cash flow growth rates of the Pringles Business, the value to P&G shareholders that could be realized in the Transactions and the other factors identified under “The Transactions—Background of the Transactions—P&G’s Reasons for the Transactions.”

Business Strategies After the Transactions

Diamond is an innovative packaged foods company focused on building, acquiring and energizing brands. Diamond focuses on organic growth in its product lines, and will consider acquiring brands to improve its overall portfolio and competitive position. Diamond specializes in processing, marketing and distributing snack products and culinary, in-shell and ingredient nuts.

Diamond has demonstrated that it can grow both organically and through acquisitions. Between fiscal 2003 and fiscal 2010, Diamond’s retail sales grew at a 21% compound annual growth rate. In the past five fiscal years, Diamond’s gross margin improved from 14.3% to 23.7%, operating margin grew from 2.8% to 9.5% and earnings per share have grown four-fold. Diamond’s profitable growth has been driven by its ability to expand distribution, and to contribute to category growth with high quality and innovative new products. Diamond competes based on product quality, innovation and differentiation as well as support of its brands among consumers and retailers.

Diamond expects the addition of Pringles, an iconic, global snack brand, to increase its scale in the snack aisle and provide opportunities to expand distribution and cross-promotional activities for Diamond’s entire snack portfolio. As with its previous acquisitions, Diamond plans to invest in the Pringles® brand to grow and leverage its increased scale to benefit its entire snack portfolio. In markets where Diamond currently sells snack products, Pringles would extend distribution reach into channels such as mass merchandisers, discount and convenience stores. These are channels where Diamond’s existing portfolio is more limited. Diamond is strongest in the grocery channel where Pringles is under-represented, which may provide the brand an opportunity for growth.

The acquisition of Pringles is attractive to Diamond because of its distribution strength in both developed and emerging markets. Pringles products are sold in 140 countries around the world, including countries across Asia, Latin America, Central Europe, the Middle East and Africa. These markets often experience higher growth rates than more developed markets, and Diamond plans to focus on and invest in the Pringles® brand, to grow the brand and to create new growth opportunities for other Diamond products as well.

Additional Agreements

In connection with the Transactions, P&G, the Pringles Company and Diamond will also enter into other agreements at the time of the Separation relating to: the provision of Olestra, an ingredient used in some Pringles products; certain transition services for a limited period of time following the completion of the Transactions; the use of specified facilities; and tax matters. See “Additional Agreements.”

Number of Shares of Pringles Company Common Stock to be Distributed to P&G Shareholders

As part of the Separation, the Pringles Company will issue to P&G additional shares of Pringles Company common stock so that the total number of shares of Pringles Company common stock issued and outstanding will be 29,143,190. This will result in the shares of Pringles Company common stock, when converted into shares of Diamond common stock and combined with the existing shares of Diamond common stock, being equal to approximately 57% of the combined total immediately upon completion of the Merger.

Terms of the Exchange Offer

P&G is offering holders of shares of P&G common stock the opportunity to exchange their shares of P&G common stock for shares of Pringles Company common stock, which will be automatically converted into shares of Diamond common stock in the Merger. You may tender all, some or none of your shares of P&G common stock. This prospectus and related documents are being sent to persons who directly held shares of P&G common stock on                     , 2011 and brokers, dealers, commercial banks, trust companies and similar institutions whose names or the names of whose nominees appear on P&G’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of P&G’s common stock.

Shares of P&G common stock properly tendered and not properly withdrawn will be accepted for exchange at the exchange ratio determined as described under “The Exchange Offer—Terms of the Exchange Offer—Final Exchange Ratio,” on the terms and conditions of the exchange offer and subject to the limitations described below, including the proration provisions. P&G will promptly return any shares of P&G common stock that have not been accepted for exchange following the expiration of the exchange offer and the determination of the final proration factor, if any, described below.

Extension; Termination

The exchange offer, and your withdrawal rights, will expire at 12:00 midnight, New York City time, on                     , 2011, unless the exchange offer is extended or earlier terminated. You must tender your shares of P&G common stock at or prior to this time if you want to participate in the exchange offer. P&G may extend or terminate the exchange offer as described in this prospectus.

Conditions for Consummation of the Exchange Offer

P&G’s obligation to exchange shares of Pringles Company common stock for shares of P&G common stock is subject to the conditions listed under “The Exchange Offer—Conditions for Consummation of the Exchange

Offer,” including the satisfaction or waiver of specified conditions precedent to the consummation of Transactions as provided in the Transaction Agreement and certain other conditions. These conditions include that the number of shares of Pringles Company common stock that would be distributed in exchange for shares of P&G common stock validly tendered in the exchange offer and not properly withdrawn exceeds a specified percentage, currently expected to be approximately     %, to be calculated based on the relative prices per share of Diamond common stock and P&G common stock and the relative numbers of shares of Diamond common stock and P&G common stock outstanding as of the Expiration Date (the “Minimum Condition”), provided that, at any time prior to the Expiration Date, P&G in its reasonable judgment and after consultation with Diamond may increase the specified percentage by the minimum amount necessary to ensure that P&G shareholders will be treated for purposes of section 355(e) of the Code as acquiring at least 52.50% of the outstanding shares of Diamond common stock pursuant to the Merger (the “Revised Minimum Condition”); the approval of Diamond’s stockholders of the issuance of shares or Diamond common stock in the Merger; P&G’s receipt of an opinion from its special tax counsel regarding certain aspects of the Transactions; and certain other conditions. For a description of the material conditions precedent to the Transactions, see “The Transaction Agreement—Conditions to the Merger.”

P&G may waive any or all of the conditions to the exchange offer prior to the expiration of the exchange offer. Neither the Pringles Company nor Diamond has any right to waive any of the conditions to the exchange offer, other than waivers of conditions to their obligation to consummate the Transactions as provided in the Transaction Agreement.

Proration; Odd-Lots

If, upon the expiration of the exchange offer, P&G shareholders have validly tendered more shares of P&G common stock than P&G is offering to accept for exchange (taking into account the exchange ratio and the total number of shares of Pringles Company common stock owned by P&G), P&G will limit the number of shares of P&G common stock that it accepts for exchange in the exchange offer through a proration process. Proration for each tendering P&G shareholder will be based on (1) the proportion that the total number of shares of P&G common stock to be accepted for exchange bears to the total number of shares of P&G common stock validly tendered and not properly withdrawn and (2) the number of shares of P&G common stock validly tendered and not properly withdrawn by that shareholder (rounded to the nearest whole number of shares of P&G common stock and subject to any adjustment necessary to ensure the exchange of all shares of Pringles Company common stock owned by P&G), except for tenders of odd-lots. Beneficial holders (other than plan participants in a P&G benefit plan) of fewer than 100 shares of P&G common stock who validly tender all of their shares will not be subject to proration if the exchange offer is oversubscribed. Beneficial holders of more than 100 shares of P&G common stock are not eligible for this preference. See “The Exchange Offer—Terms of the Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of P&G Common Stock.”

Fractional Shares

Fractional shares of Pringles Company common stock will be issued in the Distribution but the shares of Pringles Company common stock (including the fractional shares) will be held by the exchange agent for the benefit of P&G shareholders whose shares of P&G common stock are being accepted in the exchange offer and, in the case of a pro rata dividend, P&G shareholders whose shares of P&G common stock are outstanding after consummation of the exchange offer. Immediately following the Distribution, the Pringles Company will merge with and into Merger Sub, a wholly owned subsidiary of Diamond, with Merger Sub continuing as the surviving company. Each whole share of Pringles Company common stock will automatically be converted into the right to receive one share of Diamond common stock. No fractional shares of Diamond common stock will be issued in the Merger to holders of fractional shares of Pringles Company common stock. In lieu of any fractional shares of Diamond common stock, holders of fractional shares of Pringles Company common stock who would otherwise be entitled to receive such fractional shares of Diamond common stock will be entitled to an amount in cash, without interest, equal to the holder’s pro rata portion of the net proceeds of the sale of fractional shares in the open market, which will occur no later than 30 business days after the completion of the Merger, obtained by aggregating the fractional shares of Diamond common stock otherwise allocable to the holders of fractional shares of Pringles Company common stock.

Procedures for Tendering

The procedures you must follow to participate in the exchange offer will depend on how you hold your shares of P&G common stock. For you to validly tender your shares of P&G common stock pursuant to the exchange offer, before the expiration of the exchange offer, you will need to take the following steps:

•

If you hold certificates for shares of P&G common stock, you must deliver to the exchange agent at the address listed on the back cover of this prospectus a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents, and the certificates representing the shares of P&G common stock tendered;

•

If you hold shares of P&G common stock in book-entry form via the Direct Registration System (“DRS”) or in the P&G Shareholder Investment Program (“SIP”), you must deliver to the exchange agent at the address listed on the back cover of this prospectus a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents. Since certificates are not issued for DRS and SIP shares, you do not need to deliver any certificates representing those shares to the exchange agent;

•

If you hold shares of P&G common stock though a broker, dealer, commercial bank, trust company or similar institution, you should receive instructions from that institution on how to participate in the exchange offer. In this situation, do not complete the letter of transmittal. Please contact the institution through which you hold your shares directly if you have not yet received instructions. Some financial institutions may effect tenders by book-entry transfer through The Depository Trust Company;

•

If you hold shares of P&G common stock through a P&G benefit plan, you do not need to take any immediate action with respect to the exchange offer. A fiduciary appointed under each of those plans will determine whether to exchange shares of P&G common stock held in each plan for the benefit of employees and former employees of P&G and their beneficiaries. You should contact the appropriate fiduciary for your respective benefit plan if you have questions about your plan’s participation in the exchange offer; and

•

If you wish to tender your shares of P&G common stock but share certificates are not immediately available, time will not permit shares or other required documentation to reach the exchange agent before the expiration of the exchange offer or the procedure for book-entry transfer cannot be completed on a timely basis, you must follow the procedures for guaranteed delivery described under “The Exchange Offer—Terms of the Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.”

Delivery of Shares of Pringles Company Common Stock

At or prior to the consummation of the exchange offer, P&G will irrevocably deliver to the exchange agent all of the shares of Pringles Company common stock outstanding, with irrevocable instructions to hold the shares of Pringles Company common stock for the benefit of P&G shareholders whose shares of P&G common stock are being accepted in the exchange offer and, in the case of a pro rata dividend, P&G shareholders whose shares of P&G common stock remain outstanding after the consummation of the exchange offer. Diamond will deposit with its transfer agent global certificates representing shares of Diamond common stock, with irrevocable instructions to hold the shares of Diamond common stock for the benefit of the holders of shares of Pringles Company common stock. Pursuant to the Merger, each share of Pringles Company common stock will automatically convert into the right to receive one share of Diamond common stock. As promptly as practicable following the Merger and P&G’s notice and determination of the final proration factor, if any, Diamond’s transfer agent will credit the shares of Diamond common stock, into which the shares of Pringles Company common stock have been converted, to book-entry accounts maintained for the benefit of the P&G shareholders who received shares of Pringles Company common stock in the exchange offer or as a pro rata dividend, if any, and will send these holders a statement evidencing their holdings of Diamond common stock. See “The Exchange Offer—Terms of the Exchange Offer—Exchange of Shares of P&G Common Stock.”

Withdrawal Rights

You may withdraw all, some or none of your tendered shares of P&G common stock at any time before the expiration of the exchange offer. If you change your mind again before the expiration of the exchange offer, you may re-tender your shares of P&G common stock by again following the exchange offer procedures.

In order to withdraw your shares, you (or, in lieu thereof, if you hold your shares through a broker, dealer, commercial bank, trust company or similar institution, that institution on your behalf) must provide a written notice of withdrawal or facsimile transmission of notice of withdrawal to the exchange agent. See “The Exchange Offer—Terms of the Exchange Offer—Withdrawal Rights.”

No Appraisal Rights

No appraisal rights are available to holders of shares of P&G common stock in connection with the exchange offer or any pro rata dividend of shares of Pringles Company common stock.

Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

This prospectus is not an offer to buy, sell or exchange and it is not a solicitation of an offer to buy or sell any shares of P&G common stock, shares of Pringles Company common stock or shares of Diamond common stock in any jurisdiction in which such offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of P&G, the Pringles Company, Diamond or the dealer manager has taken any action under those non-U.S. regulations to facilitate a public offer to exchange the shares of Pringles Company or Diamond common stock outside the United States. Therefore, the ability of any non-U.S. person to tender shares of P&G common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for P&G to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. shareholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of Pringles Company common stock that may apply in their home countries. P&G, the Pringles Company, Diamond and the dealer manager cannot provide any assurance about whether such limitations may exist. See “The Exchange Offer—Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on the exchange offer outside the United States.

Dividend and Distribution of Any Shares of Pringles Company Common Stock Remaining after the Exchange Offer

If the exchange offer is completed but is not fully subscribed, P&G will distribute all of the Remaining Shares in a pro rata dividend to P&G shareholders whose shares of P&G common stock remain outstanding and have not been accepted for exchange in the exchange offer. At or prior to the consummation of the exchange offer, P&G will irrevocably deliver all of the shares of Pringles Company common stock owned by P&G to the exchange agent with irrevocable instructions to hold the shares of Pringles Company common stock for the benefit of P&G shareholders whose shares of P&G common stock are being accepted for exchange in the exchange offer and, in the case of any pro rata dividend, P&G shareholders whose shares of P&G common stock remain outstanding and have not been accepted for exchange in the exchange offer. If there is a pro rata dividend to be distributed, the exchange agent will calculate the exact number of shares of Pringles Company common stock not exchanged in the exchange offer and to be distributed in a pro rata dividend and that number of shares of Diamond common stock, into which the Remaining Shares will be converted in the Merger, will be transferred to P&G shareholders (after giving effect to the consummation of the exchange offer) on a pro rata basis as promptly as practicable thereafter. See “The Exchange Offer—Dividend and Distribution of Any Shares of Pringles Company Common Stock Remaining after the Exchange Offer.”

Risk Factors

In deciding whether to tender your shares of P&G common stock in the exchange offer, you should carefully consider the matters described in the section “Risk Factors,” as well as other information included in this prospectus and the other documents to which you have been referred.

Diamond Debt

Effective April 5, 2011, Bank of America, N.A. (“Bank of America”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) agreed to provide Diamond certain senior credit facilities to finance the repayment of loans outstanding under Diamond’s existing credit facility, to pay fees and expenses incurred in connection with the Transactions and to provide ongoing working capital and for other general corporate purposes. The commitments contemplated thereby are in effect until March 1, 2012, if the Transactions have not been consummated by that date, and are subject to customary conditions. Diamond has agreed to pay certain fees to Bank of America and BofA Merrill Lynch in connection with the credit facilities and has agreed to indemnify such parties against certain liabilities.

The commitment letter provides that the lenders will provide up to $700.0 million in a senior secured credit facility, comprised of a five-year term loan facility of up to $300.0 million and a five-year revolving credit facility of up to $400.0 million. In addition, on April 5, 2011, Diamond and BofA Merrill Lynch entered into an engagement letter contemplating the sale of up to $300.0 million in aggregate principal amount of senior unsecured notes issued in either a public offering or a Rule 144A or other private offering, and the commitment letter provides for a senior unsecured bridge facility of up to $300.0 million to the extent Diamond is unable to issue the full amount of such senior unsecured notes. In addition, Diamond may, subject to certain customary conditions, on one or more occasions borrow additional term loans and/or increase commitments under the revolving credit facility, in an amount not to exceed $200.0 million. All such foregoing debt will be guaranteed by all existing and future direct and indirect subsidiaries of Diamond, other than certain foreign subsidiaries. Upon consummation of the Merger, the payment of all such debt will be guaranteed by the Pringles Company and all subsidiaries of the Pringles Company that guarantee the indebtedness under the Pringles Company’s credit facilities. Such debt will be senior secured obligations of Diamond, secured by substantially all of the assets of the borrower and each guarantor. See “Debt Financing—Diamond Debt.”

Pringles Debt

Effective April 5, 2011, the Pringles Company, Bank of America and BofA Merrill Lynch entered into a commitment letter with respect to the provision of up to $1,050 million of financing as contemplated by the Transactions. The financing provided for in the commitment letter is subject to execution of loan documentation by March 1, 2012 and other customary conditions. The Pringles Company has agreed to pay certain fees to Bank of America and BofA Merrill Lynch in connection with the commitment letter and has agreed to indemnify such parties against certain liabilities.

The commitment letter provides that the lenders will provide two senior secured term credit facilities, one with a term of five years and another with a term of seven years, in an aggregate amount up to $1,050 million, each available in a single draw and payable at maturity. The loans will initially be made to the Pringles Company and will be guaranteed by all existing and future direct and indirect subsidiaries of the Pringles Company, other than certain foreign subsidiaries. Upon consummation of the Merger, the Pringles Debt will be assumed by Merger Sub by operation of law, and will be guaranteed by (1) all existing and future direct and indirect subsidiaries of Merger Sub, other than certain foreign subsidiaries and (2) Diamond and all subsidiaries of Diamond that guarantee the indebtedness under Diamond’s credit facilities. The loans will be senior secured obligations of the Pringles Company (and upon consummation of the Merger, Merger Sub), secured by substantially all of the assets of the borrower and each guarantor. See “Debt Financing—Pringles Debt.”

Board of Directors and Management of Diamond following the Transactions

The directors and executive officers of Diamond immediately following the closing of the Transactions are expected to be the same as the directors and executive officers of Diamond immediately prior to the closing of the Transactions, and the existing board of directors and executive officers of the Pringles Company will resign.

Diamond Stockholder Vote

The board of directors of Diamond has approved the Transaction Agreement, the Merger and the other Transactions and has recommended that Diamond stockholders approve the issuance of shares of Diamond common stock in the Merger, which is a condition to the Merger and the other Transactions, and, if necessary or appropriate, vote for the adjournment of the special meeting to solicit additional proxies for the proposal.

Diamond has scheduled a special meeting of its stockholders to be held on                     , 2011 in order to, among other things, obtain stockholder approval of the issuance of shares of Diamond common stock in the Merger. The issuance of shares of Diamond common stock in the Merger must be approved by the affirmative vote of the holders of a majority of the voting power present in person or by proxy at the special meeting.

Accounting Treatment and Considerations

Accounting Standards Codification (“ASC”) 805, Business Combinations, requires the use of the purchase method of accounting for business combinations. In applying the purchase method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (Diamond in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following:

•

The relative voting interests of Diamond after the Transactions. In this case, P&G shareholders participating in the exchange offer (and pro rata dividend, if any) are expected to receive approximately 57% of the equity ownership and associated voting rights in Diamond after the Transactions.

•

The composition of the governing body of Diamond after the Transactions. In this case, the composition of the board of directors of Diamond following the Merger will be comprised of the members of the board of directors of Diamond immediately prior to the completion of the Merger. Diamond has a classified board of directors, consisting of ten directors each of whom is elected for a three-year term. One class of directors is elected at each Diamond annual stockholder meeting. The election of directors is a matter on which each share of common stock is entitled to only one vote regardless of the period of time such share is owned. Therefore, any significant shift in the composition of the board could only occur over a period of several years.

•	The composition of the senior management of Diamond after the Transactions. In this case, Diamond’s executive officers following the Merger will be the same as Diamond’s current executive officers.

After considering all pertinent facts, reviewing the criteria outlined in ASC 805 and conducting the relevant analysis, Diamond has concluded that it is the accounting acquiror in the Transactions. Although majority voting rights may be retained by former P&G shareholders, ASC 805 requires consideration of all pertinent facts and circumstances, listing several potential indicators, none of which is weighed more heavily than another. Diamond’s conclusion is based primarily upon the following facts: (1) there will be no immediate change in the composition of Diamond’s board of directors after the Transactions, (2) Diamond’s senior management prior to the Transactions will continue to be the senior management of the combined business after the Transactions and (3) Diamond is issuing its equity interests as consideration for the Transactions and its voting rights are expected to continue to be widely held. Accordingly, Diamond will apply purchase accounting to the assets and liabilities of the Pringles Company upon completion of the Transactions.

Material U.S. Federal Income Tax Consequences of the Distribution, the Merger and Related Transactions

P&G will receive an opinion from Cadwalader, Wickersham & Taft LLP, special tax counsel to P&G, to the effect that the Distribution, together with certain related transactions, should qualify for U.S. federal income tax purposes as a reorganization under sections 355 and 368 of the Code, and that the Merger should not cause section 355(e) of the Code to apply to the Distribution. Accordingly, P&G and P&G shareholders generally should recognize no gain or loss with respect to the Distribution. It is a condition to the Distribution that such opinion not be withdrawn. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by P&G, the Pringles Company, Diamond and Merger Sub which, if incorrect or inaccurate in any material respect, would jeopardize the conclusions reached by special tax counsel in its opinion. The opinion will not be binding on the IRS or any court, and the IRS or a court may not agree with the opinion. Neither P&G nor the Pringles Company is currently aware of any facts or circumstances that would cause these assumptions and representations to be untrue or incorrect in any material respect or that would jeopardize the conclusions reached by special tax counsel in its opinion. You should note that P&G does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the Distribution.

If, notwithstanding the receipt of an opinion of special tax counsel, the Distribution fails to qualify as a reorganization under sections 355 and 368 of the Code, each P&G shareholder who receives shares of Pringles Company common stock in the Distribution would generally be treated as recognizing taxable gain equal to the difference between the fair market value of the shares of Pringles Company common stock received by the shareholder and its tax basis in the shares of P&G common stock exchanged therefor and/or receiving a taxable distribution equal to the fair market value of the shares of Pringles Company common stock received by the shareholder. P&G would generally recognize taxable gain equal to the excess of the fair market value of the assets transferred to the Pringles Company plus liabilities assumed by the Pringles Company over P&G’s tax basis in such assets.

Even if the Distribution generally qualified as a reorganization under sections 368 and 355 of the Code, the Distribution would become taxable to P&G under section 355(e) of the Code if a 50% or greater interest (by vote or value) of P&G stock, Pringles Company stock or Diamond stock were treated as acquired directly or indirectly by certain persons as part of a plan or series of related transactions that included the Distribution. Because P&G shareholders should be treated as owning more than 50% of the shares of Diamond common stock following the Merger, the Merger, by itself, should not cause the Distribution to be taxable to P&G under section 355(e) of the Code. However, if the IRS were to determine that other acquisitions of Diamond shares after the Distribution were part of a plan or series of related transactions that included the Distribution for purposes of section 355(e) of the Code, such determination could result in the recognition of gain by P&G under section 355(e) of the Code. In such case, P&G would recognize gain as if it had sold the shares of Pringles Company common stock distributed to P&G shareholders for an amount equal to the fair market value of such stock.

The completion of the Merger is conditioned on the receipt by P&G of a tax opinion from Cadwalader, Wickersham & Taft LLP, special tax counsel to P&G, and by Diamond of a tax opinion from Fenwick & West LLP, tax counsel to Diamond, in each case, to the effect that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. Accordingly, P&G shareholders who exchange their shares of Pringles Company common stock received in the Distribution for shares of Diamond common stock generally will, for U.S. federal income tax purposes, recognize no gain or loss in the Merger, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Diamond common stock. The opinions will rely on certain assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the Merger in the manner contemplated by the Transaction Agreement, and representations and covenants made by P&G, the Pringles Company, Diamond and Merger Sub, including those contained in representation letters of officers of Diamond and P&G. If any of those representations, covenants or assumptions is inaccurate, the opinions may not be relied upon, and the U.S. federal income tax consequences of the Merger could differ from those discussed here. In addition, these opinions are not binding on the IRS or a court, and none of P&G, the Pringles Company, Diamond or Merger Sub intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Consequently, there can be no certainty that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge.

For further information concerning the U.S. federal income tax consequences of the Transactions, see “The Exchange Offer—Material U.S. Federal Income Tax Consequences of the Distribution, the Merger and Related Transactions.”

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following summary historical combined financial data of Pringles, summary historical consolidated financial data of P&G, summary historical consolidated financial data of Diamond, summary unaudited condensed combined pro forma financial data of Diamond, comparative historical and pro forma per share data of Diamond and historical per share data of P&G are being provided to help you in your analysis of the financial aspects of the Transactions. The summary historical combined financial data of Pringles assumes that the transferred assets and liabilities of the Pringles Business had been held by the Pringles Company for all of the periods presented. The summary unaudited condensed combined pro forma financial data of Diamond and comparative historical and pro forma per share data of Diamond have been prepared by Diamond for illustrative purposes only and are not necessarily indicative of the operating results or financial position of Diamond or the Pringles Company had the Transactions been completed at the beginning of the periods or on the dates indicated, nor are they necessarily indicative of any future operating results or financial position. You should read this information in conjunction with the financial information included elsewhere and incorporated by reference in this prospectus. See “Where You Can Find More Information; Incorporation by Reference,” “Information on Pringles,” “Information on P&G,” “Information on Diamond” and “Selected Historical and Pro Forma Financial Data.”

Summary Historical Combined Financial Data of Pringles

Pringles’ combined balance sheet data presented below as of June 30, 2010 and 2009 and statement of income and cash flows data for the three fiscal years ended June 30, 2010, 2009 and 2008 have been derived from Pringles’ audited combined financial statements, included elsewhere in this prospectus. Pringles’ combined balance sheet data presented below as of March 31, 2011 and statement of income and cash flows data for the nine months ended March 31, 2011 and 2010 have been derived from Pringles’ unaudited interim combined financial statements, included elsewhere in this prospectus. In the opinion of the Pringles Company’s management, such unaudited financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of the interim periods. The summary historical combined financial data below is not necessarily indicative of the results that may be expected for any future period, and the results for the interim period ended March 31, 2011 are not necessarily indicative of the results for the full fiscal year. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Pringles” and the financial statements of Pringles and the notes thereto included elsewhere in this prospectus.

The financial information of Pringles included in this prospectus has been derived from the consolidated financial statements and accounting records of P&G and reflects assumptions and allocations made by P&G, and do not include any interest expense as no debt was recorded at Pringles for the periods presented. The financial position, results of operations and cash flows of Pringles presented may be different from those that would have resulted had the Pringles Company been operated as a standalone company or been a subsidiary of Diamond. As a result, the historical financial information of Pringles is not a reliable indicator of future results. See “Risk Factors.”

	Fiscal Year Ended June 30,			Nine Months Ended March 31,
	2010	2009	2008	2011	2010
	(Dollars in millions)
Statement of Income Data:
Net sales	$1,367.4	$1,396.4	$1,534.4	$1,047.3	$1,022.4
Cost of products sold	886.9	1,049.3	1,077.9	666.3	666.0

Gross profit	480.5	347.1	456.5	381.0	356.4
Selling, general and administrative expense	314.1	279.8	334.9	250.9	234.8
Other operating expense	(0.5)	7.4	(0.2)	0.5	0.3

Operating income	166.9	59.9	121.8	129.6	121.3
Income taxes	40.0	19.6	36.8	26.1	29.1

Net income	$126.9	$40.3	$85.0	$103.5	$92.2

	As of June 30,		As of March 31,
	2010	2009	2011
	(Dollars in millions)
Balance Sheet Data:
Total assets	$533.3	$608.1	$572.2
Long-term debt	—	—	—
Noncurrent deferred income tax liabilities	36.5	44.5	34.1
Total equity	338.0	412.7	359.1

	Fiscal Year Ended June 30,			Nine Months Ended March 31,
	2010	2009	2008	2011	2010
	(Dollars in millions)
Statement of Cash Flows Data:
Cash provided by (used in):
Operating activities	$212.8	$105.1	$196.7	$126.6	$159.0
Investing activities	(27.2)	(24.4)	(33.3)	(24.6)	(14.1)
Financing activities	(185.6)	(80.7)	(163.4)	(102.0)	(144.9)
Depreciation and amortization expense	46.5	74.2	84.6	34.0	35.1
Capital expenditures	(28.1)	(24.9)	(33.7)	(24.6)	(15.0)

Other Financial Data:
EBITDA(1)	$213.4	$134.1	$206.4	$163.6	$156.4

(1)	EBITDA is a financial measure not prepared in accordance with GAAP and is defined as income before interest expense, interest income, provision for income taxes, depreciation and amortization. EBITDA is not, and should not, be used as a substitute for net income as determined in accordance with GAAP. Pringles believes EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the branded food and beverage industry. However, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of Pringles’ results as reported under GAAP. Other companies may calculate EBITDA differently from how Pringles calculates EBITDA, limiting its utility as a comparative measure. A reconciliation of EBITDA to net income appears below.

	Fiscal Year Ended June 30,			Nine Months Ended March 31,
	2010	2009	2008	2011	2010
	(Dollars in millions)
Net income	$126.9	$40.3	$85.0	$103.5	$92.2
Interest expense	—	—	—	—	—
Income taxes	40.0	19.6	36.8	26.1	29.1
Depreciation and amortization expense	46.5	74.2	84.6	34.0	35.1

EBITDA	$213.4	$134.1	$206.4	$163.6	$156.4

Summary Historical Consolidated Financial Data of P&G

The summary historical consolidated financial data presented below have been derived from, and should be read together with, P&G’s consolidated financial statements and the accompanying notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections included in P&G’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 and P&G’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, which are incorporated by reference into this prospectus. The summary historical consolidated financial data as of June 30, 2010 and 2009 and for the fiscal years ended June 30, 2010, 2009 and 2008 have been derived from audited financial statements incorporated by reference into this prospectus. The summary historical consolidated financial data as of March 31, 2011 and for the nine months ended March 31, 2011 and 2010 have been derived from unaudited financial statements incorporated by reference into this prospectus. In the opinion of P&G’s management, such unaudited financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of the interim periods. The data shown below are not necessarily indicative of results to be expected for any future period, and the results for the interim period ended March 31, 2011 are not necessarily indicative of the results for the full fiscal year. To find out where you can obtain copies of P&G’s documents that have been incorporated by reference, see “Where You Can Find More Information; Incorporation by Reference.”

	Fiscal Year Ended June 30,						Nine Months Ended March 31,
	2010		2009		2008		2011		2010
	(Dollars in millions)
Consolidated Statement of Earnings Data:
Net sales	$78,938		$76,694		$79,257		$61,699		$60,012
Cost of products sold	37,919		38,690		39,261		29,981		28,359
Selling, general and administrative expense	24,998		22,630		24,017		19,185		18,582

Operating income	16,021		15,374		15,979		12,533		13,071
Interest expense	946		1,358		1,467		619		734
Other non-operating income, net	(28)		397		373		70		93

Earnings from continuing operations before income taxes	15,047		14,413		14,885		11,984		12,430

Income taxes on continuing operations	4,101		3,733		3,594		2,697		3,669

Net earnings from continuing operations	10,946		10,680		11,291		9,287		8,761

Net earnings from discontinued operations	1,790		2,756		784		—		1,790

Net earnings	$12,736		$13,436		$12,075		$9,287		$10,551

Net earnings margin from continuing operations	13.9%		13.9%		14.2%		15.1%		14.6%
Ratio of earnings to fixed charges	13.7	x	10.0	x	9.8	x	16.4	x	14.5	x

	As of June 30,		As of March 31,
	2010	2009	2011
	(Dollars in millions)
Consolidated Balance Sheet Data (at period end):
Total assets	$128,172	$134,833	$136,538
Long-term debt	21,360	20,652	21,699
Total shareholders’ equity	$61,439	$63,382	$67,432

Summary Historical Consolidated Financial Data of Diamond

The summary historical consolidated financial data presented below have been derived from, and should be read together with, Diamond’s consolidated financial statements and the accompanying notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections included in Diamond’s Annual Report on Form 10-K for the fiscal year ended July 31, 2010 and Diamond’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2011, which are incorporated by reference into this prospectus. The summary historical consolidated financial data as of July 31, 2010 and 2009 and for the fiscal years ended July 31, 2010, 2009 and 2008 have been derived from audited financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of April 30, 2011 and for the nine months ended April 30, 2011 and 2010 have been derived from unaudited financial statements incorporated by reference into this prospectus. In the opinion of Diamond’s management, such unaudited financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of the interim periods. The data shown below are not necessarily indicative of results to be expected for any future period, and the results for the interim period ended April 30, 2011 are not necessarily indicative of the results for the full fiscal year. To find out where you can obtain copies of Diamond’s documents that have been incorporated by reference, see “Where You Can Find More Information; Incorporation by Reference.”

	Fiscal Year Ended July 31,			Nine Months Ended April 30,
	2010	2009	2008	2011	2010
	(Dollars in millions, except per share data)
Consolidated Statement of Income Data:
Net sales	$680.2	$571.0	$531.5	$733.1	$503.5
Cost of sales	519.2	435.3	443.5	539.1	386.4

Gross profit	161.0	135.6	88.0	194.0	117.2
Operating expenses:
Selling, general and administrative	64.3	61.0	43.6	71.3	44.0
Advertising	33.0	28.8	20.5	34.4	26.0
Acquisition and integration related expenses	11.5	—	—	7.4	10.2

Total operating expenses	108.8	89.8	64.1	113.0	80.3

Income from operations	52.2	45.8	23.9	81.0	36.9
Interest expense, net	10.2	6.3	1.0	18.1	4.1
Other expenses, net	1.8	0.9	—	—	1.8

Income before income taxes	40.2	38.7	22.8	63.0	31.0
Income taxes	14.0	14.9	8.1	21.3	11.5

Net income	$26.2	$23.7	$14.8	$41.7	$19.5

Earnings per share:
Basic	$1.40	$1.45	$0.92	$1.90	$1.11
Diluted	$1.36	$1.42	$0.91	$1.85	$1.07

	As of July 31,		As of April 30,
	2010	2009	2011
	(Dollars in millions)
Consolidated Balance Sheet Data (at period end):
Total assets	$1,225.9	$394.9	$1,337.3
Long-term debt, including current portion	556.1	115.1	572.4
Total stockholders’ equity	$379.9	$173.3	$450.4

Summary Unaudited Condensed Combined Pro Forma Financial Data

This summary unaudited condensed combined pro forma financial data have been prepared by Diamond and are being provided for illustrative purposes only and are not necessarily indicative of what the operating results or financial position of Diamond or Pringles would have been had the Transactions been completed at the beginning of the periods or on the dates indicated, nor are they necessarily indicative of any future operating results or financial position. Diamond and Pringles may have performed differently had they actually been combined during the periods presented.

	For the Fiscal Year Ended July 31, 2010 for Pro Forma Combined Diamond	As of and for the Nine Months Ended April 30, 2011 for Pro Forma Combined Diamond
	(Dollars in millions, except per share data)
Statement of Income Data:
Net sales	$2,222.0	$1,780.4
Gross profit	705.0	575.0
Net income	101.2	98.9

Other Data:
Net income per share of common stock, basic	$2.12	$1.94
Net income per share of common stock, diluted	$2.09	$1.92
Weighted-average shares of common stock outstanding, basic	47.4	50.7
Weighted-average shares of common stock outstanding, diluted	47.9	51.2

Financial Position (at period end):
Cash and cash equivalents		$5.0
Total assets		4,404.0
Long-term debt		1,383.6
Other noncurrent liabilities		684.8
Total stockholders’ equity		1,844.7

Comparative Historical and Pro Forma Per Share Data

The following tables set forth historical and pro forma per share data for Diamond and historical per share data for P&G. The Diamond historical data have been derived from, and should be read together with, the audited consolidated financial statements of Diamond and the related notes thereto included elsewhere in this prospectus and the unaudited condensed consolidated financial statements of Diamond and the related notes thereto contained in Diamond’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2011 incorporated by reference into this prospectus. The Diamond pro forma data have been derived from the unaudited condensed combined pro forma financial data of Diamond included elsewhere in this prospectus. The P&G historical per share data have been derived from, and should be read together with, the audited consolidated financial statements of P&G and the related notes thereto contained in P&G’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 and the unaudited condensed consolidated financial statements of P&G and the related notes thereto contained in P&G’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, each of which is incorporated by reference into this prospectus. See “Where You Can Find More Information; Incorporation by Reference.”

This summary of comparative historical and pro forma per share data is being provided for illustrative purposes only and is not necessarily indicative of the results that would have been achieved had the Transactions been completed during the period presented, nor are they necessarily indicative of any future results. Diamond and Pringles may have performed differently had the Transactions occurred prior to the period presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had Diamond and Pringles been combined during the period presented or of the future results of Diamond following the Transactions.

The following table presents certain historical and pro forma per share data for Diamond:

	As of and for the Fiscal Year Ended July 31, 2010		As of and for the Nine Months Ended April 30, 2011
	Historical	Pro Forma	Historical	Pro Forma
Diamond:
Earnings Per Share Data:
Basic	$1.40	$2.12	$1.90	$1.94
Diluted	$1.36	$2.09	$1.85	$1.92
Shares of common stock used to compute earnings per share (in millions):
Basic	18.3	47.4	21.6	50.7
Diluted	18.8	47.9	22.1	51.2
Book value per share of common stock	$20.75	NA	$20.89	$36.41
Cash dividends declared per share of common stock	$0.18	$0.18	$0.14	$0.14

The following table presents certain historical per share data for P&G:

	As of and for the Fiscal Year Ended June 30, 2010	As of and for the Nine Months Ended March 31, 2011
P&G:
Historical Per Share Data:
Net earnings:
Basic:
Earnings from continuing operations	$3.70	$3.24
Earnings from discontinued operations	0.62	—
Basic net earnings per share	4.32	3.24
Diluted:
Earnings from continuing operations	$3.53	$3.09
Earnings from discontinued operations	0.58	—
Diluted net earnings per share	4.11	3.09
Weighted-average common stock outstanding (in millions):
Basic	2,900.8	2,810.5
Diluted	3,099.3	3,008.6
Book value per share of common stock	$21.61	$24.16
Cash dividends declared per share of common stock	$1.80	$1.45

Historical Market Price and Dividend Data

Historical Market Price

Historical market price data for the Pringles Company does not exist as the Pringles Company currently is a wholly owned subsidiary of P&G. As such, shares of Pringles Company common stock are not currently listed on a public stock exchange and are not publicly traded. Therefore, no market data is available for the Pringles Company.

Shares of P&G common stock are currently traded on the NYSE under the symbol “PG.” On April 4, 2011, the last trading day before the announcement of the Transactions, the last sale price of shares of P&G common stock reported by the NYSE was $62.26. On August 3, 2011, the last sale price of shares of P&G common stock reported by the NYSE was $60.73. The following table sets forth the high and low sale prices of shares of P&G common stock and the dividends declared for the periods indicated. For current price information, P&G shareholders are urged to consult publicly available sources.

	P&G Common Stock
	High	Low	Dividends
Fiscal Year Ended June 30, 2010
First Quarter	$58.66	$50.52	$0.440
Second Quarter	63.48	56.02	0.440
Third Quarter	64.58	59.01	0.440
Fourth Quarter	64.00	39.37	0.482
Fiscal Year Ended June 30, 2011
First Quarter	$63.36	$58.92	$0.482
Second Quarter	65.38	59.68	0.482
Third Quarter	66.95	59.70	0.482
Fourth Quarter	67.72	61.47	0.525
Fiscal Year Ending June 30, 2012
First Quarter (through August 3, 2011)	$65.14	$60.49	$0.525	(1)

(1)	On July 12, 2011, the board of directors of P&G declared a dividend of $0.525 per share payable on or after August 15, 2011 to shareholders who held shares of P&G common stock on July 22, 2011.

Shares of Diamond common stock are currently traded on NASDAQ under the symbol “DMND.” On April 4, 2011, the last trading day before the announcement of the Transactions, the last sale price of shares of Diamond common stock reported by NASDAQ was $57.22. On August 3, 2011, the last sale price of shares of Diamond common stock reported by NASDAQ was $69.53. The following table sets forth the high and low sale prices of shares of Diamond common stock and the dividends declared for the periods indicated. For current price information, Diamond stockholders are urged to consult publicly available sources.

	Diamond Common Stock
	High	Low	Dividends
Fiscal Year Ended July 31, 2010
First Quarter	$34.07	$26.21	$0.045
Second Quarter	37.24	29.10	0.045
Third Quarter	46.36	34.27	0.045
Fourth Quarter	46.67	36.72	0.045
Fiscal Year Ended July 31, 2011
First Quarter	$45.24	$37.91	$0.045
Second Quarter	55.97	42.96	0.045
Third Quarter	65.92	48.01	0.045
Fourth Quarter	79.37	62.78	0.045
Fiscal Year Ended July 31, 2012
First Quarter (through August 3, 2011)	$72.97	$66.59	$0.045	(1)

(1)	On July 21, 2011, the board of directors of Diamond declared a dividend of $0.045 per share payable on August 8, 2011 to stockholders who held shares of Diamond common stock on August 1, 2011.

Dividend Policies

P&G has paid dividends without interruption since its incorporation in 1890 and has increased dividends each year for the past 55 years. Historically, P&G has distributed between approximately 40% and 50% of its earnings to shareholders in the form of dividends. Nevertheless, as in the past, further dividends will be considered after reviewing dividend yields, profitability expectations and financing needs and will be declared at the discretion of P&G’s board of directors.

Diamond currently has a policy of paying an annual dividend of $0.18 per share, payable in four equal installments. The payment of cash dividends in the future will be at the discretion of Diamond’s board of directors. The declaration of any cash dividends, and the amount thereof, will depend on many factors, including Diamond’s financial condition, capital requirements, funds from operations, the dividend taxation level, Diamond’s stock price, future business prospects, and any other factors as Diamond’s board of directors may deem relevant. Additionally, Diamond’s existing credit facilities place significant restrictions on Diamond’s ability to pay dividends. The credit facility to be entered into in connection with the Transactions will contain similar restrictions, and other indebtedness Diamond may incur in the future may contain similar restrictions.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained or incorporated by reference in this prospectus, including the risks related to an investment in shares of Diamond common stock set forth in Part I, Item 1A of Diamond’s Annual Report on Form 10-K for the fiscal year ended July 31, 2010. The occurrence of one or more of the events described in such risk factors could have a material adverse effect on the Transactions as well as the business, prospects, financial condition, results of operations and/or cash flow, as well as the investment profile, of the Pringles Company or Diamond. In such a case, the market price of shares of Diamond common stock may decline and you could lose all or part of your investment in Diamond. Furthermore, other unknown or unexpected economic, business, competitive, regulatory, geopolitical or other factors could also have a material adverse effect on the Pringles Company or Diamond.

Risks Relating to the Transactions

If the IRS successfully challenges the tax-free treatment of the Transactions, P&G and possibly its shareholders may incur substantial U.S. federal income tax liability, and Diamond may have substantial indemnification obligations to P&G under the Tax Matters Agreement.

P&G will receive a written opinion from Cadwalader, Wickersham & Taft LLP, special tax counsel to P&G, to the effect that the Distribution, together with certain related transactions, should qualify for federal income tax purposes as a reorganization under sections 355 and 368(a)(1)(D) of the Code, and that the Merger should not cause section 355(e) of the Code to apply to the Distribution. In addition, the completion of the Merger is conditioned on the receipt by P&G of a tax opinion from Cadwalader, Wickersham & Taft LLP, special tax counsel to P&G, and by Diamond of a tax opinion from Fenwick & West LLP, tax counsel to Diamond, in each case, to the effect that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. The opinions will be based on, among other things, certain assumptions and representations as to factual matters made by P&G, the Pringles Company, Diamond and Merger Sub which, if incorrect or inaccurate in any material respect, would jeopardize the conclusions reached by special tax counsel in their opinions. None of P&G, the Pringles Company, Diamond or Merger Sub is aware of any facts or circumstances that would cause the assumptions or representations to be relied upon in the above-described tax opinions to be untrue or incomplete in any material respect. The opinions will not be binding on the IRS or a court, and the IRS or a court may not agree with the opinions. Notwithstanding receipt of the above-described opinions, the IRS could determine that the Transactions should be treated as taxable transactions. If, notwithstanding the receipt of the above-described opinions, the Distribution is determined to be a taxable transaction, each P&G shareholder who receives shares of Pringles Company common stock in the Distribution would generally be treated as recognizing taxable gain equal to the difference between the fair market value of the shares of Pringles Company common stock received by the shareholder and its tax basis in the shares of P&G common stock exchanged therefor and/or receiving a taxable distribution equal to the fair market value of the shares of Pringles Company common stock received by the shareholder. Additionally, in such case, P&G would generally recognize taxable gain equal to the excess of the fair market value of the assets transferred to the Pringles Company plus liabilities assumed by the Pringles Company over P&G’s tax basis in such assets, and this would likely produce substantial income tax adjustments to P&G.

Even if the Distribution generally qualified as a reorganization under sections 368 and 355 of the Code, the Distribution would become taxable to P&G under section 355(e) of the Code if a 50% or greater interest (by vote or value) of P&G stock, Pringles Company stock or Diamond stock were treated as acquired directly or indirectly by certain persons as part of a plan or series of related transactions that included the Distribution. Because P&G shareholders should be treated as owning more than 50% of the shares of Diamond common stock following the Merger, the Merger, by itself, should not cause the Distribution to be taxable to P&G under section 355(e) of the Code. However, if the IRS were to determine that other acquisitions of Diamond shares after the Distribution were part of a plan or series of related transactions that included the Distribution for purposes of section 355(e) of the Code, such determination could result in the recognition of gain by P&G under section 355(e) of the Code.

In such case, P&G would recognize gain as if it had sold the shares of Pringles Company common stock distributed to P&G shareholders for an amount equal to the fair market value of such stock, and this would likely produce substantial income tax adjustments to P&G.

Under the Tax Matters Agreement among P&G, the Pringles Company, Diamond and Merger Sub, the Diamond Group would be required to indemnify P&G against tax-related losses (e.g., increased taxes, penalties and interest required to be paid by P&G) if the Distribution were taxable to P&G as a result of the acquisition of a 50% or greater interest in Diamond as part of a plan or series of related transactions that included the Distribution to the extent that such tax-related losses were attributable to a breach of certain representations and warranties by Diamond described in the Tax Matters Agreement or actions or omissions of the Diamond Group, other than actions or omissions taken in reliance on a covenant, representation or warranty by P&G described in the Tax Matters Agreement that was breached or incorrect. In addition, the Diamond Group would be required to indemnify P&G for any tax liabilities resulting from the failure of the Merger to qualify as a reorganization under section 368(a) of the Code or the failure of the Distribution to qualify as a tax-free distribution under section 355 of the Code (including, in each case, failure to so qualify under a similar provision of state or local law) to the extent that such failure is attributable to a breach of certain representations and warranties by Diamond described in the Tax Matters Agreement or actions or omissions of the Diamond Group, other than actions or omissions taken in reliance on a covenant, representation or warranty by P&G described in the Tax Matters Agreement that was breached or incorrect. If the Diamond Group is required to indemnify P&G in the event of a taxable Distribution, this indemnification obligation would be substantial and could have a material adverse effect on Diamond.

If P&G recognizes gain on the Distribution attributable solely to P&G’s breach of any representation and/or covenant described in the Tax Matters Agreement, P&G would not be entitled to indemnification under such agreement. Additionally, tax-related losses attributable both to actions or omissions by the Diamond Group (other than those taken in reliance on a covenant, representation or warranty by P&G that was breached or incorrect), on the one hand, and actions or omissions by P&G or any other factor, on the other, would be shared according to the relative fault of Diamond and P&G. Except as described above, P&G would not be entitled to indemnification under the Tax Matters Agreement with respect to any gain recognized in the Distribution. To the extent that Diamond has any liability for any taxes of P&G, the Pringles Company or any of their affiliates with respect to the Transactions that do not result from actions or omissions for which the Diamond Group is liable as described above, P&G shall indemnify Diamond for such tax-related losses.

Sales of shares of Diamond common stock after the Transactions may negatively affect the market price of Diamond common stock.

The shares of Diamond common stock issued in the Transactions to holders of shares of Pringles Company common stock will generally be eligible for immediate resale. Currently, P&G shareholders include index funds that have performance tied to the Standard & Poor’s 500 Index, the Dow Jones Industrial Average or other stock indices, and institutional investors subject to various investing guidelines. Because Diamond may not be included in these indices following completion of the Transactions or may not meet the investing guidelines of some of these institutional investors, these index funds and institutional investors may decide not to participate in the exchange offer or may decide to or may be required to sell the shares of Diamond common stock that they receive in any subsequent pro rata distribution of the Remaining Shares. These sales, or the possibility that these sales may occur, could negatively affect the market price of Diamond common stock.

The historical financial information of Pringles may not be representative of its results if it had been operated independently of P&G and, as a result, may not be a reliable indicator of its future results.

The financial information of Pringles included in this prospectus has been derived from the consolidated financial statements and accounting records of P&G and reflects assumptions and allocations made by P&G. The financial position, results of operations and cash flows of Pringles presented may be different from those that would have resulted had Pringles been operated as a standalone company or by a company other than P&G. For example, in preparing Pringles’ financial statements, P&G made an allocation of costs and expenses that are attributable to the Pringles Business. However, these costs and expenses reflect the costs and expenses attributable to the Pringles Business operated as part of a larger organization and do not reflect costs and expenses that would be incurred by Pringles had it been operated independently and may not reflect costs and expenses that would have been incurred had Pringles been supported as a subsidiary of Diamond. As a result, the historical financial information of Pringles may not be a reliable indicator of future results.

Diamond may be unable to provide benefits and services or access to equivalent financial strength and resources to the Pringles Business that historically have been provided by P&G.

The Pringles Business has been able to receive benefits and services from P&G and has been able to benefit from P&G’s financial strength and extensive business relationships. After the Transactions, the Pringles Business will be owned by a subsidiary of Diamond and will no longer benefit from P&G’s resources. While Diamond has entered into separation-related agreements and P&G has agreed to provide certain transition services for a period of up to 12 months following the Transactions, it cannot be assured that Diamond will be able to adequately replace those resources or replace them at the same cost. If Diamond is not able to replace the resources provided by P&G or is unable to replace them at the same cost or is delayed in replacing the resources provided by P&G, Diamond’s results of operations may be negatively impacted.

Diamond may be affected by significant restrictions following the Transactions in order to avoid tax-related liabilities.

Even if the Distribution otherwise qualifies for tax-free treatment under section 355 of the Code, the Distribution generally would not qualify as a transaction that is tax-free to P&G if a 50% or greater interest (by vote or value) of P&G stock, Pringles Company stock or Diamond stock were treated under section 355(e) of the Code as acquired directly or indirectly by certain persons as part of a plan or series of related transactions that included the Distribution.

The Tax Matters Agreement will require that the Diamond Group, for a two-year period following the closing of the Transactions, generally avoid taking certain actions. These limitations are designed to restrict actions that might cause the Distribution to be treated under section 355(e) of the Code as part of a plan under which a 50% or greater interest (by vote or value) in Diamond is acquired or that could otherwise cause the Distribution to become taxable to P&G. Unless Diamond delivers certain unqualified opinions of tax counsel or a ruling from the IRS reasonably acceptable to P&G, in each case, confirming that a proposed action would not cause the Transactions to become taxable, Diamond and Merger Sub are each prohibited during the two-year period following the closing of the Transactions from:

•	subject to certain exceptions, issuing stock (or stock equivalents) in excess of a limited amount of Diamond shares and stock equivalents as determined under the Tax Matters Agreement;

•	subject to certain exceptions, recapitalizing, repurchasing, redeeming or otherwise participating in acquisitions of its stock;

•	amending its certificate of incorporation or other organizational documents to affect the voting rights of its stock;

•	merging or consolidating with another entity, or liquidating or partially liquidating, except as provided in the Transaction Agreement;

•	discontinuing, selling, transferring or ceasing to maintain its active business;

•	soliciting a tender offer for its stock, participating in or supporting an unsolicited tender offer, or redeeming rights under a shareholder rights plan; and

•	engaging in other actions or transactions that could jeopardize the tax-free status of the Distribution and certain related transactions.

If Diamond or the Pringles Company takes any of the actions above and such actions result in tax-related losses to P&G, then the Diamond Group generally would be required to indemnify P&G for such losses.

Due to these restrictions and indemnification obligations under the Tax Matters Agreement, Diamond may be limited, during the two-year period following the closing of the Transactions, in its ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may maximize the value of Diamond’s business. Also, Diamond’s potential indemnity obligation to P&G might discourage, delay or prevent a change of control transaction of Diamond during this two-year period that Diamond shareholders may consider favorable.

Tendering P&G shareholders may receive a reduced discount or may not receive any discount in the exchange offer.

The exchange offer is designed to permit you to exchange your shares of P&G common stock for shares of Pringles Company common stock at a discount of    %. Stated another way, for each $1.00 of your shares of P&G common stock accepted in the exchange offer, you will receive approximately $        of shares of Pringles Company common stock whereby the value of the shares of P&G common stock will be based on the Average P&G Stock Price and the value of Pringles Company common stock will be based on the Average Diamond Stock Price calculated as described in this prospectus. The number of shares you can receive is, however, subject to an upper limit of        shares of Pringles Company common stock for each share of P&G common stock accepted in the exchange offer. As a result, you may receive less than $        of shares of Pringles Company common stock for each $1.00 of shares of P&G common stock, depending on the Average P&G Stock Price and the Average Diamond Stock Price. Because of the limit on the number of shares of Pringles Company common stock you may receive in the exchange offer, if there is a drop of sufficient magnitude in the trading price of shares of Diamond common stock relative to the trading price of shares of P&G common stock, or if there is an increase of sufficient magnitude in the trading price of shares of P&G common stock relative to the trading price of shares of Diamond common stock, you may not receive $        of shares of Pringles Company common stock for each $1.00 of shares of P&G common stock, and could receive much less.

For example, if the Average P&G Stock Price was $        (the highest closing price for shares of P&G common stock on the NYSE during the three-month period prior to commencement of the exchange offer) and the Average Diamond Stock Price was $        (the lowest closing price for shares of Diamond common stock on NASDAQ during that three-month period), the value of shares of Pringles Company common stock, based on the Diamond common stock price, received for shares of P&G common stock accepted for exchange would be approximately $        for each $1.00 of shares of P&G common stock accepted for exchange.

In addition, there is no assurance that holders of shares of P&G common stock that are exchanged for shares of Pringles Company common stock in the exchange offer will be able to sell the shares of Diamond common stock after receipt in the Merger at prices comparable to the Average Diamond Stock Price.

There may also be circumstances under which you would receive fewer shares of Pringles Company common stock, and therefore effectively fewer shares of Diamond common stock, than you would have received if the exchange ratio were determined using the closing prices of shares of P&G common stock and shares of Diamond common stock on the Expiration Date.

For example, if the trading price of shares of P&G common stock were to increase during the last two trading days of the exchange offer period, the Average P&G Stock Price would likely be lower than the closing price of shares of P&G common stock on the Expiration Date. As a result, you may receive fewer shares of Pringles Company common stock, and therefore effectively fewer shares of Diamond common stock, for each

$1.00 of shares of P&G common stock than you would have if the Average P&G Stock Price were calculated on the basis of the closing price of shares of P&G common stock on the Expiration Date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer period. Similarly, if the trading price of shares of Diamond common stock were to decrease during the last two trading days of the exchange offer period, the Average Diamond Stock Price would likely be higher than the closing price of shares of Diamond common stock on the Expiration Date. This could also result in your receiving fewer shares of Pringles Company common stock, and therefore effectively fewer shares of Diamond common stock, for each $1.00 of shares of P&G common stock than you would otherwise receive if the Average Diamond Stock Price were calculated on the basis of the closing price of Diamond common stock on the Expiration Date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer period.

The trading prices of shares of Diamond common stock may not be an appropriate proxy for the prices of shares of Pringles Company common stock.

The value of Pringles Company common stock for purposes of the exchange offer is based on the trading prices for shares of Diamond common stock, which may not be an appropriate proxy for the prices of shares of Pringles Company common stock. There is currently no trading market for shares of Pringles Company common stock and no such market will be established in the future. Immediately following the consummation of the exchange offer, the Pringles Company will be merged with Merger Sub, and Merger Sub will continue as the surviving company. Each outstanding share of Pringles Company common stock will automatically be converted into the right to receive one share of Diamond common stock. However, there can be no assurance that shares of Diamond common stock after the issuance of shares of Pringles Company common stock and the Merger will trade on the same basis as shares of Diamond common stock trade prior to the Transactions. In addition, it is possible that the trading prices of shares of Diamond common stock prior to consummation of the Merger will not fully reflect the anticipated value of shares of Diamond common stock after the Merger. For example, trading prices of shares of Diamond common stock during the Averaging Period could reflect some uncertainty as to the timing or consummation of the Merger or could reflect trading activity by investors seeking to profit from market arbitrage.

Following the exchange of shares of Diamond common stock for shares of Pringles Company common stock in connection with the Merger, the former holders of shares of Pringles Company common stock may experience a delay before receiving their shares of Diamond common stock or their cash in lieu of fractional shares, if any.

Following the exchange of shares of Diamond common stock for shares of Pringles Company common stock, the former holders of shares of Pringles Company common stock will receive their shares of Diamond common stock or their cash in lieu of fractional shares, if any, only upon surrender of all necessary documents, duly executed, to the transfer agent. Until the distribution of the shares of Diamond common stock to the individual shareholder has been completed, the relevant holder of shares of Diamond common stock will not be able to sell the Diamond common stock. Consequently, in case the market price for shares of Diamond common stock should decrease during that period, the relevant shareholder would not be able to stop any losses by selling the Diamond common stock. Similarly, the former holders of shares of Pringles Company common stock who received cash in lieu of fractional shares will not be able to invest the cash until the distribution to the relevant shareholder has been completed, and they will not receive interest payments for this time period.

P&G shareholders’ investment will be subject to different risks after the exchange offer regardless of whether they elect to participate in the exchange offer.

•

If P&G shareholders exchange all of their shares of P&G common stock and the exchange offer is not oversubscribed, then they will no longer have an interest in P&G, but instead they will directly own an interest in Diamond. As a result, their investment will be subject exclusively to risks associated with Diamond and not risks associated solely with P&G. Diamond’s business is less diversified than that of P&G and Diamond’s market capitalization is not as large as that of P&G. Accordingly, Diamond’s business may be more susceptible to the risks associated with the production and packaging of branded food products. Diamond’s smaller market capitalization may also subject its shareholders to greater stock price volatility as compared to the volatility generally experienced by P&G shareholders.

•

If P&G shareholders exchange all of their shares of P&G common stock and the exchange offer is oversubscribed, then the offer will be subject to the proration procedures described below and, unless their odd-lot tender is not subject to proration, P&G shareholders will own an interest in both P&G and Diamond. As a result, their investment will continue to be subject to risks associated with both P&G and Diamond.

•

If P&G shareholders exchange some, but not all, of their shares of P&G common stock, then regardless of whether the exchange offer is fully subscribed, the number of shares of P&G common stock they own will decrease (unless they otherwise acquire shares of P&G common stock), while the number of shares of Pringles Company common stock, and therefore effectively shares of Diamond common stock, they own will increase. As a result, their investment will continue to be subject to risks associated with both P&G and Diamond.

•

If P&G shareholders do not exchange any of their shares of P&G common stock and the exchange offer is fully subscribed, then their interest in P&G will increase on a percentage basis, while their indirect ownership in the Pringles Company will be eliminated. As a result, their investment will be subject exclusively to risks associated with P&G and not risks associated solely with the Pringles Company because P&G will no longer have an investment in the Pringles Company.

•

If P&G shareholders remain shareholders of P&G following the completion of the exchange offer and P&G completes the spin-off described under “The Transactions,” then they may receive shares of Diamond common stock (although they may instead receive only cash in lieu of a fractional share). As a result, their investment may be subject to risks associated with both P&G and Diamond.

Whether or not P&G shareholders tender their shares of P&G common stock, the shares they then hold after the completion of the exchange offer will reflect a different investment from the investment they previously held.

Diamond expects to incur significant one-time costs associated with the Transactions that could affect the period-to-period operating results of Diamond following the completion of the Transactions.

Diamond anticipates that it will incur one-time charges of approximately $100 million as a result of costs associated with the Transactions. Diamond will not be able to quantify the exact amount of this charge or the period in which it will be incurred until after the Transactions are completed. Some of the factors affecting the costs associated with the Transactions include the timing of the completion of the Transactions, the resources required in integrating the Pringles Business with Diamond’s existing businesses and the length of time during which transition services are provided to Diamond by P&G. The amount and timing of this charge could adversely affect the period-to-period operating results of Diamond, which could result in a reduction in the market price of shares of Diamond common stock.

Risks Relating to Diamond, Including the Pringles Business After the Transactions

The integration of the Pringles Business with Diamond may not be successful or anticipated benefits from the Transactions may not be realized.

After completion of the Transactions, Diamond will have significantly more sales, assets and employees than it did prior to the Transactions. The integration process will require Diamond to expand the scope of its operations and financial, accounting and control systems. Diamond’s management will be required to devote a substantial amount of time and attention to the process of integrating the Pringles Business with Diamond’s business operations. There is a significant degree of difficulty and management involvement inherent in that process. These difficulties include:

•	integrating the operations of the Pringles Business while carrying on the ongoing operations of Diamond’s business;

•	managing a significantly larger company than before the Transactions;

•	coordinating businesses located in new geographic regions, including significantly increased international operations;

•	operating two additional large manufacturing facilities in Tennessee and Belgium;

•	maintaining and protecting the competitive advantages of the Pringles Business, including the trade secrets, know-how and intellectual property related to its production processes;

•	integrating two distinct business cultures;

•	retaining personnel associated with the Pringles Business;

•	creating a new system for the distribution and sale of Pringles products to replace the P&G direct sales force, and integrating that system with Diamond’s current sales and distribution organization;

•	creating uniform standards, controls, procedures, policies and information systems and minimizing costs associated with such matters; and

•	integrating information, purchasing, accounting, finance, sales, billing, payroll and regulatory compliance systems.

Diamond may not be able to successfully or cost-effectively integrate the Pringles Business. The process of integrating the Pringles Business into Diamond’s operations may cause an interruption of, or loss of momentum in, the activities of the Pringles Business or Diamond’s business. If Diamond management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, Diamond’s business could suffer and its results of operations and financial condition could be harmed.

Even if Diamond is able to combine the two business operations, it may not be possible to realize the full benefits of the increased sales volume and other benefits that are currently expected to result from the Transactions, or to realize those benefits within the time frame that is currently expected. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits from the Transactions may be offset by unanticipated costs or integration delays. In addition, the benefits of the Transactions may be offset by increased operating costs relating to changes in commodity or energy prices, increased competition or other risks and uncertainties. If Diamond fails to realize the anticipated benefits of the Transactions, Diamond’s results of operations may be adversely affected.

If the operating results for the Pringles Business following the Transactions are poor, Diamond may not achieve the increases in revenues and net earnings that Diamond expects as a result of the Transactions.

Diamond has projected that it will derive a large portion of its revenues and net earnings from the operations of the Pringles Business after the Transactions. Therefore, any negative impact on those business operations could harm Diamond’s operating results. Some of the significant factors that could harm the operations of the Pringles Business, and therefore harm the future combined operating results of Diamond after the Transactions, include:

•	increases in raw materials, energy and packaging costs for the Pringles Business, including the cost of potatoes, vegetable oil and corrugate;

•	more intense competitive pressure from existing or new companies;

•	difficulties meeting demand for Pringles products;

•	increases in promotional costs for the Pringles Business; and

•	a decline in the markets served by the Pringles Business.

Diamond may be unable to manage its growth effectively, which would harm its business, results of operations and financial condition.

Following the Transactions, Diamond plans to invest in the Pringles® brand to grow and leverage its increased scale to benefit its entire snack portfolio. Diamond’s growth strategy, including its strategy with respect to the Pringles Business, may place a strain on its management team, information systems, labor, manufacturing and distribution capacity. The Pringles Business has experienced in the past, and may experience in the future, manufacturing capacity constraints, particularly in periods where customer demand exceeds management’s expectations. Diamond may determine that it is necessary to invest substantial capital in order to secure additional manufacturing and distribution capacity to accommodate the expected growth of its business. There may also be a delay between Diamond’s decision to invest in such manufacturing and distribution capacity and the time when such capacity is available for use. If Diamond does not make, or is unable to make, the necessary expenditures to accommodate its future growth, or if a significant amount of time passes between Diamond’s decision to invest and the time in which such capacity is available for use, it may not be successful in executing its growth strategy. If Diamond is unable to effectively address any future capacity constraints within its business, or otherwise manage its future growth, its business, results of operations and financial condition may be adversely affected.

Diamond may be required to conduct product recalls, and concerns with the safety and quality of food products could cause consumers to avoid Diamond’s products and reduce Diamond’s sales, net income and liquidity.

The sale of food products for human consumption involves risk of injury to consumers. Diamond faces risks associated with product recalls and liability claims if Diamond’s products become adulterated, mislabeled or misbranded, or cause injury, illness or death. Diamond’s products may be subject to product tampering and to contamination and spoilage risks, such as mold, bacteria, insects and other pests, shell fragments, cross-contamination and off-flavor contamination. If any of Diamond’s products were to be tampered with or otherwise tainted and Diamond is unable to detect it prior to shipment, Diamond’s products could be subject to a recall. Diamond’s ability to sell products could be reduced if governmental agencies conclude that Diamond’s products have been tampered with, or that certain pesticides, herbicides or other chemicals used by growers have left harmful residues on portions of the crop or that the crop has been contaminated by aflatoxin or other agents. A significant product recall could cause Diamond’s products to be unavailable for a period of time and reduce Diamond’s sales. Adverse publicity could result in a loss of consumer confidence in Diamond’s products, damage to Diamond’s reputation and also reduce Diamond’s sales for an extended period. Product recalls and product liability claims could increase Diamond’s expenses and have an adverse effect on demand for Diamond’s products and, consequently, reduce Diamond’s sales, net income and liquidity.

Government regulations could increase Diamond’s costs of production and Diamond’s business could be adversely affected.

As a food company, Diamond is subject to extensive government regulation, including regulation of the manufacturing, importation, processing, product quality, packaging, storage, distribution and labeling of Diamond’s products. Furthermore, there may be changes in the legal and regulatory environment, and governmental entities or agencies in jurisdictions where Diamond operates may impose new manufacturing, importation, processing, packaging, storage, distribution, labeling or other restrictions, which could increase Diamond’s costs and affect its profitability. For example, various regulatory authorities and others have paid increasing attention to the effect on humans due to the consumption of acrylamide—a naturally-occurring chemical compound that is formed in the process of cooking many foods, including potato chips, and a potential carcinogen—and have imposed additional regulatory requirements. In the State of California, Diamond is required to warn about the presence of acrylamide and other potential carcinogens in its products. If consumer concerns about acrylamide increase, demand for affected products could decline and Diamond’s revenues and business could be harmed.

The manufacturing operations of Diamond are subject to various national, regional or state and local laws and regulations that require Diamond to obtain licenses relating to customs, health and safety, building and land use and environmental protection. Diamond is also subject to environmental regulations governing the discharge into the air, and the generation, handling, storage, transportation, treatment and disposal of waste materials. New or amended statutes and regulations, increased production at existing facilities, and Diamond’s expansion into new operations and jurisdictions may require Diamond to obtain new licenses and permits, and could require Diamond to change its methods of operations, which could be costly. Failure to comply with applicable laws and regulations could subject Diamond to civil remedies, including fines, injunctions, recalls or seizures, as well as possible criminal sanctions, all of which could have an adverse effect on Diamond’s business.

A disruption at any of Diamond’s production facilities would significantly decrease production, which could increase Diamond’s cost of sales and reduce Diamond’s net sales and income from operations.

Diamond processes and packages its products in several domestic and international facilities and also has co-manufacturing agreements and co-pack arrangements with third parties. With the acquisition of the Pringles Business, Diamond expects to add two large manufacturing facilities in Tennessee and Belgium, as well as additional co-manufacturing arrangements with third-party suppliers in China and Malaysia. A temporary or extended interruption in operations at any of Diamond’s facilities, whether due to technical or labor difficulties, destruction or damage from fire, flood or earthquake, infrastructure failures such as power or water shortages, raw material shortage, terrorism or any other reason, whether or not covered by insurance, could interrupt Diamond’s manufacturing operations, disrupt communications with customers and suppliers, and cause Diamond to lose sales and write off inventory. Any prolonged disruption in the operations of its facilities would have a significant negative impact on the ability of Diamond to manufacture and package its products on its own and may cause it to seek additional third-party arrangements, thereby increasing production costs. These third parties may not be as efficient as Diamond and may not have the capabilities to process and package some of Diamond’s products, which could adversely affect sales or operating income. Further, current and potential customers might not purchase Diamond’s products if they perceive Diamond’s lack of alternate manufacturing facilities to be a risk to their continuing source of products.

The acquisition of other product lines or businesses could pose risks to Diamond’s business and the market price of its common stock.

Diamond intends to continue to review acquisition prospects that Diamond believes could complement its existing business. Any such future acquisitions could result in accounting charges, potentially dilutive issuances of stock, and increased debt and contingent liabilities, any of which could have an adverse effect on Diamond’s business and the market price of Diamond’s common stock. Acquisitions entail many financial, managerial and operational risks, including difficulties integrating the acquired operations, effective and immediate implementation of internal controls over financial reporting, diversion of management attention during the negotiation and integration phases, uncertainty entering markets in which Diamond has limited prior experience, and potential loss of key employees of acquired organizations. Diamond may be unable to integrate product lines or businesses that Diamond acquires, which could have an adverse effect on its business and on the market price of its common stock.

Changes in the food industry, including changing dietary trends, consumer preferences and adverse publicity about the health effects of consuming some products, could reduce demand for Diamond’s products.

Consumer tastes can change rapidly as a result of many factors, including shifting consumer preferences, dietary trends and purchasing patterns. Diamond’s growth is largely dependent on the snack market, where consumer preferences are particularly unpredictable. To address consumer preferences, Diamond invests significant resources in research and development of new products. If Diamond fails to anticipate, identify or react to consumer trends, or if new products Diamond develops do not achieve acceptance by retailers or consumers, demand for Diamond’s products could decline, which would in turn cause Diamond’s revenue and profitability to be lower.

In addition, some of Diamond’s products, including Pringles® brand products, contain sodium, preservatives and other ingredients, the health effects of which are the subject of increasing public scrutiny, including the suggestion that excessive consumption of these ingredients can lead to a variety of adverse health effects. In the United States and other countries, there is increasing consumer awareness of health risks, including obesity, associated with consumption of these ingredients, as well as increased consumer litigation based on alleged adverse health impacts of consumption of various food products. A continuing global focus on health and wellness, including weight management, and increasing media attention to the role of food marketing, could adversely affect Diamond’s brand image or lead to stricter regulations and greater scrutiny of food marketing practices. Increased legal or regulatory restrictions on Diamond’s advertising, consumer promotions and marketing, or the response of Diamond to such restrictions, could limit its efforts to maintain, extend and expand its brands. Moreover, adverse publicity about regulatory or legal action against Diamond could damage its reputation and brand image, undermine customers’ confidence and reduce long-term demand for its products, even if the regulatory or legal action is unfounded or not material to Diamond’s operations.

Increased costs associated with product processing and transportation, such as water, electricity, natural gas and fuel costs, could increase Diamond’s expenses and reduce its profitability.

Diamond requires a substantial amount of energy and water to process its products. Transportation costs, including fuel and labor, also represent a significant portion of the cost of Diamond’s products, because Diamond uses third-party truck and rail companies to collect its raw materials and deliver its products to its distributors and customers. These costs fluctuate significantly over time due to factors that may be beyond Diamond’s control, including increased fuel prices, adverse weather conditions or natural disasters, employee strikes and increased export and import restrictions. Diamond may not be able to pass on increased costs of production or transportation to its customers. In addition, from time to time, transportation service providers have a backlog of shipping requests, which could impact Diamond’s ability to ship products in a timely fashion. Increases in the cost of water, electricity, natural gas, fuel or labor, and failure to ship products on time, could increase Diamond’s costs of production and adversely affect its profitability.

Diamond’s raw materials are subject to fluctuations in availability and price.

The availability, size, quality and cost of raw materials for the production and packaging of Diamond’s products, including potato flakes, nuts, potatoes, corn and corn products, cooking and vegetable oils, corrugate, resins and other commodities, are subject to price volatility and fluctuations in availability caused by changes in global supply and demand, weather conditions, governmental agricultural and energy programs, exchange rates for foreign currencies and consumer demand. For example, Diamond’s potato chip and other potato snack-related products are dependent on suppliers providing Diamond with an adequate supply of quality potatoes and potato flakes on a timely basis. The failure of suppliers to meet the specifications, quality standards or delivery schedules could have an adverse effect on Diamond’s potato chip and other potato snack-related operations. In particular, a sudden scarcity, substantial price increase, or unavailability of ingredients could adversely affect Diamond’s operating results. There can be no assurance that alternative ingredients would be available when needed on commercially attractive terms, if at all. In addition, high commodity prices could lead to unexpected costs and price increases of Diamond’s products which might dampen growth of consumer demand for Diamond’s products. Currently, Diamond does not hedge against changes in commodity prices. If Diamond is unable to increase productivity to offset these increased costs or increase its prices, this could substantially harm Diamond’s business and results of operations.

If the parties Diamond depends upon for raw material supplies do not perform adequately, Diamond’s ability to manufacture its products may be impaired, which could harm Diamond’s business and results of operations.

Diamond relies on third-party suppliers for the raw materials it uses to manufacture its products, and Diamond’s ability to manufacture its products depends on receiving adequate supplies on a timely basis, which may be difficult or uneconomical to procure. In some cases, such as the supply of canisters for its potato crisps, the Pringles Business is dependent upon single canister suppliers in the United States and Europe. If Diamond does not maintain good relationships with suppliers that are important to it or is unable to identify a replacement supplier or develop its own sourcing capabilities, its ability to manufacture its products may be harmed, which would result in interruptions in Diamond’s business. In addition, even if Diamond is able to find replacement suppliers when needed, it may not be able to enter into agreements with them on favorable terms and conditions, which could increase Diamond’s costs of production. The occurrence of any of these risks could adversely affect Diamond’s business and results of operations.

If Diamond is unable to compete effectively in the markets in which it operates, its sales and profitability would be negatively affected.

In general, competition in Diamond’s markets is highly competitive and based on product quality, price, brand recognition and brand loyalty. As a result, there are ongoing competitive product and pricing pressures in the markets in which Diamond operates, as well as challenges in maintaining profit margins. Diamond’s products compete against food and snack products sold by many regional and national companies, some of which are substantially larger and have greater resources than Diamond has. The greater scale and resources that may be available to Diamond’s competitors could provide them with the ability to lower prices or increase their promotional or marketing spending to compete more effectively. To address these challenges, Diamond must be able to successfully respond to competitive factors, including pricing, promotional incentives and trade terms. Diamond may need to reduce its prices in response to competition and to maintain its market share. Competition and customer pressures may restrict its ability to increase prices in response to commodity or other cost increases. Diamond may also need to increase spending on marketing, advertising and new product innovation to maintain or increase its market share. If Diamond is unable to compete effectively, Diamond could be unable to increase the breadth of the distribution of its products or lose customers or distribution of products, which could have an adverse impact on its sales and profitability.

The loss of any major customer could decrease sales and adversely impact Diamond’s net income.

Diamond depends on a few significant customers for a large proportion of its net sales. This concentration has become more pronounced with the trend toward consolidation in the retail grocery store industry. Sales to Diamond’s top customer, Wal-Mart Stores, Inc. (which includes sales to both Sam’s Club and Wal-Mart), represented approximately 16% and 17% of Diamond’s net sales for the nine months ended April 30, 2011 and for the year ended July 31, 2010, respectively. Sales to Wal-Mart Stores, Inc., accounted for approximately 12% of Pringles Business’ net sales for each of the nine months ended March 31, 2011 and the year ended June 30, 2010. Sales to Costco Wholesale Corporation represented 11% and 12% of Diamond’s net sales for the nine months ended April 30, 2011 and for the year ended July 31, 2010, respectively. The success of Diamond’s business is dependent on its ability to successfully manage relationships with these customers, or any other significant customer. Further, there is a continuing trend towards retail trade consolidation, which can create significant cost and margin pressure on Diamond’s business. The loss of any major customers, or any other significant customer, or a material decrease in their purchases from Diamond, could result in decreased sales and adversely impact Diamond’s net income.

Diamond’s proprietary brands and packaging designs are essential to the value of its business, and the inability to protect , and costs associated with protecting, its intellectual property could harm the value of its brands and adversely affect its business and results of operations.

The success of Diamond depends significantly on its know-how and other intellectual property. For example, the Pringle Business established its leading market position in the stackable crisp segment of the potato chip market and developed its signature stackable crisp using proven, patented technology. Diamond also relies on a combination of trademarks, service marks, trade secrets, patents, copyrights and similar rights to protect its intellectual property. Diamond’s success also depends in large part on its continued ability to use existing trademarks and service marks in order to maintain and increase brand awareness and further develop its brand.

Diamond’s efforts to protect its intellectual property may not be adequate, third parties may misappropriate or infringe on Diamond’s intellectual property or develop more efficient and advanced technologies, Diamond’s patents expire over time and third parties may use such previously patented technology to compete against Diamond, and its third-party manufacturers and partners may disclose Diamond’s trade secrets. From time to time, Diamond is engaged in litigation to protect its intellectual property, which could result in substantial costs as well as diversion of management attention. The occurrence of any of these risks could adversely affect Diamond’s business and results of operations.

Diamond depends on its key personnel and if it loses the services of any of these individuals, or fails to attract and retain additional key personnel, it may not be able to implement its business strategy or operate its business effectively.

Diamond’s future success largely depends on the contributions of its senior management team. Diamond believes that these individuals’ expertise and knowledge about Diamond’s industry and their respective fields and their relationships with other individuals in Diamond’s industry are critical factors to Diamond’s continued growth and success. Diamond does not carry key person insurance. The loss of the services of any member of Diamond’s senior management team could have an adverse effect on Diamond’s business and prospects. Diamond’s success also depends upon its ability to attract and retain additional qualified sales, marketing and other personnel.

Economic downturns may adversely affect Diamond’s business, financial condition and results of operations.

Unfavorable economic conditions may negatively affect Diamond’s business and financial results. These economic conditions could negatively impact consumer demand for Diamond’s products, the mix of its products’ sales, its ability to collect accounts receivable on a timely basis, the ability of suppliers to provide the materials required in its operations and its ability to obtain financing or to otherwise access the capital markets. Additionally, unfavorable economic conditions could have an impact on Diamond’s lenders or customers, causing them to fail to meet their obligations to Diamond. The occurrence of any of these risks could adversely affect Diamond’s business, financial condition and results of operations.

Diamond’s business and operations could be negatively impacted if it fails to maintain satisfactory labor relations.

The success of Diamond’s business depends substantially upon Diamond’s ability to maintain satisfactory relations with Diamond’s employees. Diamond’s production workforce in one of its facilities belongs to a union and is covered by a collective bargaining agreement. Strikes or work stoppages and interruptions could occur if Diamond is unable to renew this agreement on satisfactory terms. If a work stoppage or slow down were to occur, it could adversely affect Diamond’s business and disrupt Diamond’s operations. The terms and conditions of existing or renegotiated agreements also could increase Diamond’s costs or otherwise affect Diamond’s ability to fully implement future operational changes to its business.

Diamond’s business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which it conducts business and other factors related to its international operations.

Diamond conducts a substantial amount of its business with vendors and customers located outside the United States. During fiscal 2010, sales outside the United States, primarily in the United Kingdom, Canada, South Korea, Germany, Turkey, Japan, Netherlands, Spain and Italy, accounted for approximately 19% of Diamond’s net sales. During fiscal 2010, sales of the Pringles Business outside of the United States represented over half of its net sales. With the acquisition of the Pringles Business, Diamond expects a substantial increase in the percentage of its products sold in countries other than the United States. In addition, Diamond expects a substantial increase of its operations and employees that are located outside of the United States, including in Belgium. As a result of its significant international operations, Diamond is subject to a number of risks, including, but not limited to, changes in exchange rates for foreign currencies, which may reduce the U.S. dollar value of revenues and earnings received, as well as exchange controls and other limits on its ability to repatriate earnings from outside the United States. Diamond maintains local currency cash balances in a number of foreign countries with exchange controls.

Further, Diamond expects to achieve growth, in part, by achieving disproportionate growth in developing regions. Should growth rates or the market share of Diamond’s products fall substantially below expected levels in these regions, its financial condition could be adversely affected.

In addition, many factors relating to Diamond’s international operations and to particular countries in which Diamond operates could have a negative impact on its business, financial condition and results of operations. These factors include:

•	negative economic developments in economies around the world and the instability of governments, including the threat of war, terrorist attacks, epidemic or civil unrest;

•	adverse changes in laws and governmental policies, especially those affecting trade and investment;

•	pandemics, such as the flu, which may adversely affect Diamond’s workforce as well as its local suppliers and customers;

•	earthquakes, tsunamis, floods or other major disasters which may limit the supply of nuts or other products that Diamond purchases abroad;

•	tariffs, quotas, trade barriers, other trade protection measures and import or export licensing requirements imposed by governments;

•	foreign currency exchange and transfer restrictions;

•	increased costs, disruptions in shipping or reduced availability of freight transportation;

•	differing labor standards;

•	differing levels of protection of intellectual property;

•	difficulties and costs associated with complying with U.S. laws and regulations applicable to entities with overseas operations;

•	the threat that Diamond’s operations or property could be subject to nationalization and expropriation;

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varying practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions where Diamond operates, including without limitation potentially negative consequences from changes in anti-competition laws;

•	difficulties and costs associated with complying with, and enforcing remedies under, a wide variety of complex foreign laws, treaties and regulations; and

•	potentially burdensome taxation and changes in foreign tax laws.

The occurrence of any of these international business risks could have an adverse effect on Diamond’s business, financial condition and results of operations.

A material impairment in the carrying value of acquired goodwill or other intangible assets could negatively affect Diamond’s consolidated operating results and net worth.

A significant portion of Diamond’s assets is goodwill and other intangible assets, the majority of which are not amortized but are reviewed at least annually for impairment. If the carrying value of these assets exceeds the current fair value, the asset is considered impaired and is reduced to fair value resulting in a non-cash charge to earnings. Events and conditions that could result in impairment include a sustained drop in the market price of Diamond’s common stock, increased competition or loss of market share, product innovation or obsolescence, or product claims that result in a significant loss of sales or profitability over the product life. At April 30, 2011, the carrying value of goodwill and other intangible assets totaled $865.2 million, compared to total assets of $1,337 million and total stockholders’ equity of $450.4 million.

Upon conclusion of the Transactions, Diamond will have incurred a substantial amount of indebtedness, which could adversely affect its ability to raise additional capital to fund its operations and limit its ability to react to changes in the economy or its industry.

Upon conclusion of the Transactions, Diamond will have incurred a substantial amount of debt. Diamond’s ability to make scheduled payments or to refinance its indebtedness depends on its financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond Diamond’s control. Diamond may not be able to maintain a level of cash flow from operations sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness. If Diamond’s cash flows and capital resources are insufficient to fund its debt service obligations, Diamond may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance its indebtedness. Diamond may not be able to take any of these actions, and these actions may not be successful or permit it to meet its scheduled debt service obligations and these actions may not be permitted under the terms of its existing or future debt agreements. In the absence of such operating results and resources, Diamond could face liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations. Since Diamond’s debt agreements restrict its ability to dispose of assets, it may not be able to consummate such dispositions, and this could result in its inability to meet its debt service obligations.

This indebtedness could have other important consequences, including:

•	increasing Diamond’s vulnerability to adverse economic, industry or competitive developments;

•	exposing Diamond to the risk of increased interest rates to the extent that its indebtedness bears interest at variable rates;

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making it more difficult to satisfy obligations with respect to Diamond’s indebtedness, and any failure to comply with the obligations of any of its debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing the indebtedness;

•	restricting Diamond from making strategic acquisitions or causing it to make non-strategic divestitures;

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limiting Diamond’s ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

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placing Diamond at a competitive disadvantage compared to competitors who are less highly leveraged and who therefore, may be able to take advantage of opportunities that its leverage prevents it from pursuing.

In addition, Diamond may be able to incur substantial additional indebtedness in the future. Although existing agreements governing its indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If new debt is added to Diamond’s and its subsidiaries’ existing debt levels, the related risks that it now faces would increase.

Diamond expects the debt agreements that will be entered into in conjunction with the Transactions will contain restrictions limiting Diamond’s flexibility in operating its business.

Diamond’s credit facilities will contain various covenants that limit Diamond’s ability to engage in specified types of transactions. These covenants may limit Diamond’s ability to, among other things:

•	make certain investments or other capital expenditures;

•	sell assets;

•	create liens;

•	acquire other companies and businesses;

•	borrow additional funds under new revolving credit facilities;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of Diamond’s assets; and

•	enter into transactions with Diamond’s affiliates.

A breach of any of these covenants could result in a default under Diamond’s credit facilities. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding under the credit facilities to be immediately due and payable and terminate all commitments to extend further credit. To the extent any of these credit facilities are secured, if Diamond was unable to repay those amounts, the lenders under these credit facilities could proceed against the collateral granted to them to secure that indebtedness.

The voting power of pre-Merger Diamond stockholders will be reduced as a result of the Transactions.

Following the Transactions, the Diamond common stock outstanding immediately prior to the Merger will represent approximately 43% of the Diamond common stock that will be outstanding immediately after the Merger, and the Diamond common stock issued in connection with the conversion of shares of Pringles Company common stock in the Merger will represent approximately 57% of the Diamond common stock that will be outstanding immediately after the Merger.

The market price of Diamond’s common stock is volatile and may result in investors selling shares of its common stock at a loss.

The trading price of Diamond’s common stock is volatile and subject to fluctuations in price in response to various factors, many of which are beyond Diamond’s control, including:

•	Diamond’s operating performance and the performance of other similar companies;

•	changes in Diamond’s revenues or earnings estimates or recommendations by any securities analysts who may decide to follow its stock or its industry;

•	publication of research reports about Diamond or its industry by any securities analysts who may decide to follow its stock or its industry;

•	speculation in the press or investment community;

•	terrorist acts; and

•	general market conditions, including economic factors unrelated to Diamond’s performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation against Diamond could result in substantial costs and divert its management’s attention and resources.

Diamond’s ability to raise capital in the future may be limited, and its failure to raise capital when needed could prevent it from executing its growth strategy.

The timing and amount of Diamond’s working capital and capital expenditure requirements may vary significantly depending on many factors, including:

•	market acceptance of its products;

•	the need to make large capital expenditures to support and expand production capacity;

•	the existence of opportunities for expansion; and

•	access to and availability of sufficient management, technical, marketing and financial personnel.

If Diamond’s capital resources are not sufficient to satisfy its liquidity needs, it may seek to sell additional equity or debt securities or obtain other debt financing. The sale of additional equity or convertible debt securities would result in additional dilution to its stockholders. Additional debt would result in increased expenses and could result in covenants that would further restrict its operations. Diamond may not be able to obtain additional financing, if required, in amounts or on terms acceptable to Diamond, or at all.

Anti-takeover provisions could make it more difficult for a third party to acquire Diamond.

Diamond has adopted a stockholder rights plan and will issue one preferred stock purchase right with each share of Diamond common stock that it issues. Each right will entitle the holder to purchase one one-hundredth of a share of Diamond’s Series A Junior Participating Preferred Stock. Under certain circumstances, if a person or group acquires 15% or more of Diamond’s outstanding common stock, holders of the rights (other than the person or group triggering their exercise) will be able to purchase, in exchange for the $60.00 exercise price, shares of Diamond’s common stock or of any company into which Diamond is merged having a value of $120.00. In addition, this exercise price may be increased by Diamond’s board of directors in the future, which would increase the resulting effect of triggering the rights plan. The rights expire in March 2015 unless extended by Diamond’s board of directors. Because the rights may substantially dilute the stock ownership of a person or group attempting to acquire Diamond without the approval of Diamond’s board of directors, Diamond’s rights plan could make it more difficult for a third party to acquire Diamond (or a significant percentage of its outstanding capital stock) without first negotiating with Diamond’s board of directors regarding such acquisition.

In addition, Diamond’s board of directors has the authority to issue up to 5,000,000 shares of preferred stock (of which 500,000 shares have been designated as Series A Junior Participating Preferred Stock) and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Diamond common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future.

Further, certain provisions of Diamond’s charter documents, including provisions establishing a classified board of directors, eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or Diamond’s management, which could have an adverse effect on the market price of Diamond’s common stock. Further, Diamond is subject to the anti-takeover provisions of section 203 of the Delaware General Corporation Law, which will prohibit an “interested stockholder” from engaging in a “business combination” with Diamond for a period of three years after the date of the transaction in which the person became an interested stockholder, even if such combination is favored by a majority of stockholders, unless the business combination is approved in a prescribed manner. All of the foregoing could have the effect of delaying or preventing a change in control or management.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated by reference into this prospectus, contains forward-looking statements, such as projected operating results, earnings and cash flows, that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by those forward-looking statements.

You should understand that the risks, uncertainties, factors and assumptions listed and discussed in this prospectus, including the following important factors and assumptions, could affect the future results of Diamond following the Transactions and could cause actual results to differ materially from those expressed in the forward-looking statements:

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volatility of commodity markets from which raw materials and packaging materials, particularly potato flakes, nuts, potatoes, corn and corn products, cooking and vegetable oils, corrugate and resins, are procured and the related impact on costs;

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the integration of the Pringles Business with Diamond’s business, operations and culture and the ability to realize synergies and other potential benefits of the Transactions within the time frames currently contemplated;

•	the inability of Diamond to manage its growth effectively;

•	a disruption at any of Diamond’s production facilities;

•	increased water, electricity, natural gas and fuel costs and their impact on transportation, manufacturing and packaging costs;

•	the ability to successfully implement price changes;

•	the success and cost of marketing and sales programs and strategies intended to promote growth in Diamond’s business, which will include the Pringles Business after the completion of the Transactions;

•	general competitive activity in the market, including competitors’ pricing practices and promotional spending levels;

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the concentration of Diamond’s business, which will include the Pringles Business after the completion of the Transactions, with key customers and the ability to manage and maintain key customer relationships;

•	the loss of significant customers or a substantial reduction in orders from these customers or the bankruptcy of any such customer;

•	changes in the food industry, including changing dietary trends, consumer snack preferences and adverse publicity about the health effects of consuming Diamond’s products;

•	the ability of Diamond and Pringles to obtain any required financing;

•	the timing and amount of Diamond’s capital expenditures, restructuring and merger and integration costs;

•	the outcome of current and future tax examinations and other tax matters, and their related impact on Diamond’s tax positions;

•	foreign currency and interest rate fluctuations;

•	other factors affecting share prices and capital markets generally; and

•	the other factors described under “Risk Factors.”

You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this prospectus. None of P&G, the Pringles Company, Diamond or the dealer manager assumes any obligation to update or revise these forward-looking statements to reflect new events or circumstances, except as required by law.

THE EXCHANGE OFFER

Terms of the Exchange Offer

General

P&G is offering to exchange all shares of Pringles Company common stock, which are owned by P&G, for shares of P&G common stock, at an exchange ratio to be calculated in the manner described below, on the terms and conditions and subject to the limitations described below and in the letter of transmittal (including the instructions thereto), at or prior to 12:00 midnight, New York City time, on                    , 2011, unless the exchange offer is extended or earlier terminated. The last day on which tenders will be accepted, whether on                    , 2011 or any later date to which the exchange offer is extended, is referred to in this prospectus as the “Expiration Date.” You may tender all, some or none of your shares of P&G common stock.

P&G is offering 29,143,190 shares of Pringles Company common stock in the exchange offer. In the exchange offer, P&G is offering all the shares of Pringles Company common stock it holds on the date of consummation of the exchange offer. The number of shares of P&G common stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio, the number of shares of Pringles Company common stock offered and the number of shares of P&G common stock validly tendered and not properly withdrawn.

P&G’s obligation to complete the exchange offer is subject to important conditions that are described in the section entitled “—Conditions for Consummation of the Exchange Offer.”

For each share of P&G common stock that you validly tender in the exchange offer and do not properly withdraw, you will receive a number of shares of Pringles Company common stock at a discount of    %, subject to an upper limit of            shares of Pringles Company common stock per share of P&G common stock. Stated another way, subject to the upper limit described below, for each $1.00 of shares of P&G common stock accepted in the exchange offer, you will receive approximately $        of shares of Pringles Company common stock based on the Average P&G Stock Price and the Average Diamond Stock Price as determined by P&G.

The Average P&G Stock Price will be equal to the simple arithmetic average of the daily VWAP of shares of P&G common stock on the NYSE during the Averaging Period as determined by P&G; and the Average Diamond Stock Price will be equal to the simple arithmetic average of the daily VWAP of shares of Diamond common stock on NASDAQ during the Averaging Period as determined by P&G.

The daily VWAP as determined by P&G will be definitive and may be different from other sources of volume-weighted average prices or investors’ or security holders’ own calculations of volume-weighted average prices.

Upper Limit

The number of shares of Pringles Company common stock that you can receive is subject to an upper limit of            shares of Pringles Company common stock for each share of P&G common stock accepted in the exchange offer. If the upper limit is in effect, you will receive less than $        of shares of Pringles Company common stock for each $1.00 of shares of P&G common stock that you tender, and you could receive much less. This limit was calculated based on a    % discount for shares of Pringles Company common stock based on the closing prices of shares of P&G common stock and shares of Diamond common stock on                    , 2011 (the trading day before the date of this prospectus). P&G set this limit to ensure that there would not be an unduly high number of shares of Pringles Company common stock being exchanged for each share of P&G common stock accepted in the exchange offer.

Pricing Mechanism

The terms of the exchange offer are designed to result in you receiving $        of shares of Pringles Company common stock for each $1.00 of shares of P&G common stock tendered, based on the Average P&G Stock Price and the Average Diamond Stock Price determined as described above and subject to the upper limit. Regardless of the final exchange ratio, the terms of the exchange offer would always result in you receiving approximately $        of shares of Pringles Company common stock for each $1.00 of shares of P&G common stock, based on the Average P&G Stock Price and the Average Diamond Stock Price, so long as the limit is not in effect.

In other words, the following formula will be used to calculate the number of shares of Pringles Company common stock you will receive for shares of P&G common stock accepted in the exchange offer:

Number of shares of Pringles Company common stock	=	Number of shares of P&G common stock tendered and accepted, multiplied by the lesser of:	(1)	and	(2)	the Average P&G Stock Price divided by % of the Average Diamond Stock Price

The Average P&G Stock Price for purposes of the exchange offer will equal the simple arithmetic average of the daily volume-weighted average prices (“VWAPs”) of shares of P&G common stock on the NYSE during a period of three consecutive trading days (currently expected to be                    , 2011,                    , 2011 and                    , 2011) ending on and including the second trading day immediately preceding the Expiration Date (the “Averaging Period”). The value of a share of Pringles Company common stock for purposes of the exchange offer will equal the simple arithmetic average of the daily VWAPs of Diamond common stock on NASDAQ during the Averaging Period.

To help illustrate the way this calculation works, below are two examples:

Example 1:	Assuming that the average of the daily VWAPs during the Averaging Period is $ per share of P&G common stock and $ per share of Diamond common stock, you would receive shares ($ divided by % of $ ) of Pringles Company common stock for each share of P&G common stock accepted in the exchange offer. In this example, the upper limit of shares of Pringles Company common stock for each share of P&G common stock would not apply.

Example 2:	Assuming that the average of the daily VWAPs during the Averaging Period is $ per share of P&G common stock and $ per share of Diamond common stock, the limit would apply and you would only receive shares of Pringles Company common stock for each share of P&G common stock accepted in the exchange offer because the upper limit is less than shares ($ divided by % of $ ) of Pringles Company common stock for each share of P&G common stock.

Indicative exchange ratios will be available by contacting the information agent at the toll-free number provided on the back cover of this prospectus on each day of the exchange offer period prior to the announcement of the final exchange ratio. From                    , 2011 until the first day of the Averaging Period, the indicative exchange ratios for each day will be calculated based on the simple arithmetic average of the closing prices of shares of P&G common stock on the NYSE and shares of Diamond common stock on NASDAQ on the three consecutive trading days immediately preceding such day. For example, on                    , 2011 (the tenth trading day of this exchange offer), an indicative exchange ratio will be available based on the simple arithmetic average of the closing prices of shares of P&G common stock on the NYSE and shares of Diamond common stock on NASDAQ on                    , 2011 (the seventh trading day),                    , 2011 (the eighth trading day) and                    , 2011 (the ninth trading day). During the Averaging Period, the indicative exchange ratios will be based on (1) on the first day of the Averaging Period, the simple arithmetic average of the closing prices of shares of P&G common stock and shares of Diamond common stock on the NYSE on the three consecutive trading days immediately preceding the first day of the Averaging Period, (2) on the second day of the Averaging

Period, the daily VWAPs of shares of P&G common stock and shares of Diamond common stock on the first day of the Averaging Period and (3) on the third day of the Averaging Period, the simple arithmetic average of the daily VWAPs of shares of P&G common stock and shares of Diamond common stock on the first and second days of the Averaging Period.

The indicative exchange ratios, the final exchange ratio and the daily VWAPs used to calculate the final exchange ratio will each be rounded to four decimals.

Final Exchange Ratio

The final exchange ratio that shows the number of shares of Pringles Company common stock that you will receive for each share of P&G common stock accepted in the exchange offer will be announced by press release no later than 9:00 a.m., New York City time, on the trading day immediately preceding the Expiration Date. After that time, you may also contact the information agent to obtain the final exchange ratio at its toll-free number provided on the back cover of this prospectus.

If a market disruption event occurs with respect to shares of P&G common stock or shares of Diamond common stock on any day during the Averaging Period, both the Average P&G Stock Price and the Average Diamond Stock Price will be determined using the daily VWAPs of shares of P&G common stock and shares of Diamond common stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred with respect to both shares of P&G common stock and shares of Diamond common stock. If, however, P&G decides to extend the exchange offer period following a market disruption event, the Averaging Period will be reset. See “—Conditions for Consummation of the Exchange Offer.”

Since the exchange offer is scheduled to expire at 12:00 midnight, New York City time, on the Expiration Date and the final exchange ratio will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the Expiration Date, you will have two trading days to tender or withdraw your shares of P&G common stock after the final exchange ratio is determined. For more information on tendering and withdrawing your shares, see “—Procedures for Tendering” and “—Withdrawal Rights.”

For the purposes of illustration, the table below indicates the number of shares of Pringles Company common stock (and effectively shares of Diamond common stock) that you would receive per one share of P&G common stock accepted in the exchange offer, calculated on the basis described under “—Pricing Mechanism” and taking into account the upper limit, assuming a range of averages of the daily VWAPs of shares of P&G common stock and shares of Diamond common stock during the Averaging Period. The first line of the table below shows the indicative Average P&G Stock Price and the indicative Average Diamond Stock Price and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on                    , 2011, based on the daily VWAPs of shares of P&G common stock and shares of Diamond common stock on                    , 2011,                    , 2011 and                    , 2011. The table also shows the effects of an illustrative     % increase or decrease in either or both the Average P&G Stock Price and Average Diamond Stock Price based on changes relative to the values as of                    , 2011.

P&G common stock	Diamond common stock	Average P&G Stock Price	Average Diamond Stock Price	Shares of Pringles Company common stock per share of P&G common stock tendered	Value Ratio(1)
As of , 2011	As of , 2011	$	$	$	$
Down %	Up %
Down %	Unchanged
Down %	Down %
Unchanged	Up %
Unchanged	Down %
Up %	Up %
Up %	Unchanged
Up %	Down %				(2)

(1)	The Value Ratio equals (a) the Average Diamond Stock Price multiplied by the exchange ratio, divided by (b) the Average P&G Stock Price.
(2)	In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been shares of Pringles Company common stock per share of P&G common stock tendered. In this scenario, P&G would announce that the upper limit on the number of shares that can be received for each share of P&G common stock tendered is in effect no later than 9:00 a.m., New York City time, on the trading day immediately preceding the Expiration Date.

During the three-month period of                    , 2011 through                    , 2011, the highest closing price of shares of P&G common stock on the NYSE was $ and the lowest closing price of Diamond common stock on NASDAQ was $            . If the Average P&G Stock Price and Average Diamond Stock Price equaled these closing prices, you would receive only the limit of            shares of Pringles Company common stock for each share of P&G common stock tendered, and the value of such shares of Pringles Company common stock, based on the Diamond common stock price, would have been less than the value of shares of P&G common stock accepted for exchange (approximately $        of shares of Pringles Company common stock for each $1.00 of shares of P&G common stock accepted for exchange).

If the trading price of shares of P&G common stock were to increase during the last two trading days of the exchange offer period, the Average P&G Stock Price would likely be lower than the closing price of shares of P&G common stock on the Expiration Date. As a result, you may receive fewer shares of Pringles Company common stock, and therefore effectively fewer shares of Diamond common stock, for each $1.00 of shares of P&G common stock than you would have if the Average P&G Stock Price were calculated on the basis of the closing price of shares of P&G common stock on the Expiration Date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer period. Similarly, if the trading price of Diamond common stock were to decrease during the last two trading days of the exchange offer period, the Average Diamond Stock Price would likely be higher than the closing price of Diamond common stock on the Expiration Date. This could also result in your receiving fewer shares of Pringles Company common stock, and therefore effectively fewer shares of Diamond common stock, for each $1.00 of shares of P&G common stock than you would otherwise receive if the Average Diamond Stock Price were calculated on the basis of the closing price of shares of Diamond common stock on the Expiration Date or on the basis of an Averaging Period that includes the last two trading days of the exchange offer period.

The number of shares of P&G common stock that may be accepted in the exchange offer may be subject to proration. Depending on the number of shares of P&G common stock validly tendered in the exchange offer, and not properly withdrawn, and the final exchange ratio, determined as described above, P&G may have to limit the number of shares of P&G common stock that it accepts in the exchange offer through a proration process. Any proration of the number of shares accepted in the exchange offer will be determined on the basis of the proration mechanics described below under “—Proration; Tenders for Exchange by Holders of Fewer than 100 shares of P&G Common Stock.”

This prospectus and related documents are being delivered to:

•	persons who directly held shares of P&G common stock on , 2011. On that date, there were shares of P&G common stock outstanding, which were held of record by approximately shareholders; and

•

brokers, banks and similar persons whose names or the names of whose nominees appear on P&G’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of P&G common stock.

Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of P&G Common Stock

If, upon the expiration of the exchange offer, P&G shareholders have validly tendered more shares of P&G common stock than P&G is offering to accept for exchange (taking into account the exchange ratio and the total number of shares of Pringles Company common stock owned by P&G), P&G will accept for exchange the shares of P&G common stock validly tendered and not properly withdrawn by each tendering shareholder on a pro rata basis, based on the proportion that the total number of shares of P&G common stock to be accepted for exchange bears to the total number of shares of P&G common stock validly tendered and not properly withdrawn (rounded to the nearest whole number of shares of P&G common stock, and subject to any adjustment necessary to ensure the exchange of all shares of Pringles Company common stock owned by P&G), except for tenders of odd-lots, as described below.

Except as otherwise provided in this section, beneficial holders (other than plan participants in a P&G benefit plan) of fewer than 100 shares of P&G common stock who validly tender all of their shares will not be subject to proration if the exchange offer is oversubscribed. Beneficial holders of more than 100 shares of P&G common stock are not eligible for this preference.

Any beneficial holder (other than plan participants in a P&G benefit plan) of fewer than 100 shares of P&G common stock who wishes to tender all of the shares must complete the box entitled “Odd-Lot Shares” on the letter of transmittal. If your odd-lot shares are held by a broker for your account, you can contact your broker and request the preferential treatment. If you hold odd-lot shares as a participant in a P&G benefit plan, you are not entitled to this preferential treatment.

P&G will announce the preliminary proration factor by press release as promptly as practicable after the Expiration Date. Upon determining the number of shares of P&G common stock validly tendered for exchange, P&G will announce the final results, including the final proration factor.

Any shares of P&G common stock not accepted for exchange in the exchange offer as a result of proration will be returned to the tendering shareholder promptly after the final proration factor is determined in book-entry form through either the DRS or the SIP.

For purposes of the exchange offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Fractional Shares

Fractional shares of Pringles Company common stock will be issued in the Distribution but the shares of Pringles Company common stock (including the fractional shares) will be held by the exchange agent for the benefit of P&G shareholders whose shares of P&G common stock are being accepted for exchange in the exchange offer and, in the case of a pro rata dividend, P&G shareholders whose shares of P&G common stock are outstanding after consummation of the exchange offer. Upon completion of the Merger, each whole share of Pringles Company common stock issued in the Distribution will automatically convert into the right to receive one share of Diamond common stock. No fractional shares of Diamond common stock will be issued in the Merger to holders of fractional shares of Pringles Company common stock. In lieu of any fractional shares of Diamond common stock, holders of fractional shares of Pringles Company common stock who would otherwise be entitled to receive such fractional shares of Diamond common stock will be entitled to an amount in cash, without interest, equal to the holder’s pro rata portion of the net proceeds of the sale of fractional shares in the open market, which will occur no later than 30 business days after the completion of the Transactions, obtained by aggregating the fractional shares of Diamond common stock otherwise allocable to the holders of fractional shares of Pringles Company common stock.

Exchange of Shares of P&G Common Stock

Upon the terms and subject to the conditions of the exchange offer (including, if the exchange offer is extended or amended, the terms and conditions of the extension or amendment), P&G will accept for exchange, and will exchange, for shares of Pringles Company common stock owned by P&G, the shares of P&G common stock validly tendered, and not properly withdrawn, prior to the expiration of the exchange offer, promptly after the Expiration Date.

The exchange of shares of P&G common stock tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of (1)(a) certificates representing all physically tendered shares of P&G common stock or (b) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of P&G common stock in the exchange agent’s account at The Depository Trust Company, in each case pursuant to the procedures set forth in the section below entitled “—Procedures for Tendering,” (2) the letter of transmittal for shares of P&G common stock, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an agent’s message and (3) any other required documents.

For purposes of the exchange offer, P&G will be deemed to have accepted for exchange, and thereby exchanged, shares of P&G common stock validly tendered and not properly withdrawn if and when P&G notifies the exchange agent of its acceptance of the tenders of those shares of P&G common stock pursuant to the exchange offer.

On or prior to the consummation of the exchange offer, P&G will irrevocably deliver to the exchange agent all of the shares of Pringles Company common stock outstanding, with irrevocable instructions to hold the shares of Pringles Company common stock for the benefit of P&G shareholders whose shares of P&G common stock are being accepted for exchange in the exchange offer and, in the case of any pro rata dividend, P&G shareholders whose shares of P&G common stock remain outstanding after consummation of the exchange offer. Pursuant to the Merger, each share of Pringles Company common stock issued to P&G shareholders in the Distribution will automatically convert into the right to receive one share of Diamond common stock. Upon the consummation of the exchange offer, Diamond will deposit with its transfer agent global certificates representing shares of Diamond common stock, with irrevocable instructions to hold the shares of Diamond common stock for the benefit of the holders of shares of Pringles Company common stock. Shares of Diamond common stock and/or cash in lieu of fractional shares, will be transferred to the holders of shares of Pringles Company common stock as promptly as practicable after the Merger and P&G’s notice and determination of the final proration factor. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment.

If P&G does not accept for exchange any tendered shares of P&G common stock for any reason pursuant to the terms and conditions of the exchange offer, the exchange agent (1) in the case of shares of P&G common stock held in certificated form, will convert such certificates representing such shares into (a) shares in book-entry form held through the DRS if the tendering shareholder account is not enrolled in the SIP or (b) shares in book-entry form held through the SIP if the tendering shareholder account is enrolled in the SIP; (2) in the case of shares held in book-entry form through the DRS or the SIP, will return such shares in book-entry form either through DRS or SIP, depending on where such shares were held prior to the tender, without expense to the tendering shareholder; and (3) in the case of shares held in book-entry form through The Depository Trust Company, will credit such shares to an account maintained within The Depository Trust Company, in each case promptly following expiration or termination of the exchange offer.

Procedures for Tendering

Shares Held in Certificated Form or in Book-Entry Form through DRS or the SIP

If you hold certificates representing shares of P&G common stock or if you hold your shares of P&G common stock in book-entry form through the DRS or the SIP, to validly tender such shares pursuant to the exchange offer, you must deliver to the exchange agent a letter of transmittal, properly completed and duly executed, along with any required signature guarantees and any other required documents. If you hold your shares of P&G common stock in certificated form, you must also deliver to the exchange agent the certificates representing the shares of P&G common stock tendered. All certificates received by the exchange agent will be deposited into (1) DRS if the tendering shareholder account is not enrolled in the SIP or (2) the SIP if the tendering shareholder account is enrolled in the SIP. The exchange agent’s address is listed on the last page of the letter of transmittal. Since certificates are not issued for DRS or SIP shares, you do not need to deliver any certificates representing those shares to the exchange agent.

Shares Held Through a Broker, Dealer, Commercial Bank, Trust Company or Similar Institution

If you hold shares of P&G common stock through a broker, dealer, commercial bank, trust company or similar institution, you should follow the instructions sent to you separately by that institution. In this case, you should not use a letter of transmittal to direct the tender of your shares of P&G common stock. If that institution holds shares of P&G common stock through The Depository Trust Company, it must notify The Depository Trust Company and cause it to transfer the shares into the exchange agent’s account in accordance with The Depository Trust Company’s procedures. The institution must also ensure that the exchange agent receives an agent’s message from The Depository Trust Company confirming the book-entry transfer of your shares of P&G common stock. A tender by book-entry transfer will be completed upon receipt by the exchange agent of an agent’s message, book-entry confirmation from The Depository Trust Company and any other required documents.

The term “agent’s message” means a message, transmitted by The Depository Trust Company to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the shares of P&G common stock which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal (including the instructions thereto) and that P&G may enforce that agreement against the participant.

The exchange agent will establish an account with respect to the shares of P&G common stock at The Depository Trust Company for purposes of the exchange offer, and any eligible institution that is a participant in The Depository Trust Company may make book-entry delivery of shares of P&G common stock by causing The Depository Trust Company to transfer such shares into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedure for the transfer. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Shares Held Through a P&G Benefit Plan

If you hold your shares through a P&G benefit plan, you do not need to take any immediate action with respect to the exchange offer. A fiduciary appointed under each of those plans will determine whether to exchange shares of P&G common stock held in each plan for the benefit of employees and former employees of P&G and their beneficiaries. You should contact the appropriate fiduciary for your respective benefit plan if you have questions about your plan’s participation in the exchange offer.

General Instructions

Do not send letters of transmittal and certificates representing shares of P&G common stock to P&G, Diamond, Pringles, the dealer manager or the information agent. Letters of transmittal for shares of P&G common stock and certificates representing shares of P&G common stock should be sent to the exchange agent at an address listed on the letter of transmittal. Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign a letter of transmittal or any certificates or stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by P&G.

Whether you tender your shares of P&G common stock by delivery of certificates or through your broker, the exchange agent must receive an original signed letter of transmittal for shares of P&G common stock and the certificates representing your shares of P&G common stock at the address set forth on the back cover of this prospectus prior to the expiration of the exchange offer. Alternatively, in case of a book-entry transfer of shares of P&G common stock through The Depository Trust Company, the exchange agent must receive the agent’s message and a book-entry confirmation.

Letters of transmittal for shares of P&G common stock and certificates representing shares of P&G common stock must be received by the exchange agent. Please read carefully the instructions to the letter of transmittal you have been sent. You should contact the information agent if you have any questions regarding tendering your shares of P&G common stock.

Signature Guarantees

Signatures on all letters of transmittal for shares of P&G common stock must be guaranteed by a firm which is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934 (each of the foregoing being a “U.S. eligible institution”), except in cases in which shares of P&G common stock are tendered either (1) by a registered shareholder who has not completed the box entitled “Special Issuance Instructions” on the letter of transmittal or (2) for the account of a U.S. eligible institution.

If the certificates representing shares of P&G common stock are registered in the name of a person other than the person who signs the letter of transmittal, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.

Guaranteed Delivery Procedures

If you wish to tender shares of P&G common stock pursuant to the exchange offer but (1) your certificates are not immediately available; (2) you cannot deliver the shares or other required documents to the exchange agent on or before the Expiration Date; or (3) you cannot comply with the procedures for book-entry transfer through The Depository Trust Company on a timely basis, you may still tender your shares of P&G common stock, so long as all of the following conditions are satisfied:

•	you must make your tender by or through a U.S. eligible institution;

•

on or before the Expiration Date, the exchange agent must receive a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by P&G, in the manner provided below; and

•

within three NYSE trading days after the date of execution of such notice of guaranteed delivery, the exchange agent must receive (1)(a) certificates representing all physically tendered shares of P&G common stock or (b) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of P&G common stock in the exchange agent’s account at The Depository Trust Company; (2) a letter of transmittal for shares of P&G common stock properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through The Depository Trust Company, an agent’s message; and (3) any other required documents.

Registered shareholders (including any participant in The Depository Trust Company whose name appears on a security position listing of The Depository Trust Company as the owner of shares of P&G common stock) may transmit the notice of guaranteed delivery by facsimile transmission or mail it to the exchange agent. If you hold shares of P&G common stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf.

Effect of Tenders

A tender of shares of P&G common stock pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of the exchange offer as well as your representation and warranty to P&G that (1) you have the full power and authority to tender, sell, assign and transfer the tendered shares (and any and all other shares of P&G common stock or other securities issued or issuable in respect of such shares); (2) when the same are accepted for exchange, P&G will acquire good and unencumbered title to such shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims; and (3) you own the shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934.

It is a violation of Rule 14e-4 under the Securities Exchange Act of 1934 for a person, directly or indirectly, to tender shares of P&G common stock for such person’s own account unless, at the time of tender, the person so tendering (1) has a net long position equal to or greater than the amount of (a) shares of P&G common stock tendered or (b) other securities immediately convertible into or exchangeable or exercisable for the shares of P&G common stock tendered and such person will acquire such shares for tender by conversion, exchange or exercise; and (2) will cause such shares to be delivered in accordance with the terms of this prospectus. Rule 14e-4 provides a similar restriction applicable to the tender of guarantee of a tender on behalf of another person.

The exchange of shares of P&G common stock tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of (1)(a) certificates representing all physically tendered shares of P&G common stock or (b) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of P&G common stock in the exchange agent’s account at The Depository Trust Company; (2) the letter of transmittal for P&G common stock, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an agent’s message; and (3) any other required documents.

Appointment of Attorneys-in-Fact and Proxies

By executing a letter of transmittal as set forth above, you irrevocably appoint P&G’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of P&G common stock tendered and accepted for exchange by P&G and with respect to any and all other shares of P&G common stock and other securities issued or issuable in respect of the shares of P&G common stock on or after the expiration of the exchange offer. That appointment is effective when and only to the extent that P&G deposits the shares of Pringles Company common stock for the shares of P&G common stock that you have tendered with the exchange agent. All such proxies shall be considered coupled with an interest in the tendered shares of P&G common stock and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked and you may not give any subsequent proxies (and, if given, they will not be deemed effective). P&G’s designees will, with respect to the shares of P&G common stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper. P&G reserves the right to require that, in order for shares of P&G common stock to be deemed validly tendered, immediately upon P&G’s acceptance for exchange of those shares of P&G common stock, P&G must be able to exercise full voting rights with respect to such shares.

Determination of Validity

P&G will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of P&G common stock, in P&G’s sole discretion. P&G reserves the absolute right to reject any and all tenders of shares of P&G common stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. P&G also reserves the absolute right to waive any of the conditions of the exchange offer, or any defect or irregularity in the tender of any shares of P&G common stock. No tender of shares of P&G common stock is valid until all defects and irregularities in tenders of shares of P&G common stock have been cured or waived. None of P&G, the dealer manager, the exchange agent, the information agent or any other person is under any duty to give notification of any defects or irregularities in the tender of any shares of P&G common stock or will incur any liability for failure to give any such notification. P&G’s interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and instructions thereto) will be final and binding.

Notwithstanding anything herein to the contrary, P&G shareholders may challenge a determination made by P&G in a court of competent jurisdiction and a final, non-appealable order or judgment of a court of competent jurisdiction will be final and binding on all parties.

Binding Agreement

The tender of shares of P&G common stock pursuant to any of the procedures described above will constitute a binding agreement between P&G and you upon the terms of and subject to the conditions to the exchange offer.

The method of delivery of share certificates of shares of P&G common stock and all other required documents, including delivery through The Depository Trust Company, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is recommended that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

Partial Tenders

If you tender fewer than all the shares of P&G common stock evidenced by any share certificate you deliver to the exchange agent, then you will need to fill in the number of shares that you are tendering in the box entitled “Total Shares of Common Stock Tendered” under the heading “Description of Tendered Shares” in the table on the second page of the letter of transmittal filed as an exhibit to the registration statement of which this prospectus forms a part. In those cases, as soon as practicable after the Expiration Date, the exchange agent will credit the remainder of the common stock that were evidenced by the certificate(s) but not tendered to a DRS or SIP account in the name of the registered holder maintained by P&G’s transfer agent, unless otherwise provided in “Special Delivery Instructions” in the letter of transmittal filed as an exhibit to the registration statement of which this prospectus forms a part. Unless you indicate otherwise in your letter of transmittal, all of the common stock represented by share certificates you deliver to the exchange agent will be deemed to have been tendered. No share certificates are expected to be delivered to you, including in respect of any shares delivered to the exchange agent that were previously in certificated form.

Lost or Destroyed Certificates

If your certificate(s) representing shares of P&G common stock have been mutilated, destroyed, lost or stolen and you wish to tender your shares, please contact P&G Shareholder Services at 1-800-742-6253 regarding the requirements for replacement of the certificate(s). Replacement shares will be issued in book-entry form through either the DRS or the SIP. You may be asked to post a surety bond for your lost shares of P&G common stock. Your shares of P&G common stock will not be included in the exchange offer unless you satisfy the requirements for replacement for your lost or destroyed certificate(s). You are urged to call P&G Shareholder Services immediately to ensure timely processing of the documentation.

Withdrawal Rights

Shares of P&G common stock tendered pursuant to the exchange offer may be withdrawn at any time at or prior to 12:00 midnight, New York City time, on the Expiration Date and, unless P&G has previously accepted them pursuant to the exchange offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of the exchange offer. Once P&G accepts shares of P&G common stock pursuant to the exchange offer, your tender is irrevocable.

For a withdrawal of shares of P&G common stock to be effective, the exchange agent must receive from you a written notice of withdrawal or facsimile transmission of notice of withdrawal at one of its addresses set forth on the back cover of this prospectus or via facsimile at the fax number set forth in the notice of withdrawal and your notice must include your name and the number of shares of P&G common stock to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares.

If certificates have been delivered or otherwise identified to the exchange agent and such shares are withdrawn from the exchange offer, they will be returned to you in book-entry form, through either the DRS or the SIP. If shares of P&G common stock have been tendered pursuant to the procedures for book-entry tender through The Depository Trust Company discussed in the section entitled “—Procedures for Tendering,” any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with the procedures of The Depository Trust Company.

P&G will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion, and its decision shall be final and binding. None of P&G, the dealer manager, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification.

Notwithstanding anything herein to the contrary, P&G shareholders may challenge a determination made by P&G in a court of competent jurisdiction and a final, non-appealable order or judgment of a court of competent jurisdiction will be final and binding on all parties.

Any shares of P&G common stock properly withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. However, you may re-tender withdrawn shares of P&G common stock by following one of the procedures discussed in the section entitled “—Procedures for Tendering” at any time prior to the expiration of the exchange offer (or pursuant to the instructions sent to you separately).

Except for the withdrawal rights described above, any tender made under the exchange offer is irrevocable.

Book-Entry Accounts

Certificates representing shares of Pringles Company common stock will not be issued to holders of shares of P&G common stock pursuant to the exchange offer. Rather than issuing certificates representing such shares of Pringles Company common stock to tendering holders of shares of P&G common stock, the exchange agent will cause such shares of Pringles Company common stock to be credited to records maintained by the exchange agent for the benefit of the respective holders. Immediately following the consummation of the exchange offer, the Pringles Company will merge with Merger Sub, with Merger Sub continuing as the surviving company, and each share of Pringles Company common stock will be converted into a share of Diamond common stock and/or cash in lieu of fractional shares. As promptly as practicable following the Merger and P&G’s notice and determination of the final proration factor, if any, Diamond’s transfer agent will credit the shares of Diamond common stock, into which the shares of Pringles Company common stock have been converted, to book-entry accounts maintained for the benefit of the P&G shareholders who received shares of Pringles Company common stock in the exchange offer or as a pro rata dividend, if any, and will send these holders a statement evidencing their holdings of shares of Diamond common stock.

Extension; Termination; Amendment

Extension; Termination or Amendment by P&G

P&G expressly reserves the right, in its sole discretion, at any time and from time to time to extend the period of time during which the exchange offer is open and thereby delay acceptance for payment of, and the payment for, any shares of P&G common stock validly tendered and not properly withdrawn in the exchange offer. For example, the exchange offer can be extended if any of the conditions for consummation of the exchange offer described in the next section entitled “—Conditions for Consummation of the Exchange Offer” are not satisfied or waived prior to the expiration of the exchange offer.

P&G expressly reserves the right, in its sole discretion, to amend the terms of the exchange offer in any respect prior to the expiration of the exchange offer, except that P&G does not intend to extend the exchange offer other than in the circumstances described above.

If P&G materially changes the terms of or information concerning the exchange offer, it will extend the exchange offer if required by law. The SEC has stated that, as a general rule, it believes that an offer should remain open for a minimum of five business days from the date that notice of the material change is first given. The length of time will depend on the particular facts and circumstances.

As required by law, the exchange offer will be extended so that it remains open for a minimum of ten business days following the announcement if:

•	P&G changes the method for calculating the number of shares of Pringles Company common stock offered in exchange for each share of P&G common stock; and

•	the exchange offer is scheduled to expire within ten business days of announcing any such change.

If P&G extends the exchange offer, is delayed in accepting for exchange any shares of P&G common stock or is unable to accept for exchange any shares of P&G common stock under the exchange offer for any reason, then, without affecting P&G’s rights under the exchange offer, the exchange agent may retain all shares of P&G common stock tendered on P&G’s behalf. These shares of P&G common stock may not be withdrawn except as provided in the section entitled “—Withdrawal Rights.”

P&G’s reservation of the right to delay acceptance of any shares of P&G common stock is subject to applicable law, which requires that P&G pay the consideration offered or return the shares of P&G common stock deposited promptly after the termination or withdrawal of the exchange offer.

P&G will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled Expiration Date.

Method of Public Announcement

Subject to applicable law (including Rules 13e-4(d), 13e-4(e)(3) and 14e-1 under the Securities Exchange Act of 1934, which require that any material change in the information published, sent or given to shareholders in connection with the exchange offer be promptly disclosed to shareholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which P&G may choose to make any public announcement, P&G assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service or the Public Relations Newswire.

Conditions for Consummation of the Exchange Offer

P&G will not be required to complete the exchange offer, and may extend or terminate the exchange offer, if at the scheduled Expiration Date:

•

the number of shares of Pringles Company common stock that would be distributed in exchange for shares of P&G common stock validly tendered in the exchange offer and not properly withdrawn is less than a specified percentage, currently expected to be approximately     %, to be calculated based on the relative prices per share of Diamond common stock and P&G common stock and the relative numbers of shares of Diamond common stock and P&G common stock outstanding as of the Expiration Date (the “Minimum Condition”), provided that, at any time prior to the Expiration Date (as it may be extended), P&G in its reasonable judgment and after consultation with Diamond may increase the specified percentage by the minimum amount necessary to ensure that P&G shareholders will be treated for purposes of section 355(e) of the Code as acquiring at least 52.50% of the outstanding shares of Diamond common stock pursuant to the Merger (the “Revised Minimum Condition”);

•

the Pringles Company registration statement on Form S-4/S-l and/or the Diamond registration statement on Form S-4 shall not have become effective under the Securities Act of 1933 or any stop order suspending the effectiveness of any such registration statement shall have been issued and be in effect;

•	the shares of Diamond common stock to be issued in the Merger shall not have been authorized for listing on NASDAQ;

•

P&G has not received a written opinion, dated as of the closing date of the Merger, from Cadwalader, Wickersham & Taft LLP, its special tax counsel, to the effect that (i)(1) the Separation, taken together with the Distribution, should qualify as a tax-free reorganization pursuant to section 368(a)(1)(D) of the Code, (2) the Distribution, as such, should qualify as a distribution of Pringles Company common stock to P&G shareholders pursuant to section 355 of the Code, and (3) the Merger should not cause section 355(e) of the Code to apply to the Distribution and (ii) the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code;

•

any condition precedent to the consummation of the Transactions (other than this exchange offer) pursuant to the Transaction Agreement shall not have been fulfilled or waived (except for the conditions precedent that will be fulfilled at the time of the consummation of the Transactions) or for any reason the Transactions (other than the exchange offer) cannot be consummated promptly after consummation of the exchange offer (see “The Transaction Agreement—Conditions to the Merger”);

•	either P&G or Diamond shall have given notice of termination of either the Transaction Agreement or the Separation Agreement; or

•	any of the following conditions or events has occurred, or P&G shall have reasonably determined that any of the following conditions or events is reasonably likely to occur:

•

any injunction, order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority having jurisdiction over P&G, the Pringles Company or Diamond and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction shall have been enacted or enforced, any of which would reasonably be likely to restrain or prohibit consummation of the exchange offer;

•	any proceeding for the purpose of suspending the effectiveness of the registration statements has been initiated by the SEC and not concluded or withdrawn;

•	a “Pringles Business MAE,” as such term is defined in the Transaction Agreement;

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•

any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor’s 500 Index within a period of 60 consecutive days or less occurring after                     , 2011;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•

a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity or act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the consummation of the exchange offer;

•	if any of the situations above exists as of the commencement of the exchange offer, any material deterioration of the situation;

•	any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain or make illegal consummation of the exchange offer; or

•

a “market disruption event” (as defined below) occurs with respect to shares of P&G common stock or shares of Diamond common stock on any date in the exchange offer period and such market disruption event has impaired the benefits of the exchange offer to P&G.

Each of the foregoing conditions to the consummation of the exchange offer is independent of any other condition; the exclusion of any event from a particular condition above does not mean that such event may not be included in another condition.

For a summary of what constitutes a “Pringles Business MAE,” see the description of the definition of the term “material adverse effect” with respect to Diamond beginning on page 138 of this prospectus. Such summary is qualified in its entirety by the Transaction Agreement.

A “market disruption event” with respect to either shares of P&G common stock or shares of Diamond common stock means a suspension, absence or material limitation of trading of shares of P&G common stock on the NYSE or shares of Diamond common stock on NASDAQ for more than two hours of trading or a breakdown or failure in the price and trade reporting systems of the NYSE or NASDAQ as a result of which the reported trading prices for shares of P&G common stock on the NYSE or shares of Diamond common stock on NASDAQ, respectively, during any half-hour trading period during the principal trading session of the NYSE or NASDAQ are materially inaccurate, as determined by P&G, on the day with respect to which such determination is being made. For purposes of such determination: (1) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the NYSE or NASDAQ and (2) limitations pursuant to any applicable rule or regulation enacted or promulgated by the NYSE, NASDAQ, any other self-regulatory organization or the SEC of similar scope as determined by P&G shall constitute a suspension, absence or material limitation of trading.

If any of the above events occurs, P&G may:

•	terminate the exchange offer and promptly return all tendered shares of P&G common stock to tendering shareholders;

•

extend the exchange offer and, subject to the withdrawal rights described in the section entitled “—Withdrawal Rights,” retain all tendered shares of P&G common stock until the extended exchange offer expires;

•	amend the terms of the exchange offer; or

•

waive the unsatisfied condition (except the conditions relating to the absence of an injunction and the effectiveness of the registration statement for the shares of Pringles Company common stock to be distributed in the exchange offer) and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

If the Revised Minimum Condition applies, depending on the number of days remaining in the exchange offer, SEC regulations may require that the exchange offer be extended and additional disclosure be circulated to P&G shareholders.

These conditions are for the sole benefit of P&G. P&G may assert these conditions with respect to all or any portion of the exchange offer regardless of the circumstances giving rise to them, other than circumstances arising from P&G’s action or inaction. P&G expressly reserves the right, in its sole discretion, to waive any condition in whole or in part at any time. P&G’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time. However, all conditions for consummation of the exchange offer must be satisfied or waived by P&G prior to the expiration of the exchange offer. If the exchange offer is not consummated, P&G will distribute all of its shares of Pringles Company common stock as a “spin-off” to P&G shareholders, provided that the conditions to the consummation of such transaction set forth in the Transaction Agreement are satisfied.

Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

Legal and Other Limitations

This prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of Pringles Company common stock or shares of Diamond common stock in any jurisdiction in which the offer, sale or exchange is not permitted.

Certain Matters Relating to Non-U.S. Jurisdictions

This prospectus is not an offer to buy, sell or exchange and it is not a solicitation of an offer to buy or sell any shares of P&G common stock, shares of Pringles Company common stock or shares of Diamond common stock in any jurisdiction in which such offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of P&G, the Pringles Company or Diamond has taken any action under those non-U.S. regulations to facilitate a public offer to exchange the shares of Pringles Company or Diamond common stock outside the United States. Therefore, the ability of any non-U.S. person to tender shares of P&G common stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for P&G to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. shareholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of Pringles Company common stock that may apply in their home countries. P&G, the Pringles Company, Diamond and the dealer manager cannot provide any assurance about whether such limitations may exist.

Fees and Expenses

P&G has retained Morgan Stanley & Co. LLC (“Morgan Stanley”) to act as dealer manager, D. F. King & Co., Inc. to act as the information agent and Wells Fargo Bank, National Association, to act as the exchange agent in connection with the exchange offer.

The dealer manager, the information agent and the exchange agent each will receive reasonable compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against specified liabilities in connection with their services, including liabilities under the federal securities laws.

Morgan Stanley and its affiliates have in the past provided investment banking services to P&G and its affiliates, for which they have received customary compensation. In the ordinary course of business, Morgan Stanley is engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of its trading and brokerage activities, Morgan Stanley and certain of its affiliates may from time to time hold positions of P&G common stock and Diamond common stock in their proprietary accounts or those of their customers, and to the extent they hold shares of P&G common stock in these accounts at the time of the exchange offer, Morgan Stanley or certain of its affiliates may tender these shares.

Dividend and Distribution of Any Shares of Pringles Company Common Stock Remaining after the Exchange Offer

If the exchange offer is completed but is not fully subscribed, P&G will distribute all of the Remaining Shares in a pro rata dividend to P&G shareholders whose shares of P&G common stock remain outstanding and have not been accepted for exchange in the exchange offer. On or prior to the consummation of the exchange offer, P&G will irrevocably deliver all of the shares of Pringles Company common stock owned by P&G to the exchange agent with irrevocable instructions to hold the shares of Pringles Company common stock for the benefit of P&G shareholders whose shares of P&G common stock are being accepted for exchange in the exchange offer and, in the case of any pro rata dividend, P&G shareholders whose shares of P&G common stock remain outstanding after consummation of the exchange offer. If there is a pro rata dividend to be distributed, the exchange agent will calculate the exact number of shares of Pringles Company common stock not exchanged in the exchange offer and to be distributed as a pro rata dividend and that number of shares of Diamond common stock, into which the Remaining Shares will be converted in the Merger, will be transferred to P&G shareholders (after giving effect to the consummation of the exchange offer) on a pro rata basis as promptly as practicable thereafter.

Material U.S. Federal Income Tax Consequences of the Distribution, the Merger and Related Transactions

The following discussion summarizes the material U.S. federal income tax consequences of the Distribution, the Merger and related transactions to certain beneficial owners of P&G common stock that hold their P&G common stock as a capital asset for tax purposes. This discussion is based on the Code, the Treasury regulations promulgated thereunder, judicial opinions, published positions of the IRS, and all other applicable authorities as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect.

For purposes of this summary, a “U.S. holder” means any beneficial owner of P&G common stock that for U.S. federal income tax purposes is an individual U.S. citizen or resident; a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is subject to U.S. federal income taxation regardless of its source; a trust that (1) is subject to the primary supervision of a court within the United States and subject to the authority of one or more U.S. persons to control all substantial trust decisions, or (2) was in existence on August 20, 1996 and has properly elected under applicable Treasury regulations to be treated as a U.S. person; and any person or entity otherwise subject to U.S. federal income tax on a net income basis in respect of P&G common stock. For the avoidance of doubt, non-U.S. individuals and non-U.S. corporations that are subject to U.S. federal income tax on a net income basis in respect of P&G common stock, including by virtue of holding their common stock in connection with, as applicable, a U.S. trade or business or a U.S. permanent establishment, are treated as U.S. holders for purposes of this summary.

This discussion does not address the U.S. federal income tax consequences of the Distribution, the Merger and related transactions to a beneficial owner of P&G common stock that is not a U.S. holder. In addition, this discussion does not address the tax consequences of these transactions under applicable U.S. federal estate, gift or alternative minimum tax laws, or any state, local, foreign or other laws.

This summary is of a general nature and does not purport to deal with all tax considerations that may be relevant to persons in special tax situations, including but not limited to:

•	partnerships or other pass-through entities for U.S. federal income tax purposes, and investors in such entities;

•	U.S. holders that are non-U.S. corporations and subject to the potential application of the “branch profits” tax;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	tax exempt entities;

•	foreign entities;

•	foreign trusts and estates and beneficiaries thereof;

•	holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation;

•	insurance companies;

•	financial institutions;

•	dealers in securities;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	holders who hold their shares as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated transaction,” “constructive sale” or other risk-reduction transaction; or

•	mutual funds.

P&G shareholders should consult their own tax advisors concerning the tax consequences of the Distribution, the Merger and related transactions to them, including the application of U.S. federal, state, local, foreign and other tax laws in light of their particular circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.

The Distribution

P&G shareholders who have blocks of P&G common stock with different per share tax bases should consult their own tax advisors regarding the possible tax basis consequences to them of the Distribution.

P&G will receive a written opinion, dated as of the closing date of the Merger, from Cadwalader, Wickersham & Taft LLP, special tax counsel to P&G, to the effect that (1) the Separation, taken together with the Distribution, should qualify as a tax-free reorganization pursuant to section 368(a)(1)(D) of the Code, (2) the Distribution, as such, should qualify as a distribution of Pringles Company common stock to P&G shareholders pursuant to section 355 of the Code, and (3) the Merger should not cause section 355(e) of the Code to apply to the Distribution. It is a condition to the Distribution that this opinion not be withdrawn. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by P&G, the Pringles Company, Diamond and Merger Sub which, if incorrect or inaccurate in any material respect, would jeopardize the conclusions reached by special tax counsel in its opinion. The opinion will not be binding on the IRS or any court, and the IRS or a court may not agree with the opinion. Neither P&G nor the Pringles Company is currently aware of any facts or circumstances that would cause these assumptions and representations to be untrue or incorrect in any material respect or that would jeopardize the conclusions reached by special tax counsel in its opinion. You should note that P&G does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the Distribution.

Principal Federal Income Tax Consequences to P&G

Assuming the Distribution, together with certain related transactions, qualifies for U.S. federal income tax purposes as a reorganization under sections 355 and 368 of the Code and section 355(e) of the Code does not apply to the Distribution, generally no gain or loss will be recognized by, and no amount will be includible in the income of, P&G as a result of the Distribution, other than as a result of certain intercompany transactions or certain differences between federal and foreign tax rules.

Principal Federal Income Tax Consequences to P&G Shareholders

Assuming the Distribution, together with certain related transactions, qualifies for U.S. federal income tax purposes as a reorganization under sections 355 and 368 of the Code, the Distribution generally will have the following tax consequences to P&G shareholders who receive shares of Pringles Company common stock:

•

no gain or loss will be recognized by, and no amount will be included in the income of, P&G shareholders upon the receipt of shares of Pringles Company common stock in this exchange offer or in any pro rata dividend distributed to P&G shareholders if this exchange offer is undersubscribed;

•	the tax basis of the shares of Pringles Company common stock issued to a P&G shareholder in this exchange offer will equal the tax basis of the shares of P&G common stock exchanged therefor;

•

the tax basis of the shares of Pringles Company common stock issued to a P&G shareholder as a pro rata dividend distributed to P&G shareholders if this exchange offer is undersubscribed will be determined by allocating the tax basis of such shareholder in the shares of P&G common stock with respect to which the pro rata dividend is made between such shares of P&G common stock and the shares of Pringles Company common stock in proportion to the relative fair market value of each on the Distribution date; and

•

the holding period of the shares of Pringles Company common stock received by a P&G shareholder will include the holding period on the Distribution date of the shares of P&G common stock with respect to which the shares of Pringles Company common stock was received.

For information regarding the material U.S. federal income tax consequences of the Merger to P&G shareholders who receive shares of Pringles Company common stock in the Distribution, see “—The Merger” below. In addition to other conditions (including as to tax matters), subject to the limitations and qualifications described therein, the completion of the Merger is conditioned on the receipt by P&G of a tax opinion from Cadwalader, Wickersham & Taft LLP, special tax counsel to P&G, and by Diamond of a tax opinion from Fenwick & West LLP, tax counsel to Diamond, in each case, to the effect that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. Accordingly, assuming that the Merger is so treated for U.S. federal income tax purposes, P&G shareholders who exchange their shares of Pringles Company common stock received in the Distribution for shares of Diamond common stock generally will, for U.S. federal income tax purposes, recognize no gain or loss in the Merger, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Diamond common stock.

Principal Federal Income Tax Consequences to P&G and P&G Shareholders if the Distribution Was Taxable

The Distribution would be taxable to P&G pursuant to section 355(e) of the Code if 50% or more (by vote or value) of P&G stock, Pringles Company stock or Diamond stock were treated as acquired directly or indirectly by certain persons as part of a plan or series of related transactions that included the Distribution. Because P&G shareholders should be treated as owning more than 50% of Diamond’s stock following the Merger, the Merger, by itself, should not cause the Distribution to be taxable to P&G under section 355(e) of the Code. In connection with the opinion of P&G’s special tax counsel, P&G and the Pringles Company have represented that the Distribution is not part of any plan or series of related transactions pursuant to which one or more persons will acquire, directly or indirectly, a 50% or greater interest in P&G, the Pringles Company or Diamond. However, if the IRS were to determine that other acquisitions of P&G stock, Pringles Company stock or Diamond stock, as the case may be, either before or after the Distribution and the Merger, were part of a plan or series of related transactions that included the Distribution for purposes of section 355(e) of the Code, P&G could be required to recognize gain under section 355(e) of the Code, although the Distribution should generally remain tax-free to P&G shareholders (assuming the other requirements in sections 355 and 368 of the Code were satisfied). In such case, P&G would generally recognize taxable gain as if it had sold the shares of Pringles Company common stock distributed to P&G shareholders for an amount equal to the fair market value of such stock, and this would likely produce substantial income tax adjustments to P&G. The process for determining whether a change in control prohibited under the foregoing rules has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case.

Under the Tax Matters Agreement among P&G, the Pringles Company, Diamond and Merger Sub, the Diamond Group would be required to indemnify P&G against tax-related losses (e.g., increased taxes, penalties and interest required to be paid by P&G) if the Distribution were taxable to P&G as a result of the acquisition of a 50% or greater interest in Diamond as part of a plan or series of related transactions that included the Distribution to the extent that such tax-related losses were attributable to a breach of certain representations and warranties of Diamond described in the Tax Matters Agreement or actions or omissions of the Diamond Group, other than actions or omissions taken in reliance on a covenant, representation or warranty by P&G described in the Tax Matters Agreement that was breached or incorrect. In addition, the Diamond Group would be required to indemnify P&G for any tax liabilities resulting from the failure of the Merger to qualify as a reorganization under section 368(a) of the Code or the failure of the Distribution to qualify as a tax-free distribution under section 355 of the Code (including, in each case, failure to so qualify under a similar provision of state or local law) to the extent that such failure is attributable to a breach of certain representations and warranties of Diamond described in the Tax Matters Agreement or actions or omissions of the Diamond Group, other than actions or omissions taken in reliance on a covenant, representation or warranty by P&G described in the Tax Matters Agreement that was breached or incorrect. If the Diamond Group is required to indemnify P&G in the event of a taxable Distribution, this indemnification obligation would be substantial and could have a material adverse effect on Diamond.

If P&G recognizes gain on the Distribution attributable solely to P&G’s breach of any representation and/or covenant described in the Tax Matters Agreement, P&G would not be entitled to indemnification under such agreement. Additionally, tax-related losses attributable both to actions or omissions by the Diamond Group (other than those taken in reliance on a covenant, representation or warranty by P&G that was breached or incorrect), on the one hand, and actions or omissions by P&G or any other factor, on the other, would be shared according to the relative fault of Diamond and P&G. Except as described above, P&G would not be entitled to indemnification under the Tax Matters Agreement with respect to any gain recognized in the Distribution. To the extent that Diamond has any liability for any taxes of P&G, the Pringles Company or any of their affiliates with respect to the Transactions that do not result from actions or omissions for which the Diamond Group is liable as described above, P&G shall indemnify Diamond for such tax-related losses.

If the Distribution, together with certain related transactions, were to fail to qualify for U.S. federal income tax purposes as a reorganization under sections 355 and 368 of the Code, then:

•

the consolidated group of which P&G is the common parent would recognize gain equal to the excess of the fair market value of the assets transferred to the Pringles Company plus liabilities assumed by the Pringles Company over P&G’s tax basis in such assets;

•	the exchange of shares of P&G common stock in the exchange offer would be a taxable exchange, and each holder that participated in the exchange offer would be treated as if P&G redeemed its common stock from such holder. In that case, each such holder would generally recognize capital gain or loss equal to the difference between the fair market value of the shares of Pringles Company common stock received and the holder’s tax basis in the shares of P&G common stock exchanged therefor, unless the redemption were considered essentially equivalent to a dividend (because the holder has not sufficiently decreased its actual and constructive ownership of P&G common stock as a result of the exchange offer), in which case such holder would be treated as having received a taxable distribution equal to the fair market value of the shares of Pringles Company common stock received which would be taxed as discussed in the immediately following bullet point;

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each holder that received shares of Pringles Company common stock as a pro rata dividend distribution if this exchange offer is undersubscribed would be treated as if the holder received a taxable distribution equal to the fair market value of the shares of Pringles Company common stock received, which would be taxed (1) as a dividend to the extent of the holder’s pro rata share of P&G’s current and accumulated earnings and profits as determined under U.S. federal income tax principles (including earnings and profits attributable to the gain to P&G described in the first bullet point), then (2) as a non-taxable return of capital to the extent of the holder’s tax basis in the shares of P&G common stock with respect to which the distribution was made (the return of capital would thereby reduce the holder’s tax basis in such shares of P&G common stock), and finally (3) as capital gain with respect to the remaining value; and

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an individual holder would generally be subject to U.S. federal income tax at the prevailing long-term capital gains rate (assuming holding period and other requirements are met), which is currently 15%, with respect to the portion of the distribution that was treated as a capital gain or qualified dividend, subject to exceptions for certain short-term positions (including positions held for one year or less, in the case of a capital gain), which could give rise to tax at ordinary income rates.

The Merger

Diamond and P&G will receive written tax opinions from their respective special tax counsel, Fenwick & West LLP and Cadwalader, Wickersham & Taft LLP, dated as of the closing date of the Merger, to the effect that the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. It is a condition to the Merger that these opinions not be withdrawn. The opinions will rely on certain assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the Merger in the manner contemplated by the Transaction Agreement, and representations and covenants made by Diamond and P&G, including those contained in representation letters of officers of Diamond and P&G. If any of those representations, covenants or assumptions is inaccurate, the opinions may not be relied upon, and the U.S. federal income tax consequences of the Merger could differ from those discussed here. In addition, these opinions are not binding on the IRS or any court, and none of Diamond, Merger Sub, the Pringles Company or P&G intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Consequently, there can be no certainty that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge.

Assuming that the Merger is treated as a reorganization within the meaning of section 368(a) of the Code, the Merger will have the following U.S. federal income tax consequences:

•	none of P&G, the Pringles Company, Diamond or Merger Sub will recognize gain or loss in the Merger;

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no gain or loss will be recognized by, and no amount will be included in the income of, P&G shareholders who exchange their shares of Pringles Company common stock for shares of Diamond common stock in the Merger, except with respect to cash received in lieu of fractional shares of Diamond common stock (as described below);

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the tax basis of shares of Diamond common stock received in the Merger (including fractional shares for which cash is received) by P&G shareholders who receive shares of Pringles Company common stock in the Distribution will be the same as the tax basis of the shares of Pringles Company common stock exchanged therefor (which is as described above);

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the holding period for the shares of Diamond common stock received in the Merger by P&G shareholders who exchange their shares of Pringles Company common stock received in the Distribution (including fractional shares for which cash is received) will include the holding period of the shares of Pringles Company common stock exchanged therefor (which is as described above); and

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gain or loss will be recognized by P&G shareholders who receive cash instead of fractional shares of Diamond common stock equal to the difference between the amount of cash received and their tax basis in their fractional shares of Diamond common stock. The character of such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the fractional shares of Diamond common stock are treated as having been held for more than one year when the fractional shares are sold on the open market. The deductibility of capital losses is subject to limitation.

Information Reporting and Backup Withholding

P&G shareholders who own at least 5% (by vote or value) of P&G’s total outstanding stock and receive shares of Pringles Company common stock in the Distribution, and P&G shareholders who receive at least 1% (by vote or value) of the total outstanding stock of the Pringles Company in the Distribution and then receive shares of Diamond common stock in the Merger, must attach to their U.S. federal income tax return for the year in which the Transactions occur a detailed statement setting forth the data appropriate to show the applicability of section 355 of the Code to the Distribution and section 368 of the Code to the Merger. P&G and/or Diamond will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information.

Non-corporate holders of shares of P&G common stock that receive shares of Pringles Company common stock in the Distribution may be subject to backup withholding tax on any cash payments received in lieu of a fractional share of Diamond common stock in the Merger. Any such holder will not be subject to backup withholding tax, however, if such holder furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding tax on the substitute Form W-9 (or successor form) included in the letter of transmittal to be delivered to the holder following the completion of the Merger or is otherwise exempt from backup withholding tax. Any amounts withheld under the backup withholding tax rules will be allowed as a refund or credit against the applicable holder’s U.S. federal income tax liability, provided that the holder furnishes the required information to the IRS.

INFORMATION ON DIAMOND

Overview

Diamond is an innovative packaged food company focused on building, acquiring and energizing brands. Diamond specializes in processing, marketing and distributing snack products and culinary, in-shell and ingredient nuts. In 2004, Diamond complemented its strong heritage in the culinary nut market under the Diamond of California® brand by launching a full line of snack nuts under the Emerald® brand. In September 2008, Diamond acquired the Pop Secret® brand of microwave popcorn products, which provided Diamond with increased scale in the snack market, significant supply chain economies of scale and cross-promotional opportunities with Diamond’s existing brands. On March 31, 2010, Diamond completed its acquisition of Kettle Foods, a leading premium potato chip company in the two largest potato chip markets in the world, the United States and United Kingdom, which added the complementary premium Kettle Brand® to Diamond’s existing portfolio of leading brands in the snack industry. Diamond sells its products to global, national, regional and independent grocery, drug and convenience store chains, as well as to mass merchandisers, club stores and other retail channels. Diamond’s principal executive offices are located at 600 Montgomery Street, 13th Floor, San Francisco, California 94111-2702.

During fiscal 2010, sales outside the United States, primarily in the United Kingdom, Canada, South Korea, Germany, Turkey, Japan, Netherlands, Spain and Italy accounted for approximately 18.6% of Diamond’s net sales. For the fiscal year ended July 31, 2010 and for the nine months ended April 30, 2011, Diamond had $680.2 million and $733.1 million of net sales, respectively, and generated net income of $26.2 million and $41.7 million, respectively.

Diamond has three product lines:

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Snack. Diamond sells snack products under the Emerald®, Pop Secret® and Kettle Brand® brands and after the completion of the Transactions will sell snack products under the Pringles® brand. Emerald products include roasted, glazed and flavored nuts, trail mixes, seeds, dried fruit and similar offerings packaged in innovative resealable containers. In September 2008, Diamond expanded its snack product line with the acquisition of the Pop Secret microwave popcorn from General Mills, Inc. Microwave popcorn products are offered in a variety of traditional flavors, as well as a “better-for-you” product offering featuring 100-calorie packs. On March 31, 2010, Diamond complemented its snack portfolio with the acquisition of Kettle Foods, a leading premium potato and tortilla chip company. Kettle Foods products are offered in a variety of flavors and sizes. Diamond’s snack products are typically available in grocery store snack, natural and produce aisles, mass merchandisers, club stores, convenience stores, drug stores, natural food stores and other places where snacks are sold.

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Culinary and Retail In-shell. Diamond sells culinary nuts under the Diamond of California® brand in grocery store baking aisles and produce aisles and through mass merchandisers and club stores. Culinary nuts are marketed to individuals who prepare meals or baked goods at home and who value fresh, high-quality products. Diamond also sells in-shell nuts under the Diamond of California® brand, primarily during the winter holiday season. These products are typically available in grocery store produce sections, mass merchandisers and club stores.

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Non-Retail. Diamond’s non-retail nut business includes international markets and North American ingredient customers. Diamond markets ingredient nuts internationally under the Diamond of California® brand to food processors, restaurants, bakeries and food service companies and their suppliers. Diamond also sells in-shell nuts under the Diamond of California® brand, primarily during the winter holiday season. Diamond’s institutional and industrial customers use Diamond’s standard or customer-specified products to add flavor and enhance nutritional value and texture in their product offerings.

Diamond’s fiscal year begins on August 1 and ends on the following July 31. For example, Diamond’s “fiscal 2010” began on August 1, 2009 and ended on July 31, 2010.

Diamond’s Business

Marketing

Diamond believes that its marketing efforts are fundamental to the success of its business. Diamond develops marketing strategies specific to each product line, focusing on building brand awareness, attracting new consumers and increasing consumption. These efforts are designed to establish a premium value proposition to minimize the impact on Diamond’s customers’ private label sales.

Diamond’s consumer-targeted marketing campaigns include television, print and digital advertisements, coupons, co-marketing arrangements with complementary consumer product companies, and cooperative advertising with select retail customers. Diamond’s television advertising airs on national network and cable channels and often features key sport venues suited to Diamond’s product demographic. Diamond designs and provides point-of-purchase displays for use by its retail customers. These displays help to merchandize Diamond’s products in a consistent, eye-catching manner and make Diamond’s products available for sale in multiple locations in a store, which increases impulse purchase opportunities. Diamond’s public relations and event sponsorship efforts are an important component of Diamond’s overall marketing and brand awareness strategy. Diamond offers samples and reaches out to active lifestyle consumers by sponsoring events such as marathons and other running events. Promotional activities associated with Diamond’s ingredient/food service products include attending regional and national trade shows, trade publication advertising, and customer-specific marketing efforts. These promotional efforts highlight Diamond’s commitment to quality assurance, processing and storage capabilities and product customization.

Sales and Distribution

In North America, Diamond markets its consumer products through its sales personnel directly to large national grocery, mass merchandiser, club, convenience stores and drug store chains. Diamond’s sales department also oversees Diamond’s broker and distributor network. Diamond’s distributor network carries Kettle Brand® potato chips to grocery, convenience and natural food stores in various parts of the United States. In the United Kingdom, Diamond markets its potato chip products through Diamond’s sales personnel directly to national grocery, co-op and impulse store chains.

Diamond distributes its products from its own production facilities in Alabama, California, Indiana, Oregon, Wisconsin, and Norwich, England, and from leased warehouse and distribution facilities in California, Georgia, Illinois, Indiana, New Jersey, Oregon, Wisconsin, Canada and England. Diamond’s sales administration and logistics departments manage the administration and fulfillment of customer orders. The majority of Diamond’s products are shipped from Diamond’s production, warehouse and distribution facilities by contract and common carriers.

Product Development and Production

Diamond’s innovation program is broken down into four phases. A cross-functional team leads this process from idea generation through commercialization. The Diamond team utilizes outside partners to bring additional expertise as well as resources to the front end of this development process. Once new products have been identified and developed, Diamond’s internal production staff manages the process from inception to large-scale production and is responsible for consistently delivering high-quality products to market. Diamond processes and packages most of its nut products at the Stockton, California, Robertsdale, Alabama, and Fishers, Indiana facilities; Diamond’s popcorn products are primarily processed and packaged in the Van Buren, Indiana facility under a third-party co-pack arrangement; and Diamond’s potato chips are processed and packaged at Salem, Oregon, Beloit, Wisconsin, and Norwich, England facilities. Periodically, Diamond may use third parties to process and package a portion of its products when warranted by demand and specific technical requirements.

Competition

Diamond operates in a highly competitive environment. Diamond’s products compete against food products sold by many regional and national companies, some of which are larger and have substantially greater resources than Diamond does. Diamond believes that additional competitors will enter the snack product market as large food companies begin to offer products that directly compete with Diamond’s snack product offerings. Diamond also competes for shelf space of retail grocers, convenience stores, drug stores, mass merchandisers, natural food and club stores. As these retailers consolidate, the number of customers and potential customers declines and their purchasing power increases. As a result, there is greater pressure to manage distribution capabilities in ways that increase efficiency for these large retailers, especially on a national scale. In general, competition in Diamond’s markets is based on product quality, price, brand recognition and loyalty. The combination of the strength of Diamond’s brands, Diamond’s product quality and differentiation, as well as Diamond’s broad channel distribution helps Diamond to compete effectively in each of these categories. Diamond’s principal competitors are regional and national nut distributors, nut processors, national popcorn distributors, regional and national potato chip distributors and regional and international food suppliers.

Raw Materials and Supplies

Diamond obtains its raw materials from domestic and international sources. Diamond currently obtains a majority of its walnuts from growers located in California who have entered into long-term supply contracts with Diamond. Additional walnuts may be purchased from time to time from other California walnut processors. Diamond purchases its other nut requirements from domestic and international processors on the open market. For example, during fiscal 2010, all of the walnuts, peanuts and almonds Diamond obtained were grown in the United States, most of Diamond’s supply of hazelnuts came from the United States and Diamond’s supply of pecans were sourced from the United States and Mexico. With respect to nut types sourced primarily from outside the United States, Diamond imports Brazil nuts from the Amazon basin, cashew nuts from India, Africa, Brazil and Southeast Asia, hazelnuts from Turkey, pecans from Mexico, and pine nuts from China and Turkey. Outside of Diamond’s nut products, Diamond obtains corn from its primary third-party co-packer, with additional sourcing capabilities, if needed, from Argentina. Diamond obtains potatoes from the United States and the United Kingdom, with additional sourcing capabilities, if needed, from continental Europe.

Diamond believes that it will be able to procure an adequate supply of raw materials for its products in the future, although the availability and cost of raw materials are subject to crop size, quality, yield fluctuations, changes in governmental regulation, and the rate of supply contract renewals, as well as other factors.

Diamond purchases all other supplies used in its business from third parties, including roasting oils, seasonings, plastic containers, foil bags, labels and other packaging materials. Diamond believes that each of these supplies is available from multiple sources and that Diamond’s business is not materially dependent upon any individual supplier relationship.

Trademarks and Patents

Diamond markets its products primarily under the Diamond®, Emerald®, Pop Secret® and Kettle Brand® brands, each of which is protected with trademark registration with the U.S. Patent and Trademark Office, as well as in various other jurisdictions. Diamond’s agreement with Blue Diamond Growers limits Diamond’s use of the Diamond® brand in connection with its marketing of snack nut products, but preserves its exclusive use of the Diamond® brand for all culinary and in-shell nut products. Diamond also owns two U.S. patents of various durations related to nut processing methods and a number of U.S. patents acquired from General Mills of various durations related to popcorn pouches, flavoring and microwave technologies. While these patents are an important element of Diamond’s success, Diamond’s business as a whole is not materially dependent on them. Diamond expects to continue to renew for the foreseeable future those trademarks that are important to Diamond’s business.

Seasonality

Diamond experiences seasonality in its business. Demand for Diamond’s culinary products is highest during the months of October, November and December. Diamond purchases walnuts, pecans and almonds, its principal nut raw materials, between August and February, and processes them throughout the year until the following harvest. Diamond purchases potatoes throughout the year, and demand for potato chips is highest in the months of June, July and August in the United States and November and December in the United Kingdom. As a result of this seasonality, Diamond’s personnel, working capital requirements and inventories peak during the last four months of the calendar year. Diamond experiences seasonality in capacity utilization at its Stockton, California and Fishers, Indiana facilities associated with the annual walnut harvest during this period.

Customers

Sales to Wal-Mart Stores, Inc. (which includes sales to both Sam’s Club and Wal-Mart), accounted for approximately 17%, 21% and 22% of Diamond’s net sales for the fiscal years ended July 31, 2010, 2009 and 2008, respectively. Sales to Costco Wholesale Corporation accounted for 12%, 13% and 13% of Diamond’s net sales for the fiscal years ended July 31, 2010, 2009 and 2008, respectively. No other single customer accounted for more than 10% of Diamond’s net sales.

Employees

As of May 31, 2011, Diamond had 1,727 full-time employees consisting of 1,255 production and distribution employees, 378 administrative and corporate employees, and 94 sales and marketing employees. Diamond’s labor requirements typically peak during the last quarter of the calendar year, when Diamond generally uses temporary labor to supplement its full-time work force. Diamond’s production and distribution employees in the Stockton, California plant are members of the International Brotherhood of Teamsters. Diamond considers relations with its employees to be good.

Properties

Diamond owns its facility located on 70 acres in Stockton, California. This facility consists of approximately 635,000 square feet of office and production space and 120,000 square feet of refrigerated storage space. Diamond recently acquired three production facilities in the Kettle Foods transaction consisting of approximately 66,000 square feet of office and production space in Salem, Oregon, approximately 123,000 square feet of office and production space in Norwich, England, and 68,000 square feet of office and production space in Beloit, Wisconsin. Diamond leases office space in San Francisco, California. Three additional production facilities are located in Robertsdale, Alabama, Fishers, Indiana and Van Buren, Indiana. The Robertsdale facility is owned by Diamond. It consists of approximately 55,000 square feet of office and production space and 15,000 square feet of refrigerated storage space. The Fishers facility is leased and consists of approximately 117,000 square feet of office and production space and 60,000 square feet of warehouse/storage space. The leases on the Fishers facility are non-cancellable operating leases which expire in 2015 and 2019. Diamond owns the Van Buren facility, in which a co-packer manufactures Diamond’s popcorn products, which consists of approximately 40,000 square feet and is located on the co-packer’s manufacturing campus. Finally, Diamond leases warehousing facilities in California, Georgia, Illinois, Indiana, New Jersey, Oregon, Wisconsin, Canada and the United Kingdom.

Diamond believes that its facilities are generally well maintained and are in good operating condition, and will be adequate for Diamond’s needs for the foreseeable future.

Legal Proceedings

Diamond is the subject of various legal actions in the ordinary course of its business. All such matters, and the matter described above, are subject to many uncertainties that make their outcomes unpredictable. Diamond believes that resolution of these matters will not have a material adverse effect on Diamond’s financial condition, operating results or cash flows.

Directors and Officers of Diamond Before and After the Transactions

Board of Directors

The directors of Diamond immediately following the closing of the Transactions are expected to be the directors of Diamond immediately prior to the closing of the Transactions. The members of Diamond’s board of directors are classified into three classes pursuant to Diamond’s bylaws.

Listed below is the biographical information for each person who is currently a member of the board of directors of Diamond.

Laurence M. Baer. Mr. Baer, 54, has served as a director of Diamond since 2005. He has served as the President of the San Francisco Giants Baseball Club, a major league baseball team, since October 2008. Prior to becoming President, Mr. Baer was Executive Vice President of the San Francisco Giants Baseball Club since 1992 and was its Chief Operating Officer since 1996. From 1985 through 1989, Mr. Baer served in marketing positions at Westinghouse Broadcasting. From 1990 until 1992, Mr. Baer served as Assistant to the Chairman of CBS, Inc., a media and entertainment corporation. Mr. Baer holds a B.A. from the University of California, Berkeley, and an M.B.A. from Harvard Business School.

Edward A. Blechschmidt. Mr. Blechschmidt, 59, has served as a director of Diamond since 2008. He was Chief Executive Officer of Novelis Corp. from December 2006 until its sale to the Birla Group on May 2007. Mr. Blechschmidt was Chairman, Chief Executive Officer and President of Gentiva Health Services, Inc., a leading provider of specialty pharmaceutical and home health care services, from 2000 to 2002. From 1999 to 2000, Mr. Blechschmidt served as Chief Executive Officer and a director of Olsten Corporation, the conglomerate from which Gentiva Health Services was split off and taken public. He served as President of Olsten from 1998 to 1999. Mr. Blechschmidt also served as President and Chief Executive Officer of Siemens Nixdorf America and Siemens Pyramid Technologies from 1996 to 1998. Prior to Siemens, he spent more than 20 years with Unisys Corporation, including serving as its Chief Financial Officer. Mr. Blechschmidt serves as a director of Healthsouth Corp., Lionbridge Technologies, Inc., and Columbia Laboratories, Inc. In addition, he served on the board of directors of Neoforma, Inc. from 2003 to 2006 and Option Care, Inc. from 2005 to 2007.

John J. Gilbert. Mr. Gilbert, 68, has served as a director of Diamond since 2005 and as Diamond’s Chairman Emeritus since January 2010. He served as the Chairman of Diamond’s Board from 2005 to January 2010 and was Chairman of the Board of Diamond’s predecessor company, Diamond Walnut Growers, from 1996 to 2005. Since 1983, Mr. Gilbert has been the owner and President of Gilbert Orchards and Rio Oso Groves, Inc., each of which is a family corporation focusing on walnuts. Mr. Gilbert holds a B.S. from California Polytechnic State University, San Luis Obispo.

Robert M. Lea. Mr. Lea, 68, has served as a director of Diamond since 2005 and was a member of the Board of Directors of Diamond’s predecessor company, Diamond Walnut Growers, from 1993 to 2005. Since 2004, Mr. Lea has practiced law as a solo practitioner with the Law Offices of Robert Lea, which he founded. During 2004, Mr. Lea served as the Managing Partner of Lea and Shepherd, a law firm. From 1984 to 2003, Mr. Lea was a partner of the law firm Lea & Arruti. Mr. Lea holds a B.A. from the University of California, Davis and a J.D. from the University of California, Berkeley, School of Law (Boalt Hall).

Michael J. Mendes. Mr. Mendes, 48, has served as a director of Diamond since 2005, as Diamond’s Chairman, President and Chief Executive Officer since January 2010 and as Diamond’s President and Chief

Executive Officer since 1997. Mr. Mendes joined Diamond in 1991 and served as Diamond’s Vice President of International Sales and Marketing prior to being appointed as Diamond’s Chief Executive Officer. Mr. Mendes served as Manager of International Marketing of the Dole Food Company from 1989 to 1991. Mr. Mendes currently serves on the Grocery Manufacturers Association (“GMA”) Board of Directors and served as Chairman of the President’s Advisory Council of the GMA. Mr. Mendes has also served on the board of directors of the California Chamber of Commerce and on the advisory board for The Wine Group, a wine company. Mr. Mendes received an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

Steven M. Neil. Mr. Neil, 59, has served as a director of Diamond since 2005 and as Diamond’s Executive Vice President, Chief Financial and Administrative Officer since March 2008. In addition, Mr. Neil has served on Diamond’s Board since 2005. Prior to joining Diamond, Mr. Neil was Executive Vice President and Chief Financial Officer of The Cooper Companies, Inc., a company that manufactures specialty healthcare products, from April 2007 until March 2008. From 2005 to April 2007, Mr. Neil was Vice President and Chief Financial Officer of The Cooper Companies. From 2003 to 2005, Mr. Neil served as Executive Vice President, Chief Financial Officer and Secretary of Ocular Sciences, Inc., a contact lens company. From 1997 to 2003, Mr. Neil was Executive Vice President, Finance, Chief Financial Officer, Treasurer and Secretary of Sola International, a marketer of eyeglass lenses. Mr. Neil holds a B.A. from the University of California, Santa Barbara, and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

Joseph P. Silveira. Mr. Silveira, 64, has served as a director of Diamond since 2005 and was a member of the Board of Directors of Diamond’s predecessor company, Diamond Walnut Growers, from 2002 to 2005. Mr. Silveira also served on the Board of Valley Fig Growers from 1992 to 2004, an agricultural cooperative, and while on that Board, he also served on the Board of Directors of Sun Diamond, a master cooperative organization that included Diamond Walnut Growers. Since 1994, Mr. Silveira has served as President of Farmland Management Services, Inc., an agricultural services company, directing property acquisitions, operations, leases and sales on behalf of clients including large institutional investors. Mr. Silveira holds a B.S. from California Polytechnic State University, San Luis Obispo.

Glen C. Warren, Jr. Mr. Warren, 55, has served as a director of Diamond since 2005. He has served as President, Chief Financial Officer and a director of Antero Resources LLC, a natural gas exploration and production company, since 2002. Prior to joining Antero Resources LLC, Mr. Warren served as a Managing Director of Concert Energy Advisors, an investment banking advisory firm to energy companies, from 2001 to 2002. From 1998 to 2001, Mr. Warren served as Chief Financial Officer, Executive Vice President and a member of the Board of Directors of Pennaco Energy, Inc., an energy exploration and production company. From 1989 to 1998, Mr. Warren was an investment banker with Dillon, Read & Co., Inc., Kidder, Peabody & Co. Incorporated and Lehman Brothers Inc. From 2004 to May 2007, Mr. Warren served on the board of Venoco, Inc. Mr. Warren holds a B.A. from the University of Mississippi, a J.D. from the University of Mississippi School of Law and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

Richard G. Wolford. Mr. Wolford, 66, has served as a director of Diamond since April 2011. Mr. Wolford began his career in 1967 in the food industry at Dole Foods, a producer and marketer of fresh and packaged fruit and vegetables, where he held a range of management positions, including President of Dole Packaged Foods from 1982 to 1987. From 1988 to 1996, he was Chief Executive Officer of HK Acquisition Corp. where he developed food industry investments with venture capital investors. In 1996, he worked with TPG Capital, a private equity partnership, to acquire Del Monte Foods, a manufacturer, distributor and marketer of premium quality, branded food and pet products. On completion of the acquisition, he was named Chief Executive Officer and a director of Del Monte Foods in 1997, and then subsequently was named President of Del Monte Foods in 1998 and elected Chairman of Del Monte Foods in 2000, and held these positions until March 2011. Mr. Wolford holds a B.A. from Harvard University.

Robert J. Zollars. Mr. Zollars, 54, has served as a director of Diamond since 2005. He has served as Chairman and Chief Executive Officer of Vocera Communications, Inc., a company providing instant wireless communications solutions, since June 2007. From 2006 to June 2007, Mr. Zollars was President and Chief Executive Officer of Wound Care Solutions, LLC, a holding company that operates chronic wound care centers in partnership with hospitals in the United States. From 1999 to 2006, Mr. Zollars was chairman of the Board of Directors and Chief Executive Officer of Neoforma, Inc., a provider of supply chain management solutions for the healthcare industry. From 1997 to 1999, Mr. Zollars served as Executive Vice President and Group President of Cardinal Health, Inc., a healthcare products and services company. Earlier in his career, while employed at Baxter International, a healthcare products and services company, Mr. Zollars served as President of a dietary products joint venture between Baxter International and Kraft General Foods. Mr. Zollars holds a B.S. from Arizona State University and an M.B.A. from John F. Kennedy University.

Diamond Executive Officers

The executive officers of Diamond immediately following the closing of the Transactions are expected to be the executive officers of Diamond immediately prior to the closing of the Transactions. Set forth below is information concerning the background of each of Diamond’s executive officers.

Michael J. Mendes. Mr. Mendes, 48, has served as Diamond’s Chairman, President and Chief Executive Officer since January 2010 and served as Diamond’s President and Chief Executive Officer since 1997. Mr. Mendes joined Diamond in 1991 and served as Diamond’s Vice President of International Sales and Marketing prior to being appointed as Diamond’s Chief Executive Officer. Mr. Mendes served as Manager of International Marketing of the Dole Food Company from 1989 to 1991. Mr. Mendes currently serves on the GMA Board of Directors and served as Chairman of the President’s Advisory Council of the GMA. Mr. Mendes has also served on the board of directors of the California Chamber of Commerce and on the advisory board for The Wine Group, a wine company. Mr. Mendes received an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

Steven M. Neil. Mr. Neil, 59, has served as Diamond’s Executive Vice President, Chief Financial and Administrative Officer since March 2008. In addition, Mr. Neil has served on Diamond’s Board since 2005. Prior to joining Diamond, Mr. Neil was Executive Vice President and Chief Financial Officer of The Cooper Companies, Inc., a company that manufactures specialty healthcare products, from April 2007 until March 2008. From 2005 to April 2007, Mr. Neil was Vice President and Chief Financial Officer of The Cooper Companies. From 2003 to 2005, Mr. Neil served as Executive Vice President, Chief Financial Officer and Secretary of Ocular Sciences, Inc., a contact lens company. From 1997 to 2003, Mr. Neil was Executive Vice President, Finance, Chief Financial Officer, Treasurer and Secretary of Sola International, a marketer of eyeglass lenses. Mr. Neil holds a B.A. from the University of California, Santa Barbara, and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

Lloyd J. Johnson. Mr. Johnson, 48, has served as Diamond’s Executive Vice President and Chief Sales Officer since September 2008. From 2005 until August 2008, Mr. Johnson was a Senior Vice President for Expedia Inc., an online travel service company, during which time he managed various divisions within the Partner Services Group. Prior to joining Expedia, Mr. Johnson was employed at Kraft Foods, Inc., a food company, where he was Vice President, Sales and Customer Development, Kraft Canada from January 2005 to June 2005, and Customer Vice President, Kroger, from 2001 to 2004. Earlier in his career, Mr. Johnson held a variety of sales and sales management positions of increasing responsibility at Nabisco Biscuit Company and Ernest & Julio Gallo Winery. Mr. Johnson holds a B.A. from Eastern Washington University.

Andrew Burke. Mr. Burke, 45, has served as Diamond’s Executive Vice President, Chief Marketing Officer since January 2010. From March 2007 until January 2010, Mr. Burke was Diamond’s Senior Vice President of Marketing, and from June 2006 to March 2007, Mr. Burke was Diamond’s Vice President of Marketing. From 2004 until June 2006, Mr. Burke served as Vice President, Marketing for Economy Wine, Spirits, Sparkling Wine and Beverages, at Ernest & Julio Gallo Winery. From 1997 until 2004, Mr. Burke worked at Kraft Foods, Inc. in a variety of capacities, including as a Category Business Director from 2003 to 2004 and a Senior Brand

Manager from 2001 until 2003. Prior to Kraft, Mr. Burke worked at Young & Rubicam, Inc., as an Account Supervisor and Financial Analyst, and Laura Ashley, as a financial and inventory analyst. Mr. Burke holds an M.B.A from Fordham University and a B.A. from Rutgers University.

Linda B. Segre. Ms. Segre, 51, has served as Diamond’s Senior Vice President, Corporate Strategy and Communications since August 2009. From September 2006 until April 2009, Ms. Segre was a Managing Director at Google.org, the corporate philanthropy organization of Google Inc., where she oversaw the climate change and global development initiatives and managed all operational aspects of the organization. From 1995 until September 2006, Ms. Segre was Vice President, Officer and Director at The Boston Consulting Group, a global management consulting firm, and served as the Managing Director of the San Francisco office from 2001 until 2005. She first joined The Boston Consulting Group in 1987 and worked in a number of roles with increasing responsibilities until she became a Vice President in 1995. During her tenure at The Boston Consulting Group, she focused on serving clients in the consumer goods and financial services sectors. From 1981 until 1985, Ms. Segre was a touring golf professional in the United States, Europe and Asia. Ms. Segre holds a B.A. from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

Stephen E. Kim. Mr. Kim, 41, has served as Diamond’s Senior Vice President, General Counsel and Human Resources since January 2010. From January 2008 until January 2010, Mr. Kim was Diamond’s Vice President, General Counsel, and Human Resources, and from 2005 to January 2008, he served as Diamond’s Vice President, General Counsel. Previously, Mr. Kim served as General Counsel for Oblix, Inc., a software company in Cupertino, California, from 2000 to 2005. Before joining Oblix, Inc., Mr. Kim was an attorney with Wilson, Sonsini, Goodrich and Rosati, a law firm located in Palo Alto, California, from 1996 to 1999 and Weil Gotshal & Manages, a law firm located in New York, New York, from 1994 to 1996. Mr. Kim holds a B.A. from Johns Hopkins University and a J.D. from New York University School of Law.

Certain Relationships and Related Party Transactions

Any related party transactions must be reviewed and approved by the Audit Committee or another independent body of the Board in accordance with the written Audit Committee Charter.

Grower Payments

We have paid members of our Board who are currently growers from whom we purchase walnuts, or an affiliate of such growers, for walnut products we received from them in the ordinary course of business.

The following table shows the payments received by the directors who sold walnuts to us in fiscal 2010 and fiscal 2011, through June 16, 2011:

Name	Fiscal Year	Grower Payments
John J. Gilbert(1)	2011	$2,744,476
	2010	$1,916,048
Robert M. Lea	2011	$844,487
	2010	$557,853

(1)	Represents amounts paid to Rio Oso Groves, Inc., of which Mr. Gilbert is an owner and executive officer, and to Gilbert Orchards, a corporation of which Mr. Gilbert is an owner and executive officer.

INFORMATION ON P&G

The Procter & Gamble Company was incorporated in Ohio in 1905, having been built from a business founded in 1837 by William Procter and James Gamble. Today, P&G manufactures and markets a broad range of consumer products in many countries throughout the world. P&G’s principal executive offices are located at One Procter & Gamble Plaza, Cincinnati, Ohio 45202, and its telephone number is (513) 983-1100.

Effective February 2011, P&G’s business is organized into two product-based segments called Global Business Units (“GBUs”): Beauty and Grooming and Household Care. These GBUs contain a total of six reportable segments: Beauty; Grooming; Health Care; Snacks and Pet Care; Fabric Care and Home Care; and Baby Care and Family Care.

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Beauty includes cosmetics, female antiperspirant and deodorants, female personal cleansing, female shave care, hair care, hair color, hair styling, prestige products, salon professional and skin care. Representative brands include Head & Shoulders®, Olay®, Pantene® and Wella®.

•	Grooming includes electronic hair removal devices, home small appliances, male blades and razors and male personal care. Representative brands include Braun®, Fusion®, Gillette® and Mach3®.

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Health Care includes feminine care, gastrointestinal, incontinence, rapid diagnostics, respiratory, toothbrush, toothpaste and water filtration. Representative brands include Always®, Crest® and Oral B®.

•	Snacks and Pet Care includes pet care and snack products, and includes the Iams® and Pringles® brands.

•

Fabric Care and Home Care includes laundry additives, air care, batteries, dish care, fabric enhancers, laundry detergents and surface care. Representative brands include Ace®, Ariel®, Dawn®, Downy®, Duracell®, Gain®, Tide® and Febreze®.

•	Baby Care and Family Care includes baby wipes, diapers, paper towels, tissues and toilet paper. Representative brands include Bounty®, Charmin® and Pampers®.

In the fiscal year ended June 30, 2010, the Beauty and Grooming GBU accounted for 46% of total sales and the Household Care GBU accounted for 54% of total sales.

As of June 30, 2010, P&G owned and operated 37 manufacturing facilities in the United States located in 23 different states or territories. In addition, as of June 30, 2010, P&G owned and operated 97 manufacturing facilities in 41 other countries. Many of the domestic and international facilities produce products for multiple P&G business units.

For a more detailed description of the business of P&G, see P&G’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 and P&G’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, each of which has been filed with the SEC and is incorporated by reference into this prospectus. See “Where You Can Find More Information; Incorporation By Reference.”

INFORMATION ON PRINGLES

General

Pringles manufactures, markets and distributes snack foods, primarily under the Pringles® brand. It sells its products principally to mass merchandisers, grocery retailers, club stores and convenience stores with sales in 140 countries in North America, Europe, Asia and Latin America. Pringles’ fiscal year begins on July 1 and ends on the following June 30. For example, “fiscal 2010” began on July 1, 2009 and ended on June 30, 2010.

Pringles, a global billion dollar snack business with an iconic brand, has a rich heritage and a high level of consumer recognition and loyalty for its distinct saddle-shaped potato crisp, canister packaging and Mr. Pringle logo. Pringles is the leading stackable crisp globally based on data provided by Euromonitor. The original Pringles product was developed by P&G nearly 40 years ago and is currently sold in over 140 countries worldwide. Pringles’ product portfolio includes the core Pringles potato crisps in a canister, product line extensions featuring different crisp compositions and flavors, referred to as “Extensions,” as well as “Stix,” a unique cracker product.

According to Euromonitor, in calendar year 2009, Pringles was the number four brand in the global potato/tortilla/corn chip and extruded snack market. For fiscal 2010 and for the nine months ended March 31, 2011, Pringles generated net sales of $1,367 million and $1,047 million, respectively, and operating income of $166.9 million and $129.6 million, respectively.

Products

Pringles’ products include a range of products built around the iconic stacked potato crisps sold in a canister. Pringles “Core” products are available in a variety of can sizes and over 40 flavors, including core flavors such as Original, Salt and Vinegar, Sour Cream and Onion, and BBQ. Some flavors are produced as limited-edition runs while others may be distributed only in select market areas. For example, Prawn Cocktail and some curry flavors are available only in the United Kingdom. Pringles’ “Extensions” products are also sold in a variety of canister sizes and to target markets. These extensions of the Core product line use different crisp formulations, such as the “Multigrain” offering, or more intense flavor, such as the “Xtreme” flavors. In recent years, Pringles expanded its product line beyond the traditional stacked crisps in a canister offering by launching “Stix.”

	Core	Extensions	Stix
Fiscal 2010 Net Sales	~$1,242 million	~$100 million	~$25 million
Percentage of Total Fiscal 2010 Net Sales	91%	7%	2%
Product Form	Original Flavors	Rice, Light/Fat-Free, Xtreme, Multigrain	Cracker Sticks

Core

Core products accounted for approximately 91% of Pringles’ net sales in fiscal 2010. Core products consist of the traditional Pringles canister of stacked potato crisps, in more than 40 flavors. Canisters are primarily sold in four sizes:

•	Small cans (40–43 grams) for single serve and “on-the-go” snacking;

•	“Classic” cans (120–140 grams), primarily for the North America and Asia markets;

•	Medium cans (150–180 grams), primarily for the European market; and

•	“King”/”Super Stack” cans (185–230 grams), sold in both North America and Europe.

Extensions

“Extensions” of the Pringles Core product line are targeted for specific consumer segments. For example, the Pringles “Xtreme” collection of boldly flavored potato crisps such as Wasabi, Screamin’ Dill Pickle, and Blazing Buffalo Wing is targeted toward younger consumers in North America and Western Europe, and the recently-launched “Multigrain” crisps target health conscious consumers.

Stix

In an effort to expand beyond potato crisps, Pringles introduced a baked cracker called Pringles “Stix” in fiscal 2007. “Stix” are available in a number of package sizes, and in Honey Butter, Pizza, Cheddar Cheese and Jalepeño flavors.

Pringles products are designed to be used with a warehouse distribution model, which Pringles believes provides cost advantages over direct store delivery distribution typically used by traditional potato chip companies due to the delicate handling requirements and relatively short shelf life limits of traditional bagged potato chip products. The sturdy Pringles canisters enable cases of products to be stacked and palletized. Multiple pallets can be consolidated as part of a direct shipment to warehouses. Pringles’ air-tight canister gives the crisps an 18-month shelf life, compared to the typical three-month shelf life for bagged chips.

Raw Materials

Pringles purchases the raw materials used to manufacture its products, including dehydrated potato flakes, wheat flour, seasonings and cooking oils, from suppliers primarily located in Europe and North America. Necessary raw materials are widely available and easy to transport. Most raw material purchase contracts are renewed annually, and prices are typically negotiated on a quarterly or biannual basis. Raw materials are shipped to Pringles’ manufacturing facilities and stored on site until used in production.

Canisters are purchased from a supplier in the United States and a supplier in Belgium, under five-year contracts, with pricing negotiated every six months. Both suppliers have facilities that are located in close proximity to the Pringles manufacturing plants.

Manufacturing

Unlike the traditional “slice and fry” method of potato chip production, Pringles uses a proprietary manufacturing process to produce its signature stackable crisp. Developed in the 1960s, the Pringles high-speed manufacturing process blends dehydrated potatoes and water into a dough that is rolled, sheeted, cut, saddled, quickly cooked and seasoned. Canister packaging allows the individual crisps to be stacked and packed in nitrogen, significantly improving shelf life compared with ordinary bagged chips and allowing for widespread warehouse-based distribution.

The Pringles production process involves the following steps:

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Receiving—Raw materials (e.g., potato flakes, oils, rice and corn) are delivered by suppliers and unloaded into storage silos or bins at the Pringles facility. Seasonings are delivered in bags and stored in an air conditioned warehouse on site.

•	Blending—Materials are mixed together and transferred to a production line where dough is made, forming the base for the potato crisps.

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Cut and Transfer—Dough is rolled into a sheet from which individual crisps are cut before being transferred to the oven where they are fried. Once cooked, the crisps are cooled and seasoning and salt are added.

•	Packaging—Seasoned crisps are transferred through the line and placed into canisters. Canisters are weighed, scanned, and automatically packed into cases.

•	Shipping—Cases are automatically packed onto pallets and shipped to the warehouse for storage and distribution to customers.

Manufacturing Facilities

Jackson. The Pringles plant in Jackson, Tennessee was constructed in 1971 and occupies approximately 7.4 million square feet (1.6 million square feet of building). The highly-automated plant is solely dedicated to the preparation and packaging of Pringles products. Fiscal 2010 output of approximately 218 million pounds represented approximately 77% of the plant’s total capacity. As of March 31, 2011, the Jackson facility had 740 employees, including a plant manager and nine managers. The Jackson facility currently operates seven days a week with five shifts per day.

Mechelen. The Pringles plant in Mechelen, Belgium was constructed in 1956 and upgraded in 1995. It occupies approximately 1.7 million square feet (1.4 million square feet of building). This facility, which shares a site with facilities that are used to manufacture other P&G products, is subject to a “split” agreement between Diamond and P&G, so that as of the closing of the Transactions, the Pringles operations and non-Pringles operations will be owned and operated separately. See “Additional Agreements—Split Agreement.” Fiscal 2010 output of approximately 190 million pounds represented approximately 94% of the facility’s total capacity. As of March 31, 2011, the Mechelen facility employed 593 employees, including a plant manager, two dedicated operation and engineering head managers and six additional managers. The Mechelen facility currently operates seven days a week with five shifts per day. The Mechelen facility has a separate area for “one-off” special packaging requirements, which operates five days a week with three shifts per day.

Outsourced Manufacturing

Pringles produces products and supplies Asian markets through co-manufacturing arrangements with third-party suppliers in China and Malaysia. These arrangements reduce up-front capital requirements to develop manufacturing facilities, allowing Pringles to lower its costs to do business in these markets. Current production at these facilities is approximately 23.5 million pounds per year in the aggregate. These outsourced manufacturing arrangements are governed by contracts with terms of three years, expiring on January 31, 2013 (China) and June 30, 2014 (Malaysia).

Sales and Distribution

Pringles sells its products principally to mass merchandisers, grocery retailers, club stores and convenience outlets in nearly every country of the world. In fiscal 2010, the geographic distribution of Pringles sales was as follows: North America (40%); Europe, Middle East and Africa (44%); Asia (12%) and Other (4%). Pringles markets its products through a combination of a direct sales force and a network of brokers and distributors. The majority of its products are shipped from production, warehouse and distribution facilities by contract and common carriers.

Marketing

As a result of its marketing activities over the last 40 years, Pringles has developed into an iconic brand that P&G believes is synonymous with the stackable potato crisp category. Principal features of the Pringles® brand include the distinctive Pringles logo featuring a mustachioed character named Mr. Pringle® and the Pringles canister packaging, including its foil-lined interior and a resealable plastic lid. In fiscal 2009 and fiscal 2010, Pringles commenced a series of marketing initiatives, including:

•	redesigned product artwork to increase shelf visibility;

•	introduction of reduced saturated fat formulation for certain products to meet the growing consumer demand for healthier snacks;

•	product innovation that supports premium pricing; and

•	increased advertising expenditures, utilizing savings from manufacturing improvements.

Pringles seeks to increase brand awareness and marketing through campaigns themed around seasonal activities such as winter holidays (“Merry Pringles”) and sporting events such as soccer (“Pringoals”). In conjunction with the introduction of “Xtreme” and “Multigrain” products, Pringles launched holistic marketing campaigns that included digital, outdoor and event promotion to build product trial and awareness.

Customers

Sales to Wal-Mart Stores, Inc. (including both Sam’s Club and Wal-Mart), accounted for approximately 12% of Pringles’ net sales on a global basis in fiscal 2010, and no other customer accounted for more than 10% of Pringles’ net sales. Sales to Pringles’ top ten customers accounted for approximately 33% of Pringles’ net sales in fiscal 2010.

Seasonality

Sales in North America are generally modestly higher in summer months, and sales in Europe are generally modestly higher in the winter.

Competition

Pringles operates in a highly competitive environment. Pringles products compete with savory snacks offered by many companies, including large companies such as PepsiCo, Inc. (Frito-Lay division) and Kraft Foods Inc., as well as a large number of smaller competitors in various markets. More directly, Pringles products compete with other products offered by distributors of potato chips, such as Frito-Lay. In the United States and worldwide, Frito-Lay brands accounted for 72% and 44%, respectively, and Pringles accounted for 5% and 4%, of calendar 2009 sales in the potato/tortilla/corn chip and extruded snack market according to Euromonitor. No other company accounted for more than 3% in either market. Pringles also competes for shelf space and prominence at mass merchandisers, grocery retailers, club stores and convenience outlets.

In general, Pringles faces competition on the basis of product quality and innovation, price, brand recognition and consumer loyalty. Pringles believes that its competitive strengths include:

•	Established Global Brand—Pringles is a global snack brand sold in more than 140 countries worldwide, with high consumer recognition and distinctive packaging.

•	Product Differentiation—Pringles stackable crisps and extended shelf life provide differentiation when compared to other snack products.

•	Global Manufacturing Capability—Pringles operates large and highly efficient manufacturing facilities in the United States and Europe and contract facilities in Asia.

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Well-positioned for Emerging Markets—Pringles outsourced manufacturing and distribution model enables it to penetrate emerging markets that may experience higher growth than markets in developed countries.

Research and Development

The Pringles research and development organization is responsible for the design of new products, consumer testing and the implementation of new products into production. The research and development organization is also responsible for implementing savings programs to reduce costs for packaging and raw materials.

The research and development organization is composed of four main groups with the following responsibilities:

•	Product Research—consumer studies and testing;

•	Formula Design—development of product formulations;

•	Process Development—application of new products on the production lines; and

•	Packaging—packaging-related developments, including sizes and material design.

As of March 31, 2011, Pringles’ research and development organization consisted of 81 employees, of whom 56 were based in Cincinnati, Ohio, 13 were based in Brussels, Belgium and 12 were based in Beijing, China. Research and development expenditures were $23 million in fiscal 2010, $24 million in fiscal 2009 and $22 million in fiscal 2008.

Intellectual Property

Pringles markets its products primarily under the Pringles® brand, which is registered with the U.S. Patent and Trademark Office and in various other jurisdictions. Pringles owns over 370 patents worldwide, of various durations, primarily related to the formulation and production of its products. Pringles also maintains proprietary trade secrets, technology, know-how processes and other intellectual property rights that are not registered but that are important to its success.

Government Regulation

As a producer and marketer of food items, Pringles is subject to regulation by various governmental agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission, the Environmental Protection Agency, the Department of Labor and the Department of Commerce and various state agencies with respect to production processes, product quality, packaging, labeling, storage and distribution. Pringles is also subject to regulation by governmental agencies worldwide. These agencies prescribe requirements and establish standards for quality, purity and labeling. Failure to comply with one or more regulatory requirements can result in a variety of sanctions, including monetary fines or compulsory withdrawal of products from store shelves.

Pringles’ advertising is subject to regulation by the Federal Trade Commission. Pringles is also subject to certain health and safety regulations, including those issued under the Occupational Safety and Health Act.

Pringles’ manufacturing operations are subject to various federal, state and local laws and regulations, which require Pringles to obtain licenses relating to customs, health and safety, building and land use and environmental protection. Pringles’ manufacturing facilities are subject to state and local air quality and emissions regulation. If Pringles encounters difficulties in obtaining any necessary licenses or if it has difficulty complying with these laws and regulations, it could be subject to fines and penalties.

Pringles believes it is in compliance in all material respects with all such laws and regulations and that it has obtained all material licenses and permits that are required for the operation of its business. Pringles is not aware of any environmental regulations that have or that it believes will have a material adverse effect on its operations.

Legal Proceedings

On March 8, 2010, P&G announced a voluntary recall of two Pringles flavors, Pringles “Restaurant Cravers Cheeseburger” potato crisps and Pringles “Family Faves Taco Night” potato crisps, as part of an industry recall of an ingredient from a third-party supplier to protect consumers from potential salmonella exposure. There have been no reports of salmonella-related illness in relation to these products, and the two recalled flavors together represent less than 0.5% of Pringles’ U.S. volume. None of the affected products were shipped outside of the United States.

P&G was notified by one of its suppliers that a seasoning used in these two products contains hydrolyzed vegetable protein (“HVP”) manufactured by Basic Food Flavors, Inc., which in turn recalled several lots of this ingredient because of potential salmonella exposure. As a result, the U.S. Food and Drug Administration recommended that food manufacturers voluntarily recall certain types of products containing HVP manufactured by Basic Food Flavors, and P&G has complied with this guidance. This event had a minimal cost impact on fiscal 2010 financial results related to destruction of impacted product, but was mostly offset by insurance proceeds from the suppliers related to the recall.

Pringles is subject to various claims and legal actions during the ordinary course of its business. Pringles believes that there are currently no claims, legal actions, or issues that would have a material impact on its financial position, operations or potential performance.

Pringles believes that it complies with environmental regulations and has no significant environmental issues at this time.

Employees

As of March 31, 2011, Pringles employed 1,655 people. The majority of Pringles’ employees are located in the United States, Belgium, Switzerland and Singapore. Other than employees who are represented by workers’ councils outside of the United States, none of Pringles’ employees is represented by a labor union. Pringles believes that relations with its employees are good.

Properties

Pringles owns two manufacturing facilities, both of which it believes are in good condition, well maintained and sufficient for its current operations. The following table shows properties used by Pringles in connection with its operations:

Location	Approximate Square Footage
Jackson, Tennessee	7.4 million
Mechelen, Belgium	1.7 million

BUSINESS STRATEGIES AFTER THE TRANSACTIONS

Diamond Foods is an innovative packaged foods company focused on building, acquiring and energizing brands. Diamond focuses on organic growth in its product lines, and will consider acquiring brands to improve its overall portfolio and competitive position. Diamond specializes in processing, marketing and distributing snack products and culinary, in-shell and ingredient nuts.

Diamond has a strong heritage in the culinary nut market with its Diamond of California® brand, which is the leading culinary nut brand, with a U.S. Grocery market share ten times larger than the next branded competitor, according to ACNielsen. In 2004, Diamond leveraged its experience in culinary nuts to enter the snack nut category with its launch of the Emerald® brand. Diamond has focused on investing in and developing the Emerald® brand with distinct product quality and innovative packaging and marketing. The Emerald® brand has been a key driver of snack nut category growth and now has a 10% U.S. Grocery market share, according to ACNielsen. In 2008, Diamond acquired Pop Secret® microwave popcorn from General Mills, providing increased scale in the snack market, expanded reach in distribution channels, supply chain economies of scale and cross-promotional opportunities with its Emerald® brand. With Diamond’s investments in brand support, Pop Secret has gained market share. In 2010, Diamond acquired Kettle Foods, a leading premium potato chip company in the two largest potato chip markets in the world, the United States and the United Kingdom. Kettle Brand® potato chips increased Diamond’s presence in the snack aisle, with cross portfolio benefits in promotion activity and supply chain. The acquisition of Kettle Foods also expanded Diamond’s distribution opportunities in terms of channels and geographic reach and provided an international infrastructure. Within ten months after acquiring the brand, Diamond announced over $50 million of capital investments to increase capacity at all three Kettle Foods plants, to help support potential growth in the brand franchise.

Diamond has demonstrated that it can grow both organically and through acquisitions. Between fiscal 2003 and fiscal 2010, Diamond’s retail sales grew at a 21% compound annual growth rate. In the past five fiscal years, Diamond’s gross margin improved from 14.3% to 23.7%, operating margin grew from 2.8% to 9.5% and earnings per share have grown four-fold. Diamond’s profitable growth has been driven by its ability to expand distribution, and to contribute to category growth with high quality and innovative new products. Diamond competes based on product quality, innovation and differentiation as well as support of its brands among consumers and retailers.

The key elements of Diamond’s strategy after the Transactions are as follows:

Leverage the Pringles® Brand to Increase Scale in Snack Aisle and Provide Cross Promotional Opportunities. Diamond expects the addition of Pringles, an iconic, global snack brand, to increase its scale in the snack aisle and provide opportunities to expand distribution and cross-promotional activities for Diamond’s entire snack portfolio. As with its previous acquisitions, Diamond plans to invest in the Pringles® brand to grow and leverage its increased scale to benefit its entire snack portfolio. In markets where Diamond currently sells snack products, Pringles would extend distribution reach into channels such as mass merchandisers, discount and convenience stores. These are channels where Diamond’s existing portfolio is more limited. Diamond is strongest in the grocery channel where Pringles is under-represented, which may provide the brand an opportunity for growth.

Expand Penetration in International Snack Markets. In Western Europe, Pringles has a significant retail presence across all European countries according to ACNielsen. Investment in the Pringles® brand, and the potential to leverage Pringles’ distribution scale for the benefit of other Diamond snack products, provide opportunities for growth across the Diamond portfolio. In developing markets, Diamond plans to focus on and invest in the Pringles® brand, to grow that brand and to create new growth opportunities for other Diamond products as well. Pringles is sold in 140 countries around the world, including countries across Asia, Latin America, Central Europe, the Middle East and Africa, which often experience higher growth rates than more developed markets.

Continue to Invest in Brands. After completion of the Transactions, Pringles® will be Diamond’s largest selling product line and its first $1 billion brand. Diamond is expected to have significantly increased revenues, margins and cash flow driven by the strength of the combined businesses. Diamond expects that the financial benefits of the combined business will allow it to continue its strategy of investing in its brands to introduce high quality, innovative products to drive increased market share and category growth in partnership with its customers.

Improve margins. Diamond intends to increase its margins by optimizing product mix, investing in capital improvements, leveraging the global infrastructure provided by the Pringles Business in operating expenses and engaging in other cost reduction and efficiency activities. Diamond expects higher-margin products, including snack products, to represent a greater portion of its sales in the future. Diamond plans to invest in projects designed to lower its costs and to optimize the location, function and utilization of its manufacturing and distribution facilities. Diamond believes that these investments will increase the productivity and flexibility of its business, enabling Diamond to improve its margins while serving its customers better.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PRINGLES

The following discussion and analysis is intended to provide investors with an understanding of the historical performance of Pringles and its financial condition. This discussion and analysis presents the factors that had a material effect on the results of operations of Pringles for the fiscal years ended June 30, 2010, 2009 and 2008 and the nine months ended March 31, 2011 and 2010. The following discussion and analysis and the historical combined financial statements of Pringles discussed herein assume that the transferred assets and liabilities of the Pringles Business had been held by Pringles for all of the periods discussed.

The financial statements of Pringles have been derived from P&G’s historical accounting records and reflect significant allocations of direct costs and expenses. All of the allocations and estimates in these financial statements are based on assumptions that management of P&G believes are reasonable and have been consistently applied to all periods. However, the financial statements do not necessarily represent the financial results or position of Pringles had it been operated as a separate independent entity.

You should read this discussion in conjunction with the historical combined financial statements of Pringles and the notes to those statements.

The following discussion and analysis contains forward-looking statements. See “Cautionary Statement on Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

Pringles manufactures, markets and distributes snack foods, primarily under the Pringles® brand, in over 140 countries around the world across North America, Europe, Asia and Latin America. Pringles sells its products principally to mass merchandisers, grocery retailers, club stores and convenience outlets, either via P&G sales force or via third-party distributors and brokers.

Pringles has three geography-based reportable segments: North America, EMEA (Europe, Middle East and Africa) and Asia. The reportable segments are each managed separately based upon geography and each segment derives its revenues from the sale of snack foods under the Pringles® brand.

North America, which generated 40% of Pringles’ combined net sales in fiscal 2010, includes the United States, Canada and Puerto Rico as well as sales to non-retail customers such as hotels and airports. Products sold include Core, Extensions and Stix.

EMEA, which generated 44% of Pringles’ combined net sales in fiscal 2010, includes the countries of Europe, Middle Eastern countries (most notably Saudi Arabia, Israel and the United Arab Emirates) and Africa. Products sold include Core and Extensions.

Asia, which generated 12% of Pringles’ combined net sales in fiscal 2010, includes Japan, South Korea, China, Australia, Malaysia, Thailand, and Singapore. Products sold include Core.

Latin America sales (Core products primarily in Mexico, Brazil and the Caribbean) and corporate activities are included in Other, which generated 4% of Pringles’ combined net sales in fiscal 2010. Corporate activities include non-recurring business impacts such as restructuring expenses. Restructuring had a significant negative impact on fiscal 2008 and fiscal 2009 operating income related to product discontinuation, but was not material during fiscal 2010.

Impact of the Distribution from P&G on Pringles Financial Statements

Pringles’ historical combined financial statements reflect the historical financial position, results of operations and cash flow of Pringles to be transferred to the Pringles Company by P&G. P&G did not account for Pringles as, and Pringles was not operated as, a standalone company for the periods presented. Pringles’ financial statements have been “carved out” from P&G’s consolidated financial statements and reflect assumptions and allocations made by P&G. The combined financial statements do not fully reflect what Pringles’ financial position and results of operations would have been had Pringles been a standalone company during the periods presented. Pringles has not made adjustments to reflect significant changes that may occur in Pringles as a result of Pringles’ Separation from P&G and the completion of the Transactions. As a result, this historical combined financial information is not necessarily indicative of what Pringles’ operating results or financial position would have been had the Transactions been completed during the periods presented or will be after the completion of the Transactions.

Pringles’ historical combined financial statements were prepared using P&G’s historical basis in the assets and liabilities of the Pringles Business. Pringles’ historical combined financial statements include revenues, costs, assets and liabilities directly attributable to Pringles. In addition, certain expenses reflected in the combined financial statements, as more fully described in Note 3 to Pringles’ audited combined financial statements included elsewhere in this prospectus, include reasonable allocations of corporate expenses from P&G. All such costs and expenses have been deemed to have been paid by Pringles to P&G in the period in which the costs were recorded. Allocations of current income taxes receivable or payable are deemed to have been remitted, in cash, by or to P&G in the period in which the related income taxes were recorded.

Until the Distribution, P&G performed and will continue to perform significant corporate and operational functions for Pringles, as well as for its other businesses. Pringles’ combined financial statements reflect an allocation of these costs. Expenses allocated to Pringles include costs related to human resources, legal, treasury, insurance, accounting, information technology, internal audit and other similar services. Following the Distribution, expenses incurred by Diamond to replace some of these functions may differ from Pringles’ historically allocated expense levels.

In addition, following the Distribution and completion of the Transactions, P&G has agreed to provide certain transition services to Diamond and Merger Sub, while Pringles is being integrated into Diamond. These services will be provided for a limited period of time after the completion of the Transactions pursuant to the Transition Services Agreement described in “Additional Agreements—Transition Services Agreement.”

Certain Trends and Other Factors Affecting Pringles

Commodities

Raw and packaging materials together represent a significant portion of Pringles’ cost of product sold and are exposed to crude oil and agricultural commodity fluctuations. Increases in commodity costs adversely affected Pringles’ results in fiscal 2009. As a result, Pringles implemented price increases in all markets and an extensive three-year cost savings program. These initiatives delivered operating margin improvement in fiscal 2010 compared to fiscal 2009.

Restructuring

Pringles initiated a portfolio rationalization effort in fiscal 2008, focusing the business back to the core canister products. The primary focus of this effort was the discontinuation of the Pringles Mini business, launched in 2005 to introduce multipack and single serve products. The portfolio rationalization resulted in corporate restructuring charges before tax of $40.0 million in fiscal 2008 and $34.2 million in fiscal 2009. These costs were primarily associated with the cancellation of a contract with the third-party manufacturer in Corby, England, the impairment of all the assets dedicated to the production of Minis both in Corby and in Jackson, Tennessee and the scrapping costs for the finished product remnants.

Recall

On March 8, 2010, P&G announced a voluntary recall of two Pringles flavors, Pringles “Restaurant Cravers Cheeseburger” potato crisps and Pringles “Family Faves Taco Night” potato crisps, as part of an industry recall of an ingredient from a third-party supplier to protect consumers from potential salmonella exposure. Pringles incurred costs of $1.0 million before tax to recall and destroy the recalled products at Pringles and customer locations, which was primarily offset by a $0.9 million insurance payment received from a supplier in fiscal 2010.

Significant Accounting Policies and Estimates

In preparing Pringles combined financial statements in accordance with GAAP, certain accounting policies are particularly important. These include policies related to revenue recognition and inventory valuation. These significant accounting policies, and others set forth in Note 3 to Pringles’ audited combined financial statements included elsewhere in this prospectus, should be reviewed as they are integral to understanding the results of operations and financial condition of Pringles. Due to the nature of Pringles’ business, estimates generally are not considered highly uncertain at the time of the estimation, as they are not expected to result in changes that would materially affect Pringles’ results of operations or financial condition in any given year.

Revenue Recognition

Sales are recognized when revenue is realized or realizable and has been earned. The revenue recorded is presented net of sales and other taxes Pringles collects on behalf of governmental authorities and includes shipping and handling costs, which generally are included in the invoice price to the customer. Pringles’ policy is to recognize revenue when title to the product, ownership and risk of loss are transferred to the customer, which can either be on the date of shipment or the date of receipt by the customer. Payment discounts and product returns are recorded as a reduction of sales in the same period that the revenue is recognized. Trade promotions, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons, are offered through various programs to customers and consumers. Sales are recorded net of trade promotion spending, which is recognized as incurred, generally at the time of the sale. Most of these arrangements have terms of approximately one year. Accruals for expected payments under these programs are included as accrued marketing and promotion expense in the accrued expenses and other liabilities line item in the combined balance sheets.

Inventory Valuation

Through June 30, 2010, inventories were primarily maintained on the first-in, first-out (“FIFO”) method, except for certain commodities in the United States, which were maintained on the last-in, first-out (“LIFO”) method. Effective July 1, 2010, Pringles elected to change the method of valuing the U.S. commodity inventories to the FIFO method from the LIFO method. The FIFO method is preferable as it conforms the inventory costing methods for all inventories to a single method and improves financial reporting by better matching sales and expenses. As a result of this change, inventories for all periods presented are valued using the FIFO method, at lower of cost or market. In accordance with the applicable accounting guidance for accounting changes, all prior periods presented have been adjusted to apply the new method retrospectively. As a result of this retrospective adjustment, divisional equity at July 1, 2007 increased $2.4 million.

Results of Operations

Pringles’ fiscal year begins on July 1 and ends on the following June 30. For example, “fiscal 2010” began on July 1, 2009 and ended on June 30, 2010.

The following table presents information about Pringles’ results of operations, in dollar amounts and expressed as a percentage of net sales, for the fiscal years 2010, 2009 and 2008 and for the nine months ended March 31, 2011 and 2010.

	Fiscal Year Ended June 30,						Nine Months Ended March 31,
	2010		2009		2008		2011		2010
	(Dollars in millions)
Net sales	$1,367.4	100%	$1,396.4	100%	$1,534.4	100%	$1,047.3	100%	$1,022.4	100%
Cost of products sold	886.9	65%	1,049.3	75%	1,077.9	70%	666.3	64%	666.0	65%

Gross profit	480.5	35%	347.1	25%	456.5	30%	381.0	36%	356.4	35%
Selling, general and administrative expense	314.1	23%	279.8	20%	334.9	22%	250.9	24%	234.8	23%
Other operating income/(expense)	(0.5)	0%	7.4	1%	(0.2)	0%	0.5	0%	0.3	0%

Operating income	166.9	12%	59.9	4%	121.8	8%	129.6	12%	121.3	12%
Income taxes	40.0	3%	19.6	1%	36.8	2%	26.1	2%	29.1	3%

Net income	$126.9	9%	$40.3	3%	$85.0	6%	$103.5	10%	$92.2	9%

Nine Months Ended March 31, 2011 Compared to Nine Months Ended March 31, 2010

Net Sales

	Nine Months Ended March 31,		Percent Change
	2011	2010
	(Dollars in millions)
North America	$406.3	$407.0	0%
EMEA	459.3	456.5	1%
Asia	143.4	127.2	13%
Other	38.3	31.7	21%

Combined	$1,047.3	$1,022.4	2%

Combined

Combined net sales for the nine months ended March 31, 2011 increased 2% to $1,047.3 million compared to the nine months ended March 31, 2010. Volume increased 7%, primarily as a result of continued focus on core canister marketing and merchandising, including the expansion of the Multigrain product line. Geographic expansion in developing regions also contributed to the volume growth. Region mix due to disproportionate growth in emerging markets, which have lower than average selling prices, reduced net sales 3%. Lower pricing reduced net sales 1% and foreign exchange reduced net sales a further 1%.

North America

North America net sales for the nine months ended March 31, 2011 of $406.3 million were down slightly compared to the nine months ended March 31, 2010. Volume increased 4% as a result of increased customer promotional events behind the Super Stack canister product. This was offset by product mix which reduced net sales 2%, and lower pricing which also reduced sales by 2%. Foreign exchange had no impact on net sales.

EMEA

EMEA net sales increased by 1% to $459.3 million in the nine months ended March 31, 2011 compared to the nine months ended March 31, 2010. Volume increased 9% primarily as a result of geographic expansion in emerging markets as well as the launch of Multigrain in Western Europe markets. Pricing reduced net sales 2%. Country mix reduced net sales 1% due to faster emerging market growth, which has lower than average selling prices. Foreign exchange reduced net sales 5%.

Asia

Asia net sales increased by 13% to $143.4 million in the nine months ended March 31, 2011 compared to the nine months ended March 31, 2010. Volume increased 8% primarily as a result of emerging market growth as well as distribution expansion in key developed markets. The full year impact of pricing increases implemented in fiscal 2010 increased net sales 2%. Country mix reduced net sales 4% due to disproportionate growth in emerging markets, which have lower than average selling prices. Foreign exchange improved net sales 7%.

Other

Other net sales increased by 21% to $38.3 million in the nine months ended March 31, 2011 compared to the nine months ended March 31, 2010. Volume increased 25% primarily as a result of broad-based growth across the Latin America region. Pricing reduced net sales 1% and mix reduced net sales by 3%. Foreign exchange had no impact on net sales.

Operating Income

	Nine Months Ended March 31,
	Operating Income			Operating Margin
	2011	2010	Percent Change	2011	2010
	(Dollars in millions)
North America	$57.8	$50.0	16%	14%	12%
EMEA	56.9	52.7	8%	12%	12%
Asia	14.3	10.5	36%	10%	8%
Other	0.6	8.1	-93%	2%	26%

Combined	$129.6	$121.3	7%	12%	12%

Combined

Combined operating income increased 7% to $129.6 million in the nine months ended March 31, 2011 compared to the nine months ended March 31, 2010, as a result of the increase in net sales and manufacturing cost savings. These were partially offset by increased marketing investment and higher commodity costs. Operating margin remained unchanged at 12%.

Combined gross margin increased to 36% in the nine months ended March 31, 2011 compared to 35% in the nine months ended March 31, 2010. The increase was a result of the scale benefits of higher volumes and manufacturing cost savings. Cost savings were generated behind the full year impact of fiscal 2010 savings programs, and the impact of current year savings programs. Manufacturing savings were partially offset by increased oil and agricultural commodity costs compared to the prior period.

Combined selling, general and administrative expense (“SG&A”) was $250.9 million in the nine months ended March 31, 2011 compared to $234.8 million in the nine months ended March 31, 2010 as the result of higher marketing spending (+16%) and lower other overhead (-1%). SG&A as a percent of combined net sales increased to 24% in the nine months ended March 31, 2011 compared to 23% in the nine months ended March 31, 2010, due to increased marketing spending partially offset by reduced overhead costs.

North America

North America operating income increased 16% to $57.8 million in the nine months ended March 31, 2011 compared to the nine months ended March 31, 2010 as a result of reduced manufacturing and overhead costs. These were partially offset by increased marketing spending (+23%) and unfavorable product mix impact from the discontinuation of non-canister products. Operating margin increased to 14% in the nine months ended March 31, 2011 compared to 12% in the nine months ended March 31, 2010, driven by lower cost of goods sold.

North America gross margin increased to 35% in the nine months ended March 31, 2011 compared to 33% in the nine months ended March 31, 2010, primarily driven by lower cost of goods sold resulting from continued benefits of Pringle’s cost savings program.

North America SG&A was $86.9 million in the nine months ended March 31, 2011 compared to $85.1 million in the nine months ended March 31, 2010 due to higher marketing spending (+23%) to support base brand-building awareness. This was partially offset by lower other overhead costs (-14%). North America SG&A as a percentage of net sales remained unchanged at 21% for the nine months ended March 31, 2011.

EMEA

EMEA operating income increased 8% to $56.9 million in the nine months ended March 31, 2011 compared to the nine months ended March 31, 2010 as a result of the cost of product sold savings program and a modest increase in net sales. These were partially offset by higher marketing support for brand-building efforts and increased commodity costs. Operating margin remained unchanged at 12% in the nine months ended March 31, 2011 compared to the nine months ended March 31, 2010, as manufacturing cost savings were offset by increased marketing expense and commodity costs.

EMEA gross margin increased to 39% in the nine months ended March 31, 2011 compared to 37% in the nine months ended March 31, 2010, primarily driven by the benefits of the manufacturing cost savings program and scale benefits from increased volume, partially offset by increased costs of agricultural commodities.

EMEA SG&A was $121.9 million in the nine months ended March 31, 2011 compared to $117.6 million in the nine months ended March 31, 2010 on higher marketing spending (+9%) for brand-building and merchandising support. This was partially offset by lower other overhead costs (- 2%). EMEA SG&A as a percentage of net sales increased to 27% in the nine months ended March 31, 2011 compared to 26% in the nine months ended March 31, 2010.

Asia

Asia operating income increased 36% to $14.3 million for the nine months ended March 31, 2011 compared to the nine months ended March 31, 2010, primarily driven by increased net sales. Operating margin increased to 10% for the nine months ended March 31, 2011 compared to 8% in the nine months ended March 31, 2010, primarily driven by scale benefits from increased volume.

Asia gross margin remained unchanged at 33% in the nine months ended March 31, 2011 compared to the nine months ended March 31, 2010, as volume scale benefits were offset by increased commodity costs.

Asia SG&A was $33.3 million in the nine months ended March 31, 2010 compared to $31.7 million in the nine months ended March 31, 2010. Increased marketing investment (+25%) for brand-building awareness was partially offset by lower other overhead costs (-7%). Asia SG&A as a percentage of net sales declined to 23% in the nine months ended March 31, 2011 compared to 25% in the nine months ended March 31, 2010.

Other

Other operating income declined to $0.6 million for the nine months ended March 31, 2011 compared to the nine months ended March 31, 2010, primarily as a result of an increase in P&G Corporate overhead cost allocations. Gross margin remained unchanged at 26%.

Income Taxes

Pringles’ effective tax rate decreased from 24% in the nine months ended March 31, 2010 to 20% in the nine months ended March 31, 2011 primarily due to geographic mix of earnings.

Fiscal 2010 Compared to Fiscal 2009

Net Sales

	Fiscal 2010	Fiscal 2009	Percent Change
	(Dollars in millions)
North America	$549.4	$599.5	-8%
EMEA	604.8	590.6	2%
Asia	167.6	168.4	0%
Other	45.6	37.9	20%

Combined	$1,367.4	$1,396.4	-2%

Combined

Combined net sales for fiscal 2010 declined 2% to $1,367.4 million compared to fiscal 2009. Volume declined 5%, primarily as a result of the discontinuation of the Mini non-canister products. Price increases also contributed to the volume decline. Unfavorable region mix due to faster emerging market growth, which has lower than average selling prices, reduced net sales 2%. These were partially offset by higher selling prices from the full-year impact of U.S. pricing in fiscal 2009, plus new pricing in other major markets, which improved net sales by 4%. The price increases were implemented as part of a restage of the base canister products, which included crunchier crisps and new canister sizes. Favorable foreign exchange improved net sales by 1%.

North America

North America net sales decreased 8% to $549.4 million in fiscal 2010 compared to fiscal 2009 on a volume decline of 12% as a result of the full year effect of the price increases implemented in February 2009 and the discontinuation and reduced focus on the Mini and Select non-canister products. The price increases resulted in fewer customer promotional events at some customers in the first half of the fiscal year as they transitioned to the larger canister and new pricing. A shift in product mix reduced net sales an additional 2%. The volume decline and mix impacts were partially offset by 5% sales growth from higher selling prices of the Super Stack canister. After sales declines in July through March, promotional activity began to increase in April to June 2010, and net sales on the core canister products grew in the fourth quarter compared to the prior period. Favorable foreign exchange improved net sales by 1%.

EMEA

EMEA net sales increased by 2% to $604.8 million in fiscal 2010 compared to fiscal 2009 on volume growth of 1%, despite losses from the non-canister product discontinuation and the volume impact of price increases across all markets. Volume from the discontinued Mini products reduced net sales by 4%, but core canister volume increased 5% due to increased distribution and additional customer support of merchandising events in Western Europe. Price increases implemented in the first half of fiscal 2010 to recover rising commodity costs, in conjunction with the canister restage in the first half of fiscal 2010, added 4% to net sales. This was partially offset by unfavorable mix impact of 2% as a result of disproportionate growth in developing markets that have lower than average selling prices. Foreign exchange also reduced net sales by 1%.

Asia

Asia net sales of $167.6 million were relatively unchanged in fiscal 2010 compared to fiscal 2009. Price increases implemented to compensate for increased commodity costs resulted in increased sales of 8%, which were offset with reduced volume of 8%. Mix negatively impacted sales by 5% due to disproportionately higher volume reductions in developed countries, which have higher average selling prices. Favorable foreign exchange increased net sales by 5%.

Other

Other net sales consists of the Latin America market. Latin America region sales increased 20% to $45.6 million in fiscal 2010 compared to fiscal 2009. Volume increased 17% behind the addition of new third-party distributors in Latin America, as well as broad-based volume growth across the region as the result of improved in-store execution and promotional activity. Higher sales prices improved net sales by 6%, which were offset by 3% of unfavorable country and product mix impacts.

Operating Income

	Operating Income			Operating Margin
	Fiscal 2010	Fiscal 2009	Percent Change	Fiscal 2010	Fiscal 2009
	(Dollars in millions)
North America	$76.7	$58.0	32%	14%	10%
EMEA	68.5	30.5	125%	11%	5%
Asia	14.8	1.9	679%	9%	1%
Other	6.9	(30.5)	N/A	15%	-80%

Combined	$166.9	$59.9	179%	12%	4%

Combined

Combined operating income increased 179% to $166.9 million in fiscal 2010 compared to fiscal 2009, as the reduction in net sales was more than offset by margin expansion. Operating margin improved to 12% for fiscal 2010, compared to 4% in fiscal 2009, returning to more normalized historical margin levels. The operating margin improvement was driven by a decrease in cost of goods sold and the benefit of higher prices for Pringles’ products, partially offset by lower volumes as a result of the price increases.

Combined gross margin increased to 35% in fiscal 2010 compared to 25% in fiscal 2009. The increase was a result of price increases, the impact of discontinuation of the non-canister Extensions, and cost savings programs. Cost savings were generated behind the full year impact of fiscal 2009 savings programs, the impact of current year product formulation projects, savings from re-negotiated materials contracts and reduction in transportation and warehousing expense. Commodity costs slightly improved after three years of escalation. Cost of product sold savings were partially offset by higher relative fixed costs due to reduced leverage from the impact of lower volume compared to the prior period.

Combined SG&A was $314.1 million in fiscal 2010 compared to $279.8 million in fiscal 2009 on higher marketing spending (+34%) and lower other overhead (-1%). Higher selling prices combined with manufacturing cost savings and continued focus on overhead cost controls enabled the increase in marketing spending to more normalized historical levels. SG&A as a percent of combined net sales increased to 23% in fiscal 2010 compared to 20% in fiscal 2009.

North America

North America operating income increased 32% to $76.7 million in fiscal 2010 compared to fiscal 2009 as a result of the full year impact of higher selling prices from the Super Stack canister, as well as manufacturing cost savings. These were partially offset by a 12% reduction in volume, increased marketing spending (+24%) and unfavorable product mix impact from the discontinuation and reduced support for Mini non-canister products. Operating margin improved to 14% in fiscal 2010 from 10% in fiscal 2009, driven by lower cost of goods sold, the benefit of higher selling prices and no impairment charges compared to fiscal 2009.

North America gross margin increased to 34% in fiscal 2010 from 27% in fiscal 2009 as a result of higher selling prices and a second year of broad-based manufacturing cost savings, partially offset by higher unit costs due to the fixed costs being applied to a lower volume base.

North America SG&A spending was $110.1 million in fiscal 2010 compared to $100.0 million in fiscal 2009 behind higher marketing spending to support base brand-building and the launch of Multigrain in February 2010. North America SG&A as a percentage of net sales increased to 20% in fiscal 2010 compared to 17% in fiscal 2009.

EMEA

EMEA operating income increased 125% to $68.5 million in fiscal 2010, following the implementation of the new pricing strategy and the cost of product sold savings program. These were partially offset by increased investment in SG&A to more normalized historical levels following a decrease in fiscal 2009 marketing expenditures. Operating margin improved to 11% in fiscal 2010 from 5% in fiscal 2009. This operating margin improvement was a result of higher selling prices and lower cost of goods sold.

EMEA gross margin increased to 37% in fiscal 2010 compared to 28% in fiscal 2009, primarily driven by higher selling prices and the second year of the cost of product sold savings program.

EMEA SG&A spending was $158.7 million in fiscal 2010 compared to $134.2 million in fiscal 2009, a result of increased marketing spending enabled by higher selling prices and cost of product sold improvement. Marketing spending increased 52% for brand-building and merchandising support, and other overhead declined 4%. EMEA SG&A as a percentage of net sales increased to 26% in fiscal 2010 compared to 23% in fiscal 2009.

Asia

Asia operating income increased 679% to $14.8 million in fiscal 2010 compared to fiscal 2009. This increase was driven by higher selling prices across most major markets, cost of product sold improvements and favorable foreign exchange, partially offset by volume decline as a result of higher prices. Operating margin improved to 9% in fiscal 2010 from 1% in fiscal 2009. Operating margin improvement was driven by lower cost of goods sold and higher selling prices, partially offset by lower volumes as a result of the price increases.

Asia gross margin increased to 33% in fiscal 2010 compared to 26% in fiscal 2009 as a result of the second year of the broad-based cost savings program as well as a change to local Asia sourcing for some markets from North America and EMEA to Asia. Gross margin also improved as a result of higher selling prices.

Asia SG&A was $39.5 million in fiscal 2010 compared to $41.1 million in fiscal 2009, a result of a continued focus on cost control and reduced marketing spending. Marketing spending declined 7% and other overhead declined 3%. Asia SG&A as a percentage of net sales remained unchanged at 24% for fiscal 2010 and fiscal 2009.

Other

Other operating income improved to $6.9 million in fiscal 2010 compared to other operating loss of $30.5 million in fiscal 2009 as a result of minimal non-recurring restructuring charges compared to the prior period, and the resumption of product sales in some Latin America markets that were previously lost as result of distributor insolvencies in fiscal 2009.

Income Taxes

Pringles’ effective tax rate decreased from 33% in fiscal 2009 to 24% in fiscal 2010 primarily due to geographic mix of earnings.

Fiscal 2009 Compared to Fiscal 2008

Net Sales

	Fiscal 2009	Fiscal 2008	Percent Change
	(Dollars in millions)
North America	$599.5	$640.2	-6%
EMEA	590.6	674.8	-12%
Asia	168.4	180.4	-7%
Other	37.9	39.0	-3%

Combined	$1,396.4	$1,534.4	-9%

Combined

Combined net sales decreased 9% to $1,396.4 million in fiscal 2009 compared to fiscal 2008 behind a 7% volume decline primarily as a result of the global economic crisis and the impact of product discontinuations. The impact of foreign exchange decreased net sales by 5% due to a weakening of key currencies such as the British Pound and Euro versus the U.S. dollar. Unfavorable country mix further reduced net sales by 2% due to disproportionately larger volume reductions in developed countries, which had higher average selling prices. These were partially offset by price increases in North America, which improved net sales by 5%.

North America

North America net sales declined 6% to $599.5 million in fiscal 2009 compared to fiscal 2008. Volume decreased 8%, primarily as a result of volume loss related to the Super Stack product launch, which included larger canister sizes behind list price increases. Product mix reduced net sales a further 4% driven by reduced sales of premium-priced non-canister sales such as Select and Snack Stack compared to the prior period. Unfavorable foreign exchange reduced net sales by 1%. These were partially offset by the list price increase on the Super Stack canister, which added 7% to net sales.

EMEA

EMEA net sales decreased by 12% to $590.6 million in fiscal 2009 compared to fiscal 2008 on a 5% volume decline, primarily from the discontinuation of the non-canister Mini business. Unfavorable foreign exchange reduced net sales an additional 10%, a result of the weakening of key currencies such as the British Pound, Euro, and Russia Ruble versus the U.S. dollar. These were partially offset by higher selling prices, which increased net sales by 3%.

Asia

Asia net sales decreased 7% to $168.4 million in fiscal 2009 compared to fiscal 2008 behind an 11% volume decline driven by decreased sales in leading markets such as Japan and Korea as a result of the global economic crisis. Unfavorable foreign exchange reduced net sales a further 3%. These were partially offset by higher selling prices, which increased net sales by 7%.

Other

Other net sales decreased 3% to $37.9 million in fiscal 2009 compared to fiscal 2008 on a 3% volume decline driven by reduced sales to certain distributors who became insolvent during the year as a result of the global economic crisis. New distributors were identified and shipments resumed in the final quarter of fiscal 2009.

Operating Income

	Operating Income			Operating Margin
	Fiscal 2009	Fiscal 2008	Percent Change	Fiscal 2009	Fiscal 2008
	(Dollars in millions)
North America	$58.0	$98.0	-41%	10%	15%
EMEA	30.5	53.2	-43%	5%	8%
Asia	1.9	3.9	-51%	1%	2%
Other	(30.5)	(33.3)	8%	-80%	-85%

Combined	$59.9	$121.8	-51%	4%	8%

Combined

Combined operating income decreased 51% to $59.9 million in fiscal 2009 compared to fiscal 2008 behind decreased sales, increased cost of product sold and unfavorable foreign exchange impacts. Operating margin declined to 4% in fiscal 2009, compared to 8% in fiscal 2008. The operating margin decline was driven by increased cost of goods sold and relatively higher fixed costs due to reduced leverage from the impact of lower volume compared to the prior period.

Combined gross margin declined to 25% in fiscal 2009 from 30% in fiscal 2008. The decrease was primarily a result of agriculture-based commodity inflation of $83.0 million compared to the prior period and the higher fixed cost impact in the year of lower production volume.

Combined SG&A was $279.8 million in fiscal 2009 compared to $334.9 million in fiscal 2008 primarily due to lower marketing spending and overhead cost controls that were executed to preserve operating income. These programs reduced SG&A as a percentage of combined net sales to 20% in fiscal 2009 compared to 22% in fiscal 2008.

North America

North America operating income declined 41% to $58.0 million in fiscal 2009 compared to fiscal 2008 as a result of the volume decline resulting from the increase in list prices in February 2009, and increased cost of product sold. These were partially offset by reduced marketing support and higher selling prices. Operating margin decreased to 10% in fiscal 2009 from 15% in fiscal 2008, driven by increased cost of product sold and relatively higher fixed costs due to reduced leverage from the impact of lower volume compared to the prior period, which were partially offset by SG&A reductions and manufacturing cost improvements. This included a non-cash impairment charge of $5.1 million on the Eagle® brand due to a significant decline in the projected cash flows.

North America gross margin decreased to 27% in fiscal 2009 from 34% in fiscal 2008 behind increased commodity costs compared to the prior period and the fixed cost impact of lower production volume, which were partially offset by reformulation and packaging savings, and higher selling prices from the Super Stack canister.

North America SG&A was $100.0 million in fiscal 2009 compared to $119.9 million in fiscal 2008, driven by lower marketing spending and other overhead cost controls. Marketing spending declined 28% and other overhead costs declined 8%. North America SG&A as a percentage of net sales was 17% compared to 19% in fiscal 2008.

EMEA

EMEA operating income decreased by 43% to $30.5 million in fiscal 2009 compared to fiscal 2008 following a volume decline and higher cost of product sold. Operating margin decreased to 5% in fiscal 2009 from 8% in fiscal 2008 behind increased cost of product sold and higher fixed cost impact from lower production volume compared to the prior period. These were partially offset by SG&A reductions and manufacturing cost improvements.

EMEA gross margin decreased to 28% in fiscal 2009 from 33% in fiscal 2008 behind increased commodity costs and the fixed cost impact of lower production volume. These were partially offset by reformulation and packaging savings.

EMEA SG&A was $134.2 million in fiscal 2009 compared to $166.5 million in fiscal 2008. Marketing spending declined 30% and other overhead declined 11% as a result of an increased focus on cost controls. EMEA SG&A as a percentage of net sales was 23% compared to 25% in fiscal 2008.

Asia

Asia operating income declined 51% to $1.9 million in fiscal 2009 compared to fiscal 2008 primarily driven by a volume decline. Operating margin decreased to 1% in fiscal 2009 from 2% in fiscal 2008.

Asia gross margin was unchanged at 26% in fiscal 2009 compared to fiscal 2008. Increased commodity costs and fixed cost impact of lower production volume were offset by manufacturing savings.

Asia SG&A was $41.1 million in fiscal 2009 compared to $44.0 million in fiscal 2008, as a result of increased cost control and a decrease of 19% in marketing spending. Asia SG&A as a percentage of net sales remained unchanged at 24% in fiscal 2009 compared to fiscal 2008.

Other

Other operating income improved $2.8 million in fiscal 2009 compared to fiscal 2008 primarily driven by a lower non-recurring restructuring impact compared to the prior period. Restructuring expense related to the rationalization of the product portfolio to focus on the core canister were $34.2 million before tax, a decline of $5.8 million compared to fiscal 2008. Latin America operating margin declined 8% driven by the loss of distributors in key markets during the global economic crisis, coupled with increased commodity costs.

Income Taxes

The effective tax rate increased from 30% in fiscal 2008 to 33% in fiscal 2009 primarily due to the impact of net favorable adjustments to reserves for previously existing uncertain tax positions reflected in the fiscal 2008 effective tax rate, partially off-set by the favorable impact of geographic mix of earnings in fiscal 2009.

Liquidity and Capital Resources

Pringles has historically generated, and prior to the Distribution is expected to continue to generate, significant cash flow from operations, the majority of which has been distributed to P&G. Cash will not be included among the assets to be transferred to Pringles in the Separation. In addition, prior to the Distribution, Pringles has participated in P&G’s cash management system and therefore no cash balances are reflected in the combined financial statements as described in Note 3 to Pringles’ audited combined financial statements included elsewhere in this prospectus.

Cash Flow

Operating Activities

Operating cash flow for the nine months ended March 31, 2011 was $126.6 million. Net earnings after adjustments for non-cash items (depreciation) were the primary sources of operating cash flow. This was partially offset by cash used of $7.7 million for working capital. Working capital increased primarily due to an increase in inventories to support business growth and reduced accounts payable balances, partially offset by higher accrued expenses attributable to increased marketing expenses.

Operating cash flow for the nine months ended March 31, 2010 was $159.0 million. Operating cash flow resulted from net earnings adjusted for non-cash items and a reduction in working capital balances. Working capital provided $29.5 million of operating cash flow primarily attributable to a decline in accounts receivable, as well as inventories due to operational improvements.

Operating cash flow was $212.8 million in fiscal 2010, an increase of 102% compared to fiscal 2009. Operating cash flow resulted primarily from net earnings adjusted for non-cash items (depreciation and amortization, stock-based compensation, deferred income taxes and gain on the sale of businesses). Working capital provided $44.4 million of operating cash flow due to inventories, which decreased due to operational improvements, and accounts payable, which increased to support business growth and marketing spending. The increase in operating cash flow compared to fiscal 2009 was primarily driven by an increase in net earnings and a current year reduction in working capital balances.

In fiscal 2009, operating cash flow was $105.1 million, a decrease of 47% compared to the fiscal 2008 total of $196.7 million. Operating cash flow resulted primarily from net earnings adjusted for non-cash items. Working capital used ($12.6) million of operating cash flow due to the impact of lower accounts payable and accrued expenses, which were lower due to the impact of decreased production volumes to better meet volume demands. These decreases to cash flow were partially offset by decreases in accounts receivable, driven by improved collection efforts globally and lower net sales, and inventories, driven by the phasing out of Pringles Minis and increased inventory controls. The decrease in operating cash flow compared to fiscal 2008 was primarily due to a decline in net earnings and the impacts of changes in working capital and accrued expenses and other liabilities.

Investing Activities

Investing activities have historically been primarily related to capital expenditures. Capital expenditures were $24.6 million and $15.0 million for the nine months ended March 31, 2011 and 2010, respectively.

Investing activities have historically been primarily related to capital expenditures. Capital expenditures were $28.1 million, $24.9 million and $33.7 million in fiscal 2010, fiscal 2009 and fiscal 2008, respectively. Capital spending was higher in fiscal 2008 than fiscal 2009 and fiscal 2010 due to expenditures for initiatives in Western Europe.

Financing Activities

Pringles distributed excess cash to P&G of $102.0 million and $144.9 million for the nine months ended March 31, 2011 and 2010, respectively.

Pringles distributed excess cash to P&G of $185.6 million in fiscal 2010, $80.7 million in fiscal 2009 and $163.4 million in fiscal 2008.

Contractual Commitments

The following table provides information on the amount and payable date of Pringles’ contractual commitments as of June 30, 2010:

	Total	Less Than 1 Year	1–3 Years	3–5 Years	After 5 Years
	(Dollars in millions)
Uncertain tax positions(1)	$—	$—	$—	$—	$—
Purchase obligations(2)	25.9	22.1	3.8	—	—

Total contractual commitments(3)	$25.9	$22.1	$3.8	$—	$—

(1)	As of June 30, 2010, Pringles’ combined balance sheet reflects a liability for uncertain tax positions of $5.3 million, including $1.4 million of interest and penalties. Due to the high degree of uncertainty regarding the timing of future cash outflows of liabilities for uncertain tax positions beyond one year, a reasonable estimate of the period of cash settlement beyond twelve months from the balance sheet date of June 30, 2010, cannot be made.
(2)	Pringles has purchase commitments for materials, supplies, services and property, plant and equipment as part of the normal course of business.
(3)	Pringles is expected to incur, and Diamond expects to assume, $ million of debt at the time of the Merger.

New Accounting Pronouncements

There were no new accounting pronouncements issued or effective during the fiscal year which have had or are expected to have a material impact on Pringles’ combined financial statements. See Note 3 to Pringles’ audited combined financial statements included elsewhere in this prospectus for a discussion of new accounting pronouncements.

Other Information

Hedging and Derivative Financial Instruments

Pringles uses raw materials that are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. To manage the volatility related to these exposures, Pringles has historically entered into various financial transactions, which it accounts for under applicable accounting guidance for derivative instruments and hedging activities. These financial transactions are governed by Pringles’ policies covering acceptable counterparty exposure, instrument types and other hedging practices. Note 10 to Pringles’ audited combined financial statements included elsewhere in this prospectus includes a detailed discussion of Pringles’ accounting policies relating to its hedging activities.

HISTORICAL PER SHARE, MARKET PRICE AND DIVIDEND DATA

Comparative Historical and Pro Forma Per Share Data

The following tables set forth certain historical and pro forma per share data for Diamond and certain historical per share data for P&G. The Diamond historical data has been derived from and should be read together with the audited consolidated financial statements of Diamond and related notes thereto included elsewhere in this prospectus and the unaudited consolidated financial statements of Diamond and related notes thereto contained in Diamond’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2011 incorporated by reference into this prospectus. The Diamond pro forma data has been prepared by Diamond and derived from the unaudited condensed combined pro forma financial data of Diamond included elsewhere in this prospectus. The P&G historical data has been derived from and should be read together with the audited consolidated financial statements of P&G and the related notes thereto contained in P&G’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 and the unaudited consolidated financial statements of P&G and the related notes thereto contained in P&G’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, each of which is incorporated by reference into this prospectus. See “Where You Can Find More Information; Incorporation by Reference.”

This summary of comparative historical and pro forma per share data is being provided for illustrative purposes only and is not necessarily indicative of the results that would have been achieved had the Transactions been completed during the period presented, nor are they necessarily indicative of any future results. Diamond and Pringles may have performed differently had the Transactions occurred prior to the period presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had Diamond and Pringles been combined during the period presented or of the future results of Diamond following the Transactions.

The following table presents certain historical and pro forma per share data for Diamond:

	As of and for the Fiscal Year Ended July 31, 2010		As of and for the Nine Months Ended April 30, 2011
	Historical	Pro Forma	Historical	Pro Forma
Diamond:
Earnings Per Share Data:
Basic	$1.40	$2.12	$1.90	$1.94
Diluted	$1.36	$2.09	$1.85	$1.92
Shares of common stock used to compute earnings per share (in millions):
Basic	18.3	47.4	21.6	50.7
Diluted	18.8	47.9	22.1	51.2
Book value per share of common stock	$20.75	NA	$20.89	$36.41
Cash dividends declared per share of common stock	$0.18	$0.18	$0.14	$0.14

The following table presents certain historical per share data for P&G:

	As of and for the Fiscal Year Ended June 30, 2010	As of and for the Nine Months Ended March 31, 2011
P&G:
Historical Per Share Data:
Net earnings:
Basic:
Earnings from continuing operations	$3.70	$3.24
Earnings from discontinued operations	0.62	—
Basic net earnings per share	4.32	3.24
Diluted:
Earnings from continuing operations	$3.53	$3.09
Earnings from discontinued operations	0.58	—
Diluted net earnings per share	4.11	3.09
Weighted-average common stock outstanding (in millions):
Basic	2,900.8	2,810.5
Diluted	3,099.3	3,008.6
Book value per share of common stock	$21.61	$24.16
Cash dividends declared per share of common stock	$1.80	$1.45

Historical Market Price Data

Historical market price data for Pringles does not exist as Pringles currently is a wholly owned subsidiary of P&G. As such, shares of Pringles Company common stock are not currently listed on a public stock exchange and are not publicly traded. Therefore, no market data is available for Pringles.

Shares of P&G common stock are currently traded on the NYSE under the symbol “PG.” On April 4, 2011, the last trading day before the announcement of the Transactions, the last sale price of shares of P&G common stock reported by the NYSE was $62.26. On August 3, 2011, the last sale price of P&G common stock reported by the NYSE was $60.73. The following table sets forth the high and low sale prices of shares of P&G common stock and the dividends declared for the periods indicated. For current price information, P&G shareholders are urged to consult publicly available sources.

	P&G Common Stock
	High	Low	Dividends
Fiscal Year Ended June 30, 2010
First Quarter	$58.66	$50.52	$0.440
Second Quarter	63.48	56.02	0.440
Third Quarter	64.58	59.01	0.440
Fourth Quarter	64.00	39.37	0.482
Fiscal Year Ended June 30, 2011
First Quarter	$63.36	$58.92	$0.482
Second Quarter	65.38	59.68	0.482
Third Quarter	66.95	59.70	0.482
Fourth Quarter	67.72	61.47	0.525
Fiscal Year Ending June 30, 2012
First Quarter (through August 3, 2011)	$65.14	$60.49	$0.525	(1)

(1)	On July 12, 2011, the board of directors of P&G declared a dividend of $0.525 per share payable on or after August 15, 2011 to shareholders who held shares of P&G common stock on July 22, 2011.

Shares of Diamond common stock are currently traded on NASDAQ under the symbol “DMND.” On April 4, 2011, the last trading day before the announcement of the Transactions, the last sale price of shares of Diamond common stock reported by NASDAQ was $57.22. On August 3, 2011, the last sale price of shares of Diamond common stock reported by NASDAQ was $69.53. The following table sets forth the high and low sale prices of shares of Diamond common stock and the dividends declared for the periods indicated. For current price information, Diamond stockholders are urged to consult publicly available sources.

	Diamond Common Stock
	High	Low	Dividends
Fiscal Year Ended July 31, 2010
First Quarter	$34.07	$26.21	$0.045
Second Quarter	37.24	29.10	0.045
Third Quarter	46.36	34.27	0.045
Fourth Quarter	46.67	36.72	0.045
Fiscal Year Ended July 31, 2011
First Quarter	$45.24	$37.91	$0.045
Second Quarter	55.97	42.96	0.045
Third Quarter	65.92	48.01	0.045
Fourth Quarter	79.37	62.78	0.045
Fiscal Year Ending July 31, 2012
First Quarter (through August 3, 2011)	$72.97	$66.59	$0.045	(1)

(1)	On July 21, 2011, the board of directors of Diamond declared a dividend of $0.045 per share payable on August 8, 2011 to stockholders who held shares of Diamond common stock on August 1, 2011.

P&G Dividend Policy

P&G has paid dividends without interruption since its incorporation in 1890 and has increased dividends each year for the past 55 years. Historically, P&G has distributed between approximately 40% and 50% of its earnings to shareholders in the form of dividends. Nevertheless, as in the past, further dividends will be considered after reviewing dividend yields, profitability expectations and financing needs and will be declared at the discretion of P&G’s board of directors.

Diamond Dividend Policy

Diamond currently has a policy of paying an annual dividend of $0.18 per share, payable in four equal installments. The payment of cash dividends in the future will be at the discretion of Diamond’s board of directors. The declaration of any cash dividends, and the amount thereof, will depend on many factors, including Diamond’s financial condition, capital requirements, funds from operations, the dividend taxation level, Diamond’s stock price, future business prospects, and any other factors as Diamond’s board of directors may deem relevant. Additionally, Diamond’s existing credit facilities place significant restrictions on Diamond’s ability to pay dividends. The credit facility to be entered into in connection with the Transactions will contain similar restrictions, and other indebtedness Diamond may incur in the future may contain similar restrictions.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following selected historical combined financial data of Pringles, selected historical consolidated financial data of P&G, selected historical consolidated financial data of Diamond and unaudited condensed combined pro forma financial data of Diamond are being provided to help you in your analysis of the financial aspects of the Transactions. The selected historical combined financial data of Pringles assumes that the transferred assets and liabilities of the Pringles Business had been held by Pringles for all of the periods presented. The unaudited condensed combined pro forma financial data of Diamond has been prepared by Diamond for illustrative purposes only and is not necessarily indicative of the operating results or financial position of Diamond or Pringles would have been had the Transactions been completed at the beginning of the periods or on the dates indicated, nor are they necessarily indicative of any future operating results or financial position. You should read this information in conjunction with the financial information included elsewhere and incorporated by reference in this prospectus. See “Where You Can Find More Information; Incorporation by Reference,” “Information on Pringles,” “Information on P&G” and “Information on Diamond.”

Selected Historical Combined Financial Data of Pringles

Pringles’ selected combined balance sheet data presented below as of June 30, 2010 and 2009 and statement of income data for the three fiscal years ended June 30, 2010, 2009 and 2008 have been derived from Pringles’ audited combined financial statements, included elsewhere in this prospectus. Pringles’ selected combined balance sheet data presented below as of March 31, 2011 and statement of income data for the nine months ended March 31, 2011 and 2010 have been derived from Pringles’ unaudited interim combined financial statements, included elsewhere in this prospectus. In the opinion of Pringles’ management, such unaudited financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of the interim periods. Pringles’ selected combined balance sheet data presented below as of June 30, 2008, 2007 and 2006 and its selected statements of income data for the fiscal years ended June 30, 2007 and 2006 have been derived from Pringles’ historical accounting records, which are unaudited and which are not included in this prospectus. The selected historical combined financial data below is not necessarily indicative of the results that may be expected for any future period, and the results for the interim period ended March 31, 2011 are not necessarily indicative of the results for the full fiscal year. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Pringles” and the financial statements of Pringles and the notes thereto included elsewhere in this prospectus.

The financial information of Pringles included in this prospectus has been derived from the consolidated financial statements and accounting records of P&G and reflects assumptions and allocations made by P&G. The financial position, results of operations and cash flows of Pringles presented may be different from those that would have resulted had Pringles been operated as a standalone company or been supported as a subsidiary of Diamond. As a result, the historical financial information of Pringles is not a reliable indicator of future results. See “Risk Factors.”

	Fiscal Year Ended June 30,					Nine Months Ended March 31,
	2010	2009	2008	2007	2006	2011	2010
	(Dollars in millions)
Statement of Income Data:
Net sales	$1,367.4	$1,396.4	$1,534.4	$1,339.3	$1,298.3	$1,047.3	$1,022.4
Cost of products sold	886.9	1,049.3	1,077.9	890.9	830.2	666.3	666.0

Gross profit	480.5	347.1	456.5	448.4	468.1	381.0	356.4
Selling, general and administrative expense	314.1	279.8	334.9	301.5	297.3	250.9	234.8
Other operating expense	(0.5)	7.4	(0.2)	1.0	(1.6)	0.5	0.3

Operating income	166.9	59.9	121.8	145.9	172.4	129.6	121.3
Income taxes	40.0	19.6	36.8	52.2	63.5	26.1	29.1

Net income	$126.9	$40.3	$85.0	$93.7	$108.9	$103.5	$92.2

	As of June 30,					As of March 31,
	2010	2009	2008	2007	2006	2011
	(Dollars in millions)
Balance Sheet Data:
Total assets	$533.3	$608.1	$747.3	$749.2	$750.6	$572.2
Long-term debt	—	—	2.1	2.3	4.0	—
Noncurrent deferred income tax liabilities	36.5	44.5	55.6	55.7	64.2	34.1
Total equity	$338.0	$412.7	$470.3	$519.4	$521.2	359.1

Selected Historical Consolidated Financial Data of P&G

The selected consolidated financial data presented below have been derived from, and should be read together with, P&G’s consolidated financial statements and the accompanying notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections included in P&G’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, each of which is incorporated by reference into this prospectus, and P&G’s current report on Form 8-K dated January 29, 2010 for the fiscal years ended June 30, 2009 and 2008, which is not incorporated by reference into this prospectus. The selected historical consolidated financial data as of June 30, 2010 and 2009 and for the fiscal years ended June 30, 2010, 2009 and 2008 have been derived from audited financial statements incorporated by reference into this prospectus. The selected combined balance sheet data presented below as of March 31, 2011 and statement of income data for the nine months ended March 31, 2011 and 2010 have been derived from unaudited interim financial statements incorporated by reference into this prospectus. In the opinion of P&G’s management, such unaudited financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of the interim periods. The selected consolidated balance sheet data as of June 30, 2008 have been derived from audited financial statements not incorporated by reference in this prospectus. The selected consolidated balance sheet data as of June 30, 2007 and 2006 have been derived from unaudited P&G financial statements. The selected consolidated statement of earnings data for the fiscal year ended June 30, 2007 have been derived from audited financial statements not included in this prospectus. The selected consolidated statement of earnings data for the fiscal year ended June 30, 2006 have been derived from unaudited financial statements. The summary consolidated financial data below is not necessarily indicative of the results that may be expected for any future period, and the results for the interim period ended March 31, 2011 are not necessarily indicative of the results for the full fiscal year. To find out where you can obtain copies of P&G’s documents that have been incorporated by reference, see “Where You Can Find More Information; Incorporation by Reference.”

	Fiscal Year Ended June 30,					Nine Months Ended March 31,
	2010	2009	2008	2007	2006	2011	2010
	(Dollars in millions)
Consolidated Statement of Income Data:
Net sales	$78,938	$76,694	$79,257	$72,441	$64,416	$61,699	$60,012
Cost of products sold	37,919	38,690	39,261	35,376	31,867	29,981	28,359
Selling, general and administrative expense	24,998	22,630	24,017	22,580	19,998	19,185	18,582

Operating income	16,021	15,374	15,979	14,485	12,551	12,533	13,071
Interest expense	946	1,358	1,467	1,304	1,119	619	734
Other non-operating income/(expense), net	(28)	397	373	481	220	70	93

Earnings from continuing operations before income taxes	15,047	14,413	14,885	13,662	11,652	11,984	12,430

Income taxes on continuing operations	4,101	3,733	3,594	4,000	3,465	2,697	3,669

Net earnings from continuing operations	10,946	10,680	11,291	9,662	8,187	9,287	8,761

Net earnings from discontinued operations	1,790	2,756	784	678	497	—	1,790

Net earnings	$12,736	$13,436	$12,075	$10,340	$8,684	$9,287	$10,551

Net earnings margin from continuing operations	13.9%	13.9%	14.2%	13.3%	12.7%	15.1%	14.6%

	As of June 30,					As of March 31,
	2010	2009	2008	2007	2006	2011
	(Dollars in millions)
Consolidated Balance Sheet Data:
Total assets	$128,172	$134,833	$143,992	$138,014	$135,695	$136,538
Long-term debt	21,360	20,652	23,581	23,375	35,976	21,699
Total shareholders’ equity	$61,439	$63,382	$69,784	$67,012	$63,171	$67,432

Selected Historical Consolidated Financial Data of Diamond

The following table sets forth selected historical consolidated financial data of Diamond. The statement of income data for the fiscal years ended July 31, 2010, 2009 and 2008 and balance sheet data as of July 31, 2010 and 2009 are derived from the audited consolidated financial statements included or incorporated by reference in this prospectus. The statement of income data for the fiscal years ended July 31, 2007 and 2006 and the balance sheet data as of July 31, 2008, 2007 and 2006 are derived from the audited consolidated financial statements contained in Diamond Annual Reports on Form 10-K filed with the SEC. The statement of income data for the nine months ended April 30, 2011 and 2010 and balance sheet data as of April 30, 2011 are derived from Diamond’s unaudited consolidated financial statements incorporated by reference into this prospectus. The balance sheet data as of April 30, 2011 are derived from Diamond’s unaudited consolidated financial statements contained in Diamond’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2011 filed with the SEC. In the opinion of Diamond’s management, such unaudited financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of the interim periods. The selected historical consolidated financial data below is not necessarily indicative of the results that may be expected for a full year or any future period, and the results for the interim period ended April 30, 2011 are not necessarily indicative of the results for the full fiscal year. See “Where You Can Find More Information; Incorporation by Reference.” You should read the following data in conjunction with those consolidated financial statements and related notes, and in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Diamond’s Annual Report on Form 10-K for the fiscal year ended July 31, 2010 and Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2011. The historical results are not necessarily indicative of results to be expected in any future period. See “—Unaudited Condensed Combined Pro Forma Financial Data of Diamond.”

	Fiscal Year Ended July 31,					Nine Months Ended April 30,
	2010	2009	2008	2007	2006	2011	2010
	(Dollars in millions, except per share data)
Consolidated Statement of Income Data:
Net sales	$680.2	$571.0	$531.5	$522.6	$477.2	$733.1	$503.5
Cost of sales	519.2	435.3	443.5	443.9	411.8	539.1	386.4

Gross profit	161.0	135.6	88.0	78.6	65.4	194.0	117.2
Operating expenses:
Selling, general and administrative	64.3	61.0	43.6	42.5	37.0	71.3	44.0
Advertising	33.0	28.8	20.5	20.5	18.0	34.4	26.0
Restructuring and other costs, net	—	—	—	(15)	3.4	—	—
Loss on termination of defined benefit plan	—	—	—	3.1	—	—	—
Acquisition and integration related expenses	11.5	—	—	—	—	7.4	10.2

Total operating expenses	108.8	89.8	64.1	66.0	58.5	113.0	80.3

Income from operations	52.2	45.8	23.9	12.6	6.9	81.0	36.9
Interest expense, net	10.2	6.3	1.0	1.3	0.3	18.1	4.1
Other expenses, net	1.8	0.9	—	0.1	0.3	—	1.8

Income before income taxes	40.2	38.7	22.8	11.2	6.3	63.0	31.0
Income taxes (tax benefits)	14.0	14.9	8.1	2.8	(1.0)	21.3	11.5

Net income	$26.2	$23.7	$14.8	$8.4	$7.3	$41.7	$19.5

Earnings per share:
Basic	$1.40	$1.45	$0.92	$0.53	$0.47	$1.90	$1.11
Diluted	$1.36	$1.42	$0.91	$0.53	$0.47	$1.85	$1.07

	As of July 31,					As of April 30,
	2010	2009	2008	2007	2006	2011
	(Dollars in millions)
Consolidated Balance Sheet Data:
Total assets	$1,225.9	$394.9	$273.3	$236.4	$253.0	$1,337.3
Long-term debt, including current portion	556.1	115.1	20.2	20.5	20.0	572.4
Total stockholders’ equity	$379.9	$173.3	$146.2	$125.3	$110.8	$450.4

Unaudited Condensed Combined Pro Forma Financial Statements of Diamond

The following unaudited condensed combined pro forma financial statements and notes thereto have been prepared by Diamond to give effect to the proposed Merger and the consummation of Diamond’s currently contemplated financing transactions related to the proposed Merger. At the effective time of the Merger, Pringles will be merged with and into Merger Sub, a wholly owned acquisition subsidiary of Diamond, with Merger Sub continuing as the surviving company. The transaction is being accounted for as a purchase business combination with Diamond as the accounting acquiror in accordance with ASC 805, Business Combinations. Under this method of accounting, the purchase price will be allocated to Pringles’ assets acquired and liabilities assumed based upon their estimated fair values at the date of consummation of the Merger.

The process of valuing Pringles’ tangible and intangible assets and liabilities, as well as evaluating accounting policies for conformity, is still in the preliminary stages. Accordingly, the purchase price allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited condensed combined pro forma financial information. Material revisions to Diamond’s current estimates could be necessary as the valuation process and accounting policy review are finalized. As a result, the actual amount of depreciation and amortization expense may be materially different from that presented. The process of determining fair value of the tangible and intangible assets acquired (including independent appraisals) and liabilities assumed will be completed following the Merger.

The unaudited condensed combined pro forma statements of operations are presented, giving effect to (1) the completion of Merger and related purchase accounting, (2) borrowings under Diamond’s new secured credit facility and the application of the net proceeds therefrom, and (3) with respect to fiscal 2010, Diamond’s acquisition of Kettle Foods, which was completed on March 31, 2010. The unaudited condensed combined pro forma statements of operations reflect the proposed Merger as if it had occurred as of August 1, 2009, the beginning of the annual period presented. The unaudited condensed combined pro forma balance sheet reflects the proposed Merger as if it had occurred of April 30, 2011, the date of the most recent balance sheet presented. The unaudited condensed combined pro forma statements of operations for the year ended July 31, 2010 combine Pringles’ audited historical combined statement of operations for the twelve months ended June 30, 2010 with Diamond’s audited historical statement of consolidated operations for the fiscal year ended July 31, 2010 and Kettle Foods’ unaudited historical statement of operations for the eight months ended March 31, 2010 (the date of acquisition by Diamond). The unaudited condensed combined pro forma statements of operations for the nine months ended April 30, 2011 combine Pringle’s unaudited historical combined statement of operations for the nine months ended March 31, 2011 with Diamond’s unaudited historical condensed statement of consolidated operations for the nine months ended April 30, 2011. The unaudited condensed combined pro forma balance sheet combines the unaudited historical combined balance sheet of Pringles as of March 31, 2011, with Diamond’s unaudited consolidated balance sheet as of April 30, 2011.

The historical consolidated financial information has been adjusted to give effect to pro forma adjustments that are factually supportable, directly attributable to the Merger and expected to have a continuing impact to the statement of operations.

The unaudited condensed combined pro forma financial data should be read in conjunction with:

•	the accompanying notes to the unaudited condensed combined pro forma financial data;

•

Diamond’s audited historical consolidated financial statements for the fiscal years ended July 31, 2010, 2009 and 2008 and unaudited condensed consolidated financial statements for the nine months ended April 30, 2011;

•

Pringles’ audited historical combined financial statements for the fiscal years ended June 30, 2010 and 2009 and its unaudited combined financial statements for the nine months ended March 31, 2011; and

•	Kettle Foods’ audited historical consolidated financial statements and accompanying notes for the year ended September 30, 2009, which are incorporated by reference in this prospectus.

The unaudited condensed combined pro forma financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated on the dates indicated, nor are they necessarily indicative of any future operating results or financial position.

The Merger has not been consummated as of the date of the preparation of these unaudited condensed combined pro forma financial data and there can be no assurances that the Merger transaction will be consummated. See “Risk Factors” for additional discussion of risk factors associated with the unaudited condensed combined pro forma financial data.

Items Not Reflected in the Unaudited Condensed Combined Pro Forma Financial Statements

The unaudited condensed combined pro forma statement of operations does not include any adjustments related to restructuring, potential profit improvements, potential cost savings, or charges related to the Transition Services Agreement described in this prospectus under “Additional Agreements—Transition Services Agreement,” which may result from the Merger. The Transition Services Agreement consists of services which were performed by P&G for Pringles prior to the Merger on a historical basis, and the costs of which were included within Pringles’ audited and unaudited historical combined financial data. Since the costs of these services are expected to be similar for Diamond, no additional adjustments with respect to these costs were reflected in the unaudited condensed combined pro forma statement of operations. Diamond is currently developing plans to combine the operations of Diamond and Pringles, which may involve costs that may be material. Diamond expects that the anticipated profit improvements generated from these actions, as well as other potential synergies of approximately $25 million, are expected to be fully realized by fiscal 2013. The synergies are expected to come from efficiencies of combining Diamond and Pringles, and leveraging the current administrative, selling and marketing functions, along with Diamond’s supply-chain and distribution network. Integration teams will be formed to further develop and execute detailed implementation programs, the related costs of which have not been determined.

Pringles’ historical combined financial statements have been “carved out” from P&G’s consolidated financial statements and reflect assumptions and allocations made by P&G. The combined financial statements do not necessarily reflect what Pringles’ financial position and results of operations would have been had Pringles been a standalone company during the periods presented.

Pringles’ historical combined financial statements were prepared using P&G’s historical basis in the assets and liabilities of Pringles. Pringles’ historical combined financial statements include all revenues, costs, assets and liabilities directly attributable to Pringles. In addition, certain expenses reflected in the combined financial statements include allocations of corporate expenses from P&G.

Unaudited Condensed Combined Pro Forma Balance Sheet

As of April 30, 2011

(in thousands)

	Diamond Foods	Pringles	Pro Forma Adjustments			Pro Forma Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$1,541	$—	$3,450	(a	)	$4,991
Trade receivables, net	105,266	101,400	(101,400)	(b	)	105,266
Inventories	189,532	113,600	5,200	(c	)	308,332
Deferred income taxes	9,748	—	—			9,748
Prepaid income taxes	2,600	—	—			2,600
Prepaid expenses and other current assets	9,393	9,600	—			18,993

Total current assets	318,080	224,600	(92,750)			449,930
Restricted cash	21,406	—				21,406
Property, plant and equipment, net	120,510	345,600	—	(d	)	466,110
Deferred income taxes	4,785	—	—			4,785
Goodwill	410,034	—	1,395,977	(e	)	1,806,011
Other intangible assets, net	455,119	—	1,175,000	(e	)	1,630,119
Other long-term assets	7,366	2,000	22,000	(f	)	25,655
			(5,711)	(j	)

Total assets	$1,337,300	$572,200	$2,494,516			$4,404,016

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$41,700	$—	$20,000	(g	)	$42,200
			20,500	(g	)
			(40,000)	(g	)
Accounts payable and accrued liabilities	137,266	173,700	22,000	(f	)	432,966
			100,000	(r	)
Payable to growers	15,702	—	—			15,702

Total current liabilities	194,668	173,700	122,500			490,868
Long-term obligations	530,669	—	535,000	(g	)	1,383,619
			829,500	(g	)
			(511,550)	(g	)
Deferred income taxes	141,315	34,100	483,877	(i	)	659,292
Other liabilities	20,218	5,300	—			25,518
Total stockholders’ equity	450,430	359,100	1,500,000	(h	)	1,844,719
			(5,711)	(j	)
			(100,000)	(r	)
			(359,100)	(o	)

Total liabilities and stockholder’s equity	$1,337,300	$572,200	$2,494,516			$4,404,016

Unaudited Condensed Combined Pro Forma Statements of Operations

For the Nine Months Ended April 30, 2011

(in thousands, except per share data)

	Diamond Foods	Pringles	Pro-Forma Adjustments			Pro-Forma Consolidated
Net sales	$733,149	$1,047,300	$—			$1,780,449
Cost of sales	539,109	666,300	—	(d	)	1,205,409

Gross profit	194,040	381,000	—			575,040
Operating expenses:
Selling, general and administrative	71,292	250,900	21,563	(k	)(d)	343,755
Advertising	34,362	—	—			34,362
Acquisition and integration related expenses	7,368	—	—			7,368
Other operating expense	—	500	—			500

Total operating expense	113,022	251,400	21,563			385,985
Income (loss) from operations	81,018	129,600	(21,563)			189,055

Interest expense, net	18,050	—	20,011	(l	)	38,061

Income (loss) before income taxes	62,968	129,600	(41,574)			150,994
Income tax expense	21,301	26,100	4,709	(m	)	52,110

Net income (loss)	$41,667	$103,500	$(46,283)			$98,884

Earnings per share:
Basic	$1.90					$1.94
Diluted	$1.85					$1.92
Shares used to compute earnings per share:
Basic	21,563		29,100	(h	)	50,663
Diluted	22,128		29,100	(h	)	51,228

Unaudited Condensed Combined Pro Forma Statements of Operations

For the Year Ended July 31, 2010

(in thousands, except per share data)

	Diamond Foods	Kettle Foods	Pro Forma Adjustments			Pringles	Pro Forma Adjustments			Pro Forma Consolidated
Net sales	$680,162	$174,415	$—			$1,367,400	$—			$2,221,977
Cost of sales	519,161	110,879	—			886,900	—	(d	)	1,516,940

Gross profit	161,001	63,536	—			480,500	—			705,037
Operating expenses:
Selling, general and administrative	64,301	21,588	4,000	(p	)	314,100	28,750	(k	)(d)	432,739
Advertising	32,962	7,636	—			—	—			40,598
Acquisition and integration related expenses	11,508	—	—			—	—			11,508
Other operating expense	—	(1,237)	—			(500)	—			(1,737)

Total operating expense	108,771	27,987	4,000			313,600	28,750			483,108
Income (loss) from operations	52,230	35,549	(4,000)			166,900	(28,750)			221,929

Interest expense, net	10,180	15,834	23,987	(q	)	—	40,569	(l	)	64,556
			(10,180)	(q	)
			(15,834)	(q	)
Other, net	1,849	—	—			—	—			1,849

Income (loss) before income taxes	40,201	19,715	(1,973)			166,900	(69,319)			155,524
Income tax expense (benefit)	13,990	6,861	(686)	(n	)	40,000	(5,847)	(m	)	54,318

Net income (loss)	$26,211	$12,854	$(1,287)			$126,900	$(63,472)			$101,206

Earnings per share:
Basic	$1.40									$2.12
Diluted	$1.36									$2.09
Shares used to compute earnings per share:
Basic	18,313						29,100	(h	)	47,413
Diluted	18,843						29,100	(h	)	47,943

DIAMOND FOODS, INC.

NOTES TO UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL DATA

(dollars in thousands, except per share data)

Note 1. Basis of Pro Forma Presentation.

The unaudited condensed combined pro forma statements of operations combine Pringles’ audited historical combined statement of income for the twelve months ended June 30, 2010 and the unaudited historical combined statement of income for the nine months ended March 31, 2011, with Diamond’s audited historical statement of consolidated operations for the fiscal year ended July 31, 2010, Kettle Foods’ unaudited historical statement of operations for the eight months ended March 31, 2010, and Diamond’s unaudited historical condensed statement of consolidated operations for the nine months ended April 30, 2011, to reflect the proposed Merger and the Kettle Foods acquisition as if each had occurred as of August 1, 2009. The unaudited condensed combined pro forma balance sheet combines the unaudited historical combined balance sheet of Pringles as of March 31, 2011, with Diamond’s unaudited consolidated balance sheet as of April 30, 2011 to reflect the proposed Merger as if it had occurred as of April 30, 2011. Upon completion of the Merger, Pringles shareholders will own shares of Diamond common stock representing approximately 57% of the outstanding shares of Diamond common stock.

The transaction is being accounted for as a purchase business combination with Diamond as the accounting acquiror. Accordingly, Diamond’s cost to purchase Pringles will be allocated to the assets acquired and the liabilities assumed based upon their respective fair values on the date the Merger is completed. Under the purchase method of accounting, the total estimated purchase price is allocated to Pringles net tangible and intangible assets and liabilities based on their estimated fair values as of the date of consummation of the Merger. The total equity purchase price will be paid with 29,143,190 shares of Diamond common stock, currently valued at $1.5 billion, that will be issued in exchange for all outstanding shares of Pringles Company common stock. Additionally, Diamond will assume newly issued Pringles debt, in an amount that, when combined with the value of the share issuance, aggregates $2.350 billion. Such additional debt to be issued by the Pringles Company is currently estimated to approximate $850 million. The amount of debt actually issued by the Pringles Company will be determined by a reference price range of Diamond common stock prior to close of the Merger and could increase to a maximum amount of $1.050 billion or be reduced to a minimum amount of $700 million. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the Merger is completed and after completion of a final analysis to determine the fair values of Pringles’ tangible assets, identifiable intangible assets, and liabilities as of the date of consummation of the Merger. Accordingly, the final purchase accounting adjustments may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the fair value of the net assets may change the amount of the purchase price allocated to goodwill and other acquired assets and liabilities. This may impact the unaudited condensed combined pro forma statement of operations due to an increase or decrease in the amount of amortization or depreciation of the adjusted assets.

The preliminary estimated purchase price is allocated as follows:

Tangible assets, prepaids and other assets	$476,000
Identifiable indefinite-lived intangible assets	375,000
Identifiable finite-lived intangible assets	800,000
Goodwill	1,395,977
Liabilities assumed	(179,000)
Deferred taxes	(517,977)
Pringles debt to be assumed	(850,000)

Total preliminary estimated purchase price allocation	$1,500,000

Diamond’s fiscal year ends on July 31 and Pringles’ fiscal year ends on June 30. The pro forma condensed combined financial information presented herein combines the financial position and results of operations of Diamond as of and for the nine months ended April 30, 2011 with the financial position and results of operations of Pringles as of and for the nine months ended March 31, 2011, and combines the results of operations of Diamond for the year ended July 31, 2010 with the results of operations of Pringles for the year ended June 30, 2010.

Note 2. Pro Forma Adjustments.

(a) Adjustment reflects proceeds remaining from the issuance of debt described in (g) after repaying historical debt, which will be used to supplement working capital.

(b) Under the terms of the Merger Agreement, Diamond is not acquiring Pringles’ trade receivables.

(c) To record inventory at its estimated fair value.

(d) At this time there is insufficient information as to the specific nature, age, and condition of Pringles’ property, plant and equipment to make an estimation of fair value or the corresponding adjustment to depreciation and amortization. Therefore, Diamond has used Pringles’ carrying amount at the balance sheet date as the best estimate for the unaudited condensed combined pro forma balance sheet. For each $100 million fair value adjustment to property, plant and equipment, assuming a weighted-average useful life of 10 years, depreciation expense would change by approximately $10 million.

(e) To recognize $1,396 million of Goodwill, $800 million of non-amortizable Brand Intangibles, and $375 million of amortizable intellectual property, supplier agreements and customer relationships.

(f) To record deferred financing charges incurred in connection with the issuance of the debt financing discussed in (g).

(g) To recognize the repayment of the short-term and long-term portions of the historical debt, $40.0 million and $511.6 million, respectively, funded through new debt financing.

These adjustments are contingent upon the closing of the Pringles acquisition and therefore may not occur in the event the Pringles acquisition is not consummated. As such, the terms of the expected financings are not complete at this time. For purposes of these unaudited pro forma condensed combined financial statements, we anticipate that we will complete a debt financing at the time the Pringles acquisition closes as shown below. Diamond has obtained commitments for up to $1,000 million of debt financing consisting of a Senior Credit Facilities of up to $700 million, and a Senior Bridge Facility of up to $300 million. Pringles has obtained commitments for up to $1,050 million of debt financing consisting of up to $375 million of Term Loan A and up to $675 million of Term Loan B. At this time, Diamond expects to assume $850 million of Pringles’ debt at the time of the Merger. The parties have also agreed to a collar mechanism that would adjust the amount of debt assumed by Diamond based upon Diamond’s stock price during a trading period prior to the commencement of the Exchange Offer. The amount of debt to be assumed by Diamond could increase by up to $200 million or decrease by up to $150 million based on this adjustment mechanism.

Diamond:	Debt from Revolver	$155,000
	Debt from Term Loan A	400,000

	Total	555,000

	Current portion of long-term debt	20,000

	Long-term debt	$535,000

Pringles:	Debt from Term Loan A	$300,000
	Debt from Term Loan B	550,000

	Total	$850,000

	Current portion of long-term debt	20,500

	Long-term debt	$829,500

(h) Diamond intends to exchange approximately 29.1 million shares of common stock in this offering to fund a portion of the purchase price of the Pringles acquisition.

(i) Represents deferred tax liabilities related to intangible assets.

(j) The $5.7 million relates to the write-off of unamortized deferred financing costs from Diamond’s existing debt that is a non-recurring expense in connection with the repayment of Diamond’s existing debt.

(k) Represents the additional straight-line amortization of supplier agreements, customer relationships and other intellectual property resulting from the Pringles acquisition. We assumed a 20-year useful life for customer relationships, and a 10-year useful life for supplier agreements and intellectual property.

(l) Interest expense will increase as a result of the expected financing transactions described in (g). Adjustment to historical interest expense to reflect the incurrence of additional borrowings, including amortization of deferred debt issuance costs relating to such additional borrowings and the repayment of our existing credit facility. The weighted average interest rate used to compute the incremental interest expense was 3.3%. An increase of 0.125% in the interest rate would increase our annual pro forma interest expense by approximately $1.8 million.

(m) For purposes of these unaudited pro forma condensed combined financial statements, Diamond used an effective tax rate of 34.5% and 34.9% for the nine months ended April 30, 2011 and the year ended July 31, 2010, respectively. This rate is an estimated effective rate for the global operations of the combined company. These rates may change as Diamond performs a complete tax analysis.

(n) To recognize income tax expense for Kettle Foods at Diamond’s effective tax rate of 34.8%.

(o) The adjustment reflects the elimination of Pringles’ equity in connection with the Pringles acquisition.

(p) To recognize amortization of customer relationships for the Kettle Foods acquisition.

(q) Adjustments to interest expense to reflect the incurrence of an additional $600 million of borrowings, amortization of deferred debt issuance costs relating to such additional borrowings and the refinancing of Diamond’s senior notes for the Kettle Foods acquisition. Previously reported interest expense is eliminated to reflect the refinancing.

(r) We expect to incur transaction and integration costs of approximately $100 million through fiscal 2013.

THE TRANSACTIONS

On April 5, 2011, Diamond and P&G announced that they had entered into the Separation Agreement and the Transaction Agreement, which provide for a Separation of the Pringles Business from P&G and a business combination involving Diamond and the Pringles Business. In the Transactions, P&G will contribute certain of the assets and liabilities of the Pringles Business to the Pringles Company, a newly formed wholly owned subsidiary of P&G. Prior to the Distribution, Pringles is expected to be recapitalized by (1) issuing and delivering to P&G a number of additional shares of Pringles Company common stock such that the total number of shares of Pringles Company common stock held by P&G at the time of the Distribution will equal 29,143,190, all of which shares of Pringles Company common stock P&G will dispose of in the Distribution; (2) incurring new indebtedness in the form of the Pringles Debt and receiving net cash proceeds in an amount equal to $    ; and (3) using such cash proceeds of the Pringles Debt, along with any cash contributed by P&G to the Pringles Company, to purchase certain Pringles Business assets from P&G affiliates.

On the closing date of the Transactions, P&G will distribute shares of Pringles Company common stock to its participating shareholders in an exchange offer. If the exchange offer is completed but is not fully subscribed, P&G will distribute all of the Remaining Shares as a pro rata dividend to P&G shareholders. On or prior to the consummation of the exchange offer, P&G will irrevocably deliver to the exchange agent all of the shares of Pringles Company common stock outstanding, with irrevocable instructions to hold the shares of Pringles Company common stock for the benefit of P&G shareholders whose shares of P&G common stock are being accepted for exchange in the exchange offer and, in the case of a pro rata dividend, P&G shareholders whose shares of P&G common stock are outstanding after consummation of the exchange offer. If there is a pro rata dividend to be distributed, the exchange agent will calculate the exact number of shares of Pringles Company common stock not exchanged in the exchange offer and to be distributed in a pro rata dividend and that number of shares of Diamond common stock, into which such Remaining Shares will be converted in the Merger, will be transferred to P&G shareholders (after giving effect to the consummation of the exchange offer) on a pro rata basis as promptly as practicable thereafter. Immediately after the completion of the Distribution, the Pringles Company will merge with and into Merger Sub, a wholly owned subsidiary of Diamond, with Merger Sub continuing as the surviving company. In connection with the Merger, the shares of Pringles Company common stock distributed in connection with the Distribution will automatically convert into the right to receive shares of Diamond common stock on a one-for-one basis. See the sections of this prospectus entitled “The Transaction Agreement” and “The Separation Agreement.”

Diamond expects to issue 29,143,190 shares of Diamond common stock in the Merger. Based upon the reported closing sales price of $     per share for Diamond common stock on NASDAQ on     , 2011, the last NASDAQ trading day prior to the date of this prospectus, the total value of the consideration to be paid by Diamond in the Transactions, including the Pringles Debt in an amount equal to $     to be assumed by Merger Sub after the consummation of the Transactions, would have been approximately $     million. The value of the consideration to be paid by Diamond will depend on the market price of shares of Diamond common stock at the time of determination.

After the Merger, Diamond, through Merger Sub, its wholly owned subsidiary, will own and operate the Pringles Business. Diamond will continue to use the name “Diamond Foods, Inc.” after the Merger. All shares of Diamond common stock issued in the Merger will be listed on NASDAQ under Diamond’s current trading symbol “DMND.”

Below is a step-by-step description of the sequence of material events relating to the Transactions.

Step 1	Separation

P&G will transfer to the Pringles Company, a newly formed direct wholly owned subsidiary of P&G, certain assets relating to the Pringles Business, including certain subsidiaries of P&G. The Pringles Company will also assume certain liabilities associated with the Pringles Business.

Step 2	Pringles Company Recapitalization

Prior to the Distribution, and in partial consideration for the assets of the Pringles Business transferred from P&G to the Pringles Company, the Pringles Company will be recapitalized in the following manner:

•       the Pringles Company will issue and deliver to P&G a number of additional shares of Pringles Company common stock such that the total number of shares of Pringles Company common stock held by P&G at the time of the Distribution will equal 29,143,190, all of which shares of Pringles Company common stock P&G will dispose of in the Distribution; and

•       the Pringles Company will enter into senior secured term credit facilities to borrow an amount equal to $             and will use the borrowed proceeds, along with any cash contributed by P&G to the Pringles Company, to purchase certain Pringles Business assets from P&G affiliates.

Step 3	Distribution—Spin-Off or Exchange Offer

The Distribution will be effected, at P&G’s election, through a “spin-off” of the Pringles Company to P&G shareholders or a “split-off” in which P&G shareholders can elect to participate in an exchange offer of shares of P&G common stock for shares of Pringles Company common stock. In the “split-off” scenario, P&G will offer to P&G shareholders the right to exchange all or a portion of their shares of P&G common stock for shares of Pringles Company common stock in this exchange offer.

If the exchange offer is completed but is not fully subscribed, P&G will distribute the Remaining Shares as a pro rata dividend to P&G shareholders whose shares of P&G common stock remain outstanding after consummation of the exchange offer. If there is a pro rata dividend to be distributed, the exchange agent will calculate the exact number of shares of Pringles Company common stock not exchanged in the exchange offer and to be distributed in a pro rata dividend and that number of shares of Diamond common stock, into which the Remaining Shares will be converted in the Merger, will be transferred to P&G shareholders (after giving effect to the consummation of the exchange offer) on a pro rata basis as promptly as practicable thereafter.

The exchange agent will hold, for the account of the relevant P&G shareholders, the global certificate(s) representing all of the outstanding shares of Pringles Company common stock, pending the completion of the Merger. Shares of Pringles Company common stock will not be traded during this period.

Step 4	Merger

Immediately after the completion of the Distribution, on the closing date of the Transactions, the Pringles Company will merge with and into Merger Sub, with Merger Sub continuing as the surviving company.

Each share of Pringles Company common stock will be automatically converted into the right to receive one fully paid and nonassessable share of Diamond common stock.

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure, the corporate structure immediately following the Distribution but prior to the Merger, and the corporate structure immediately following the consummation of the Transactions.

After completion of all of the steps mentioned above, the shares of Diamond common stock outstanding immediately prior to the Merger will represent approximately 43% of the shares of Diamond common stock that will be outstanding immediately after the Merger, and the shares of Diamond common stock issued in connection with the conversion of shares of Pringles Company common stock in the Merger will represent approximately 57% of the shares of Diamond common stock that will be outstanding immediately after the Merger.

After completion of all of the steps mentioned above, the Pringles Business will be owned and operated by Diamond through Merger Sub, its wholly owned subsidiary; Merger Sub will be the obligor on the Pringles Debt in an amount equal to $            ; the Pringles Debt will be guaranteed by all existing and future direct and indirect subsidiaries of Merger Sub, other than certain foreign subsidiaries, and Diamond and all subsidiaries of Diamond that guarantee the indebtedness under Diamond’s credit facilities; and P&G’s affiliates will have received proceeds from the sale of certain Pringles Business assets to the Pringles Company funded from the proceeds of the Pringles Debt and from any cash contributed by P&G to the Pringles Company, in each case, consummated prior to the Distribution. Following the Transactions, the shares of Diamond common stock outstanding immediately prior to the Merger will represent approximately 43% of the shares of Diamond common stock that will be outstanding immediately after the Merger, and the shares of Diamond common stock issued in connection with the conversion of Pringles Company common stock in the Merger will represent approximately 57% of the shares of Diamond common stock that will be outstanding immediately after the Merger. See “The Transactions—Number of Shares of Pringles Company Common Stock to be Distributed to P&G Shareholders.”

Various factors were considered by Diamond and P&G in negotiating the terms of the Transactions, including the equity ownership levels of Diamond stockholders and current and former P&G shareholders receiving shares of Diamond common stock in the Distribution. The principal factors considered by the parties negotiating the allocation of equity ownership following the Transactions were the relative actual results of operations of Diamond and the Pringles Business, the opportunities expected to be obtained from combining Diamond and the Pringles Business and the enhancements to Diamond’s strategic global growth objectives as a result of acquiring the Pringles Business. Diamond also considered, among other things, the expected impacts of the integration of the Pringles Business with Diamond and the other factors identified under “Background of the Transactions—Diamond’s Reasons for the Transactions.” P&G also considered, among other things, the relative sales, earnings and cash flow growth rates of the Pringles Business, the value to P&G shareholders that could be realized in the Transactions and the other factors identified under “Background of the Transactions—P&G’s Reasons for the Transactions.”

Additional Agreements

In connection with the Transactions, P&G, the Pringles Company and Diamond will also enter into other agreements at the time of the Separation relating to: the provision of Olestra, an ingredient used in some Pringles products; certain transition services for a limited period of time following the completion of the Transactions; the use of specified facilities; and tax matters. See “Additional Agreements.”

Number of Shares of Pringles Company Common Stock to be Distributed to P&G Shareholders

As part of the Separation, the Pringles Company will issue to P&G additional shares of Pringles Company common stock so that the total number of shares of Pringles Company common stock issued and outstanding will be 29,143,190. This will result in the shares of Pringles Company common stock, when converted into shares of Diamond common stock and combined with the existing shares of Diamond common stock, being equal to approximately 57% of the combined total immediately upon completion of the Merger.

No Fractional Shares; Exchange of Certificates

No fractional shares of Diamond common stock will be issued in the Merger to holders of fractional shares of Pringles Company common stock. In lieu of any fractional shares of Diamond common stock, holders of shares of Pringles Company common stock who would otherwise be entitled to receive such fractional shares of Diamond common stock will be entitled to an amount in cash, without interest, equal to the holder’s pro rata portion of the net proceeds of the sale of fractional shares in the open market, which will occur no later than 30 business days after the completion of the Transactions, obtained by aggregating the fractional shares of Diamond common stock otherwise allocable to the holders of fractional shares of Pringles Company common stock.

Background of the Transactions

Diamond’s management continually explores the possibility of acquisitions of businesses that would fit within its strategy of building, acquiring and energizing brands. The Diamond executive team has long viewed the Pringles® brand as a potentially attractive addition to the Diamond business and an excellent strategic fit within Diamond’s portfolio of brands. Over the past few years, Diamond’s management has discussed with Diamond’s board of directors (the “Diamond Board”) an ongoing interest in the Pringles Business, as well as other possible strategic transactions.

In April 2009, Matt Yost, Diamond’s lead business development executive, met with Jim Prevost, P&G’s lead acquisitions and divestitures executive, at a conference in New York City, during which meeting Mr. Yost communicated Diamond management’s potential interest in the Pringles Business. In October 2009, Mr. Yost sent an e-mail message to Mr. Prevost indicating that Diamond would be interested in evaluating a transaction involving the Pringles Business if P&G were to decide to divest the business. Diamond did not propose a specific transaction at this time, and the parties did not have any substantive discussion concerning a potential transaction involving the Pringles Business.

In December 2009, representatives of The Blackstone Group L.P. (“Blackstone”) visited Diamond at its offices to discuss, among other things, a Reverse Morris Trust acquisition structure generally. A Reverse Morris Trust acquisition structure allows a parent company to divest a subsidiary in a tax-efficient manner. The first step of a Reverse Morris Trust acquisition structure involves a tax-free distribution of a subsidiary under section 355 of the Code by distributing shares of subsidiary stock to parent stockholders as a dividend and/or exchanging shares of subsidiary stock for parent stock pursuant to an exchange offer. The “subsidiary” (now owned directly by parent company stockholders) then merges with the acquiring third party or its designated subsidiary in a tax-free reorganization under section 368 of the Code, in a transaction where the stockholders of the spun-off subsidiary immediately before the merger retain more than 50% ownership stock of the combined entity. In January 2010, members of Diamond’s executive team met with representatives of Blackstone to further discuss the Reverse Morris Trust structure. Diamond did not propose a specific transaction involving the Pringles Business in either of the meetings with Blackstone, and the meetings did not lead to any substantive discussions concerning a potential transaction involving the Pringles Business.

P&G has a rigorous portfolio review process that senior management uses to evaluate the strategic fit of each brand in light of P&G’s short and long-term goals. As part of this process, Robert A. McDonald, P&G’s Chairman of the Board, President and Chief Executive Officer, and Jon R. Moeller, P&G’s Chief Financial Officer, secured approval from P&G’s board of directors (the “P&G Board”) in February 2010 to explore a potential divestiture of the Pringles Business. P&G management retained financial advisors to assist in these efforts and initiated a non-exclusive process designed to identify potential strategic alternatives for the Pringles Business.

In March 2010, Michael J. Mendes, Diamond’s Chief Executive Officer, spoke with a representative of Blackstone regarding a potential transaction involving the Pringles Business in the near future. Mr. Mendes expressed potential interest in evaluating the opportunity in the event P&G did engage in a process to divest the Pringles Business.

On March 18, 2010, representatives of BofA Merrill Lynch attended a meeting of Diamond’s Board and reviewed the Reverse Morris Trust structure generally, past Reverse Morris Trust transactions and publicly available information concerning the Pringles Business.

On April 22, 2010, Mr. Moeller contacted Steven Neil, Diamond’s Chief Financial Officer, informing Mr. Neil that P&G would be commencing a non-exclusive process to explore possible strategic alternatives for the Pringles Business. Mr. Neil conveyed Diamond’s interest in participating in the process.

On April 23, 2010, Diamond executed a confidentiality agreement with P&G, and over the course of the next few weeks received information about the Pringles Business from P&G.

On April 26, 2010, Diamond engaged BofA Merrill Lynch to serve as Diamond’s financial advisor with respect to the possible Pringles opportunity. BofA Merrill Lynch was chosen based on its experience in previous Reverse Morris Trust transactions and other transactions involving complex financial structures, representation of companies that had previously acquired businesses from P&G and its or its affiliate’s potential ability to provide financing.

On May 5, 2010, the M&A Committee of the Diamond Board participated in a call with management to review the Pringles opportunity and process. The M&A Committee supported proceeding with the process and directed management to hold a meeting of the full Board to review the matter. On May 10, 2010, the Diamond Board held a telephonic meeting to discuss the strategic fit of the Pringles Business and Diamond with management. Diamond’s management further discussed with Diamond’s Board a proposed valuation range for the Pringles Business and details regarding the potential transaction structure, timing and process. Diamond’s Board indicated that it supported exploring the possible acquisition of the Pringles Business and agreed that management should present a non-binding indication of interest to P&G.

On May 12, 2010, Diamond submitted a non-binding indication of interest to acquire the Pringles Business for a total purchase price in the range of $1.96 billion to $2.18 billion, consisting of a mix of Diamond common stock and a cash payment to P&G, which would be funded by debt to be incurred by the Pringles Company. The Diamond common stock to be issued represented between 57.0% to 60.7% of the estimated outstanding equity of the combined company based on the price of Diamond common stock at the time. The proposal was structured as a Reverse Morris Trust business combination involving the spin- or split-off of the Pringles Business by P&G and its merger with Diamond.

On May 14, 2010, representatives of Blackstone and Morgan Stanley informed BofA Merrill Lynch that Diamond would be invited to participate in the next round of the process and due diligence continued. On June 25, 2010, P&G provided Diamond drafts of the primary transaction documents.

On May 26, 2010, P&G provided access to Diamond to an electronic data room containing diligence materials.

On June 15, 2010, Diamond’s management team and representatives of BofA Merrill Lynch met with members of the P&G Snacks and Pet Care division leadership team, along with representatives from The Blackstone Group and Morgan Stanley, to discuss aspects of the Pringles Business.

On June 25, 2010, P&G provided Diamond drafts of the primary transaction documents.

Diamond’s Board held a telephonic meeting with members of Diamond’s management and representatives of BofA Merrill Lynch on July 6, 2010 to receive an update on the Pringles process and management’s view of a potential range of value for the Pringles Business. Diamond’s Board indicated that it continued to support exploring the possible transaction and agreed that Diamond should submit a revised non-binding proposal to P&G in connection with the process.

On July 7, 2010, Diamond submitted a non-binding proposal to acquire the Pringles Business. The proposal consisted of the issuance of Diamond common stock such that P&G shareholders would own 63.4% of the combined company and a $300 million cash payment to P&G, which would be funded by debt to be incurred by the Pringles Company. Based on the price of Diamond common stock at that time, the total proposed purchase price, including the $300 million of Pringles debt, was $1.93 billion. The proposal was structured as a Reverse Morris Trust business combination involving the spin- or split-off of the Pringles Company by P&G and its merger with Diamond. Diamond also provided P&G with detailed comments to the draft transaction documents P&G had furnished, including with respect to the scope of the representations and warranties to be provided by Diamond and P&G, the restrictions on Diamond to solicit possibly superior transactions and respond to unsolicited possibly superior transactions, the termination provisions and the break-up fee payable by Diamond to P&G in certain events.

The advisors from BofA Merrill Lynch, Morgan Stanley and Blackstone discussed Diamond’s proposal on July 12 and 16, 2010. In those discussions, P&G’s advisors indicated that P&G was seeking a higher value for the Pringles Business and greater certainty on value in the event the trading prices for Diamond common stock declined between announcement of a transaction and closing. From July 16, 2010 through July 28, 2010, Diamond and BofA Merrill Lynch continued to refine their financial due diligence of the Pringles Business.

On July 28, 2010, Diamond submitted a revised non-binding proposal to acquire the Pringles Business for a total valuation of $2.05 billion, consisting of the issuance of Diamond common stock having a value based on trading prices of $1.75 billion, representing approximately 63% equity ownership of Diamond following the closing, and a $300 million cash payment to P&G that would be funded by additional debt to be incurred by the Pringles Company. Diamond’s proposal also provided an equity collar, which would allow the number of shares of Diamond common stock to be issued to float based on dividing $1.75 billion by an average price of Diamond common stock, with this adjustment being collared so that there would be no further adjustment if the average price of Diamond common stock was less than $41.50 or greater than $48.50. The proposal was structured as a Reverse Morris Trust business combination involving the spin- or split-off of the Pringles Business by P&G and its merger with Diamond.

In early August 2010, P&G management and the P&G Board discussed the decision to reject Diamond’s offer and retain the Pringles Business. P&G’s financial advisors subsequently informed BofA Merrill Lynch that P&G had elected to terminate the Pringles strategic assessment process. Representatives of the parties had a number of follow-up discussions after this decision had been made. On August 20, 2010, Mr. Moeller informed a representative of BofA Merrill Lynch that P&G would only be interested in considering a transaction involving the Pringles Business at a valuation of at least $2.35 billion and with greater value protections than Diamond had indicated. In addition, on September 13, 2010, Messrs. Mendes and Neil met in San Francisco with Mr. Moeller and Teri List, P&G’s Senior Vice President and Treasurer, and discussed a potential transaction involving the Pringles Business. On September 14 and 15, 2010, Ms. List sent to Mr. Neil unaudited, carve-out financials for the fiscal year ended June 30, 2010 for the Pringles Business, and an update on the Pringles Business plan for the then-current fiscal year.

On September 17, 2010, Mr. Mendes and Mr. Moeller spoke by phone regarding the potential transaction. On September 19, 2010, Mr. Mendes sent Mr. Moeller an e-mail message with a revised proposal valuing the Pringles Business at $2.1 billion, comprised of $1.5 billion in Diamond common stock, which represented equity ownership in the combined entity of approximately 61.5%, and $600 million in cash. The proposal also included a cash collar mechanism, rather than an equity collar, structured such that if the price of Diamond common stock prior to closing were higher or lower than the price used to set the number of shares issued in the transaction, the amount of cash consideration would be decreased or increased by up to $150 million. On September 20, 2010, Mr. Moeller sent an e-mail message to Mr. Mendes indicating that P&G would require a higher value and greater price protection than Diamond had proposed. Messrs. Mendes and Moeller held telephone conversations on September 21 and 22 to further discuss price and transaction terms but did not reach agreement. The parties ceased discussions regarding the possibility of a transaction on September 23, 2010.

On September 24, 2010, during a meeting of the Diamond Board, Mr. Mendes informed the Board that the Pringles discussions had terminated.

In early February 2011, Diamond’s management team and representatives of BofA Merrill Lynch discussed the possibility of re-engaging with P&G given that the trading price of Diamond common stock had appreciated since the parties’ discussions in 2010. On February 14, 2011, a representative of BofA Merrill Lynch spoke with Mr. Prevost about the possibility of reopening discussions between Diamond and P&G.

Following informal discussions with members of the Diamond Board, including the members of the M&A Committee, on February 16, 2011 Mr. Mendes sent an e-mail message to Mr. Moeller to revisit the possibility of a transaction involving the Pringles Business. On February 18, 2011, Mr. Moeller indicated that P&G would be willing to consider a transaction at a valuation of at least $2.35 billion and with greater price protection than Diamond had proposed in 2010. Later on February 18, 2011, Mr. Mendes sent an e-mail message to Mr. Moeller indicating that Diamond would be interested in acquiring the Pringles Business for a total transaction value of $2.4 billion, comprised of $1.6 billion in Diamond common stock and a cash payment of $800 million, with a collar mechanism that would increase or decrease the $800 million cash portion by up to $150 million based on market prices for the value of the Diamond common stock to be issued. On February 25, 2011, Mr. Moeller informed Mr. Mendes that P&G was willing to re-engage in discussions based on Diamond’s revised proposal.

On February 28, 2011, representatives of Diamond and P&G held a series of discussions relating to the possible transaction. Representatives of Diamond and P&G, and their financial and legal advisors, held a series of discussions on due diligence and structural elements of the possible transaction during March 2011, including the scope of the representations and warranties to be provided by Diamond and P&G, the restrictions on Diamond to solicit possibly superior transactions and respond to unsolicited possibly superior transactions, termination provisions and whether the break-up fee payable by Diamond to P&G in certain events would be, as proposed by P&G, $100 million or, as proposed by Diamond, approximately $35 million.

In a meeting on March 9, 2011, representatives of Diamond indicated that Diamond would be willing to proceed with a transaction structure proposed by P&G that would require the issuance by the Pringles Company of debt securities to pay a portion of the purchase price. The parties also agreed, among other terms, to a total transaction value of $2.3 billion, comprised of $1.5 billion in Diamond common stock and a cash payment of $800 million, with a collar that would increase or decrease the $800 million cash portion by up to $150 million based on the value of the Diamond equity to be issued.

On March 14, 2011, the Diamond Board held a telephonic meeting and received an update on the transaction involving the Pringles Business. On March 17, 2011, Mr. McDonald and Mr. Moeller secured authorization from the P&G Board to pursue a Reverse Morris Trust transaction with Diamond involving the Pringles Business, and the parties’ legal representatives began to negotiate drafts of the principal transaction documents, including with respect to the scope of the representations and warranties to be provided by Diamond and P&G, the restrictions on Diamond to solicit possibly superior transactions and respond to unsolicited possibly superior transactions, the termination provisions and the break-up fee payable by Diamond to P&G in certain events.

On March 24, 2011, representatives of Diamond and P&G and their respective financial and legal advisors met in San Francisco to resolve open issues, including the periods to be used to measure the price of Diamond common stock for purposes of setting the number of shares of Diamond common stock to be issued in the transaction and the break-up fee payable by Diamond to P&G in certain events. The parties also agreed to eliminate the structure that had previously been proposed by P&G involving the possible issuance of debt securities for the funding of a portion of the purchase price. In exchange, the cash collar adjustment applicable if the price of Diamond common stock declined was increased to $200 million, while maintaining the previously agreed upon adjustment if the price of Diamond common stock increased at $150 million. P&G and Diamond agreed to increase the cash portion of the price to $850 million, resulting in a collar range of $700 million to $1.05 billion, for a total purchase price of $2.35 billion, inclusive of the $1.5 billion in Diamond common stock to be issued. The parties also agreed to a break-up fee amount of $60.0 million.

On March 25, 2011, the Diamond Board met with Diamond management and representatives of BofA Merrill Lynch and Fenwick & West LLP. Diamond management reviewed with the Board detailed presentations on the business strategy and execution plans for the transaction; and representatives of Fenwick & West LLP reviewed with the Board a detailed presentation on the proposed transaction terms. The representatives of BofA Merrill Lynch reviewed with the Board its preliminary financial analysis of the transaction.

From March 26 through April 4, 2011, Diamond and P&G and their respective legal advisors negotiated the remaining open terms in the transaction agreements. During this period, Diamond and P&G determined that the number of Diamond shares to be issued that would represent the $1.5 billion in equity value would be fixed at 29.1 million shares, representing approximately 57% equity ownership in Diamond at closing. Diamond with its counsel also negotiated in this period with Bank of America, BofA Merrill Lynch and their counsel a commitment letter for Diamond’s debt financing in connection with the transaction, and P&G (on behalf of the Pringles Company) with its counsel negotiated with Bank of America, BofA Merrill Lynch and their counsel a commitment letter for the Pringles Company’s debt financing in connection with the transaction.

On April 4, 2011, the Diamond Board held a meeting with Diamond management and representatives of BofA Merrill Lynch and Fenwick & West LLP to consider approval of the transaction involving the Pringles Business. The Board discussed with Diamond management and its advisors the terms of the transactions. The representatives of BofA Merrill Lynch reviewed and provided the Board with its final financial analysis of the transaction and related advice. Following further discussion, the Diamond Board unanimously resolved that the transaction involving the Pringles Business was in the best interests of Diamond and its stockholders, and approved the merger with the Pringles Company and related transactions with P&G and the Pringles Company, and unanimously resolved to recommend to Diamond’s stockholders that they vote in favor of the issuance of Diamond common stock in the transaction.

Through April 4 and the early morning of April 5, 2011, Diamond and P&G, and their respective legal advisors, completed negotiations and finalization of the transaction agreements; Diamond, Bank of America and BofA Merrill Lynch, and their respective legal advisors completed negotiations and finalization of the commitment letter for the Diamond debt financing, and P&G on behalf of the Pringles Company, Bank of America, BofA Merrill Lynch and their respective legal advisors, completed negotiations and finalization of the commitment letter for the Pringles debt financing.

Early in the morning on April 5, 2011, the parties executed the transaction agreements and financing commitment papers. Prior to the opening of the U.S. financial markets on April 5, 2011, Diamond and P&G publicly announced the transaction.

Diamond’s Reasons for the Transactions

In reaching its decision to approve the Transactions, the Diamond Board consulted with its financial and legal advisors and carefully considered a variety of factors, including the following:

•	the potential that the Transactions will be accretive to Diamond’s financial results, increase Diamond’s revenues, earnings and margins and enhance cash flow generation;

•	the potential that the Transactions will further enhance Diamond’s ability to achieve its long-term strategic objectives and position Diamond as a global snack food company;

•

the compatibility of the iconic Pringles® brands with Diamond’s existing brands and the expectation that this compatibility will result in improved product mix, customer diversification and enhanced cross-promotional opportunities;

•	greater merchandising and distribution capability in multiple channels;

•

the enhanced strategic position, global reach (especially in high-growth developing markets), infrastructure and scale of the combined company and the enhanced platform for growth provided by such position;

•

the compatibility of Diamond’s distribution channels and customers with those of the Pringles Business, including Diamond’s existing go-to-market infrastructure in the United States and the United Kingdom, the two largest potato chip and potato crisp markets;

•	the financial strength of the combined company and the increased flexibility that this strength should provide, including an ongoing ability to pursue new acquisition and investment opportunities;

•	information concerning the business, assets, liabilities, financial performance and results of operations, and condition and prospects of Diamond and the Pringles Business;

•	the structure of the Merger as a tax-free reorganization for federal income tax purposes;

•	the credibility of P&G as a transaction partner, and its experience in successfully divesting and transitioning businesses, including in previous Reverse Morris Trust transactions;

•

the experience and prior success of Diamond’s management in integrating acquisitions into Diamond’s existing business, including investing in and supporting brands, and effectively merging corporate cultures; and

•	the financial analysis and advice of BofA Merrill Lynch to the Diamond Board, dated April 4, 2011.

The Diamond Board also considered certain countervailing factors in its deliberations concerning the Transactions, including:

•

the possibility that the accretion, increased revenues, earnings and margins, decreased leverage ratio and enhanced cash flow generation expected to result from the Transactions could fail to materialize;

•	the challenges of integrating the Pringles Company into Diamond given the size of the Pringles Business and its international operations and employee base;

•	the difficulty in separating the operations of the Pringles Business from P&G;

•

the possible disruption of Diamond’s business that might result from the announcement of the Transactions and the diversion of management’s attention from Diamond’s business because of the Transactions;

•	the dilution of the voting power of Diamond’s current stockholders that would result from the issuance of Diamond common stock in the Merger;

•	the substantial increase in Diamond’s indebtedness expected to result from the Transactions;

•

the limited representations and warranties provided by P&G, the restrictions on Diamond to solicit possibly superior transactions, the limited termination provisions and the required payment by Diamond in certain circumstances of termination fees under the Transaction Agreement;

•	the amount of due diligence that Diamond had been able to conduct with respect to the Pringles Business prior to signing the transaction agreements;

•

the restrictions imposed on Diamond’s ability to take certain corporate actions under applicable federal income tax laws and the terms of the Tax Matters Agreement to be entered into by Diamond and P&G; and

•

the possibility that the Transactions may not be consummated and the potential adverse consequences, including substantial costs incurred and damage to Diamond’s reputation, if the Transactions are not completed.

The foregoing discussion of the information and factors discussed by the Diamond Board is not meant to be exhaustive but is believed to include all material factors considered by it. The Diamond Board did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the terms of the Merger are fair to, and in the best interests of, Diamond and its stockholders. Rather, the Diamond Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it. As a result of its consideration of the foregoing and other relevant considerations, the Diamond Board unanimously determined that the terms of the Transaction Agreement, including the issuance of Diamond common stock in the Merger and the related Transactions, are advisable, fair to and in the best interests of Diamond and its stockholders.

P&G’s Reasons for the Transactions

P&G periodically evaluates its portfolio of businesses to assess the fit of each business within P&G. The principal factors considered by P&G in deciding to pursue the Transactions were:

•	the relative sales, earnings and cash flow growth rates of the Pringles Business and P&G’s other businesses;

•	the value to be received by P&G shareholders upon consummation of the Transactions;

•	the effect of divesting the Pringles Business pursuant to the Transactions on P&G’s future earnings per share;

•	the tax effects on P&G and its shareholders;

•	the expected timing and ability to effectively execute the Transactions;

•

the ability of each of P&G’s and the Pringles Business’ management to concentrate on the expansion and growth of their respective businesses following the Separation, allowing each to pursue the development strategies most appropriate to its respective operations; and

•	Diamond’s business and prospects after giving effect to the proposed acquisition of Pringles.

In addition, P&G considered the proposed treatment of Pringles’ employees in the Transaction and their prospects in a combined Diamond-Pringles company.

The principal countervailing factors considered by P&G in its deliberations concerning the Transactions were:

•

that the Transaction Agreement includes a number of conditions to the closing of the Transactions, and there is no assurance that all conditions to the parties’ obligations to complete the Transactions will be satisfied or waived, and as a result, it is possible that the Transactions might not be completed; and

•	the risks relating to integrating the Pringles Business with Diamond’s current operations and the potential effects on the value of Diamond’s common stock to be received in the Transactions.

P&G considered all of these factors as a whole and, on balance, concluded that they supported a favorable determination to approve the Transaction Agreement, the Separation Agreement and the Transactions. The foregoing discussion of the information and factors considered by P&G is not exhaustive, but summarizes the material factors considered. In view of the wide variety of factors that P&G considered, and the complexity of these matters, P&G does not consider it practicable to quantify or otherwise assign relative weights to the foregoing factors.

Interests of Certain Persons in the Transactions

As of             , 2011, the record date for Diamond’s special meeting of stockholders, Diamond’s directors and executive officers beneficially owned approximately             % of the outstanding shares of Diamond common stock, including those shares of Diamond common stock underlying outstanding Diamond stock options. The directors and officers of P&G, the Pringles Company and Diamond will receive no extra or special benefit that is not shared on a pro rata basis by all other P&G shareholders or holders of shares of Diamond common stock in connection with the Transactions. As with all P&G shareholders, if a director or officer of P&G, the Pringles Company or Diamond owns shares of P&G common stock, directly or indirectly, such person may participate in the exchange offer on the same terms as other P&G shareholders.

Accounting Treatment of the Merger

ASC 805, Business Combinations, requires the use of the purchase method of accounting for business combinations. In applying the purchase method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (Diamond in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following:

•

The relative voting interests of Diamond after the Transactions. In this case, P&G shareholders participating in the exchange offer (and pro rata dividend, if any) are expected to receive approximately 57% of the equity ownership and associated voting rights in Diamond after the Transactions.

•

The composition of the governing body of Diamond after the Transactions. In this case, the composition of the board of directors of Diamond following the Merger will be comprised of the members of the board of directors of Diamond immediately prior to the completion of the Merger. Diamond has a classified board of directors, consisting of ten directors each of whom is elected for a three-year term. One class of directors is elected at each Diamond annual shareholder meeting. The election of directors is a matter on which each share of common stock is entitled to only one vote regardless of the period of time such share is owned. Therefore, any significant shift in the composition of the board could only occur over a period of several years.

•	The composition of the senior management of Diamond after the Transactions. In this case, Diamond’s senior management following the Merger will be the same as Diamond’s current management team.

After considering all pertinent facts, reviewing the criteria outlined in ASC 805 and conducting the relevant analysis, Diamond has concluded that it is the accounting acquiror in the Transactions. Although majority voting rights may be retained by former P&G shareholders, ASC 805 requires consideration of all pertinent facts and circumstances, listing several potential indicators, none of which is weighed more heavily than another. Diamond’s conclusion is based primarily upon the following facts: (1) there will be no immediate change in the composition of Diamond’s board of directors after the Transactions, (2) Diamond’s senior management prior to the Transactions will continue to be the senior management of the combined business after the Transactions and (3) Diamond is issuing its equity interests as consideration for the Transactions and its voting rights are expected to continue to be widely held. Accordingly, Diamond will apply purchase accounting to the assets and liabilities of the Pringles Company upon completion of the Transactions.

Regulatory Approvals

Hart-Scott-Rodino Act

Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the “Hart-Scott-Rodino Act”), Diamond and P&G were required to give notification and furnish information to the Federal Trade Commission and the Antitrust Division of the Department of Justice and to wait the specified waiting period before consummating the acquisition. Diamond and P&G each filed the required notification and report forms with the Federal Trade Commission and the Antitrust Division on May 20, 2011. The waiting period for U.S. antitrust review under the Hart-Scott-Rodino Act expired on June 20, 2011.

Other Antitrust Laws

In addition to the foregoing, the acquisition is subject to Brazilian, German, Ukrainian, U.K. and U.S. state antitrust laws and could be the subject of challenges by state attorneys general under those laws, or by private parties under federal or state antitrust laws. The parties have agreed to undertake efforts to avoid or eliminate impediments under any antitrust, competition or trade regulation law, see “The Transaction Agreement—Covenants—Efforts to Close” for more information. As of July 27, 2011, the acquisition has cleared antitrust review in Brazil, Germany, the Ukraine and the United Kingdom.

Federal Securities Law Consequences; Resale Restrictions

Shares of Diamond common stock issued in accordance with the Transaction Agreement will not be subject to any restrictions on transfer arising under the Securities Act of 1933, except for shares issued to any P&G shareholder who may be deemed to be an “affiliate” of Diamond for purposes of Rule 145 under the Securities Act of 1933. The Transaction Agreement requires P&G to use its commercially reasonable efforts to obtain from those affiliates a letter pursuant to which such person agrees not to transfer any shares of Diamond common stock received in accordance with the Transaction Agreement except in compliance with the resale provisions of Rule 144 or Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. In connection with the Distribution, P&G may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933.

THE TRANSACTION AGREEMENT

The following is a summary of the material provisions of the Transaction Agreement. This summary is qualified in its entirety by the Transaction Agreement, which is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the Transaction Agreement and not by this summary or any other information included in this prospectus. You are urged to read the Transaction Agreement carefully and in its entirety. See also “Where You Can Find More Information; Incorporation by Reference.”

Overview

In the Transactions, P&G will contribute certain of the assets and liabilities of the Pringles Business to the Pringles Company. Prior to the Distribution, the Pringles Company will enter into senior secured term credit facilities under which it will borrow an amount equal to $            , and will use the borrowed proceeds, along with any cash contributed by P&G to the Pringles Company, to purchase certain Pringles Business assets from P&G affiliates. On the closing date of the Transactions, P&G will distribute all of the outstanding shares of Pringles Company common stock to its participating stockholders in an exchange offer. If the exchange offer is completed but is not fully subscribed, P&G will distribute all of the Remaining Stock as a pro rata dividend to P&G stockholders (after giving effect to the consummation of the exchange offer). On or prior to the consummation of the exchange offer, P&G will irrevocably deliver all of the shares of Pringles Company common stock owned by P&G to the exchange agent with irrevocable instructions to hold the shares of Pringles Company common stock for the benefit of P&G stockholders whose shares of P&G common stock are being accepted for exchange in the exchange offer and, in the case of any pro rata dividend, P&G stockholders whose shares of P&G common stock are outstanding after consummation of the exchange offer. If there is a pro rata dividend to be distributed, the exchange agent will calculate the exact number of shares of Pringles Company common stock not exchanged in the exchange offer and to be distributed as a pro rata dividend and that number of Diamond common stock, into which such Remaining Stock will be converted in the Merger, will be transferred to P&G stockholders (after giving effect to the consummation of the exchange offer) on a pro rata basis as promptly as practicable thereafter. Immediately after the completion of the Distribution, the Pringles Company will merge with and into Merger Sub, a direct wholly owned subsidiary of Diamond, with Merger Sub continuing as the surviving company. In connection with the Merger, the shares of Pringles Company common stock distributed in connection with the Distribution will automatically convert into the right to receive Diamond common stock on a one-for-one basis and a right to receive cash in lieu of any fractional shares of Diamond common stock. See “The Transactions” and “The Separation Agreement.”

Recapitalization

The Transaction Agreement provides that the Pringles Company will be recapitalized in connection with the Distribution. In partial consideration for the assets of the Pringles Business transferred from P&G to the Pringles Company as further described in “The Separation Agreement—Transfer of the Pringles Business and Assumption of Liabilities,” the Pringles Company will:

•

issue and deliver to P&G a number of additional shares of Pringles Company common stock such that the total number of shares of Pringles Company common stock held by P&G at the time of the Distribution will equal 29,143,190; and

•

enter into senior secured term credit facilities to borrow an amount equal to the Recapitalization Amount and use the borrowed proceeds, along with any cash contributed by P&G to the Pringles Company, to purchase certain Pringles Business assets from P&G affiliates.

The “Recapitalization Amount” means $850.0 million; provided, however, that:

•

if the simple arithmetic average of the daily VWAPs of shares of Diamond common stock on NASDAQ for the five trading days ending the trading day which is two clear trading days prior to the commencement date of the exchange offer (the “Diamond Collar Stock Price”) is greater than $51.47 per share, then the Recapitalization Amount will be $850.0 million reduced by an amount equal to the lesser of (1) $150.0 million and (2)(a) the Diamond Collar Stock Price minus $51.47 times (b) 29,143,190; and

•

if the Diamond Collar Stock Price is less than $51.47, then the Recapitalization Amount will be $850.0 million increased by an amount equal to the lesser of (1) $200.0 million and (2)(a) $51.47 minus the Diamond Collar Stock Price times (b) 29,143,190.

As calculated pursuant to this formula, the Recapitalization Amount will equal $            .

In connection with the Separation and to fund the purchase of certain Pringles Business assets, the Pringles Company will enter into third-party borrowing arrangements for the Pringles Debt.

Distribution

Under the Transaction Agreement, P&G may elect to effect the Distribution in the form of either (a) an exchange offer (and, if P&G continues to hold shares of Pringles Company common stock after the completion of this transaction, one additional pro rata distribution effected immediately following the completion of the exchange offer in a manner consistent with the Separation’s intended qualification as a tax-free transaction) or (b) a one-step spin-off.

The Merger

Immediately following the Distribution, the Pringles Company will merge with and into Merger Sub, with Merger Sub continuing as the surviving company.

The Merger Consideration

The Transaction Agreement provides that each share of Pringles Company common stock issued and outstanding immediately before the effective time of the Merger will automatically convert into the right to receive one fully paid and nonassessable share of Diamond common stock. No fractional shares of Diamond common stock will be issued in the Merger to holders of fractional shares of Pringles Company common stock. In lieu of any fractional shares of Diamond common stock, holders of shares of Pringles Company common stock who would otherwise be entitled to receive such fractional shares of Diamond common stock will be entitled to an amount in cash, without interest, equal to the holder’s pro rata portion of the net proceeds of the sale of fractional shares in the open market, which will occur no later than 30 business days after the completion of the Transactions, obtained by aggregating the fractional Diamond common stock otherwise allocable to the holders of fractional shares of Pringles Company common stock.

Effective Time

The effective time of the Merger, which will occur immediately following the completion of the Distribution, will be the time and date of the filing of the certificate of merger that will be filed with the Secretary of State of the State of Delaware or at such later time as Diamond and P&G may agree and provide for in the certificate of merger.

Representations and Warranties

The Transaction Agreement contains substantially reciprocal representations and warranties that P&G made to Diamond, on the one hand, and Diamond made to P&G, on the other hand, as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Transaction Agreement and may be subject to important qualifications and limitations agreed by Diamond and P&G in connection with negotiating the terms of the Transaction Agreement or contained in disclosure letters. Those disclosure letters contain information that modifies, qualifies or creates exceptions to the representations and warranties set forth in the Transaction Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date and are modified, qualified and created in important part by the underlying disclosure letters, may be subject to a contractual standard of materiality different from those generally applicable to stockholder communications, or may have been used for the purpose of allocating risk among Diamond and P&G. For the foregoing reasons, the representations and warranties should not be relied upon as statements of factual information.

The representations and warranties contained in the Transaction Agreement will not survive the closing of the Transactions or a termination of the Transaction Agreement. The representations relate to, among other topics, the following:

•	due organization, good standing and corporate power;

•	authority to enter into and perform the Transaction Agreement and the other agreements executed in connection therewith as well as the execution, delivery and enforceability of such agreements;

•

the absence of conflicts with or violations of governance documents, material agreements or laws as a result of the execution and delivery of the Transaction Agreement and other agreements or the completion of the Transactions;

•	capital structure;

•	intellectual property;

•	the absence of investigations, litigation and related proceedings;

•	compliance with applicable laws;

•	material contracts;

•	employee benefits and labor matters;

•	SEC filings, financial statements and the absence of certain changes or events;

•	tax matters;

•	the absence of undisclosed brokers’ and financial advisors’ fees;

•	title to tangible assets and security interests thereon;

•

accuracy of information supplied by the parties for inclusion in the proxy statement relating to the Diamond special meeting of stockholders, the registration statements of which this prospectus forms a part and other filings made with the SEC in connection with the Transactions;

•	owned and leased real property; and

•	environmental matters.

P&G has also made certain representations and warranties to Diamond relating to the sufficiency of the acquired assets. Diamond has also made representations and warranties to P&G relating to filings with the SEC, the inapplicability of the Transactions to Diamond’s Rights Agreement, the Board approval of, and the required vote of Diamond stockholders to approve, the issuance of Diamond common stock in the Merger and the Transactions, the receipt of a fairness opinion of its financial advisor in connection with the Transactions, and the satisfaction of conditions to Diamond’s acquisition financing.

Many representations and warranties are qualified by a “material adverse effect” standard (that is, they will not be deemed untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would have a material adverse effect), and the closing condition relating to the accuracy of representation and warranties is generally subject to a “material adverse effect” standard as described in greater detail under “—Conditions to the Merger.”

The term “material adverse effect,” when used with respect to the Pringles Business, is defined in the Transaction Agreement to mean: any circumstance, change, development, condition or event that, individually or in the aggregate has a material adverse effect on the business, financial condition or results of operations of the Pringles Business taken as a whole over a period of more than two full fiscal years beginning with the fiscal year commencing July 1, 2010. With respect to the Pringles Business, the term “material adverse effect” does not include the effect of any circumstance, change, development, condition or event:

(1)	arising from or relating to the industry in which the Pringles Business competes in general;

(2)	arising from or relating to the U.S. general economy or the general economy in other geographic areas in which the Pringles Business operates;

(3)	arising out of political conditions, including acts of war, armed hostilities and terrorism;

(4)	resulting from natural disasters;

(5)	resulting from compliance by P&G and the Pringles Company with their covenants in the Transaction Agreement;

(6)	arising out of or resulting from the failure of the financial or operating performance of the Pringles Business to meet internal forecasts or budgets for any period prior to, on or after the date of the Transaction Agreement (but the underlying reason for the failure to meet the forecasts or budgets may be considered);

(7)	arising out of any action taken or not taken by P&G with the consent or agreement of, or at the direction of, Diamond;

(8)	resulting from the announcement of the Transaction Agreement or the Transactions, including any employee departures;

(9)	any deterioration in the business, financial condition or results of operations of the Pringles Business that does not arise out of:

—	any breach of the Transaction Agreement or the Separation Agreement by P&G or the Pringles Company,

—	any extraordinary event of a nature described in the third or fourth bullets in this list (which will be considered to the extent that it disproportionately affects the Pringles Business as compared to similarly situated businesses in the same industry within the United States), or

—	a product recall required under applicable law of the Pringles Business’ products or out of a product tampering event that involves tampering with the Pringles Business’ products (which will be considered to the extent that it disproportionately affects the Pringles Business as compared to similarly situated businesses in the same industry within the United States), or

(10)	changes in laws or accounting principles;

except, with respect to clauses (1), (2), (3), (4) or (10) in the preceding list, to the extent that the Pringles Business is disproportionately affected as compared to similarly situated businesses in the same industry in the United States.

The term “material adverse effect,” when used with respect to Diamond, is defined in the Transaction Agreement to mean: any circumstance, change, development, condition or event that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of Diamond and its subsidiaries taken as whole over a period of more than two full fiscal years beginning with the current fiscal year of Diamond, or a change in employment status of Diamond’s senior management as of the date of the Transaction Agreement that is reasonably likely to have a material adverse effect on Diamond’s future prospects. With respect to Diamond, the term “material adverse effect” does not include the effect of any circumstance, change, development, condition or event:

(1)	arising from or relating to the industry in which Diamond competes in general;

(2)	arising from or relating to the U.S. general economy or the general economy in other geographic areas in which Diamond operates;

(3)	arising out of political conditions, including acts of war, armed hostilities and terrorism;

(4)	resulting from natural disasters;

(5)	resulting from compliance by Diamond and Merger Sub with their covenants in the Transaction Agreement;

(6)	arising out of or resulting from the failure of the financial or operating performance of Diamond to meet internal forecasts or budgets for any period prior to, on or after the date of the Transaction Agreement (but the underlying reason for the failure to meet the forecasts or budgets may be considered);

(7)	arising out of any action taken or not taken by Diamond with the consent or agreement of, or at the direction of, P&G;

(8)	resulting from the announcement of the Transaction Agreement or the Transactions, including any employee departures;

(9)	changes in laws or accounting principles; or

(10)	changes in the trading price or trading volume of Diamond common stock (but the underlying reason for such changes may be considered);

except, with respect to clauses (1), (2), (3), (4) or (9) in the preceding list, to the extent that Diamond is disproportionately affected as compared to similarly situated businesses in the same industry and geographic areas.

Covenants

Each of Diamond and Merger Sub, on the one hand, and P&G and the Pringles Company, on the other hand, have undertaken certain covenants in the Transaction Agreement restricting the conduct of their respective businesses between the date the Transaction Agreement was signed and the completion of the Transactions. Stockholders are urged to read carefully the sections of the Transaction Agreement entitled “Conduct Of Snacks Business Pending The Closing” and “Conduct of Acquiror Pending The Closing.”

Efforts to Close

Diamond, Merger Sub, P&G and the Pringles Company have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary on its part under the Transaction Agreement and applicable laws and regulations to consummate the Transactions as promptly as practicable, provided however, (i) P&G will not be required to make any payments, incur any liability or grant any accommodation to any third party; (ii) P&G will not be required to sell, license or otherwise dispose of any assets or interests; and (iii) Diamond will not be required to sell, license or otherwise dispose of any assets or interests that would be materially adverse to the business, financial condition or results of operations of Diamond. These actions include complying with all applicable notification, reporting and other requirements, including filing all required notifications under the Hart-Scott-Rodino Act. In addition, P&G and

Diamond agree to use their respective reasonable best efforts to prepare, make and obtain any notices, reports or other filings to be made or consents registrations, permits or authorizations to be obtained from any governmental authority, subject to the limitations set forth above. Diamond and P&G also agreed to take all necessary steps to eliminate impediments under any antitrust, competition or trade regulation law that may be asserted by any governmental authority with respect to the Transactions. Diamond has agreed to propose, negotiate, cooperate with P&G and effect (or permit P&G to effect), by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets or businesses of the Pringles Business (or otherwise take any action that limits the freedom of action with respect to, or its ability to retain, any of its businesses, product lines, or assets or those of the Pringles Business) as may be required in order to avoid the entry of, or to effect the dissolution of, any governmental order (whether temporary, preliminary or permanent), which would otherwise have the effect of preventing the consummation of the Transactions, provided however, Diamond will not be required to offer or agree to sell, divest, dispose of or take such other action where the effect of such action would be materially adverse to the business, financial condition or results of operations of Diamond.

Stockholders Meeting

Diamond has agreed to call a special meeting of its stockholders for the purpose of voting to authorize the issuance of shares of Diamond common stock in the Merger. Diamond has also agreed to deliver a proxy statement to its stockholders in accordance with applicable law and its organizational documents.

In addition, subject to certain exceptions as described in “—Non-Solicitation and Board Recommendation,” Diamond’s board of directors is obligated to recommend that Diamond stockholders approve the issuance of shares of Diamond common stock in the Merger and include that recommendation in its proxy statement.

Fees and Expenses

The Transaction Agreement provides that, generally, all fees and expenses incurred by P&G, the Pringles Company, or any of their subsidiaries in connection with the Transaction Agreement or other agreements contemplated in connection with the Transactions will be paid by P&G, whether or not the Transactions are completed, and all fees and expenses incurred by Diamond, Merger Sub or any of their subsidiaries in connection with the Transaction Agreement or other agreements contemplated in connection with the Transactions will be paid by Diamond, whether or not the Transactions are completed, except that:

•

regardless of whether the Transactions are completed, P&G and Diamond will share equally any required filing fee in respect of any notice submitted under the Hart-Scott-Rodino Act and the fees and expenses of printers used by P&G and Diamond in connection with the preparation of certain required filings with the SEC including the registration statements of which this prospectus forms a part; and

•

regardless of whether the Transactions are completed, Diamond will reimburse P&G for costs and expenses of the Pringles Company or P&G on behalf of the Pringles Company incurred in connection with the Pringles Company’s entry into arrangements relating to the Pringles Debt, unless Diamond terminates the Transaction Agreement because P&G or the Pringles Company breaches any of its representations and warranties or covenants and agreements contained in the Transaction Agreement, which breach would give rise to the failure of a condition in the Transaction Agreement and could not be cured within 60 days of written notice to P&G of such breach.

In addition, Diamond will be responsible to pay P&G certain fees in the event the Transaction Agreement is terminated under certain circumstances, namely:

•

$60.0 million, plus up to $6.0 million of out-of-pocket expenses incurred by P&G in connection with the Transactions, if (a) the Transaction Agreement is terminated because stockholder approval is not obtained upon a vote at the Diamond stockholders meeting, (b) prior to the termination, any person makes a Diamond Takeover Proposal (which for purposes of determining whether a Diamond Takeover Proposal exists under this clause, references to “15%” and “85%” in the definition below will be deemed to be “50%”) that was publicly disclosed after the date of the Transaction Agreement, and

(c) within 12 months following such termination, (i) a Diamond Acquisition shall have been consummated or (ii) Diamond shall have entered into a definitive agreement providing for the consummation of a Diamond Acquisition, and such Diamond Acquisition shall subsequently have been consummated;

•

$60.0 million, plus up to $6.0 million of out-of-pocket expenses incurred by P&G in connection with the Transactions, if (a) the Transaction Agreement is terminated because the closing of the Transactions does not occur prior to June 30, 2012, (b) prior to the termination, any person makes a Diamond Takeover Proposal (which for purposes of determining whether a Diamond Takeover Proposal exists under this clause, references to “15%” and “85%” in the definition below will be deemed to be “50%”) that was publicly disclosed after the date of the Transaction Agreement, (c) either (i) in the event that the Diamond stockholder approval has not obtained at the time of such termination, Diamond breached its obligation to obtain such Diamond stockholder approval or (ii) in the event that the a preliminary or permanent injunction or other order has been issued making it unlawful to consummate the Transactions or not all applicable waiting periods under the Hart-Scott-Rodino Act and the other antitrust laws set forth in the P&G disclosure letter have terminated or expired at the time of such termination, Diamond breached its obligations under the Transaction Agreement to seek and obtain regulatory approval for the Transactions, and (d) within 12 months following such termination, (i) a Diamond Acquisition shall have been consummated or (ii) Diamond shall have entered into a definitive agreement providing for the consummation of a Diamond Acquisition, and such Diamond Acquisition shall subsequently have been consummated; or

•

$60.0 million, plus up to $6.0 million of out-of-pocket expenses incurred by P&G in connection with the Transactions, if P&G terminates the Transaction Agreement because Diamond’s board of directors or any committee thereof withdraws, or modifies in a manner adverse to P&G or the Pringles Company or publicly proposes to withdraw or modify in a manner adverse to P&G or the Pringles Company, its approval or recommendation of the Transaction Agreement or any of the Transactions, fails to recommend, or continue to recommend, that Diamond’s stockholders approve the issuance of shares of Diamond common stock in the Merger, or approves or recommends, or proposes publicly to approve or recommend, a “Diamond Takeover Proposal,” as defined below, or if Diamond deliberately breaches its non-solicitation covenant summarized below.

A “Diamond Acquisition” means any of the following transactions (other than the Transactions):

•

a merger, consolidation or business combination involving Diamond pursuant to which the stockholders of Diamond immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction, or any direct or indirect parent thereof; or

•

the acquisition by any person, directly or indirectly, of over 50% of the equity securities or consolidated assets of Diamond or assets or business that constitute over 50% of the consolidated revenues or net income of Diamond.

A “Diamond Takeover Proposal” means:

•

any proposal for a merger, consolidation, dissolution, recapitalization or other business combination involving Diamond pursuant to which the stockholders of Diamond immediately preceding such transaction hold securities representing less than 85% of the total outstanding voting power of the surviving or resulting entity of such transaction (or parent entity of such surviving or resulting entity);

•	any proposal or offer for the issuance by Diamond of over 15% of its equity securities as consideration for the assets or securities of another person; or

•

any proposal or offer to acquire in any manner, directly or indirectly, over 15% of the equity securities or consolidated assets of Diamond, or assets or business that constitute over 15% of the consolidated revenues or net income of Diamond, in each case other than the Transactions.

Conduct of the Pringles Business

In addition, pursuant to the Transaction Agreement, P&G and the Pringles Company made certain covenants to Diamond and Merger Sub regarding the operation of the Pringles Business.

Except as provided for in the Transaction Agreement, from the execution date of the Transaction Agreement until the closing date of the Transactions, P&G and the Pringles Company are required to conduct the Pringles Business in the ordinary and usual course consistent in all material respects with past practice. Notwithstanding the previous sentence, P&G may take actions as it determines in good faith are commercially reasonable to respond to events resulting, in whole or in part, from the announcement of the Transaction Agreement and to preserve the Pringles Business and existing employee, customer and supplier relationships (including replacing certain employees of the Pringles Business who cease to be employed by P&G and its subsidiaries).

From the execution date of the Transaction Agreement to the closing of the Transactions, neither P&G nor any of its subsidiaries will take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken, which could (1) cause the Merger to fail to qualify as a tax-free reorganization under section 368(a) of the Code or (2) cause gain or loss to be recognized by P&G (other than with respect to a portion of the Recapitalization Amount), or by P&G stockholders, in connection with the Distribution.

Except as provided in the Transaction Agreement, P&G and the Pringles Company will not and will cause their subsidiaries not to, without the prior written consent of Diamond (generally not to be unreasonably withheld, conditioned or delayed):

•

sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber or authorize the sale, pledge, disposition, grant, transfer, lease, guarantee or encumbrance of any of the acquired property or assets that are (or would otherwise be) Pringles Company assets (other than inventory) pursuant to the Separation Agreement, other than in the ordinary course of business and consistent in all material respects with past practice, including any contract for the sale of obsolete or unused equipment;

•

acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any person or any division thereof or any of the acquired assets, other than in the ordinary course of business in a manner consistent in all material respects with past practice;

•

other than liabilities that will not be liabilities of the Pringles Company, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money;

•

in the case of the Pringles Company and its subsidiaries, issue or authorize any issuance of any shares of its common stock, or any options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to its common stock or any capital stock equivalent or other nominal interest, other than the issuance of shares of Pringles Company common stock to P&G and the Distribution;

•

(1) make any material change in accounting or tax reporting or accounting principles, methods or policies, except as required by a change in GAAP, or (2) make, change or revoke any material tax election or method of accounting on which tax reporting is based, settle any material tax claim, enter into any material tax closing agreement, or amend any tax return, if, with respect to (2), any such action would increase the Pringles entities’ tax obligations following the closing of the Transactions and, in the case of each action described in this bullet point, to the extent it relates solely to the Pringles Business;

•

adopt or amend any compensation and benefit plans or increase the salaries, wage rates, target bonus opportunities or equity based compensation of Pringles employees, in each case except (1) in the ordinary course of business consistent with past practice, (2) in connection with the adoption or amendment of compensation and benefit plans (or other practices) that are applicable generally to P&G

Group employees in the relevant jurisdictions, or (3) as required (a) to comply with applicable law, (b) by the terms of any compensation and benefit plan, or (c) by any agreement of P&G or any of its subsidiaries in effect on the date of the Transaction Agreement, the existence of which agreement does not constitute a breach of any representation, warranty or covenant in the Transaction Agreement;

•

amend, modify, terminate (partially or completely), grant any waiver under or give any consent with respect to, or enter into any agreement to amend, modify, terminate (partially or completely), grant any waiver under or give any consent with respect to, certain material agreements of the Pringles Company, or enter into any contract that if in effect on the date of the Transaction Agreement would be such a material agreement; or

•	agree to take any of the foregoing actions.

Conduct of Diamond’s Business

Diamond and Merger Sub made certain covenants to P&G and the Pringles Company regarding the operation of Diamond’s business.

Except as provided for in the Transaction Agreement, from the execution date of the Transaction Agreement until the closing date of the Transactions, Diamond and its subsidiaries are required to conduct their respective operations in all material respects in the ordinary and usual course consistent in all material respects with past practice.

From the execution date of the Transaction Agreement to the closing of the Transactions, neither Diamond nor any of its subsidiaries will take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken, which could (1) cause the Merger to fail to qualify as a tax-free reorganization under section 368(a) of the Code or (2) cause gain or loss to be recognized by P&G, or by P&G stockholders, in connection with the Distribution.

Except as provided in the Transaction Agreement, Diamond will not and will cause its subsidiaries not to, without the prior written consent of P&G (generally not to be unreasonably withheld, conditioned or delayed):

•	amend or otherwise change its articles of incorporation or bylaws, except for the amendment to Diamond’s articles of incorporation contemplated in connection with the Transactions;

•

sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber or authorize the sale, pledge, disposition, grant, transfer, lease, guarantee or encumbrance of any property or assets, other than (1) in the ordinary course of business and consistent in all material respects with past practice, or (2) not in the ordinary course of business and consistent with past practice but not in excess of $1,000,000 individually or in the aggregate, other than the grant of any security interests securing obligations pursuant to the Diamond’s existing credit agreement or any refinancing thereof;

•

declare, set aside, make or pay any dividends or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than (1) regular quarterly cash dividends not in excess of $0.05 per share of Diamond common stock declared and paid in the ordinary course and consistent with past practice; (2) dividends payable by a wholly owned subsidiary of Diamond to Diamond or another wholly owned subsidiary), enter any agreement with respect to the voting of its capital stock, or purchase or otherwise acquire, directly or indirectly, any Diamond equity interests; and (3) repurchases of shares of Diamond common stock pursuant to restricted stock purchase agreements or stock option exercise agreements under which Diamond has the right to repurchase such shares;

•

reclassify, combine, split or subdivide, directly or indirectly, any of its capital stock, or issue or authorize the issuance of any Diamond common stock or any options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to Diamond common stock or any capital stock equivalent or other nominal interest in Diamond or any of its subsidiaries (other than in connection with the exercise of currently outstanding stock options and equity awards under existing Diamond compensation and benefit plans, or the grant of new equity awards to service providers of Diamond in an amount not to exceed 1,000,000 shares of Diamond common stock in the aggregate);

•

acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any person or any division thereof or any assets, other than (1) in the ordinary course of business in a manner consistent in all material respects with past practice, or (2) otherwise not in excess of $1,000,000 in the aggregate after the date of the Transaction Agreement;

•

incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, except for (1) indebtedness for borrowed money incurred in the ordinary course of business or in connection with transactions otherwise permitted by the Transaction Agreement or any ancillary agreement, (2) indebtedness incurred to refinance any existing indebtedness or (3) other indebtedness for borrowed money under existing credit facilities;

•

(1) make any material change in accounting or tax reporting principles, methods or policies, except as required by a change in GAAP, or (2) make, change or revoke any material tax election or method of accounting on which tax reporting is based, settle or compromise any material tax claim or liability, enter into any material tax closing agreement, or amend any tax return, if, with respect to (2), any of these actions would increase the tax obligations of Diamond or any of its subsidiaries following the closing of the Transactions; or

•	agree to take any of the foregoing actions.

Non-Solicitation and Board Recommendation

The Transaction Agreement provides that Diamond will not, and will not permit its subsidiaries, officers, employees, agents, advisors, directors or other representatives to:

•	solicit, initiate or knowingly encourage the submission of a Diamond Takeover Proposal (as defined in “—Fees and Expenses”); or

•	participate in any discussions or negotiations or furnish to any person information with respect to or take any other actions to knowingly facilitate a Diamond Takeover Proposal.

However, prior to the vote of the Diamond stockholders to approve the Transactions, Diamond may furnish certain information pursuant to a confidentiality agreement or participate in negotiations if the failure to take such actions would be inconsistent with the fiduciary duties of the board of directors of Diamond to the stockholders of Diamond under applicable law, as determined in good faith after consulting with outside legal counsel, in response to a bona fide, written Diamond Takeover Proposal:

•

that is made by a person Diamond’s board of directors determines, in good faith, after consulting with outside counsel and independent financial advisors, is reasonably capable of making a “Diamond Superior Proposal,” as defined below;

•

that the board of directors of Diamond determines, in good faith, after consulting with its independent financial advisor, constitutes or is reasonably likely to lead to a Diamond Superior Proposal; and

•	that was not solicited by Diamond and that did not otherwise result from a breach of the non-solicitation covenant.

A “Diamond Superior Proposal” means any bona fide proposal made by a third party to acquire more than 50% of the equity securities or all or substantially all the assets of Diamond, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of all or substantially all its assets or otherwise, on terms which the board of directors of Diamond determines in its good-faith judgment after consulting with its independent financial advisor:

•

to be superior from a financial point of view to the holders of Diamond common stock than the Transactions, taking into account all the terms and conditions of such proposal and the Transaction Agreement (including any proposal by P&G to amend the terms of the Transactions); and

•	is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal.

The Transaction Agreement also provides that Diamond’s board of directors or any of its committees will not:

•

withdraw or modify in a manner adverse to P&G or the Pringles Company, or publicly propose to withdraw or modify in a manner adverse to P&G or the Pringles Company, the approval, recommendation or declaration of advisability by the board of directors of Diamond of the Transaction Agreement, the ancillary agreements or any of the Transactions, including the approval of the Transactions;

•	approve, adopt or recommend any agreement relating to a Diamond Takeover Proposal; or

•	approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Diamond Takeover Proposal.

Notwithstanding the foregoing, if, prior to the Diamond stockholder vote to approve the Transactions, Diamond’s board of directors receives a Diamond Superior Proposal, and reasonably determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties to the stockholders of Diamond under applicable law, then on the fifth business day following written notice to P&G, Diamond’s board of directors may withdraw or modify its recommendation to the stockholders to approve the Transactions and, in connection therewith, recommend such Diamond Superior Proposal, provided that (1) during such five-day period Diamond will negotiate in good faith with P&G regarding any modifications to the Transaction Agreement proposed by P&G; and (2) in the event of any material change of such Diamond Superior Proposal, Diamond must have delivered to P&G an additional notice and the notice period must have recommenced, unless the event requiring notice occurred less than five business days prior to the Diamond stockholder meeting, in which case Diamond will deliver notice to P&G as promptly as practicable.

In all cases, the Transaction Agreement provides that Diamond must, as promptly as reasonably practicable (and in any case within one business day following receipt by Diamond), advise P&G orally and in writing of any Diamond Takeover Proposal or any inquiry that with respect to or that would reasonably be expected to lead to any Diamond Takeover Proposal, and the identity of the person making any such Diamond Takeover Proposal or inquiry and the material terms of any such Diamond Takeover Proposal or inquiry.

Pringles Debt

As a condition to closing in the Transaction Agreement, the Pringles Company must receive a bank letter, in a form substantially identical to the form of such letter delivered to P&G in connection with the execution of the commitment letter for the Pringles Company credit facility. In general, the bank letter will state that, in the view of the relevant financial institution and subject to reasonable and customary assumptions, the Pringles Company (or Merger Sub after the consummation of the Merger) could be expected to borrow the principal amount of the Pringles Company credit facility without a guarantee or other form of credit support from Diamond, although such financing may be on terms less favorable than those contained in the Pringles Company credit facility.

The Pringles Company credit facility will remain outstanding for at least one year plus one day following the closing date (the “One-Year Period”), the Pringles Company will remain the primary obligor on the facility at all times during such One-Year Period, and none of Diamond, the Pringles Company, Merger Sub or any of their affiliates will take any action that might reasonably be expected to result in a “significant modification” of the Pringles Company credit facility within the meaning of Treasury Regulation § 1.1001-3(e), subject to certain limited exceptions. However, (1) upon consummation of the Merger, Merger Sub will assume the obligations under the Pringles Company credit facility by operation of law, and Diamond will be permitted to guarantee Merger Sub’s obligations under the facility, although Merger Sub must remain the primary obligor on the facility at all times during the One-Year Period; and (2) after the Merger, upon receipt of an additional bank letter, Merger Sub can refinance the Pringles Company credit facility with new debt that is issued by Merger Sub as the primary obligor and that has a maturity date that does not occur before the end of the One-Year Period (any such refinancing, a “Refinancing”), and Diamond can guarantee Merger Sub’s obligations under any Refinancing, although Merger Sub must remain the primary obligor under any Refinancing at all times during the One-Year Period. Additionally, Merger Sub may prepay, in whole or in part, the Pringles Company credit facility or the Refinancing, in each case, solely (a) out of Merger Sub’s and its subsidiaries’ operating cash flows generated on or after the closing date of the Merger, or (b) as otherwise required by the terms of the Pringles Company credit facility or the Refinancing which, in the latter case, must have the same mandatory prepayment terms as the Pringles Company credit facility.

P&G and Diamond will cooperate in a commercially reasonable manner with the Pringles Company in connection with completing the Pringles Company credit facility, including:

•

using (and causing their respective subsidiaries to use) commercially reasonable efforts to assist the Pringles Company in satisfying all conditions precedent to be satisfied by the Pringles Company or any Pringles Company subsidiary in the documentation relating to the Pringles Company credit facility;

•	providing information regarding the Pringles Business that is reasonably requested by the financing sources and their representatives;

•	permitting the financing sources and their representatives access to the Pringles Business and Diamond’s business, respectively;

•	participating in meetings with prospective lenders;

•	participating in bank meetings in connection with the financing;

•	participating in meetings with other parties deemed appropriate;

•	participating in drafting sessions relating to the offering materials for the financing contemplated by the commitment letter providing for the Pringles Company credit facility;

•

causing members of their respective accounting firms to respond to reasonable inquiries relating to the offering materials for the financing contemplated by the commitment letter providing for the Pringles Company credit facility;

•	using commercially reasonable efforts to ensure that syndication efforts benefit materially from existing lending relationships; and

•	using commercially reasonable efforts to assist with obtaining public ratings for the Pringles credit facility.

The Pringles Company will reasonably consult with Diamond with respect to its efforts to complete the documentation relating to, and its receipt of funds pursuant to, the Pringles Company credit facility.

Diamond Financing

The Transaction Agreement provides that Diamond will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or appropriate to (1) obtain the refinancing of Diamond’s existing bank facility, including using reasonable best efforts to satisfy on a timely basis all conditions applicable to Diamond that are within its control, (2) on or prior to the closing date, enter into definitive financing agreements with respect to the refinancing of Diamond’s existing bank facility, (3) consummate the refinancing of Diamond’s existing bank facility at or prior to the closing of the Transactions, and (4) enforce its rights under all related credit documents.

If any of the refinancing of Diamond’s existing bank facility (or any related definitive financing agreement) expires or is terminated prior to the closing of the Transactions, in whole or in part, for any reason, Diamond will (1) promptly notify P&G of such expiration or termination and the reasons therefor and (2) use its reasonable best efforts promptly to arrange for alternative financing to replace the financing contemplated by such expired or terminated commitments or agreements. If the refinancing of Diamond’s existing bank facility (or any alternative financing) has not been obtained, Diamond will continue to be obligated to consummate the Transactions and effect the closing of the Transactions on the terms contemplated by the Transaction Agreement.

Diamond will provide to P&G copies of all documents related to the refinancing of Diamond’s existing bank facility and keep P&G reasonably informed of material developments in respect of the financing process. No amendment of the documentation relating to the refinancing of Diamond’s existing bank facility will obligate the Pringles Company or any of its subsidiaries to grant a security interest in connection with such refinancing prior to the closing date of the Merger. P&G and its affiliates have no responsibility in connection with the refinancing of Diamond’s existing bank facility that it may pursue in connection with the Transactions. Any document prepared or utilized in connection with such financing activities that includes any information provided by P&G or any of its affiliates, including any offering memorandum, banker’s book or similar document or any other offering materials will (1) state that neither P&G nor any of its affiliates have any responsibility for the content of such document and (2) disclaim all responsibility therefor on the part of P&G or its affiliates and their respective agents, other than information with respect to the Pringles Business provided by P&G and its affiliates for inclusion therein.

Diamond will indemnify and hold harmless P&G and its representatives from and against any and all liabilities suffered or incurred by any of them in connection with the refinancing of Diamond’s existing bank facility and any information utilized in connection therewith other than liabilities arising as a result of (1) gross negligence or willful misconduct by P&G or any of its representatives or (2) a breach by P&G of any of its obligations under the Transaction Agreement. P&G will not be required to pay any commitment or similar fee or incur any liability with respect to the commitment letter providing for the refinancing of Diamond’s existing bank facility or the credit facilities contemplated thereby, and Diamond will, promptly upon request by P&G, reimburse P&G for all reasonable out-of-pocket costs and expenses incurred in connection therewith.

Stock Exchange Listing

Diamond will use its best efforts to ensure that its stock issued in the Merger is authorized for listing on the NASDAQ prior to the closing date of the Transactions.

Indemnification

From and after the closing of the Transactions, P&G and Diamond have agreed to indemnify and hold harmless the other, as well as their respective directors, officers, employees and agents, from and against any and all losses arising out of or related to (1) breaches by the indemnifying party of its covenants in the Transaction Agreement relating to confidentiality, cooperation in tax matters, access to certain information about the other party’s business and employee matters and (2) inaccuracies in the information provided by the indemnifying party to the other party for inclusion in SEC filings.

Other Covenants and Agreements

The Transaction Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Transaction Agreement) relating to:

•

notification by each party to the other of any notice of a consent that may be required in connection with the Transactions, any action commenced or threatened relating to the completion of the Transactions and any change that may have a material adverse effect;

•	cooperation with respect to any public announcements regarding the Transactions;

•	cooperation among the parties relating to the prompt preparation and filing of certain required filings with the SEC;

•	cooperation in amending any of the transaction documents to the extent reasonably requested by either party to enable its counsel to deliver the tax opinions contemplated by the Transaction Agreement;

•	providing to Diamond interim financial statements;

•	cooperation with respect to the preparation of all documents and the making of all filings required in connection with the Distribution; and

•	the negotiation in good faith of an agreement providing for the supply of Olestra by P&G to the Pringles Company following the closing date.

Conditions to the Merger

The respective obligations of Diamond, Merger Sub, P&G and the Pringles Company to consummate the Transactions are subject to the satisfaction of the following additional conditions:

•	the Diamond stockholders will have approved the issuance of shares of Diamond common stock in the Merger at the special meeting;

•	no preliminary or permanent injunction or other order will have been issued that would make the completion of the Transactions unlawful;

•	the Diamond common stock to be issued in the Merger will have been authorized for listing on the NASDAQ, subject to notice of official issuance;

•

certain required filings with the SEC will have become effective under the Securities Act of 1933 and will not be the subject of any stop order or proceedings seeking a stop order, and (1) if the Distribution is effected in whole or in part as a split-off, the offer period in the exchange offer required by applicable securities laws will have expired or (2) if the Distribution is effected in whole or in part as a spin-off, the applicable notice periods required by applicable stock exchange rules or securities laws will have expired;

•

any waiting period will have expired or been terminated and all required governmental approvals shall have been obtained or deemed to be obtained, in each case, under the Hart-Scott-Rodino Act and the other antitrust laws set forth in the P&G disclosure letter;

•

the notifications to the works councils, economic committees, unions and any other representative bodies identified in the P&G disclosure letter shall have been made, all required consultations shall have been conducted and with respect to each identified jurisdiction, either (1) a motivated opinion shall have been obtained from each applicable works council, economic committee, union and other representative body or (2) the closing shall be permitted under local law without such motivated opinion; and

•	the Separation, the recapitalization of the Pringles Company and the Distribution will have occurred.

In addition, the obligation of Diamond to consummate the Transactions is subject to the satisfaction of the following additional conditions:

•	all covenants of P&G under the Transaction Agreement and the ancillary agreements to be performed on or before the closing of the Merger will have been performed by P&G in all material respects;

•

the representations and warranties of P&G with respect to the capital structure of the Pringles Company will be true and correct in all but de minimis respects as of the closing date with the same effect as though made on the closing date;

•

since December 31, 2010, there has not occurred any event, occurrence or condition which has had or would reasonably be expected to have a material adverse effect with regards to the Pringles Business;

•

the other representations and warranties of P&G will be true and correct in all respects at and as of the closing date of the Merger (except for representations and warranties made as of a date other than the date of the Transaction Agreement, which will be true and correct only as of the specified date), with only such exceptions as have not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Pringles Business;

•	P&G will have delivered to Diamond an officer’s certificate to the effect that each of the conditions specified in the preceding four bullet points have been satisfied; and

•

Diamond will have received a written opinion, dated as of the closing date of the Merger, from Fenwick & West LLP, its special tax counsel, to the effect that the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code.

In addition, the obligation of P&G to consummate the Transactions is subject to the satisfaction of the following conditions:

•

all covenants of Diamond under the Transaction Agreement and the ancillary agreements to be performed on or before the closing of the Merger will have been performed by Diamond in all material respects;

•

the representations and warranties of Diamond with respect to its capital structure will be true and correct in all but de minimis respects as of the closing date with the same effect as though made on the closing date;

•	since January 31, 2011, there will not have occurred any event, occurrence or condition which has had or would reasonably be expected to have a material adverse effect with regards to Diamond;

•

the other representations and warranties of Diamond will be true and correct in all respects at and as of the closing date of the Merger (except for representations and warranties made as of a date other than the date of the Transaction Agreement, which will be true and correct only as of the specified date), with only such exceptions as have not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Diamond;

•	Diamond will have delivered to P&G an officer’s certificate to the effect that each of the conditions specified in the preceding four bullet points have been satisfied;

•

P&G will have received a written opinion, dated as of the closing date of the Merger, from Cadwalader, Wickersham & Taft LLP, its special tax counsel, to the effect that the Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code;

•

P&G will have received a written opinion, dated as of the closing date of the Merger, from Cadwalader, Wickersham & Taft LLP, its special tax counsel, to the effect that (1) the Separation, taken together with the Distribution, should qualify as a tax-free reorganization pursuant to section 368(a)(1)(D) of the Code, (2) the Distribution, as such, should qualify as a distribution of Pringles Company common stock to P&G shareholders pursuant to section 355 of the Code, and (3) the Merger should not cause section 355(e) of the Code to apply to the Distribution;

•

the Pringles Company will have received a bank letter, in a form substantially identical to the form of such letter delivered to P&G in connection with the execution of the commitment letter for the Pringles Company credit facility;

•

if P&G elects to effect the Distribution by way of an exchange offer, the Minimum Condition shall have been satisfied; provided, however, that (1) at any time prior to the closing date, P&G in its reasonable judgment and after consultation with Diamond may increase the Minimum Condition by the minimum amount necessary to ensure that shareholders of P&G will be treated for purposes of section 355(e) of the Code as acquiring at least 52.50% of the outstanding shares of Diamond common stock pursuant to the Merger (the “Revised Minimum Condition), (2) if applicable, P&G in its reasonable judgment and after consultation with Diamond will modify the terms of the exchange offer to the extent necessary to permit P&G to attempt to satisfy the Revised Minimum Condition and (3) the parties will reasonably cooperate in connection with the foregoing clauses (1) and (2); and

•	the incurrence of the Pringles Debt will have been completed.

Termination of the Transaction Agreement

The Transaction Agreement may be terminated and the Transactions may be abandoned at any time prior to the closing date in the following manner:

•	by mutual written consent of P&G and Diamond;

•	by either P&G or Diamond if:

—	upon a vote at a duly held stockholders’ meeting the Diamond stockholders do not approve the issuance of shares of Diamond common stock in the Merger;

—	the closing date does not occur on or prior to June 30, 2012, unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the Transaction Agreement to perform or observe in all material respects the covenants and agreements of such party under the Transaction Agreement; or

—	any law makes the completion of the Transactions illegal or otherwise prohibited (other than those having only an immaterial effect and that do not impose criminal liability or penalties) or any governmental authority takes any action permanently restraining, enjoining or otherwise prohibiting any material component of the Transactions and such action becomes final and non-appealable;

•	by P&G if:

—	Diamond’s board of directors or any committee thereof withdraws, or modifies in a manner adverse to P&G or the Pringles Company or publicly proposes to withdraw or modify in a manner adverse to P&G or the Pringles Company, its approval or recommendation of the Transaction Agreement or any of the Transactions, fails to recommend, or continue to recommend, to Diamond’s stockholders that they approve the issuance of shares of Diamond common stock in the Merger, or approves or recommends, or proposes publicly to approve or recommend, any Diamond Takeover Proposal;

—	Diamond deliberately breaches its non-solicitation covenants;

—	Diamond or Merger Sub breaches any of its representations and warranties or covenants and agreements contained in the Transaction Agreement, which breach would give rise to the failure of a condition in the Transaction Agreement and could not be cured within 60 days of written notice to Diamond of such breach;

—	any of P&G’s conditions to its obligations to consummate the Transactions become incapable of fulfillment and are not waived by P&G; or

—	P&G has commenced an exchange offer and such exchange offer is not consummated as a result of the failure of the Minimum Condition or the Revised Minimum Condition to be satisfied on the originally scheduled expiration date of such exchange offer.

•	by Diamond if:

—	P&G or the Pringles Company breaches any of its representations and warranties or covenants and agreements contained in the Transaction Agreement, which breach would give rise to the failure of a condition in the Transaction Agreement and could not be cured within 60 days of written notice to P&G of such breach; or

—	any of Diamond’s conditions to its obligation to consummate the transactions become incapable of fulfillment and are not waived by Diamond.

Effect of Termination

In the event of termination by P&G or Diamond, written notice will be given to the other party and the Transaction Agreement and the ancillary agreements contemplated by the Transaction Agreement will be terminated. Each party will return documents, copies and other materials received from the other party.

If the Transaction Agreement is terminated, it will become void and of no effect, except that the provisions related to termination fees and expenses, the miscellaneous provisions and the termination section will survive the termination.

In addition, Diamond may be responsible to pay P&G certain fees as described under “—Fees and Expenses.”

Indemnification and Survival

Except as provided in the Tax Matters Agreement, no representations and warranties, covenants and agreements of Diamond, Merger Sub, the Pringles Company and P&G will survive the closing date, except (1) covenants that by their terms are to be performed in whole or in part after the closing date and (2) warranties and representations in the Transaction Agreement relating to inaccuracies in the information provided by the indemnifying party to the other party for inclusion in SEC filings, which survive for one year following the closing date.

THE SEPARATION AGREEMENT

The following is a summary of the material provisions of the Separation Agreement. This summary is qualified in its entirety by the Separation Agreement, which is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the Separation Agreement and not by this summary or any other information included in this prospectus. You are urged to read the Separation Agreement carefully and in its entirety. See also “Where You Can Find More Information; Incorporation by Reference.”

Overview

The Separation Agreement provides for the Separation of the Pringles Business from P&G. Among other things, the Separation Agreement specifies the assets of P&G and certain of its subsidiaries related to the Pringles Business to be transferred to, and liabilities of P&G and certain of its subsidiaries related to the Pringles Business to be assumed by, the Pringles Company and its subsidiaries, and sets forth when and how these transfers and assumptions will occur. The Separation Agreement also includes procedures by which P&G and the Pringles Company will become separate and independent companies. The matters addressed by the Separation Agreement include, without limitation, the matters described below.

Transfer of the Pringles Business and Assumption of Liabilities

Subject to the terms and conditions contained in the Separation Agreement:

•

P&G or a subsidiary of P&G will transfer to the Pringles Company or a subsidiary of the Pringles Company certain assets associated with the Pringles Business, and the Pringles Company or a subsidiary of the Pringles Company will assume certain liabilities related to the Pringles Business;

•

P&G will cause the Pringles Company (or any relevant subsidiaries of the Pringles Company or P&G at such time) to transfer certain assets to P&G or one of P&G’s subsidiaries (i.e., certain assets which the parties have agreed are being excluded from the transfer of the Pringles Business to the Pringles Company as part of the Separation), and P&G or one of its subsidiaries will assume certain liabilities (i.e., certain liabilities which the parties have agreed are being excluded from the transfer of the Pringles Business to the Pringles Company as part of the Separation); and

•	following the Distribution, the parties will transfer any misallocated assets or liabilities to such other party as such party would have been entitled to under the Separation Agreement.

The assets to be transferred or assigned to the Pringles Company or one of its subsidiaries include the following, to the extent that they are owned by P&G or its subsidiaries at the business transfer time:

•

all of the tangible personal property, inventory, real property, claims, governmental licenses and permits, prepaid expenses, software and contracts that are exclusively used in the Pringles Business, including items listed on specified schedules;

•	all of the equity interests of certain specified subsidiaries of P&G;

•	all of the books and records that exclusively relate to the Pringles Business;

•	all rights to causes of action, lawsuits, judgments, claims, counterclaims and demands exclusively related to the Pringles Business;

•	all assets with respect to certain Pringles Company employees under certain Pringles Business pension plans;

•	all intellectual property exclusively related to the Pringles Business (including those listed on a specified schedule) and all goodwill of the Pringles Business; and

•	subject to certain exceptions including in respect of specifically enumerated excluded assets, any other assets held by P&G or its subsidiaries that are exclusively related to the Pringles Business.

The liabilities that would be assumed by the Pringles Company or one of its subsidiaries include the following, to the extent that they are liabilities of P&G and its subsidiaries as of the business transfer time:

•

all of the liabilities that are identified on a specified balance sheet of the Pringles Business and all liabilities incurred subsequent to the date of this balance sheet that are of a nature that they would have been included on that balance sheet had they been incurred as of that date, subject to certain adjustments;

•	all liabilities of the Pringles Business related to product recalls and returns, coupon obligations and promotional activities;

•	all liabilities of the Pringles Business related to litigation and non-compliance with laws;

•	all liabilities under the Pringles Debt;

•	all liabilities for state workers’ compensation claims for Pringles Business employees who continue employment with Diamond after the Merger;

•	all liabilities arising out of environmental conditions arising out of operations or otherwise existing at any facilities or past facilities of the Pringles Business; and

•

all liabilities, whether arising before, on or after the business transfer time to the extent that they arise from the operation of the Pringles Business at any time, any of the transferred assets, or any operations of the Pringles Business entities after the date that the Pringles Business is transferred to the Pringles Company, including specified pension plan liabilities.

The Pringles Company will not, however, assume or be responsible for any liabilities under contracts not specifically allocated to the Pringles Company or any overhead costs or similar liabilities incurred in connection with the operation of P&G’s businesses other than the Pringles Business.

The assets to be transferred to the Pringles Company and its subsidiaries, and the liabilities to be assumed by the Pringles Company and its subsidiaries, will exclude certain specified assets and liabilities, such as, among other things, certain specified intellectual property, employee benefit plans and the right to certain recoveries under specified litigation matters.

Intercompany Arrangements and Guaranties

Except for certain agreements such as the Separation Agreement, the Transaction Agreement and the ancillary agreements relating to the Transactions, all contracts between the Pringles Company and its subsidiaries, on the one hand, and P&G and its subsidiaries (other than the Pringles Company and its subsidiaries), on the other hand, will be terminated. The Pringles Company and P&G also will settle all intercompany accounts (except as otherwise agreed) effective as of the Separation, such that as of the Separation, there will be no outstanding intercompany accounts between P&G and the Pringles Company. It is anticipated that at or prior to the Separation, all guaranties, securities, bonds, letters of credit or similar arrangements entered into or issued by P&G on behalf of the Pringles Business will be terminated or replaced.

Consents and Delayed Transfers

The Separation Agreement provides that P&G and the Pringles Company will use their best efforts to obtain any required third-party consents or governmental approvals required in connection with the Distribution; provided, that P&G will not be required to make any payments, incur any liability or offer or grant any accommodation (financial or otherwise) to any third party or governmental authority to obtain any such consent or governmental approval, except to the extent that Diamond agrees to reimburse P&G for any such payments or accommodations made by P&G at Diamond’s request. The transfer of any specific asset to either the Pringles Company or P&G in connection with the Separation will automatically be deferred until all legal impediments are removed and all necessary consents and governmental approvals have been obtained, subject to certain exceptions. The party retaining such asset will hold such asset for the benefit of the other (at such other party’s expense) until properly conveyed.

No Representations or Warranties

Under the Separation Agreement and the ancillary agreements relating to the Transactions, other than as expressly provided in that agreement, neither P&G nor any of its subsidiaries will make any representations or warranties, express or implied, as to the value of any asset or liability, the existence of any security interest of any asset, the absence of defenses from counterclaims, or any implied warranties of merchantability and fitness for a particular purpose. Under the Separation Agreement, the Pringles Company will take the assets and liabilities allocated to it “as is, where is,” and bear the economic risk relating to conveyance of, title to or the assumption of those assets and liabilities. None of the foregoing shall have any impact on the representations and warranties made by P&G and any of its subsidiaries in the Transaction Agreement or any ancillary agreement. See “The Transaction Agreement—Representations and Warranties” for a description of the representations and warranties related to the Pringles Business which are contained in the Transaction Agreement.

Mutual Releases and Indemnification

Without limiting the parties’ rights and obligations under the Separation Agreement and the ancillary agreements relating to the Transactions, both P&G and the Pringles Company will release each other and specified related parties from any and all liabilities existing or arising from any acts or events occurring (or failing to occur) at or before the Separation or any conditions existing or alleged to have existed on or before the Separation.

In addition, under the Separation Agreement, Diamond, the Pringles Company and its subsidiaries will, in general, be jointly and severally responsible to indemnify P&G and its subsidiaries against certain liabilities from losses relating to, arising out of or resulting from (whether prior to or following the Separation):

•	the Pringles Company’s liabilities and the liabilities of the Pringles Company’s subsidiaries, including the failure to discharge or comply with any such liabilities;

•

any breach by Diamond, the Pringles Company or any of its subsidiaries of the Separation Agreement or certain ancillary agreements (indemnification under ancillary agreements will be governed by such agreement); or

•	any breach by Diamond, the Pringles Company or any of its subsidiaries of their obligations in respect of certain ongoing agreements and representations and warranties.

Further, under the Separation Agreement, P&G will (and will cause its subsidiaries to) indemnify Diamond and the Pringles Company and its subsidiaries against certain liabilities from claims relating to, arising out of or resulting from (whether prior to or following the Separation):

•

certain specified excluded liabilities, not to be assumed by the Pringles Company or its subsidiaries, including the failure by P&G or any of its subsidiaries to discharge or comply with any of such excluded liabilities;

•	any breach by P&G or any of its subsidiaries of the Separation Agreement or certain ancillary agreements (indemnification under ancillary agreements will be governed by such agreement);

•	any breach by P&G or any of its subsidiaries of their obligations in respect of certain ongoing agreements and representations and warranties; or

•

any claim made by or in respect of any person employed or formerly employed by P&G, other than an employee continuing with the Pringles Company, that employment of such person was required to transfer to the Pringles Company by the operation of the Separation Agreement or by the operation of law.

Specifically excluded from recoverable losses pursuant to the indemnification provisions in the Separation Agreement are (1) attorney’s fees or other arbitration or litigation expenses related to a direct claim between the parties or (2) punitive, exemplary, special, consequential or similar damages or indirect damages, in each case, except to the extent awarded by a court of competent jurisdiction in relation to a third-party claim. The Separation Agreement also includes provisions relating to the defense and settlement of third-party claims.

Covenants

Subject to specified exceptions, P&G agrees not to, and not to permit its respective subsidiaries to, without obtaining the prior written consent of the Pringles Company, for a period of one year after the effective time of the Merger, directly or indirectly, solicit or employ an employee of the Pringles Company or its subsidiaries.

Subject to specified exceptions, Diamond and the Pringles Company agrees not to, and not to permit their respective subsidiaries to, without obtaining the prior written consent of P&G, for a period of one year after the effective time of the Merger, directly or indirectly, solicit or employ any employee of P&G or its subsidiaries.

Except as otherwise provided in the Transition Services Agreement, each party will provide access for a period of six years following the business transfer time to certain shared information in its possession or control. The Separation Agreement also addresses ownership of information, record retention, compensation for providing information and production of witnesses. The Separation Agreement also includes covenants relating to the Pringles Company’s discontinuation of the use of names retained by P&G and the removal of tangible assets transferred to the Pringles Company and P&G from facilities transferred to the Pringles Company or retained by P&G, as applicable.

Conditions to Separation and Distribution

The completion of the Separation and Distribution is conditional upon the fulfillment (or waiver by P&G) at or prior to the date of the Separation and Distribution the conditions that:

•

each of the conditions to P&G’s obligation to effect the closing of the transactions as described in “The Transaction Agreement—Conditions to the Merger” shall have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied contemporaneously with the closing); and

•

Diamond shall have irrevocably confirmed to P&G in writing that each condition to Diamond’s obligation to effect the closing of the transactions contemplated by section 5.01 and section 5.02 of the Transaction Agreement shall have been satisfied or waived (other than those conditions that, by their nature, are to be satisfied contemporaneously with the closing).

P&G’s exchange offer is subject to various conditions listed in this prospectus and will be completed on the closing date of the Transactions.

Termination

Prior to the closing of the Merger, the Separation Agreement will terminate without further action at any time before the effective time of the Merger upon the termination of the Transaction Agreement. In the event of such a termination, neither party will have any further liability to the other party except as provided in the Transaction Agreement.

Dispute Resolution

Any dispute that arises out of or relates to the Separation Agreement or the ancillary agreements (but specifically excluding the Transaction Agreement where any disputes under the Transaction Agreement will be resolved pursuant to the terms thereof) will be subject to a binding dispute resolution mechanism that involves negotiations between specified officers of the parties, followed by mediation. If the dispute is not resolved by mediation, either party may commence litigation.

DEBT FINANCING

Diamond Debt

Pursuant to a commitment letter dated as of April 5, 2011, Bank of America and BofA Merrill Lynch agreed to provide to Diamond the Diamond Senior Credit Facilities (as defined below) to finance the repayment of loans outstanding under Diamond’s existing credit facility, to pay fees and expenses incurred in connection with the Transactions and to provide ongoing working capital and for other general corporate purposes. The commitments contemplated thereby are in effect until March 1, 2012, if the Transactions have not been consummated by that date, and are subject to customary conditions, including, subject to exceptions, the absence of any material adverse effect on the Diamond Business (as defined in the commitment letter) since December 31, 2010. Diamond has agreed to pay certain fees to Bank of America and BofA Merrill Lynch in connection with the Diamond Senior Credit Facilities and has agreed to indemnify such parties against certain liabilities. The following is a summary of certain material terms and provisions of the Diamond Senior Credit Facilities.

Diamond Senior Credit Facilities

The commitment letter provides that Bank of America and BofA Merrill Lynch will provide up to $700.0 million in a senior secured credit facility (the “Diamond Senior Credit Facilities”) comprised of (1) up to $300.0 million in a five-year term loan A facility (the “Term Loan Facility”) and (2) up to $400.0 million in a five-year revolving credit facility (the “Revolving Credit Facility”). In addition, on April 5, 2011, Diamond and BofA Merrill Lynch entered into an engagement letter contemplating the sale of up to $300.0 million in aggregate principal amount of senior unsecured notes issued in either a public offering or a Rule 144A or other private offering (the “Senior Notes”), and the commitment letter provides for a senior unsecured bridge facility of up to $300.0 million to the extent Diamond is unable to issue the full amount of the Senior Notes. The Term Loan Facility is available in a single draw at the closing date and payable at maturity, subject to the scheduled amortization described below. The Revolving Credit Facility may be drawn down from time to time, of which only an agreed to amount may be drawn down on the closing date, and is payable at maturity. Starting on the closing date, a fee of 0.35% (calculated on a 360 day basis) shall be payable on the unused portions of the Revolving Credit Facility on a quarterly basis.

Incremental Facility

Diamond may, subject to certain customary conditions, on one or more occasions borrow additional term loans, and/or increase commitments under the Revolving Credit Facility, in an amount not to exceed $200 million in the aggregate (the “Incremental Facility”). Each lender will have discretion to determine whether it will participate in the Incremental Facility.

Guarantors

All existing and future direct and indirect subsidiaries of Diamond will guarantee the payment of the Diamond Senior Credit Facilities, the Incremental Facility, the Senior Notes and the Bridge Facility (collectively, the “Diamond Debt”), other than any subsidiary that is a “controlled foreign corporation” (a “CFC”) under the Internal Revenue Code. Upon consummation of the Merger, the payment of the Diamond Debt will be guaranteed by the Pringles Company and all subsidiaries of the Pringles Company that guarantee the indebtedness under the Pringles Credit Facilities (as defined below).

Security

The Diamond Debt will be secured by a first-priority security interest in, subject to certain exceptions, the following:

•	All of the assets, real and personal, of Diamond and each guarantor;

•	All present and future intercompany debt of Diamond and each guarantor;

•

All shares of capital stock of (or other ownership or profit interests in) the subsidiaries of Diamond and each guarantor (limited, in the case of each entity that is a CFC, to 65% of the voting stock of each such entity); and

•	All proceeds and products of the property and assets described above.

Interest Rates

The Term Loan Facility and Revolving Credit Facility will bear interest at rates equal to, at Diamond’s option, either:

•	the London Interbank Offered Rate (“LIBOR”) plus the Applicable Margin (as defined below); or

•	an alternate base rate equal to the highest of (1) the Bank of America prime rate, (2) the federal funds rate plus 0.50% and (3) one-month LIBOR plus 1.0%, in each case plus the Applicable Margin.

The “Applicable Margin” means (1) for the first six months after the closing date, 2.5% per annum, in the case of LIBOR advances, and 1.5% per annum, in the case of alternate base rate advances, and (2) thereafter, a percentage per annum to be determined in accordance with a leverage-based pricing grid to be agreed.

Diamond may select interest periods of one, two, three or six months for LIBOR advances. Interest will be payable at the end of the selected interest period, but no less frequently than quarterly.

Scheduled Amortization

The Term Loan Facility will be subject to quarterly amortization of principal in annual amounts as follows:

(1)	5% of the initial aggregate term loan amount to be payable in each of the first two years; and

(2)	10% of the initial aggregate term loan amount to be payable in the final three years.

Mandatory Prepayments

Each of the items set forth below shall be applied to the prepayment of the Diamond Senior Credit Facility:

(1)	all net cash proceeds (subject to exceptions) from:

—	the sale of property and assets, and

—	casualty and condemnation payments and certain insurance proceeds;

(2)	all net cash proceeds from additional debt other than debt permitted under the Diamond Senior Credit Facilities;

(3)	all net cash proceeds from any issuance of equity interests, except for issuances under employee compensation plans and incentive plans, acquisitions, and other exceptions to be agreed; and

(4)	50% of cash flow above a threshold to be agreed.

Prior to the effectiveness of the Merger, the prepayments shall be applied, first, to the principal repayment installments of the Term Loan Facility and, second, to the Revolving Credit Facility. From the effectiveness of the Merger (a) the net cash proceeds referred to in clause (1) above shall be applied first to prepay the Term Loan Facility and the Pringles Credit Facilities on a pro rata basis, second, to prepay Revolving Credit Facility and third to prepay the Bridge Facility; (b) the net cash proceeds referred to in clauses (2) and (3) above shall be applied first to prepay the Bridge Facility, second to prepay the Revolving Credit Facility and third to prepay the Term Loan Facility and the Pringles Credit Facilities on a pro rata basis; and (c) the cash flow referred to in clause (4) above shall be applied to prepay the Diamond Senior Credit Facilities and the Pringles Credit Facilities on a pro rata basis.

Covenants

The agreements governing the Diamond Debt will contain various customary negative covenants that will restrict Diamond and its subsidiaries in their activities (subject to exceptions) including, but not limited to, limitations on liens and the incurrence of debt; limitations on mergers, consolidations and asset sales; limitations on loans, joint ventures, acquisitions and other investments; limitations on prepayment of debt; limitations on the payment of dividends and repurchases of equity securities; and limitations on transactions with affiliates. The agreements governing the Diamond Debt will also require Diamond and its subsidiaries to comply with various affirmative covenants typical for transactions of this type. In addition, Diamond and its subsidiaries will be required to comply with a maximum leverage ratio and a minimum fixed charge coverage ratio.

Events of Default

The agreements governing the Diamond Debt will contain customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, cross-defaults to other indebtedness in amount to be agreed (including, upon consummation of the Merger, the Pringles Credit Facilities), bankruptcy events, material judgments, impairments of loan documentation or collateral, change of control and customary defaults related to the Employee Retirement Income Security Act of 1974.

Senior Notes

On April 5, 2011, Diamond and BofA Merrill Lynch entered into an engagement letter contemplating the sale of up to $300.0 million in aggregate principal amount of senior unsecured notes issued in either a public offering or a Rule 144A or other private offering, and on May 3, 2011, this engagement letter was amended to add additional managers for any offering.

Bridge Facility

The commitment letter provides that, to the extent Diamond is unable to issue the full $300.0 million of Senior Notes, the lenders will provide up to $300.0 million in a one-year unsecured senior bridge facility payable at maturity (the “Bridge Facility”). The Bridge Facility, to the extent outstanding at maturity, and subject to certain conditions, may be refinanced as a seven-year Senior Rollover Facility that, at the election of parties holding not less than $25.0 million under the Senior Rollover Facility, may be exchanged for an equal principal amount of unsecured, senior exchange notes of Diamond.

The Bridge Facility will bear interest at LIBOR plus the Applicable Margin; provided that in (1) no event will LIBOR be deemed to be less than 1.00% and (2) the interest rate shall not exceed, depending upon certain subsequent events, 9.5% to 10.75%. For this purpose, the “Applicable Margin” means 6.25% for the first three months the Bridge Facility is outstanding with the rate increasing by 0.50% for each subsequent three-month period for as long as the Bridge Facility is outstanding.

If the Bridge Facility is utilized, additional incurrence-based negative covenants customary for high yield debt securities will be imposed, and Diamond anticipates that these covenants will further restrict Diamond’s ability to incur additional indebtedness.

Pringles Debt

Pursuant to a commitment letter dated as of April 5, 2011, Bank of America and BofA Merrill Lynch agreed to provide to the Pringles Company the Pringles Credit Facilities (as defined below) as financing for the Transactions. The commitments contemplated thereby are in effect until March 1, 2012 and are subject to customary conditions, including, subject to exceptions, the absence of any material adverse effect on the Pringles Business (as set forth in the commitment letter) since December 31, 2010. The Pringles Company has agreed to pay certain fees to Bank of America and BofA Merrill Lynch in connection with the Pringles Credit Facilities and has agreed to indemnify such parties against certain liabilities. The following is a summary of certain material terms and provisions of the Credit Facilities.

Pringles Credit Facilities

The commitment letter provides that Bank of America and BofA Merrill Lynch will provide two senior secured term credit facilities in an aggregate amount of up to the lesser of (1) the Recapitalization Amount and (2) $1,050 million, which two facilities consist of a Term A facility, in an amount up to $375.0 million with a term of five years, and a Term B facility, in an amount up to $675.0 million with a term of seven years (the “Pringles Credit Facilities”). Each of the Pringles Credit Facilities is available in a single draw at the closing date and payable at its maturity, subject to the scheduled amortization as described below. Upon consummation of the Merger, Merger Sub will assume the Pringles Credit Facilities from the Pringles Company by operation of law.

Guarantors

All existing and future direct and indirect subsidiaries of the Pringles Company will guarantee the payment of the Pringles Debt, other than, so long as substantially all of the Pringles Company’s and its subsidiaries’ U.S. assets are owned by U.S. entities, any subsidiary that is a CFC under the Internal Revenue Code. Upon consummation of the Merger, the Pringles Debt will be assumed by Merger Sub by operation of law, and the payment of the Pringles Debt will be guaranteed by (1) all existing future direct and indirect subsidiaries of Merger Sub, other than foreign subsidiaries excluded pursuant to the immediately preceding sentence, and (2) Diamond and all subsidiaries of Diamond that guarantee the indebtedness under the Diamond Senior Credit Facilities.

Security

The Pringles Debt will be secured by a first-priority security interest in, subject to certain exceptions, the following:

•

All present and future shares of capital stock of (or other ownership or profit interests in) the present and future subsidiaries of the Pringles Company (and upon consummation of the Merger, Merger Sub) and each guarantor (limited, in the case of each entity that is a CFC, to 65% of the voting stock of each such entity);

•	All present and future intercompany debt of the Pringles Company (and upon consummation of the Merger, Merger Sub) and each guarantor;

•	All of the present and future property and assets, real and personal, of the Pringles Company (and upon consummation of the Merger, Merger Sub) and each guarantor; and

•	All proceeds and products of the property and assets described above.

Interest Rates

The Pringles Debt will bear interest at rates equal to, at the Pringles Company’s option, either:

•	LIBOR plus the Applicable Margin (as defined below); or

•	an alternate base rate equal to the highest of (1) the Bank of America prime rate, (2) the federal funds rate plus 0.50% and (3) one-month LIBOR plus 1.0%, in each case plus the Applicable Margin.

The “Applicable Margin” means (1) with respect to the Term A facility, (a) for the first six months after the closing date, 2.5% per annum, in the case of LIBOR advances, and 1.5% per annum, in the case of alternate base rate advances, and (b) thereafter, a percentage per annum to be determined in accordance with a leverage-based pricing grid to be agreed, and (2) with respect to the Term B facility, 3.25% per annum, in the case of LIBOR advances, and 2.25% per annum, in the case of alternate base rate advances, provided that with respect to the Term B facility in no event shall (a) LIBOR be deemed to be less than 1.0% per annum or (b) the alternate base rate be deemed to be less than 2.0% per annum.

The Pringles Company may select interest periods of one, two, three or six months for LIBOR advances. Interest will be payable at the end of the selected interest period, but no less frequently than quarterly.

Scheduled Amortization

The Term A facility will be subject to quarterly amortization of principal in annual amounts as follows:

(1)	5% of the initial aggregate Term A advances to be payable in each of the first two years; and

(2)	10% of the initial aggregate Term A advances to be payable in the final three years.

The Term B facility will be subject to quarterly amortization of principal (in equal installments), with 0.25% of the initial aggregate Term B advances to be payable quarterly and the remainder to be paid at maturity.

Mandatory Prepayments

Each of the items set forth below shall be applied, in the order specified, to the prepayment of the Pringles Credit Facilities and the Diamond Senior Credit Facilities:

•

All net cash proceeds (subject to exceptions) from (1) the sale of property and assets and (2) casualty and condemnation payments and certain insurance proceeds, which proceeds shall be applied first to prepay the Pringles Credit Facilities and Diamond’s Term Loan Facility on a pro rata basis and second to prepay Diamond’s Bridge Loan Facility;

•

All net cash proceeds from additional debt other than debt permitted under the Pringles Credit Facilities, which proceeds shall be applied first to prepay Diamond’s Bridge Facility and second to prepay the Pringles Credit Facilities and Diamond’s Term Loan Facility on a pro rata basis;

•

All net cash proceeds from any issuance of equity interests, except for issuances under employee compensation plans and incentive plans, acquisitions and other exceptions to be agreed, which proceeds shall be applied first to prepay Diamond’s Bridge Facility and second to prepay the Pringles Credit Facilities and Diamond’s Term Loan Facility on a pro rata basis; and

•	50% of cash flow above a threshold to be agreed, which proceeds shall be applied to prepay the Pringles Credit Facilities and the Diamond Senior Credit Facilities on a pro rata basis.

Any mandatory prepayments made prior to the effectiveness of the Merger shall be applied to prepay the Pringles Credit Facilities on a pro rata basis.

In addition, the Pringles Company will be required to prepay the full principal amount of the Pringles Credit Facilities (plus accrued interest and fees) within 30 days of the closing date if the Merger has not become effective on or prior to such date.

Covenants

The agreements governing the Pringles Debt will contain various customary negative covenants that will restrict the Pringles Company and its subsidiaries in their activities (subject to exceptions) including, but not limited to, limitations on liens and the incurrence of debt; limitations on mergers, consolidations and asset sales; limitations on loans, joint ventures, acquisitions and other investments; limitations on the payment of dividends; and limitations on transactions with affiliates. The agreements governing the Pringles Debt will also require the Pringles Company and its subsidiaries to comply with various affirmative covenants typical for transactions of this type. In addition, the Pringles Company and its subsidiaries will be required to comply with a maximum leverage ratio and a minimum fixed charge coverage ratio. Upon Merger Sub’s assumption and Diamond’s guarantee of the Pringles Debt upon consummation of the Merger, Diamond and its subsidiaries, including Merger Sub, will be required to comply with the affirmative covenants identified above and negative and financial covenants to be separately negotiated and agreed by Diamond and Bank of America and BofA Merrill Lynch.

Events of Default

The agreements governing the Pringles Debt will contain customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, cross-defaults to other indebtedness in amounts to be agreed (including, upon consummation of the Merger, the Diamond Senior Credit Facilities), bankruptcy events, material judgments, impairments of loan documentation or collateral, change of control, customary defaults related to the Employee Retirement Income Security Act of 1974 and any default under Diamond’s guarantee.

ADDITIONAL AGREEMENTS

On April 5, 2011, P&G and Diamond entered into the Split Agreement. In connection with the Transactions, P&G, the Pringles Company and Diamond will enter into additional agreements in order to aid in the transfer and transition of the Pringles Company from P&G to Diamond. These agreements include a Transition Services Agreement, a Facilities Agreement, a Tax Matters Agreement and an Olestra Supply Agreement providing for the supply of Olestra for a limited period of time following the completion of the Transactions. The descriptions below of the Transition Services Agreement, the Facilities Agreement, the Split Agreement, the Olestra Supply Agreement and the Tax Matters Agreement are qualified in their entirety by reference to the respective agreements, which are incorporated by reference herein. See also “Where You Can Find More Information; Incorporation by Reference.”

Transition Services Agreement

In connection with the Separation Agreement, the Pringles Company and P&G will enter into a Transition Services Agreement, effective as of the closing of the Transactions. To facilitate the transition of the Pringles Business to Diamond, under this agreement P&G will provide Diamond and Merger Sub, on a fee-for-services basis, with specified services for a limited time following the completion of the Transactions.

The Transition Services Agreement will also address certain matters with respect to the provision of such services, including the management of the relationship between the parties, the use of each other’s facilities, technology, software and proprietary rights, and company data and access to P&G systems used to provide the services.

The term of the Transition Services Agreement will be for a period of 12 months after the completion of the Transactions, except in the case of certain specified services for which the term will be for a period of six months, in each case unless earlier terminated as provided in the agreement. Diamond and Merger Sub will generally be able to terminate the agreement or any services provided for a particular functional service area by giving 30 days prior notice to P&G, provided that an individual service within a functional area may only be terminated if it can be segregated from the other services within the functional area. The Pringles Company and P&G will be able to terminate the agreement for cause, including for non-payment if the breach is not cured upon 30 days’ notice.

Generally, P&G and the Pringles Company will agree to indemnify each other and each other’s related parties from third-party claims related to the provision of these services. Except for claims arising out of a party’s failure to remit or pay amounts due under the agreement, gross negligence or willful misconduct, breach of confidentiality obligations and indemnification of certain third-party claims, the parties’ aggregate liability for breach of the Transition Services Agreement will be limited to the aggregate amount paid by the Pringles Company under the agreement, and except to the extent awarded in connection with certain third-party claims, no party will be liable for punitive, exemplary, special, consequential or similar damages.

Facilities Agreement

The Pringles Business currently has approximately 300 employees located at 29 properties owned or leased by P&G worldwide. P&G and Diamond will enter into a Facilities Agreement pursuant to which P&G will lease space in these properties to Diamond for selected employees of the Pringles Business to continue to use certain areas within such properties during a transition period of up to six months commencing upon the completion of the Transactions, at market rates as determined by an unaffiliated third party familiar with the relevant realty market.

Split Agreement

P&G currently manufactures certain products for the Pringles Business at its facility in Mechelen, Belgium, where it also manufactures products for its fabric care business. P&G and Diamond have entered into the Split

Agreement pursuant to which the parties will agree on a final plan for splitting the Mechelen facility. P&G will execute and implement the final plan and hire or authorize the hiring of any required contractor, subcontractor or consultant acting reasonably and in good faith. All activities relating to the Separation will be carried out under the direction of P&G. As set out in the Split Agreement, P&G will bear 57% and Diamond will bear 43% of all costs and other liabilities relating to the separation of any assets or property in accordance with the final plan. The transfer of title to Diamond for the transferred portion of the Mechelen facility will occur as of the closing date of the Merger.

Olestra Supply Agreement

Pursuant to the Transaction Agreement, P&G and Diamond have agreed to enter into an agreement for the supply by P&G to Diamond of Olestra, an ingredient used in certain Pringles products, for a limited period of time following the closing of the Transactions. The agreement will provide for the supply of all of Diamond’s requirements for Olestra, exclusively for use in the Pringles Business, at a price that will reflect the fair market value of such supply.

Tax Matters Agreement

The Tax Matters Agreement among P&G, the Pringles Company, Diamond and Merger Sub addresses certain tax issues, including the allocation of tax liability (such as the circumstances under which an indemnity from one party to another may be required, as described below), tax return filing and payment obligations, certain representations and covenants related to the tax-free treatment of the Transactions (as described in further detail below), tax contests, cooperation and dispute resolution.

The Tax Matters Agreement will require that the Diamond Group, for a two-year period following the closing of the Transactions, generally avoid taking certain actions. These limitations are designed to restrict actions that might cause the Distribution to be treated under section 355(e) of the Code as part of a plan under which a 50% or greater interest (by vote or value) in Diamond is acquired or that could otherwise cause the Distribution to become taxable to P&G. Unless Diamond delivers certain unqualified opinions of tax counsel or a ruling from the IRS reasonably acceptable to P&G, in each case, confirming that a proposed action would not cause the Transactions to become taxable, Diamond and Merger Sub are each prohibited during the two-year period following the closing of the Transactions from:

•	subject to certain exceptions, issuing stock (or stock equivalents) in excess of a limited amount of Diamond shares and stock equivalents as determined under the Tax Matters Agreement;

•	subject to certain exceptions, recapitalizing, repurchasing, redeeming or otherwise participating in acquisitions of its stock;

•	amending its certificate of incorporation or other organizational documents to affect the voting rights of its stock;

•	merging or consolidating with another entity, or liquidating or partially liquidating, except as provided in the Transaction Agreement;

•	discontinuing, selling, transferring or ceasing to maintain its active business;

•	soliciting a tender offer for its stock, participating in or supporting an unsolicited tender offer, or redeeming rights under a shareholder rights plan; and

•	engaging in other actions or transactions that could jeopardize the tax-free status of the Distribution and certain related transactions.

Under the Tax Matters Agreement, the Diamond Group would be required to indemnify P&G against tax-related losses (e.g., increased taxes, penalties and interest required to be paid by P&G) if the Distribution were taxable to P&G as a result of the acquisition of a 50% or greater interest in Diamond as part of a plan or series of related transactions that included the Distribution to the extent that such tax-related losses were attributable to a breach of certain representations and warranties of Diamond described in the Tax Matters Agreement or actions or omissions of the Diamond Group, other than actions or omissions taken in reliance on a covenant, representation or warranty by P&G described in the Tax Matters Agreement that was breached or incorrect. In addition, the Diamond Group would be required to indemnify P&G for any tax liabilities resulting from the failure of the Merger to qualify as a reorganization under section 368(a) of the Code or the failure of the Distribution to qualify as a tax-free distribution under section 355 of the Code (including, in each case, failure to so qualify under a similar provision of state or local law) to the extent that such failure is attributable to a breach of certain representations and warranties of Diamond described in the Tax Matters Agreement or actions or omissions of the Diamond Group, other than actions or omissions taken in reliance on a covenant, representation or warranty by P&G described in the Tax Matters Agreement that was breached or incorrect.

If P&G recognizes gain on the Distribution attributable solely to P&G’s breach of any representation and/or covenant described in the Tax Matters Agreement, P&G would not be entitled to indemnification under such agreement. Additionally, tax-related losses attributable both to actions or omissions by the Diamond Group (other than those taken in reliance on a covenant, representation or warranty by P&G that was breached or incorrect), on the one hand, and actions or omissions by P&G or any other factor, on the other, would be shared according to the relative fault of Diamond and P&G. Except as described above, P&G would not be entitled to indemnification under the Tax Matters Agreement with respect to any gain recognized in the Distribution. To the extent that Diamond has any liability for any taxes of P&G, the Pringles Company or any of their affiliates with respect to the Transactions that do not result from actions or omissions for which the Diamond Group is liable as described above, P&G shall indemnify Diamond for such tax-related losses.

OWNERSHIP OF DIAMOND COMMON STOCK

The following table sets forth, as of May 31, 2011 (unless otherwise noted), the beneficial ownership of shares of Diamond common stock by:

•	each person or group known to Diamond to be the beneficial owner of more than 5% of the outstanding shares of Diamond common stock;

•	each Director and named executive officer of Diamond; and

•	all Directors and executive officers of Diamond as a group.

To Diamond’s knowledge, except under community property laws or as otherwise noted, the shareholders listed in the table below have sole voting and investment powers with respect to the shares of Diamond common stock beneficially owned by them. The address of each Director and executive officer is 600 Montgomery Street, 13th Floor, San Francisco, California 94111-2702. As of May 31, 2011, there were 22,021,873 shares of Diamond common stock outstanding.

The number of shares of Diamond common stock beneficially owned by each shareholder listed in table below is determined under the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, beneficial ownership includes those shares over which the shareholder has or shares voting or investment control and includes those shares that the shareholder has the right to acquire within 60 days after May 31, 2011 through the exercise of any stock option. The “Percentage of Outstanding Shares of Common Stock” column treats as outstanding all shares underlying options held by the named shareholder, but not shares underlying options held by other shareholders.

Name	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Shares of Common Stock
Directors and Officers:
Michael J. Mendes(1)	783,599	3.5%
Steven M. Neil(2)	149,735	*
Lloyd J. Johnson(3)	50,500	*
Andrew Burke(4)	74,170	*
Linda B. Segre(5)	18,273	*
Stephen E. Kim(6)	53,186	*
John J. Gilbert(7)(8)	150,142	*
Joseph P. Silveira(8)	72,372	*
Robert M. Lea(8)	96,322	*
Laurence M. Baer(8)	68,044	*
Glen C. Warren, Jr.(8)	78,044	*
Robert J. Zollars(8)(9)	69,394	*
Edward A. Blechschmidt(4)	36,365	*
Richard G. Wolford	1,884	*
All 14 current directors and executive officers as a group(10)	1,702,030	7.4%
Other 5% Shareholders:
FMR LLC(11)	2,700,090	12.3%
Blackrock, Inc.(12)	2,109,182	9.6%
Columbia Wanger Asset Management, LLC(13)	1,825,000	8.3%
Baron Capital Group, Inc.(14)	1,441,541	6.5%
Del Mar Master Fund Ltd. (15)	1,271,500	5.8%

*	Less than one percent.
(1)	Includes 541,621 shares that may be acquired upon exercise of stock options in the next 60 days. Also includes 28,088 shares purchased by Mr. Mendes in the open market.

(2)	Includes 63,750 shares that may be acquired upon exercise of stock options.
(3)	Includes 16,500 shares that may be acquired upon exercise of stock options.
(4)	Includes 30,000 shares that may be acquired upon exercise of stock options.
(5)	Includes 4,375 shares that may be acquired upon exercise of stock options.
(6)	Includes 17,387 shares that may be acquired upon exercise of stock options.
(7)	Includes 42,833 shares in the name of Gilbert Orchards and 20,076 shares in the name of Rio Oso Groves, Inc. Mr. Gilbert is an owner and executive officer of Rio Oso Groves, Inc. and Gilbert Orchards. Mr. Gilbert has sole voting and dispositive control over the shares owned by Rio Oso Groves, Inc. Mr. Gilbert and William H. Gilbert have shared voting and dispositive control over the shares owned by Gilbert Orchards. Also includes 19,189 shares in the name of The John and Sandra Gilbert Trust DTD 3/6/2000 purchased in the open market. Mr. Gilbert is a co-trustee of the trust.
(8)	Includes 60,000 shares that may be acquired upon exercise of stock options.
(9)	Shares indicated above are beneficially owned by Mr. Zollars’ family limited partnership.
(10)	Includes an aggregate of 1,063,633 shares that may be acquired upon exercise of stock options by all directors and executive officers as a group.
(11)	Based on amended Schedule 13G filed by FMR LLC on February 14, 2011 with the SEC. The address for FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109. FMR LLC has sole voting and dispositive power over 4,690 shares and sole dispositive power over 2,700,090 shares.
(12)	Based on amended Schedule 13G filed on February 4, 2011 by Blackrock, Inc. The address for Blackrock, Inc. is 40 East 52nd Street, New York, New York 10022. Blackrock, Inc. has sole voting and dispositive power over 2,109,182 shares.
(13)	Based on Schedule 13G filed on February 10, 2011 by Columbia Wanger Asset Management, LLC. The address for Columbia Wanger Asset Management, LLC is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606. Columbia Wanger Asset Management, LLC has sole voting and dispositive power over 1,672,000 shares and sole dispositive power over 1,825,000 shares.
(14)	Based on Schedule 13G filed on February 14, 2011 by Baron Capital Group, Inc. The address for Baron Capital Group, Inc. is 767 Fifth Avenue, 49th Floor, New York, New York 10153. Baron Capital Group, Inc. has sole voting and dispositive power over no shares and sole dispositive power over 1,441,541 shares.
(15)	Based on Schedule 13G filed on May 9, 2011 by Del Mar Master Fund, Ltd. (“Master Fund”). The address for Del Mar Master Fund, Ltd. is 711 Fifth Avenue, New York, New York 10022. Del Mar Asset Management, LP (“DMAM”) serves as the investment manager of Master Fund. Del Mar Management, LLC (the “GP”) serves as the general partner of DMAM. Mr. David Freelove serves as the managing member of the GP. Each of Master Fund, DMAM, the GP and Mr. Freelove has shared voting and dispositive power over 1,271,500 shares.

DESCRIPTION OF DIAMOND CAPITAL STOCK

The rights of Diamond stockholders are governed by Delaware law, Diamond’s amended and restated certificate of incorporation, or Diamond’s certificate of incorporation, and Diamond’s restated bylaws, or Diamond’s bylaws. For information on how to obtain a copy of Diamond’s certificate of incorporation and Diamond’s bylaws, see “Where You Can Find More Information; Incorporation by Reference.”

The following is a summary of the material terms and provisions of Diamond’s capital stock. This summary does not purport to be complete, may not contain all the information that is important to you and is qualified in its entirety by reference to the complete text of Diamond’s certificate of incorporation, Diamond’s bylaws and the constituent documents of Diamond’s subsidiaries, as well as applicable provisions of Delaware law.

Common Stock

General

Diamond’s certificate of incorporation provides that Diamond has authority to issue 100,000,000 shares of common stock, par value $0.001 per share. As of May 31, 2011, there were 22,021,873 shares of common stock outstanding.

Dividend Rights. Subject to any preferences that may apply to shares of preferred stock outstanding from time to time, the holders of outstanding shares of Diamond common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as Diamond’s board of directors may from time to time determine.

Voting Rights. Each holder of Diamond common stock is entitled to one vote for each share of Diamond common stock held on all matters submitted to a vote of Diamond’s stockholders. Cumulative voting for the election of directors is not provided for in Diamond’s certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive or Similar Rights. Shares of Diamond common stock are not entitled to preemptive rights and are not subject to conversion or redemption.

Right to Receive Liquidation Distributions. Upon a liquidation, dissolution or winding-up of Diamond, the assets legally available for distribution to Diamond stockholders will be distributable ratably among the holders of Diamond common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors.

Rights Agreement

Diamond is party to a Rights Agreement, dated as of April 29, 2005 (as amended on April 5, 2011, the “Rights Agreement”), with Computershare Trust Company, N.A., a federally chartered trust company (formerly known as EquiServe Trust Company, N.A.), as rights agent. Pursuant to the Rights Agreement, on April 29, 2005, Diamond declared a dividend distribution of one preferred share purchase right for each share of Diamond common stock outstanding on July 26, 2005 and each share of Diamond common stock issued after that date until the earliest of a distribution date, redemption date or final expiration date described in the rights agreement. The rights trade automatically with shares of Diamond common stock and become exercisable only under the circumstances described below.

The rights are designed to protect Diamond against coercive takeover tactics. The purpose of the rights is to encourage potential acquirers to negotiate with Diamond board of directors prior to attempting a takeover and to provide Diamond’s board of directors with leverage in negotiating, on behalf of all Diamond stockholders, the terms of any proposed takeover. The rights may have anti-takeover effects. The rights should not, however, interfere with any merger or other business combination approved by Diamond’s board of directors.

Until a right is exercised, the holder thereof will have no rights as a Diamond stockholder, including, without limitation, the right to vote or to receive dividends. Each right entitles the registered holder to purchase from Diamond one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, at a purchase price of $60.00 per right, subject to adjustment.

The rights are attached to all Diamond common stock certificates representing shares issued on or after July 26, 2005, and no separate rights certificates have been distributed. Subject to certain exceptions specified in the Rights Agreement, the rights will separate from the common stock and a distribution date will occur upon the earlier of (1) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Diamond common stock (other than as a result of repurchases of stock by Diamond or actions determined to be inadvertent by Diamond’s board of directors by a person or group of affiliated or associated persons and such person or group promptly sells shares of Diamond common stock until he or she owns less than 15% of the outstanding shares of Diamond common stock) or (2) 10 business days following the announcement of an intention to make a tender offer or exchange offer that would result in a person or group becoming an acquiring person. In the discussion below, the person or group acquiring at least 15% of the outstanding shares of Diamond common stock is referred to as an “acquiring person.”

Until the distribution date, (1) the rights will be evidenced by Diamond common stock certificates and will be transferred with and only with those common stock certificates, (2) new Diamond common stock certificates issued after the record date will contain a notation incorporating the Rights Agreement by reference and (3) the surrender for transfer of any certificates for Diamond common stock outstanding will also constitute the transfer of the rights associated with the common stock represented by that certificate.

In the event that a person becomes an acquiring person, each holder of a right, other than the acquiring person, will thereafter have the right to receive, upon exercise, common stock (or, in certain circumstances, cash or other securities of Diamond) having a market value equal to two times the exercise price of the right. However, rights are not exercisable following the occurrence of the event set forth above until such time as the rights are no longer redeemable by Diamond as set forth below. All rights that are or were beneficially owned by any acquiring person will be null and void.

In the event that any person or group becomes an acquiring person and Diamond merges into or engages in certain other business combinations with an acquiring person, or 50% or more of Diamond’s consolidated assets or earning power are sold to an acquiring person, each holder of a right (other than void rights owned by an acquiring person) will thereafter have the right to receive, upon exercise, common stock of the acquiring company that at the time of that transaction will have a market value of two times the exercise price of the right.

At any time after a person becomes an acquiring person and prior to the acquisition by that person or group of 50% or more of the outstanding shares of Diamond common stock, Diamond’s board of directors may exchange the rights (other than void rights owned by an acquiring person), in whole or in part, at an exchange ratio of one share of Diamond common stock, or one one-hundredth of a share of preferred stock (or equivalent securities), per right.

The rights are not exercisable until the distribution date and will expire at 5:00 P.M. (California time) on March 22, 2015, unless that date is extended or Diamond redeems or exchanges them before that time.

At any time before a person or group becomes an acquiring person, Diamond’s board of directors may redeem the rights in whole, but not in part, at a price of $0.0001 per right and on such terms and conditions as Diamond’s board of directors may establish. Immediately upon the action of Diamond’s board of directors ordering redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

The terms of the rights may be amended by a resolution of Diamond’s board of directors without the consent of the holders of the rights, except that after a person or group becomes an acquiring person, no such amendment may adversely affect the interests of the holders of the rights (other than void rights of an acquiring person). After the period for redemption of the rights has expired, Diamond’s board of directors may not amend the Rights Agreement to extend the period for redemption of the rights.

Effective as of April 5, 2011, the Rights Agreement was amended to make the provisions of the Rights Agreement inapplicable to the Transaction Agreement and the Transactions contemplated thereby.

This description is not complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which has been filed as an exhibit to Diamond’s Registration Statement on Form S-1 filed with the SEC on May 3, 2005, and Amendment No. 1 to the Rights Agreement, a copy of which has been filed as an exhibit to Amendment No. 1 to Diamond’s Registration Statement on Form 8-A/A filed with the SEC on April 5, 2011.

Other Obligations to Issue Common Stock

Diamond has adopted and maintains equity incentive and stock purchase plans pursuant to which Diamond is authorized to issue stock, stock options and other types of compensation for employees, consultants and other persons who provide services to Diamond. Diamond’s employees are also given the right to purchase shares of Diamond common stock at favorable purchase prices under some of these plans. As of May 31, 2011, Diamond had outstanding options to acquire approximately 1,715,574 shares of common stock under these plans, and had reserved approximately an additional 768,629 shares of common stock for future issuance under these plans.

Anti-takeover Provisions

Provisions of Delaware law and Diamond’s certificate of incorporation and bylaws could make the acquisition of Diamond and the removal of incumbent directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Diamond to negotiate with Diamond first. Diamond believes that the benefits of increased protection of Diamond’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Diamond outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Delaware Law

Diamond is subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder, subject to exceptions, unless the business combination is approved by Diamond’s board of directors in a prescribed manner or the transaction in which the person became an interested stockholder is approved by Diamond’s board of directors and Diamond’s disinterested stockholders in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of Diamond without further action by the stockholders.

Certificate of Incorporation and Bylaw Provisions

Diamond’s certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of Diamond’s board of directors, including the following:

•

Board of Directors Vacancies. Diamond’s certificate of incorporation and bylaws authorize only Diamond’s board of directors to fill vacant directorships. In addition, the number of directors constituting Diamond’s board of directors may be set only by resolution adopted by a majority vote of Diamond’s entire board of directors. These provisions prevent a stockholder from increasing the size of Diamond’s board of directors and gaining control of Diamond’s board of directors by filling the resulting vacancies with its own nominees.

•

Classified Board. Diamond’s certificate of incorporation provides that Diamond’s board is classified into three classes of directors. The existence of a classified board could delay a successful tender offeror from obtaining majority control of Diamond’s board, and the prospect of such delay may deter a potential offeror.

•

Stockholder Action; Special Meeting of Stockholders. Diamond’s certificate of incorporation provides that Diamond’s stockholders may not take action by written consent, but may take action only at annual or special meetings of Diamond’s stockholders. Diamond’s stockholders will not be permitted to cumulate their votes for the election of directors. Diamond’s bylaws further provide that special meetings of Diamond’s stockholders may be called only by a majority of Diamond’s board of directors, the chairman of Diamond’s board of directors, Diamond’s Chief Executive Officer or Diamond’s President. These provisions may preclude a stockholder or group of stockholders from acting by written consent or calling a special meeting to replace the members of Diamond’s board of directors, instead requiring that any such action be taken at Diamond’s annual meeting.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Diamond’s bylaws provide advance notice procedures for stockholders seeking to bring business before Diamond’s annual meeting of stockholders, or to nominate candidates for election as directors at Diamond’s annual meeting of stockholders. Diamond’s bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude Diamond’s stockholders from bringing matters before Diamond’s annual meeting of shareholders or from making nominations for directors at Diamond’s annual meeting of stockholders.

•

Issuance of Undesignated Preferred Stock. Diamond’s board of directors has the authority, without further action by the stockholders, to issue up to 4,500,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by Diamond’s board of directors. The existence of authorized but unissued shares of preferred stock enables Diamond’s board of directors to render more difficult or to discourage an attempt to obtain control of Diamond by means of a merger, tender offer, proxy contest or otherwise.

Transfer Agent

The transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of Diamond’s common stock is Computershare Trust Company, N.A.

Preferred Stock

Diamond is authorized, subject to the limits imposed by Delaware law and Diamond’s stockholder rights plan described above under “—Common Stock—Anti-takeover Provisions,” to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, rights, preferences and privileges of the shares of each such series and any of the qualifications, limitations or restrictions thereof. Diamond’s board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of a given series then outstanding, plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants, by the affirmative vote of the holders of a majority of the shares of Diamond stock entitled to vote, unless a vote of any other holders is required pursuant to a certificate or certificates of designations establishing a series of preferred stock without any further vote or action by Diamond’s stockholders.

Diamond’s board of directors has designated 500,000 shares of preferred stock as Series A Junior Participating Preferred Stock in connection with the adoption of Diamond’s stockholder rights plan, described above. No shares of Diamond preferred stock are currently issued or outstanding.

The rights of the holders of Diamond common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of Diamond preferred stock that may be issued in the future. Diamond’s board of directors may authorize the issuance of Diamond preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Diamond common stock. The issuance of Diamond preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Diamond and may adversely affect the market price of Diamond common stock and the voting and other rights of the holders of Diamond common stock. Other than as described above or under “—Common Stock—Anti-takeover Provisions,” Diamond has no current plan or arrangements to issue any shares of preferred stock.

COMPARISON OF SHAREHOLDER RIGHTS

Upon completion of the Merger, P&G shareholders who exchange their shares of P&G common stock for shares of Pringles Company common stock would become stockholders of Diamond. The rights of Diamond stockholders will be governed by Diamond’s certificate of incorporation and Diamond’s bylaws. Diamond’s certificate of incorporation and bylaws differ in certain respects from P&G’s amended articles of incorporation, or P&G’s articles of incorporation, and P&G’s regulations.

The following is a summary of significant differences between P&G’s articles of incorporation and P&G’s regulations, on the one hand, and Diamond’s certificate of incorporation and Diamond’s bylaws, on the other. This discussion is not intended to be complete and is qualified in its entirety by reference to P&G’s and Diamond’s constitutive documents, which you should read. Copies of these documents have been filed with the SEC. To find out where you can obtain copies of these documents, see “Where You Can Find More Information; Incorporation by Reference.”

Dividend Policies

Diamond. Diamond has no legal or contractual obligation to pay dividends. Diamond currently has a policy of paying an annual dividend of $0.18 per share, payable in four equal installments. The payment of cash dividends in the future will be at the discretion of Diamond’s board of directors. The declaration of any cash dividends, and the amount thereof, will depend on many factors, including Diamond’s financial condition, capital requirements, funds from operations, the dividend taxation level, Diamond’s stock price, future business prospects, and any other factors as Diamond’s board of directors may deem relevant. Additionally, Diamond’s existing credit facilities place significant restrictions on Diamond’s ability to pay dividends. The credit facility to be entered into in connection with the Transactions will contain similar restrictions, and other indebtedness Diamond may incur in the future may contain similar restrictions.

P&G. P&G has no legal or contractual obligation to pay dividends. P&G has paid dividends without interruption since its incorporation in 1890 and has increased dividends each year for the past 55 years. Historically, P&G has distributed between approximately 40% and 50% of its earnings to shareholders in the form of dividends. Nevertheless, as in the past, further dividends will be considered after reviewing dividend yields, profitability expectations and financing needs and will be declared at the discretion of P&G’s board of directors.

Voting Rights

Diamond. Under Delaware law and Diamond’s certificate of incorporation and bylaws, each holder of Diamond common stock is entitled to one vote for each share of Diamond common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in Diamond’s certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

P&G. Under P&G’s articles of incorporation and regulations, each share of P&G common stock entitles the holder to one vote. Furthermore, P&G’s articles of incorporation eliminate the right of P&G shareholders under Ohio law to vote cumulatively in the election of directors.

Shareholder Meetings

Notice of Shareholder Proposals

Diamond. Diamond’s bylaws provide that only business properly brought before annual or special meetings will be considered at the meeting. Under SEC rules, any stockholder who intends to present a proposal at an annual meeting must submit the proposal, in writing, so that Diamond receives it at its principal executive offices no later than 120 calendar days before the first anniversary of the date on which Diamond first mailed its proxy materials for the prior year’s annual meeting in order for the proposal to be included in Diamond’s proxy statement and proxy for the next annual meeting. Stockholders of record of Diamond at the time notice was given for an annual meeting and entitled to vote at the annual meeting who wish to present a proposal at an annual meeting or to nominate a person to Diamond’s board at an annual meeting (but not include such proposal or nomination in the proxy statement) must submit such proposal or nominee to Diamond no earlier than 105 and no later than 75 calendar days before the first anniversary of the prior year’s annual meeting if they wish for such proposal or nomination to be eligible for presentation at the next annual meeting. Only matters specified in the notice for special meetings will be considered at special meetings.

P&G. Ohio law governs the business that will be considered at annual or special meetings of P&G shareholders. Only business properly brought before annual or special meetings by a shareholder of record of P&G at the time notice was given for the meeting and entitled to vote at the meeting will be considered at the meeting. P&G’s regulations require advance written notice of business to be brought before an annual meeting. The notice must contain certain information set forth in the regulations and must be received by the Secretary of P&G not less than 90 days (140 days for a shareholder recommendation for the board of directors) nor more than 240 days prior to the one-year anniversary of the preceding year’s annual meeting. Certain other notice periods apply if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date. Only matters specified in the notice for special meetings will be considered at special meetings.

Matters Relating to the Board of Directors

Number; Classification

Diamond. Under Diamond’s bylaws, Diamond’s board of directors is divided into three classes. Diamond’s board of directors currently consists of ten directors, with three directors in the class whose term expires at Diamond’s 2012 annual meeting of stockholders, three directors in the class whose term expires at Diamond’s 2013 annual meeting of stockholders and four directors in the class whose term expires at Diamond’s 2014 annual meeting of stockholders. Diamond’s board members are elected by plurality voting, meaning that the director nominees receiving the greatest number of votes are elected.

P&G. Under P&G’s regulations, all directors of P&G are elected annually to one-year terms. P&G’s board members are elected by plurality voting, meaning that the director nominees receiving the greatest number of votes are elected.

Removal of Directors

Diamond. Diamond’s bylaws provide that, subject to the rights of the holders of shares of Diamond preferred stock, if any, directors may not be removed except for cause by the affirmative vote of the holders of a majority of the voting power of Diamond with respect to the election of directors. The removal of Diamond directors is otherwise governed in accordance with Delaware law.

P&G. In contrast to Diamond, P&G’s regulations provide that a director may be removed from office by the affirmative vote of holders of at least 80% of the voting power of P&G, voting together as a single class; provided, however this provision may be amended by a majority vote of the outstanding shares. The removal of P&G directors is otherwise governed in accordance with Ohio law.

Anti-Takeover Matters

Control Share Acquisitions

Diamond. Diamond is governed by Delaware law. Delaware does not have a control share acquisition statute.

P&G. Under Section 1701.831 of the Ohio Revised Code, unless the articles of incorporation or code of regulations of a corporation otherwise provide, any control share acquisition of an issuing public corporation can only be made with the prior approval of the shareholders of the corporation. A “control share acquisition” is defined as any acquisition of shares of a corporation that, when added to all other shares of that corporation owned by the acquiring person, would enable the person to exercise levels of voting power in any of the following ranges: at least 20% but less than 33 1/3%; at least 33 1/3% but less than 50%; 50% or more. P&G’s ability to enter into control share acquisition and business combinations is governed in accordance with Ohio law.

Transactions with Interested Stockholders

Diamond. Diamond is subject to the provisions of section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder, subject to exceptions, unless the business combination is approved by Diamond’s board of directors and disinterested stockholders in a prescribed manner or the transaction in which the person became an interested stockholder is approved by Diamond’s board of directors and Diamond’s disinterested stockholders in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of Diamond without further action by the stockholders.

P&G. P&G’s articles of incorporation provide that any business combination with a holder of 5% or more of the voting power of P&G’s capital stock, must be authorized by the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of P&G entitled to vote thereon, considered for these purposes as one class.

Rights Plans

Diamond. Diamond stockholders are subject to Diamond’s existing rights plan. The rights plan is described above under “Description of Diamond Capital Stock—Common Stock—Rights Agreement.”

P&G. P&G shareholders are not subject to a share rights plan.

Mergers, Acquisitions, Share Purchases and Certain Other Transactions

Diamond. The Delaware General Corporation Law requires the approval of mergers, consolidations and dispositions of all or substantially all of a corporation’s assets by a majority of the voting power of the corporation, unless the certificate of incorporation specifies a greater proportion. Diamond’s certificate of incorporation does not specify a voting power proportion different than that specified by Delaware law in connection with the approval of these transactions.

P&G. P&G’s articles of incorporation require the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of P&G entitled to vote thereon before P&G may enter into certain transactions with “related persons,” which is defined to include any person, entity or group that directly or indirectly beneficially owns 5% or more of the outstanding shares entitled to vote, and any affiliates or associates of such person, entities or groups. P&G’s articles of incorporation further provide that a majority of the outstanding voting power is required to approve mergers, acquisitions, share purchases and certain other transactions.

Amendments to Constituent Documents

Diamond. Delaware law permits the adoption of amendments to certificates of incorporation if those amendments are approved at a meeting held for that purpose by the holders of shares entitling them to exercise a majority of the voting power of the corporation, unless the certificate of incorporation specifies a greater proportion. Diamond’s certificate of incorporation does not specify a voting power proportion different than that specified by Delaware law in connection with the approval of amendments to Diamond’s certificate of incorporation.

P&G. Amendments to provisions of P&G’s articles of incorporation generally require the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock of P&G entitled to vote thereon, considered for these purposes as one class. Amendments to P&G’s regulations are governed in accordance with Ohio law. Ohio law permits adoption of amendments to regulations by an affirmative vote of the majority of shares entitled to vote or by written consent from holders of two-thirds of the shares entitled to vote or by written consent or vote of a greater or lesser proportion as provided in the articles of incorporation or regulations but not less than the majority of voting power. P&G’s regulations may be amended by its shareholders by the affirmative vote of a majority of the voting power of P&G at a meeting held for that purpose, or without a meeting by the affirmative written consent of two-thirds of the voting power of P&G.

Limitation of Liability of Directors and Officers

Diamond. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933.

To the extent permitted by the Delaware General Corporation Law, Diamond’s certificate of incorporation includes a provision that eliminates the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director, except, pursuant to the Delaware General Corporation Law, for liability:

•	for any breach of the director’s duty of loyalty to Diamond or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, Diamond’s bylaws provide that:

•

Diamond is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions where indemnification is not permitted by applicable law;

•

Diamond is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

In addition, Diamond has entered into indemnity agreements with each of its current directors and officers. These agreements provide for the indemnification of Diamond’s officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Diamond.

Diamond has obtained directors’ and officers’ insurance to cover its directors, officers and some of its employees for certain liabilities, including public securities matters.

P&G. The liability of P&G directors is governed in accordance with Ohio law. Ohio law provides that, with limited exceptions, a director may be held liable in damages for acts or omissions as a director only if it is proven by clear and convincing evidence that the director undertook the act or omission with deliberate intent to cause injury to the corporation or with reckless disregard for its best interests. Ohio law further provides that a corporation must indemnify a person for expenses reasonably incurred successfully defending (on the merits or otherwise) an action, suit or proceeding (including certain derivative suits) brought against the person as a director, officer, employee or agent of the corporation. In addition, a corporation may indemnify such persons for liability in such actions, suits or proceedings if the person acted in good faith in a matter believed to be in or not opposed to the best interest of the corporation, and, with respect to a criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Indemnification may be made only if ordered by a court or authorized in a specific case upon the determination that the appropriate standard has been met by the majority of disinterested directors, an independent legal advisor or shareholders.

P&G’s regulations provide for indemnification of P&G directors and officers in a manner consistent with Ohio law. P&G’s regulations provide indemnification for each director and officer against all costs, expenses (including attorneys’ fees), judgments and liabilities actually and reasonably incurred in connection with any action in which such director or officer is involved by reason of being a director or officer of P&G. P&G will provide indemnification unless it is determined that the director or officer failed to act in good faith, in a manner he or she reasonably believed to be in, or not opposed to, the best interests of P&G and its subsidiaries, or with the care that an ordinarily prudent person in a like position would use under similar circumstances, or acted or failed to act, in either case, with deliberate intent to cause injury to P&G or its subsidiaries or with reckless disregard for the best interests of P&G or its subsidiaries.

A conclusion that a director or officer acted or failed to act in such matter will be made only if, in cases of an adjudication on the merits, it is determined by a court of competent jurisdiction, or, in cases of settlement or compromise, P&G’s board of directors makes a determination to that effect and adopts a specific resolution of such determination (excluding any directors affected by self interest). In cases of settlement or compromise, P&G will not reimburse any amounts which by the terms of the settlement or compromise are paid to P&G itself by the director or officer.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

P&G, the Pringles Company and Diamond or their respective subsidiaries, in each case as applicable, have entered into or, before the consummation of the Transactions, will enter into, ancillary agreements relating to the Transactions and various interim and on-going relationships between P&G, the Pringles Company and Diamond. See “Additional Agreements.”

LEGAL MATTERS

The validity of the shares of Pringles Company common stock offered hereby and certain legal matters with respect to the transaction are being passed upon for the Pringles Company by Jones Day, legal counsel for P&G. The validity of the shares of Diamond common stock with respect to the Transactions is being passed upon for Diamond by Fenwick & West LLP. Certain tax matters are being passed upon for P&G by Cadwalader, Wickersham & Taft LLP. Certain tax matters are being passed upon for Diamond by Fenwick & West LLP. Certain legal matters are being passed upon with respect to the exchange offer for the dealer manager by Davis Polk & Wardwell LLP.

EXPERTS

The combined financial statements of Pringles as of June 30, 2010 and 2009, and for each of the three years in the period ended June 30, 2010, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as set forth in their report appearing herein (which report expresses an unqualified opinion on the combined financial statements and includes an explanatory paragraph relating to the allocation of parent company costs and the retrospective adjustment for the change in method of accounting for U.S. commodity inventories from the last-in, first-out (“LIFO”) method to the first-in, first-out (“FIFO”) method). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of The Procter & Gamble Company incorporated in this prospectus by reference from The Procter & Gamble Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010, and the effectiveness of The Procter & Gamble Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Diamond Foods, Inc. included in this prospectus and the effectiveness of Diamond Foods, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon the authority as experts in accounting and auditing.

The audited financial statements of Lion/Stove Luxembourg Investment 2 S.à.r.l. and subsidiaries as of 30 September 2009 and 2008 and for the three years ended 30 September 2009, which are incorporated in this prospectus by reference, have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

The Pringles Company has filed with the SEC a registration statement on Form S-4 and Form S-1 under the Securities Act of 1933 to register with the SEC the issuance of the shares of Pringles Company common stock to be delivered in this exchange offer to shareholders whose shares of P&G common stock are accepted for exchange. P&G will also file a Tender Offer Statement on Schedule TO with the SEC with respect to this exchange offer.

On August 4, 2011, Diamond filed an amended preliminary proxy statement that relates to the special meeting of Diamond stockholders to approve the issuance of shares of Diamond common stock in the Merger. In addition, Diamond has filed a registration statement on Form S-4 (Reg. No. 333-175025) to register the issuance of shares of its common stock that will be issued in the Merger. This prospectus constitutes P&G’s offer to exchange, in addition to being a prospectus of the Pringles Company and Diamond.

This prospectus does not contain all of the information set forth in the registration statement, the exhibits to the registration statement or the Schedule TO, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to P&G, the Pringles Company and Diamond reference is made to the registration statements and exhibits.

Statements contained in this prospectus or in any document incorporated by reference into this prospectus as to the contents of any contract or other prospectus referred to within this prospectus or other documents that are incorporated herein by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement in this prospectus regarding an agreement or other document is qualified in all respects by such agreement or other document.

The SEC allows certain information to be “incorporated by reference” into this prospectus. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded or modified by information contained directly in this prospectus or in any document subsequently filed by P&G or Diamond that is also incorporated or deemed to be incorporated by reference. This prospectus incorporates by reference the documents set forth below that P&G or Diamond has filed with the SEC and any future filings by P&G or Diamond under section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 from the date of this prospectus to the date that shares are accepted pursuant to this exchange offer (or the date that this exchange offer is terminated), except, in any such case, for any information therein which has been furnished rather than filed, which shall not be incorporated herein. Subsequent filings with the SEC will automatically modify and supersede information in this prospectus. These documents contain important information about P&G, Diamond and their respective business and financial condition:

P&G:

•	P&G’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010;

•	P&G’s Definitive Proxy Statement filed on August 27, 2010;

•	P&G’s Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2010, December 31, 2010 and March 31, 2011; and

•

P&G’s Current Reports on Form 8-K filed on August 13, 2010, October 14, 2010, November 18, 2010, December 14, 2010, February 1, 2011, February 11, 2011, March 1, 2011 and May 4, 2011 (as amended on May 12, 2011).

Diamond:

•	Diamond’s Annual Report on Form 10-K, for the fiscal year ended July 31, 2010 (except for Item 8);

•	Diamond’s Definitive Proxy Statement filed on November 26, 2010;

•	Diamond’s Quarterly Reports on Form 10-Q, for the quarterly periods ended October 31, 2010, January 31, 2011 and April 30, 2011; and

•

Diamond’s Current Reports on Form 8-K, filed April 5, 2010 and amended April 13, 2010, January 20, 2011, March 8, 2011 (only with respect to Items 5.02 and 7.01), March 15, 2011 (only with respect to Item 3.01), April 5, 2011 (only with respect to Items 1.01, 3.03 and 8.01 and Exhibits 2.1, 2.2 and 99.2 of Item 9.01), April 28, 2011 and June 21, 2011 (only with respect to Item 8.01).

You may read and copy all or any portion of this registration statement at the offices of the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a website, www.sec.gov, that contains reports, proxy and prospectus and other information regarding registrants, such as P&G and Diamond, that file electronically with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the SEC’s website. You can also find additional information about P&G at www.pg.com and about Diamond at www.diamondfoods.com.

Documents incorporated by reference are available without charge, upon written or oral request to the information agent, D.F. King & Co., Inc., located at 48 Wall Street, 22nd Floor, New York, New York 10005, at (800) 549-6697 (toll-free in the United States) or at (212) 269-5550 (call collect). In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the exchange offer.

If you request any incorporated documents, the information agent will mail them to you within one business day after receiving your request.

P&G, Diamond and the Pringles Company have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus. P&G, Diamond and the Pringles Company take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

See notes to unaudited condensed combined financial statements

Pringles

CONDENSED COMBINED STATEMENTS OF INCOME

Nine months ended March 31, 2011 and 2010

(Unaudited)

(Dollars in millions)

	Nine months ended March 31, 2011	Nine months ended March 31, 2010
Net sales	$1,047.3	$1,022.4
Cost of products sold	666.3	666.0

Gross profit	381.0	356.4
Selling, general and administrative expense	250.9	234.8
Other operating expense	0.5	0.3

Operating income	129.6	121.3
Income taxes	26.1	29.1

Net income	$103.5	$92.2

See notes to unaudited condensed combined financial statements

Pringles

CONDENSED COMBINED BALANCE SHEETS

March 31, 2011 and June 30, 2010

(Unaudited)

(Dollars in millions)

	March 31, 2011	June 30, 2010
Current assets:
Accounts receivable, net	$101.4	$94.0
Inventories
Materials and supplies	28.0	18.7
Work in process	1.3	2.5
Finished goods	84.3	68.7

Total inventories	113.6	89.9
Prepaid and other current assets	9.6	11.8

Total current assets	224.6	195.7

Property, plant and equipment
Buildings	162.0	152.9
Machinery and equipment	852.2	790.0
Land	9.0	7.9

Gross property, plant and equipment	1,023.2	950.8
Accumulated depreciation	(677.6)	(615.4)

Net property, plant and equipment	345.6	335.4
Other noncurrent assets	2.0	2.2

Total assets	$572.2	$533.3

Current liabilities:
Accounts payable	$61.1	$66.4
Accrued expenses and other liabilities	112.6	87.1

Total current liabilities	173.7	153.5
Noncurrent deferred income taxes	34.1	36.5
Other noncurrent liabilities	5.3	5.3

Total liabilities	213.1	195.3

Commitments and contingencies (Note 5)

Equity:
Accumulated other comprehensive income	39.5	19.9
Divisional equity	319.6	318.1

Total equity	359.1	338.0

Total liabilities and equity	$572.2	$533.3

See notes to unaudited condensed combined financial statements

Pringles

COMBINED STATEMENTS OF CASH FLOWS

Nine months ended March 31, 2011 and 2010

(Unaudited)

(Dollars in millions)

	Nine months ended March 31, 2011	Nine months ended March 31, 2010
Cash and cash equivalents, beginning of period	$—	$—

Operating activities:
Net income	103.5	92.2
Depreciation and amortization	34.0	35.1
Losses on sales and dispositions of assets	0.6	1.2
Deferred income taxes	(3.6)	0.9
Change in accounts receivable	0.8	7.7
Change in inventories	(17.2)	11.8
Change in prepaid and other current assets	3.2	4.1
Change in other noncurrent assets	0.4	0.2
Change in accounts payable	(10.6)	1.5
Change in accrued expenses and other liabilities	16.1	4.4
Change in other noncurrent liabilities and other	(0.6)	(0.1)

Total operating activities	126.6	159.0

Investing activities:
Capital expenditures	(24.6)	(15.0)
Change in restricted cash	—	0.9

Total investing activities	(24.6)	(14.1)

Financing activities:
Distributions to P&G	(102.0)	(144.9)

Total financing activities	(102.0)	(144.9)

Net change in cash & cash equivalents	—	—

Cash and cash equivalents, end of period	$—	$—

See notes to unaudited condensed combined financial statements

Pringles

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS

Nine months ended March 31, 2011 and 2010

(Dollars in millions, except as otherwise specified)

Note 1. Basis of Presentation

Pringles (the “Company”) is a combination of wholly owned subsidiaries and operations of the snacks business of The Procter and Gamble Company (“P&G”).

These unaudited condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial reporting. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these unaudited condensed combined financial statements contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flow for the interim periods reported. These statements should be read in conjunction with the Company’s audited combined financial statements for the fiscal year ended June 30, 2010. However, such financial statements may not be fully representative of annual results. These unaudited condensed combined financial statements reflect the historical financial position, results of operations and cash flow of the business to be transferred to Pringles by P&G as if the transfer had occurred prior to the periods presented. Prior to this separation, P&G has not accounted for the Company as, and the Company has not been operated as, a stand-alone company for the periods presented. The Company’s unaudited historical financial statements have been “carved out” from P&G’s consolidated financial statements and reflect assumptions and allocations made by P&G. The unaudited condensed combined financial statements do not fully reflect what the Company’s financial position, results of operations and cash flow would have been had the Company been a stand-alone business during the periods presented. As a result, historical financial information is not necessarily indicative of what the Company’s results of operations, financial position and cash flow will be in the future.

These unaudited condensed combined financial statements were prepared using P&G’s historical basis in the assets and liabilities of the business. The Company’s unaudited historical condensed combined financial statements include all revenues, costs, assets and liabilities directly attributable to its business. In addition, certain expenses reflected in the unaudited condensed combined financial statements include allocations of corporate expenses from P&G, which in the opinion of management are reasonable. All such costs have been deemed to have been paid by the Company to P&G in the period in which they were recorded. Allocations of current income taxes are deemed to have been remitted, in cash, to P&G in the period the related income taxes were recorded. Amounts due to or from P&G, related to a variety of intercompany transactions including the collection of trade receivables, payment of accounts payable and accrued liabilities, charges of allocated corporate expenses and payments of taxes paid by P&G on behalf of the Company, have been classified within divisional equity. Intercompany transactions are eliminated.

Note 2. New Accounting Pronouncements and Policies

New Accounting Pronouncements and Policies

No new accounting pronouncement issued or effective during the fiscal year has had or is expected to have a material impact on the unaudited condensed combined financial statements.

Note 3. Stock-Based Compensation

Total stock-based compensation expense for stock option grants and restricted stock unit grants was $2.3 and $2.9 for the nine months ended March 31, 2011 and 2010, respectively.

Note 4. Supplemental Financial Information

Selected components of accrued expenses and other liabilities are set forth below:

	March 31, 2011	June 30, 2010
Marketing and promotion	$80.6	$57.1
Compensation expenses	15.5	13.0
VAT taxes payable	7.0	11.6
Other	9.5	5.4

Accrued expenses and other liabilities	$112.6	$87.1

Total comprehensive income is comprised primarily of net earnings and net currency translation gains and losses. Total comprehensive income for the nine months ended March 31, 2011 and 2010 was $123.1 and $87.9, respectively.

Note 5. Commitments & Contingencies

Litigation

The Company is subject to various lawsuits and claims with respect to matters such as governmental regulations and other actions arising out of the normal course of business. While considerable uncertainty exists, in the opinion of management and its counsel, the ultimate resolution of the various lawsuits and claims will not materially affect the Company’s financial position, results of operations or cash flow.

Income taxes

The Company is present in over 66 taxable jurisdictions, and at any point in time, has several audits underway at various stages of completion. The Company evaluates the tax positions and establishes liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate. The Company is making a concerted effort to bring its audit inventory to a more current position. The Company has done this by working with tax authorities to conduct audits for several open years at once. The Company has tax years open ranging from 2001 and forward. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of the audit. While the Company does not expect material changes, it is possible that the amount of unrecognized benefit with respect to the uncertain tax positions will significantly increase or decrease within the next 12 months related to the audits described above. At this time, the Company is not able to make a reasonable estimate of the range of impact on the balance of uncertain tax positions or the impact on the effective tax rate related to these items.

Note 6. Segment Information

The Company has three reportable segments: North America, EMEA (Europe, Middle East and Africa) and Asia. The reportable segments are each managed separately based upon geography and each reportable segment derives its revenues from the sale of snack foods under the Pringles brand to mass merchandisers, grocery retailers, membership club stores and convenience outlets. The segment information aggregates geographical regions with similar economic characteristics. North America primarily includes the United States, Canada, Mexico and Puerto Rico. North America also includes sales of snack foods to certain non-retail customers. EMEA includes the countries of Europe (most notably the United Kingdom, Germany, Italy, France, Spain and the Netherlands), Middle Eastern countries (most notably Saudi Arabia, Israel and the United Arab Emirates) and

Africa. Asia primarily includes Japan, South Korea, China, Australia, Malaysia, Thailand and Singapore. The Company’s management uses net income to evaluate segment performance and allocate resources. Other includes the operating results of the Company’s Latin America business which does not meet the quantitative threshold for determining reportable segments as well as certain corporate activities that are not reflected in the operating results used internally to measure and evaluate the segments. Revenues in Latin America are derived from the sale of snack foods under the Pringles brand similar to the reportable segments. Adjustments to arrive at the Company’s effective tax rate are also included in Other.

		Nine months ended March 31
Segment Results		Net Sales	Segment Operating Income	Segment Net Income
North America	2011	$406.3	$57.8	$39.4
	2010	407.0	50.0	33.1

EMEA	2011	459.3	56.9	48.5
	2010	456.5	52.7	44.8

Asia	2011	143.4	14.3	12.4
	2010	127.2	10.5	8.6

Other	2011	38.3	0.6	3.2
	2010	31.7	8.1	5.7

Total	2011	1,047.3	129.6	103.5
	2010	1,022.4	121.3	92.2

Note 7. Subsequent Events

On April 5, 2011, P&G signed an agreement to merge the operations of the Company into Diamond Foods, Inc. (“Diamond”) for consideration of $1.5 billion in Diamond common stock plus Diamond’s assumption of approximately $850 million of debt. The transaction is expected to close by the end of the 2011 calendar year, subject to customary closing conditions including securing the necessary regulatory and Diamond shareholder approvals. For the period ended March 31, 2011, the Company has evaluated subsequent events for potential recognition and disclosure through June 20, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

The Procter & Gamble Company:

We have audited the accompanying combined balance sheets of Pringles (the “Company”) (a combination of wholly owned subsidiaries and operations of The Procter & Gamble Company) as of June 30, 2010 and 2009, and the related combined statements of income, equity, and cash flows for each of the three years in the period ended June 30, 2010. As discussed in Note 2, the combined financial statements have been “carved out” from The Procter & Gamble Company’s consolidated financial statements to present the historical financial position, results of operations, and cash flows of The Procter & Gamble Company’s snacks business. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the combined financial position of the Company as of June 30, 2010 and 2009, and the combined results of its operations and its combined cash flows for each of the three years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the combined financial statements of the Company include allocations of certain corporate costs from The Procter & Gamble Company. These costs may not be reflective of the actual level of costs which would have been incurred had the Company operated as a separate entity apart from The Procter & Gamble Company.

As discussed in Note 3 to the combined financial statements, the accompanying financial statements as of June 30, 2010 and 2009, and for each of the three years in the period ended June 30, 2010, have been retrospectively adjusted for the change in method of accounting for U.S. commodity inventories from the last-in, first-out (“LIFO”) method to the first-in, first-out (“FIFO”) method.

/s/ Deloitte & Touche LLP

August 23, 2010

(May 17, 2011 as to Notes 3 and 16)

Cincinnati, Ohio

Pringles

COMBINED STATEMENTS OF INCOME

Years ended June 30, 2010, 2009 and 2008

(Dollars in millions)

	Year ended June 30, 2010	Year ended June 30, 2009	Year ended June 30, 2008
Net sales	$1,367.4	$1,396.4	$1,534.4
Cost of products sold	886.9	1,049.3	1,077.9

Gross profit	480.5	347.1	456.5
Selling, general and administrative expense	314.1	279.8	334.9
Other operating expense	(0.5)	7.4	(0.2)

Operating income	166.9	59.9	121.8
Income taxes	40.0	19.6	36.8

Net income	$126.9	$40.3	$85.0

See notes to combined financial statements

Pringles

COMBINED BALANCE SHEETS

June 30, 2010 and 2009

(Dollars in millions)

	June 30, 2010	June 30, 2009
Current assets:

Accounts receivable, net	$94.0	$93.0

Inventories
Materials and supplies	18.7	25.4
Work in process	2.5	3.5
Finished goods	68.7	92.0

Total inventories	89.9	120.9
Prepaid and other current assets	11.8	15.4

Total current assets	195.7	229.3

Property, plant and equipment
Buildings	152.9	158.8
Machinery and equipment	790.0	811.7
Land	7.9	9.7

Gross property, plant and equipment	950.8	980.2
Accumulated depreciation	(615.4)	(604.2)

Net property, plant and equipment	335.4	376.0
Other noncurrent assets	2.2	2.8

Total assets	$533.3	$608.1

Current liabilities:
Accounts payable	$66.4	$51.5
Accrued expenses and other liabilities	87.1	91.2

Total current liabilities	153.5	142.7
Noncurrent deferred income taxes	36.5	44.5
Other noncurrent liabilities	5.3	8.2

Total liabilities	$195.3	$195.4

Commitments and contingencies (Note 14)

Equity:
Accumulated other comprehensive income	$19.9	$35.9
Divisional equity	318.1	376.8

Total equity	338.0	412.7

Total liabilities and equity	$533.3	$608.1

See notes to combined financial statements

Pringles

COMBINED STATEMENTS OF EQUITY

Years ended June 30, 2010, 2009 and 2008

(Dollars in millions)

	Divisional equity	Accumulated other comprehensive income	Total
Balance at June 30, 2007	$498.9	$20.5	$519.4
Net income	85.0	—	85.0

Other comprehensive income (loss):
Currency translation adjustments	—	31.6	31.6
Unrealized gain (loss) on cash flow hedging	—	1.0	1.0

Total comprehensive income			117.6
Adoption of new accounting guidance	(3.3)	—	(3.3)
Distributions to P&G	(163.4)	—	(163.4)

Balance at June 30, 2008	417.2	53.1	470.3
Net income	40.3	—	40.3

Other comprehensive income (loss):
Currency translation adjustments	—	(15.0)	(15.0)
Unrealized gain (loss) on cash flow hedging	—	(2.2)	(2.2)

Total comprehensive income			23.1
Distributions to P&G	(80.7)	—	(80.7)

Balance at June 30, 2009	376.8	35.9	412.7
Net income	126.9	—	126.9

Other comprehensive income (loss):
Currency translation adjustments	—	(16.5)	(16.5)
Unrealized gain (loss) on cash flow hedging	—	0.5	0.5

Total comprehensive income			110.9
Distributions to P&G	(185.6)	—	(185.6)

Balance at June 30, 2010	$318.1	$19.9	$338.0

Note:	Comprehensive income (loss) is recorded net of tax of $0.3, $(1.2) and $0.8 for 2010, 2009 and 2008, respectively.

See notes to combined financial statements

Pringles

COMBINED STATEMENTS OF CASH FLOWS

Years ended June 30, 2010, 2009 and 2008

(Dollars in millions)

	Year ended June 30, 2010	Year ended June 30, 2009	Year ended June 30, 2008
Cash and cash equivalents, beginning of year	$—	$—	$—

Operating activities:
Net income	126.9	40.3	85.0
Depreciation and amortization	46.5	74.2	84.6
Intangible asset impairment	—	5.1	—
Losses on sales and dispositions of assets	2.2	2.5	4.1
Deferred income taxes	(4.0)	(10.2)	(1.8)
Change in accounts receivable	(7.0)	15.1	5.7
Change in inventories	26.4	15.2	(12.9)
Change in prepaid and other current assets	(0.4)	7.5	—
Change in other noncurrent assets	(0.5)	(0.3)	5.9
Change in accounts payable	20.5	(28.3)	22.9
Change in accrued expenses and other liabilities	4.9	(22.1)	19.4
Change in other noncurrent liabilities and other	(2.7)	6.1	(16.2)

Total operating activities	212.8	105.1	196.7

Investing activities:
Capital expenditures	(28.1)	(24.9)	(33.7)
Change in restricted cash	0.9	0.5	0.4

Total investing activities	(27.2)	(24.4)	(33.3)

Financing activities:
Distributions to P&G	(185.6)	(80.7)	(163.4)

Total financing activities	(185.6)	(80.7)	(163.4)

Net change in cash and cash equivalents	—	—	—

Cash and cash equivalents, end of year	$—	$—	$—

Supplemental disclosure:
Taxes paid (considered remitted to P&G in the period recorded)	$46.6	$31.9	$37.9

See notes to combined financial statements

PRINGLES

NOTES TO COMBINED FINANCIAL STATEMENTS

Years ended June 30, 2010, 2009 and 2008

(Dollars in millions, except as otherwise specified)

Note 1. Nature of Operations

Pringles (the “Company”) is a combination of wholly owned subsidiaries and operations of the snacks business of The Procter and Gamble Company (“P&G”).

The Company engages in the manufacturing, marketing and distributing of snack foods, primarily under the Pringles brand, on a global basis and sells snacks products in over 140 countries around the world across North America, Europe, Asia and Latin America.

The Company sells its products principally to leading mass merchandisers, grocery retailers, membership club stores and convenience outlets globally, either via P&G sales force or third-party distributors.

Note 2. Basis of Presentation

The Company, which comprises all of P&G’s snacks business, is subject to a potential transaction that would separate it from P&G. The Company’s combined financial statements reflect the historical financial position, results of operations and cash flows as owned by P&G for all periods presented. Prior to the potential separation transaction, P&G has not accounted for the Company as, and the Company has not been operated as, a stand-alone company for the periods presented. The Company’s historical financial statements have been “carved out” from P&G’s consolidated financial statements and reflect assumptions and allocations made by P&G. The combined financial statements do not fully reflect what the Company’s financial position, results of operations and cash flows would have been had the Company been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of what the Company’s results of operations, financial position and cash flows will be in the future.

The Company’s historical combined financial statements were prepared using P&G’s historical basis in the assets and liabilities of the business. The Company’s historical combined financial statements include all revenues, costs, assets and liabilities directly attributable to its business. In addition, certain expenses reflected in the combined financial statements include allocations of corporate expenses from P&G, which in the opinion of management are reasonable (see further discussion in Note 4). All such costs and expenses have been deemed to have been paid by the Company to P&G in the period in which the costs were recorded. Allocations of current income taxes are deemed to have been remitted, in cash, to P&G in the period the related income taxes were recorded. Amounts due to or from P&G, related to a variety of intercompany transactions including the collection of trade receivables, payment of accounts payable and accrued liabilities, charges of allocated corporate expenses and payments of taxes paid by P&G on behalf of the Company, have been classified within divisional equity. Intercompany transactions are eliminated.

For the year ended June 30, 2010, the Company has evaluated subsequent events for potential recognition and disclosure through August 23, 2010 and May 17, 2011, the dates of financial statement issuance and re-issuance, respectively.

Note 3. Significant Accounting Policies

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. These estimates and assumptions are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates are used in accounting for, among other items, consumer and trade promotion accruals, accruals for costs associated with exit or disposal activities (restructuring reserves), useful lives for property, plant and equipment, future cash flows associated with long-lived asset impairment testing, allocated pension and other post employment benefits costs, stock compensation, deferred tax assets and liabilities, uncertain tax positions and contingencies. Actual results may differ from these estimates and assumptions.

Revenue Recognition

Sales are recognized when revenue is realized or realizable and has been earned. The revenue recorded is presented net of sales and other taxes the Company collects on behalf of governmental authorities and includes shipping and handling costs, which generally are included in the invoice price to the customer. The Company’s policy is to recognize revenue when title to the product, ownership and risk of loss are transferred to the customer, which can either be on the date of shipment or the date of receipt by the customer. Payment discounts and product returns are recorded as a reduction of sales in the same period that the revenue is recognized. Trade promotions, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons, are offered through various programs to customers and consumers. Sales are recorded net of trade promotion spending, which is recognized as incurred, generally at the time of the sale. Most of these arrangements have terms of approximately one year. Accruals for expected payments under these programs are included as accrued marketing and promotion expense in the accrued expenses and other liabilities line item in the combined balance sheets.

Cost of Products Sold

Cost of products sold is primarily comprised of direct materials and supplies consumed in the production of product, as well as production labor, depreciation expense and direct overhead expense necessary to acquire and convert the purchased materials and supplies into finished product. Cost of products sold also includes the cost to distribute products to customers, inbound freight costs, internal transfer costs, warehousing costs and other shipping and handling activity.

Selling, General and Administrative

Selling, general and administrative expense (SG&A) is primarily comprised of marketing expenses, selling expenses, research and development costs, administrative and other indirect overhead costs, depreciation expense on non-production assets and other miscellaneous operating items.

Research and development costs are expensed as incurred and were $22.7 in 2010, $23.6 in 2009 and $21.5 in 2008. Advertising costs, expensed as incurred, include television, print, radio, internet and in-store advertising expenses and were $100.5 in 2010, $66.6 in 2009 and $94.8 in 2008. Non-advertising related components of the Company’s total marketing spending include costs associated with consumer promotions, product sampling and sales aids, which are included in SG&A, and coupons and customer trade funds, which are recorded as reductions to net sales.

Currency Translation

Financial statements of operations outside the United States of America (U.S.) generally are measured using the local currency as the functional currency. Adjustments to translate those statements into U.S. dollars are recorded in accumulated other comprehensive income (OCI). Foreign currency remeasurement gains and losses are immaterial for all periods presented.

Cash Flow Presentation

The combined statements of cash flows are prepared using the indirect method, which reconciles net earnings to cash flows from operating activities. The reconciliation adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in net income. The adjustments also remove cash flows from investing and financing activities, which are presented separately from operating activities. Cash flows from foreign currency transactions and operations are translated at an average exchange rate for the period. Cash flows from hedging activities are included in the same category as the items being hedged.

Cash, Cash Equivalents and Restricted Cash

As described in Note 4, the Company has historically participated in P&G’s cash management system and has no separate cash balances; accordingly all cash derived from or required for the Company’s operations is applied to or against divisional equity. Restricted cash in the combined balance sheet represents margin account deposits at financial institutions held as collateral for raw material futures contracts. Restricted cash was $0.1 and $1.0 as of June 30, 2010 and 2009, respectively, and is included in the prepaid and other current assets line item in the combined balance sheets.

Accounts Receivable

Receivables are recognized net of payment discounts and allowances. The allowance for doubtful accounts was $0.3 and $0.7 as of June 30, 2010 and 2009, respectively.

Inventory Valuation

Through June 30, 2010, inventories were primarily maintained on the first-in, first-out (FIFO) method, except for certain commodities in the U.S., which were maintained on the last-in, first-out (LIFO) method. Effective July 1, 2010, the Company elected to change the method of valuing U.S. inventories to the FIFO method from the LIFO method. As a result of this change, inventories for all periods presented are valued using the FIFO method, at lower of cost or market. In accordance with the applicable accounting guidance for accounting changes, all prior periods presented have been adjusted to apply the new method retrospectively. As a result of this retrospective adjustment, divisional equity at July 1, 2007 increased $2.4. The FIFO method is preferable as it conforms the inventory costing methods for all inventories to a single method and improves financial reporting by better matching sales and expenses. The impact of the change is presented below for the respective financial statement line items within the accompanying combined statements of income, combined balance sheets and combined statements of cash flow.

	Originally reported under LIFO	Adjust to FIFO	As adjusted under FIFO
Impact on Combined Statements of Income
Cost of products sold
For the year ended June 30, 2010	$885.0	$1.9	$886.9
For the year ended June 30, 2009	1,048.6	0.7	1,049.3
For the year ended June 30, 2008	1,083.3	(5.4)	1,077.9

Income taxes
For the year ended June 30, 2010	$40.7	$(0.7)	$40.0
For the year ended June 30, 2009	19.9	(0.3)	19.6
For the year ended June 30, 2008	34.9	1.9	36.8

Net income
For the year ended June 30, 2010	$128.1	$(1.2)	$126.9
For the year ended June 30, 2009	40.7	(0.4)	40.3
For the year ended June 30, 2008	81.5	3.5	85.0

	Originally reported under LIFO	Adjust to FIFO	As adjusted under FIFO

Impact on Combined Balance Sheets
Materials and supplies
As of June 30, 2010	$15.3	$3.4	$18.7
As of June 30, 2009	21.7	3.7	25.4

Finished goods
As of June 30, 2010	$66.9	$1.8	$68.7
As of June 30, 2009	88.6	3.4	92.0

Divisional equity
As of June 30, 2010	$312.9	$5.2	$318.1
As of June 30, 2009	369.7	7.1	376.8

Impact on Combined Statements of Cash Flows
Change in inventories
For the year ended June 30, 2010	$24.5	$1.9	$26.4
For the year ended June 30, 2009	14.5	0.7	15.2
For the year ended June 30, 2008	(7.5)	(5.4)	(12.9)

Distributions to P&G
For the year ended June 30, 2010	$(184.9)	$(0.7)	$(185.6)
For the year ended June 30, 2009	(80.4)	(0.3)	(80.7)
For the year ended June 30, 2008	(165.3)	1.9	(163.4)

Property, Plant and Equipment

Property, plant and equipment is recorded at historical cost reduced by accumulated depreciation. Depreciation expense is recognized over the assets’ estimated useful lives using the straight-line method. Machinery and equipment includes office furniture and fixtures (15-year life), computer equipment and capitalized software (3- to 5-year lives) and manufacturing equipment (3- to 20-year lives). Buildings are depreciated over an estimated useful life of 40 years. Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Intangible Assets

The cost of intangible assets with determinable useful lives is amortized on a straight-line basis over the estimated periods benefited. Assets with contractual terms are amortized over their respective legal or contractual lives. When certain events or changes in operating conditions occur, an impairment assessment is performed, impairment losses may be recorded and lives of intangible assets with determinable lives may be adjusted prospectively. There are no indefinite-lived intangible assets. See Note 6.

Costs for Exit and Disposal Activities

The Company records restructuring activities, including costs for one-time termination benefits, in accordance with guidance on accounting for costs associated with exit or disposal activities. Asset impairment costs are recorded in accordance with guidance on accounting for the impairment and disposal of long-lived assets. See Note 7.

Stock-Based Compensation

Certain employees of the Company participate in P&G’s various share based incentive plans under which stock options or stock awards may be granted to certain executives and management. See Note 11.

Fair Values of Financial Instruments

Certain financial instruments are required to be recorded at fair value. The estimated fair values of such financial instruments (derivatives) have been determined using market information. The fair values of derivative instruments are disclosed in Note 10.

Income Taxes

The Company is included in P&G’s consolidated tax returns in various jurisdictions and accounts for income taxes under the separate return method. Under this approach, the Company determines its tax liability and deferred tax assets and liabilities as if it were filing separate tax returns. See Note 13.

New Accounting Pronouncements and Policies

On July 1, 2008, the Company adopted new accounting guidance on fair value measurements. The new guidance defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. It was effective for the Company beginning July 1, 2008, for certain financial assets and liabilities, and beginning July 1, 2009 for certain non-financial assets and liabilities. There were no significant assets or liabilities remeasured at fair value on a non-recurring basis during the year ended June 30, 2010. Refer to Note 10 for additional information regarding our fair value measurements for financial assets and liabilities.

On January 1, 2009, the Company adopted new accounting guidance on disclosures about derivative instruments and hedging activities. The new guidance impacts disclosures only and requires additional qualitative and quantitative information on the use of derivatives and their impact on an entity’s financial position, results of operations and cash flows. Refer to Note 10 for additional information regarding our risk management activities, including derivative instruments and hedging activities.

No other new accounting pronouncement issued or effective during 2010, 2009 or 2008 has had or is expected to have a material impact on the combined financial statements.

Note 4. Related Party Transactions

These statements reflect allocated expenses associated with centralized P&G support functions including: legal, accounting, tax, treasury, internal audit, information technology, human resources and other services. The costs associated with these functions generally include all payroll and benefit costs as well as related overhead costs. P&G also allocated costs to the Company associated with office facilities, corporate insurance coverage and medical, pension, post-retirement and other health plan costs attributed to the Company’s employees participating in P&G sponsored plans. Allocations are based on a number of utilization measures including headcount, square footage and proportionate effort. Where determinations based on utilization are impracticable, P&G uses other methods and criteria such as net sales that are believed to be reasonable estimates of costs attributable to the Company. All such amounts have been deemed to have been paid by the Company to P&G in the period in which the costs were recorded.

Central treasury activities include the investment of surplus cash, the issuance, repayment and repurchase of short-term and long-term debt and interest rate and foreign currency risk management. All P&G funding to the Company since inception has been accounted for as capital contributions from P&G and all cash remittances from the Company to P&G have been accounted for as distributions to P&G. Accordingly, no debt or related interest charges from P&G are reflected in these combined financial statements. For all periods presented, the Company had significant net positive cash flow, which has been accounted for as distributions to P&G.

Note 5. Inventory

As discussed in Note 3, effective July 1, 2010, the Company elected to change the costing method for certain inventories historically determined by the LIFO inventory method to the FIFO inventory method. The cost of spare part inventories is maintained using the average cost method. Inventories are stated at the lower of cost or market.

Note 6. Intangible Assets

When certain events or changes in operating conditions occur, an impairment assessment is performed and the lives of intangible assets with determinable lives may be adjusted. At the beginning of 2009, the Company held one intangible asset, the Eagle Brand in North America, with a gross carrying value of $7.0 and accumulated amortization of $1.8. During 2009, due to a significant decline in the projected cash flows, the Company recorded a non-cash impairment charge on the Eagle Brand of $5.1. The impairment charge was recorded in other operating expense. The amortization of intangibles for the years ended June 30, 2010, 2009 and 2008 was $0.0, $0.1 and $0.2, respectively. The Company holds no other intangible assets and there is no future estimated amortization expense over the next five years.

Note 7. Exit, Disposal and Restructuring Activities

The Company established certain restructuring programs related to manufacturing and workforce rationalization efforts to maintain a competitive cost structure. Costs for such programs include employee related separation benefits, accelerated depreciation and asset write-downs and other charges. Existing restructuring activities were substantially complete in 2009.

The following table summarizes the changes in the restructuring reserve balances, which are included in accrued expenses and other liabilities:

Employee separation costs and other charges
Reserve balance June 30, 2007	$3.0
Charges	15.8
Cash (spent)/received	(5.0)

Reserve balance June 30, 2008	$13.8

Charges	21.6
Cash (spent)/received	(32.3)

Reserve balance June 30, 2009	$3.1

Charges	—
Cash (spent)/received	(3.1)

Reserve balance June 30, 2010	$0.0

Employee Related Separation Costs and Other Charges

Employee separation costs primarily relate to severance packages, outplacement, training and health benefits. The packages are predominantly voluntary and are formula-driven, based on salary levels and past service. The separations are primarily manufacturing positions. Separation charges for manufacturing employees are included in cost of products sold. Other charges primarily consist of contract terminations with third-party manufacturing facilities, storeroom inventory write-offs and site clearance costs associated with removing the manufacturing assets from production. Other charges are included in cost of products sold. All employee separation costs and other charges have been classified as part of Other for segment reporting purposes as disclosed in Note 15.

Accelerated Depreciation and Asset Write-Downs

Charges for accelerated depreciation relate to long-lived assets that will be taken out of service prior to the end of their originally established useful lives. The Company has shortened the estimated useful lives of such assets, resulting in incremental depreciation expense over the newly estimated service period. Asset write-downs relate to the establishment of new carrying values for assets held for sale or disposal. These assets are in the process of being removed from service and expected to be disposed of or sold within the next 12 months. These charges represent the write-down of assets to the amount expected to be realized upon sale or disposal. Accelerated depreciation and asset write-down charges related to restructuring activities were $0.0, $12.6 and $24.2 in 2010, 2009 and 2008, respectively. Accelerated depreciation and asset write-down charges for manufacturing assets are included in cost of products sold and for other assets are included in SG&A. All accelerated depreciation asset write-down charges have been classified as part of Other for segment reporting purposes as disclosed in Note 15.

Note 8. Supplemental Financial Information

Selected components of accrued expenses and other liabilities are set forth below:

As of June 30	2010	2009
Marketing and promotion	$57.1	$54.9
Compensation expenses	13.0	16.4
VAT taxes payable	11.6	9.6
Other	5.4	10.3

Accrued expenses and other liabilities	$87.1	$91.2

Note 9. Short-term and Long-term Debt

From time to time, the Company enters into service and supply arrangements with certain vendors, pursuant to which vendors procure specialized machinery and equipment dedicated to satisfying minimum production levels which the Company is obligated to purchase. The Company accounts for such arrangements as capital leases which require the capitalization of related amounts in property, plant and equipment with an offsetting amount recorded as a liability. The Company had total obligations of $0.0 and $0.9 (all due within one year) as of June 30, 2010 and June 30, 2009, respectively, included in the accrued expenses and other liabilities line item in the combined balance sheets.

Note 10. Risk Management Activities and Fair Value Measurements

Certain raw materials used in the Company’s production processes are subject to price volatility caused by weather, supply conditions, political and economic variables and other unpredictable factors. To the extent the Company chooses to manage the volatility related to anticipated purchases of certain materials, the Company uses futures and options with maturities generally less than one year and swap contracts with maturities up to two years. The utilization of these financial instruments is governed by P&G’s policies covering acceptable counterparty exposure, instrument types and other hedging practices.

At inception, the Company formally designates and documents qualifying instruments as cash flow hedges. The Company also formally assesses, at inception and at least quarterly, whether the qualifying futures and options are effective in offsetting changes in the purchase price of the underlying raw material purchases being hedged. The effective portion of the Company’s qualifying commodity hedges is reported in OCI and reclassified into cost of products sold in the same period or periods during which the hedged transaction affects earnings. Changes in fair value of non-qualifying instruments are immediately recognized in cost of products sold.

The notional amounts, fair values and amount of gain (loss) recognized in accumulated OCI on qualifying and non-qualifying financial instruments used in hedging transactions as of June 30, 2010 and 2009 are as follows:

Commodity Contracts	Notional Amount		Fair value asset (liability)(1)		Amount of gain (loss) recognized in accumulated OCI on derivatives
As of June 30	2010	2009	2010	2009	2010	2009
Designated	$—	$5.5	$—	$(0.5)	$—	$(0.5)
Not Designated	$—	$0.1	$—	$(0.1)	N/A	N/A

Total	$—	$5.6	$—	$(0.6)	$—	$(0.5)

(1)	All derivative liabilities are presented in accrued expenses and other liabilities.

All commodity hedges are classified as Level 1 securities within the fair value hierarchy as the fair value was determined based on quoted market prices for identical assets or liabilities in active markets. The Company does not have any Level 2 or Level 3 securities as of June 30, 2010 and 2009. During the next 12 months, the amount of the June 30, 2010 accumulated OCI balance that will be reclassified to earnings is expected to be zero. The notional amount of contracts outstanding at the end of the period is indicative of the level of the Company’s hedging activity during the period.

The effective portion of the Company’s qualifying commodity hedging program reflected in cost of products sold were $(3.0), $(6.5) and $0.8 for 2010, 2009 and 2008, respectively. The ineffective portion was immaterial for all years.

Certain hedges of raw material prices do not qualify for hedge accounting treatment and, as a result, the change in fair value for these instruments is immediately charged to cost of products sold. The amounts charged to costs of products sold for non-qualifying hedges were $0.0, $(0.6) and $2.4 for 2010, 2009 and 2008, respectively.

Note 11. Stock-Based Compensation

Certain of the Company’s employees have been granted P&G stock options under P&G’s primary stock-based compensation plan. Under this plan, stock options are granted annually to key managers with exercise prices equal to the market price of the underlying common stock on the date of grant. Grants issued under this plan vest after three years and have a 10-year life. Grants issued from July 1998 through August 2002 vested after three years and have a 15-year life. In addition to the grants made to key managers, a certain number of the Company’s employees have been granted an immaterial number of P&G stock options for which vesting terms and option periods are not substantially different. Additionally, there are other grants of restricted stock units that are immaterial.

Total stock-based compensation expense for stock option grants and restricted stock unit grants was $3.8, $4.8 and $4.9 for 2010, 2009 and 2008, respectively.

In calculating the compensation expense for options granted, the Company utilizes a binomial lattice-based valuation model. Assumptions utilized in the model, which are evaluated and revised, as necessary, to reflect market conditions and experience, were as follows:

Years ended June 30	2010	2009	2008
Interest rate	0.3-4.0%	0.7-3.8%	1.3-3.8%
Weighted average interest rate	3.7%	3.6%	3.4%
Dividend yield	2.2%	2.0%	1.9%
Expected volatility	15-20%	18-34%	19-25%
Weighted average volatility	18%	21%	20%

Expected life in years	8.8	8.7	8.3

Because lattice-based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed in the preceding table. Expected volatilities are based on a combination of historical volatility of P&G stock and implied volatilities of call options on P&G stock. The Company uses historical data to estimate option exercise and employee termination patterns within the valuation model. The expected life of options granted is derived from the output of the option valuation model and represents the average period of time that options granted are expected to be outstanding. The interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table summarizes stock option activity under the P&G plans as it relates to employees of the Company:

	Options (in thousands)	Weighted- average exercise price	Weighted- average remaining contractual life in years	Aggregate intrinsic value (in millions)
Balance, June 30, 2009	2,078	$51.95
Granted	223	62.62
Exercised	(39)	40.60
Transfers in/(out)	(467)	53.35

Balance, June 30, 2010	1,795	$53.29	6.4	$14.8

Exercisable, June 30, 2010	1,084	$49.90	4.9	$11.6

The weighted average grant-date fair value of options granted was $13.48, $11.51 and $15.83 per share in 2010, 2009 and 2008, respectively. The total intrinsic value of options exercised was $0.8, $1.0 and $3.5 in 2010, 2009 and 2008, respectively. The total grant-date fair value of options that vested during 2010, 2009 and 2008 was $5.4, $6.4 and $4.9, respectively.

At June 30, 2010, there was $4.1 of compensation cost that had not yet been recognized related to nonvested stock options. That cost is expected to be recognized over a remaining weighted average period of 1.9 years under the ongoing P&G plan.

Note 12. Post-retirement Benefits

Certain employees of the Company participate in P&G’s pension and other post-retirement employee benefit plans. These plans are accounted for by the Company as multi-employer plans which require the Company to expense its annual contributions.

P&G provides defined benefit pension plans for employees who become eligible for these benefits when they meet minimum age and service requirements. Defined benefit pension plan participants are mainly non-U.S. based employees. Defined benefit pension expenses allocated to the Company were $2.7, $2.6 and $2.9 for 2010, 2009 and 2008, respectively.

P&G provides certain other retiree benefits, primarily health care and life insurance, for employees who become eligible for these benefits when they meet minimum age and service requirements. Generally, the health care plans require cost sharing with retirees and pay a stated percentage of expenses, reduced by deductibles and other coverages. Other post-retirement benefits expenses allocated to the Company were $2.7, $2.6 and $2.8 for 2010, 2009 and 2008, respectively.

P&G has defined contribution plans which cover the majority of its U.S. employees, including the employees of the Company. These plans are fully funded. P&G generally makes contributions to participants’ accounts based on individual base salaries and years of service. For the primary U.S. defined contribution plan, the contribution rate is set annually. Total contributions for this plan approximated 15% of total participants’ annual wages and salaries in 2010, 2009 and 2008. Defined contribution benefit expenses allocated to the Company were $7.7, $8.6 and $7.5 for 2010, 2009 and 2008, respectively.

Note 13. Income Taxes

Income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax liabilities and assets, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using the enacted statutory tax rates and are adjusted for any changes in such rates in the period of change.

Earnings before income taxes consisted of the following:

Years ended June 30	2010	2009	2008
United States	$78.3	$36.2	$104.9
International	88.6	23.7	16.9

Total	$166.9	$59.9	$121.8

Income taxes consisted of the following:

Years ended June 30	2010	2009	2008
Current tax expense:
U.S. Federal	$28.8	$22.2	$36.7
International	17.3	9.2	0.6
U.S. State and Local	$0.5	$0.5	$0.6

	46.6	31.9	37.9

Deferred tax expense:
U.S. Federal	(2.7)	(10.3)	(1.3)
International and other	(3.9)	(2.0)	0.2

	(6.6)	(12.3)	(1.1)

Total tax expense	$40.0	$19.6	$36.8

A reconciliation of the U.S. federal statutory income tax rate to the Company’s actual income tax rate is provided below:

Years ended June 30	2010	2009	2008
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Country mix impacts of foreign operations	-9.8%	1.0%	4.1%
Income tax reserve adjustments	-0.8%	-2.8%	-7.9%
State taxes	0.2%	0.7%	0.1%
Other	-0.6%	-1.2%	-1.1%

Effective income tax rate	24.0%	32.7%	30.2%

Income tax reserve adjustments represent changes in our net liability for uncertain tax positions related to prior year tax positions.

The Company has undistributed earnings of foreign subsidiaries of approximately $549.1 at June 30, 2010, for which deferred taxes have not been provided. Such earnings are considered indefinitely invested in the foreign subsidiaries. If such earnings were repatriated, additional tax expense may result, although the calculation of such additional taxes is not practicable.

On July 1, 2007, the Company adopted accounting guidance on the accounting for uncertainty in income taxes. The adoption of the guidance resulted in a decrease to divisional equity as of July 1, 2007 of $3.3, which was reflected as a cumulative effect of a change in accounting principle, with a corresponding increase to the net liability for uncertain tax positions, recorded in the other noncurrent liabilities line item in the combined balance sheets. The impact primarily reflects the accrual of additional statutory interest and penalties as required by the accounting guidance.

A reconciliation of the beginning and ending liability for uncertain tax positions is as follows:

	2010	2009	2008
Beginning of year	$5.7	$6.6	$12.9
Decreases in tax positions for prior years	(0.9)	(1.3)	(7.4)
Increase in tax positions for current year	0.5	0.4	1.1
Settlements with taxing authorities	(1.4)	—	—

End of year	$3.9	$5.7	$6.6

The Company is present in over 66 taxable jurisdictions, and at any point in time, has several audits underway at various stages of completion. The Company evaluates its tax positions and establishes liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite its belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate. The Company is making a concerted effort to bring its audit inventory to a more current position. The Company has done this by working with tax authorities to conduct audits for several open years at once. The Company has tax years open ranging from 1997 and forward. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of the audit. While the Company does not expect material changes, it is possible that the amount of unrecognized benefit with respect to the Company’s uncertain tax positions will significantly increase or decrease within the next 12 months related to the audits described above. At this time, the Company is not able to make a reasonable estimate of the range of impact on the balance of uncertain tax positions or the impact on the effective tax rate related to these items.

Included in the total liability for uncertain tax positions at June 30, 2010 is $3.9 that, depending on the ultimate resolution, could impact the effective tax rate in future periods.

The Company recognizes accrued interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2010 and 2009, the Company had accrued interest of $1.0 and $2.0 and penalties of $0.4 and $0.5, respectively, that are not included in the above table. During 2010, 2009 and 2008, the Company recognized interest expense/(benefit) of $(1.1), $0.3 and $(1.9) and penalty expense/(benefit) of $(0.1), $(0.2) and $0.1, respectively.

Deferred income tax assets and liabilities were comprised of the following:

As of June 30	2010	2009
Deferred tax assets:
Loss and other carryforwards	$2.6	$2.6
Accrued marketing and promotion expense	1.4	1.4
Inventory	0.5	1.5
Other	1.7	3.5
Valuation allowances	(2.6)	(2.6)

Total	$3.6	$6.4

Deferred tax liabilities:
Property, plant and equipment	37.2	45.2

Total	$37.2	$45.2

Net operating loss carryforwards were $10.6 and $10.4 at June 30, 2010 and 2009, respectively. If unused, the net operating losses will expire between 2011 and 2015.

Note 14. Commitments and Contingencies

Purchase Commitments

The Company has purchase commitments for materials, supplies, services and property, plant and equipment as part of the normal course of business. Commitments made under take-or-pay obligations are $15.6 for 2011 and zero for the years thereafter. Such amounts represent future purchases in line with expected usage to obtain favorable pricing. Due to the proprietary nature of many of the Company’s materials and processes, certain supply contracts contain penalty provisions for early termination. The Company does not expect to incur penalty provisions for early termination that would materially affect its financial condition, cash flows or results of operations.

Guarantees

The Company has not issued any financial guarantees on behalf of suppliers or customers.

Litigation

The Company is subject to various lawsuits and claims with respect to matters such as governmental regulations and other actions arising out of the normal course of business. While considerable uncertainty exists, in the opinion of management and its counsel, the ultimate resolution of the various lawsuits and claims will not materially affect the Company’s financial position, cash flows or results of operations.

Note 15. Segment Information

The Company has three reportable segments: North America, EMEA (Europe, Middle East and Africa) and Asia. The reportable segments are each managed separately based upon geography and each reportable segment derives its revenues from the sale of snack foods under the Pringles brand to mass merchandisers, grocery retailers, membership club stores and convenience outlets. The segment information aggregates geographical regions with similar economic characteristics. North America primarily includes the United States, Canada, Mexico and Puerto Rico. North America also includes sales of snack foods to certain non-retail customers. EMEA includes the countries of Europe (most notably the United Kingdom, Germany, Italy, France, Spain and the Netherlands), Middle Eastern countries (most notably Saudi Arabia, Israel and the United Arab Emirates) and Africa. Asia primarily includes Japan, South Korea, China, Australia, Malaysia, Thailand and Singapore. The Company’s management uses net income to evaluate segment performance and allocate resources. Other includes the operating results of the Company’s Latin America segment which does not meet the quantitative threshold for determining reportable segments as well as certain corporate activities that are not reflected in the operating results used internally to measure and evaluate the segments. Revenue in Latin America is derived from the sale of snack foods under the Pringles brand similar to the reportable segments. Corporate operating activities primarily include restructuring-type activities and intangible asset amortization. Adjustments to arrive at the Company’s effective tax rate are also included in Other. The accounting policies of the segments are the same as those described in Note 3 to the combined financial statements.

The Company had net sales in the U.S. of $494.7, $541.5 and $578.9 in 2010, 2009 and 2008, respectively. Assets in the U.S. totaled $290.4 and $318.5 as of June 30, 2010 and 2009, respectively. Assets in Belgium totaled $129.7 and $159.4 as of June 30, 2010 and 2009, respectively. Assets in Switzerland totaled $81.1 and $88.9 as of June 30, 2010 and 2009, respectively.

The Company’s largest customer, Wal-Mart Stores Inc. and its affiliates, accounted for 12%, 15% and 13% of total net sales in 2010, 2009 and 2008, respectively.

Segment Results		Net Sales	Segment Operating Income	Segment Net Income	Depreciation & Amortization	Capital Expenditures	Total Assets (as of June 30)
North America	2010	$549.4	$76.7	$45.0	$28.9	$18.0	$291.8
	2009	599.5	58.0	33.7	30.6	13.8	325.3
	2008	640.2	98.0	58.8	32.7	13.5	373.3

EMEA	2010	604.8	68.5	55.0	17.3	9.2	211.8
	2009	590.6	30.5	22.4	32.4	10.5	250.3
	2008	674.8	53.2	40.2	27.5	19.9	340.2

Asia	2010	167.6	14.8	10.5	0.3	0.9	25.2
	2009	168.4	1.9	(1.4)	0.6	0.6	27.2
	2008	180.4	3.9	2.2	0.2	0.3	27.4

Other	2010	45.6	6.9	16.4	—	—	4.5
	2009	37.9	(30.5)	(14.4)	10.6	—	5.3
	2008	39.0	(33.3)	(16.2)	24.2	—	6.4

Total	2010	1,367.4	166.9	126.9	46.5	28.1	533.3
	2009	1,396.4	59.9	40.3	74.2	24.9	608.1
	2008	1,534.4	121.8	85.0	84.6	33.7	747.3

Note 16. Subsequent Events

On April 5, 2011, P&G signed an agreement to merge the operations of the Company into Diamond Foods, Inc. (“Diamond”) for consideration of $1.5 billion in Diamond common stock, plus assumption of approximately $850 million of debt. The transaction is expected to close by the end of the 2011 calendar year, subject to customary closing conditions including necessary regulatory and Diamond shareholder approvals.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Diamond Foods, Inc.

San Francisco, California

We have audited the accompanying consolidated balance sheets of Diamond Foods, Inc. and subsidiaries (the “Company”) as of July 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended July 31, 2010. We also have audited the Company’s internal control over financial reporting as of July 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in “Management’s Report on Internal Control over Financial Reporting”, management excluded from its assessment the internal control over financial reporting at Kettle Foods, which was acquired on March 31, 2010 and whose financial statements constitute less than 10% of consolidated assets, and less than 15% of consolidated net sales of the consolidated financial statement amounts as of and for the year ended July 31, 2010. Accordingly, our audit did not include the internal control over financial reporting at Kettle Foods. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diamond Foods, Inc. and subsidiaries as of July 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte & Touche LLP

San Francisco, California

October 5, 2010 (June 17, 2011 as to the pro forma financial information section in Note 5)

DIAMOND FOODS, INC.

CONSOLIDATED BALANCE SHEETS

	July 31,
	2010	2009
	(In thousands, except share and per share information)
ASSETS
Current assets:
Cash and cash equivalents	$5,642	$24,802
Trade receivables, net	65,553	33,492
Inventories	143,405	85,027
Deferred income taxes	10,497	13,109
Prepaid income taxes	9,225	—
Prepaid expenses and other current assets	5,767	3,594

Total current assets	240,089	160,024
Property, plant and equipment, net	117,816	51,115
Deferred income taxes	13,625	6,230
Goodwill	396,788	76,076
Other intangible assets, net	449,018	97,883
Other long-term assets	8,536	3,564

Total assets	$1,225,872	$394,892

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$40,000	$15,000
Accounts payable and accrued liabilities	92,166	64,453
Payable to growers	35,755	29,149

Total current liabilities	167,921	108,602
Long-term obligations	516,100	100,085
Deferred income taxes	144,755	1,221
Other liabilities	17,153	11,643
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value; Authorized: 5,000,000 shares; no shares issued or outstanding	—	—
Common stock, $0.001 par value; Authorized: 100,000,000 shares; 22,121,534 and 16,753,796 shares issued and 21,891,928 and 16,552,019 shares outstanding at July 31, 2010 and 2009, respectively	22	17
Treasury stock, at cost: 229,606 and 201,777 shares at July 31, 2010 and 2009	(5,050)	(4,256)
Additional paid-in capital	307,032	122,817
Accumulated other comprehensive loss	(869)	(1,296)
Retained earnings	78,808	56,059

Total stockholders’ equity	379,943	173,341

Total liabilities and stockholders’ equity	$1,225,872	$394,892

See notes to consolidated financial statements.

DIAMOND FOODS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended July 31,
	2010	2009	2008
	(In thousands, except per share information)
Net sales	$680,162	$570,940	$531,492
Cost of sales	519,161	435,344	443,490

Gross profit	161,001	135,596	88,002
Operating expenses:
Selling, general and administrative	64,301	60,971	43,613
Advertising	32,962	28,785	20,508
Acquisition and integration related expenses	11,508	—	—

Total operating expenses	108,771	89,756	64,121

Income from operations	52,230	45,840	23,881
Interest expense, net	10,180	6,255	1,040
Other expense, net	1,849	898	—

Income before income taxes	40,201	38,687	22,841
Income taxes	13,990	14,944	8,085

Net income	$26,211	$23,743	$14,756

Earnings per share
Basic	$1.40	$1.45	$0.92
Diluted	$1.36	$1.42	$0.91
Shares used to compute earnings per share
Basic	18,313	16,073	15,767
Diluted	18,843	16,391	15,825
Dividends declared per share	$0.18	$0.18	$0.18

See notes to consolidated financial statements.

DIAMOND FOODS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Treasury Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
	(In thousands, except share information)
Balance, July 31, 2007	15,764,647	$16	$(1,436)	$101,106	$23,422	$2,233	$125,341
Shares issued under ESPP and upon stock option exercises	233,710			3,972			3,972
Stock compensation expense	257,649			6,893			6,893
Tax benefit from ESPP and stock option transactions				579			579
Treasury stock repurchased	(75,235)		(1,767)				(1,767)
Dividends paid					(2,902)		(2,902)
Comprehensive income:
Net income					14,756		14,756
Change in pension liabilities						(646)	(646)
Other comprehensive income						(3)	(3)

Total comprehensive income:	—	—	—	—	—	—	14,107

Balance, July 31, 2008	16,180,771	16	(3,203)	112,550	35,276	1,584	146,223
Shares issued under ESPP and upon stock option exercises	298,133	1		5,299			5,300
Stock compensation expense	115,587			3,901			3,901
Tax benefit from ESPP and stock option transactions.				1,067			1,067
Treasury stock repurchased	(42,472)		(1,053)				(1,053)
Dividends paid					(2,960)		(2,960)
Comprehensive income:
Net income					23,743		23,743
Change in pension liabilities						(2,743)	(2,743)
Other comprehensive income						(137)	(137)

Total comprehensive income:	—	—	—	—	—	—	20,863

Balance, July 31, 2009	16,552,019	17	(4,256)	122,817	56,059	(1,296)	173,341
Shares issued upon stock option exercises	44,574			818			818
Stock compensation expense	148,164			3,231			3,231
Tax benefit from stock option transactions				434			434
Shares issued for equity offering	5,175,000	5		191,470			191,475
Equity offering costs				(11,738)			(11,738)
Treasury stock repurchased	(27,829)		(794)				(794)
Dividends paid					(3,462)		(3,462)
Comprehensive income:
Net income					26,211		26,211
Change in pension liabilities						(773)	(773)
Foreign currency translation adjustment						1,477	1,477
Other comprehensive income						(277)	(277)

Total comprehensive income:	—	—	—	—	—	—	26,638

Balance, July 31, 2010	21,891,928	$22	$(5,050)	$307,032	$78,808	$(869)	$379,943

See notes to consolidated financial statements.

DIAMOND FOODS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended July 31,
	2010	2009	2008
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$26,211	$23,743	$14,756
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	17,154	11,362	6,420
Deferred income taxes	7,072	(2,800)	(3,022)
Excess tax benefit from ESPP and stock option transactions	(434)	(1,067)	(579)
Stock-based compensation	3,231	3,901	6,893
Other, net	1,109	858	4
Changes in assets and liabilities (excluding business acquired):
Trade receivables	(2,873)	12,764	4,406
Inventories	(45,852)	10,316	2,093
Prepaid expenses and income taxes and other current assets	(6,437)	1,053	10
Accounts payable and accrued liabilities	(12,068)	21,231	16,054
Payable to growers	6,606	(27,793)	(175)
Other, net	4,693	(200)	216

Net cash provided by (used in) operating activities	(1,588)	53,368	47,076
CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds from sale of property, plant and equipment	289	129	12
Purchases of property, plant, and equipment	(11,790)	(7,994)	(6,583)
Acquisition of Pop Secret	833	(190,224)	—
Acquisition of Kettle Foods, net of cash acquired	(616,222)	—	—
Other	329	4	299

Net cash used in investing activities	(626,561)	(198,085)	(6,272)
CASH FLOWS FROM FINANCING ACTIVITIES:
Revolving line of credit borrowings under the Secured Credit Facility	176,000	—	—
Repayment of revolving line of credit under the Secured Credit Facility	(9,900)	—	—
Proceeds from issuance of long-term debt	400,000	125,000	—
Debt issuance costs	(8,852)	(1,973)	—
Payment of long-term debt and notes payable	(125,119)	(30,141)	(162)
Gross proceeds from equity offering	191,475	—	—
Equity offering costs	(11,738)	—	—
Dividends paid	(3,462)	(2,960)	(2,902)
Excess tax benefit from ESPP and stock option transactions	434	1,067	579
Other, net	24	4,247	2,205

Net cash provided by (used in) financing activities	608,862	95,240	(280)
Effect of exchange rate changes on cash	127	—	—
Net increase (decrease) in cash and cash equivalents	(19,160)	(49,477)	40,524
Cash and cash equivalents:
Beginning of period	24,802	74,279	33,755

End of period	$5,642	$24,802	$74,279

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$9,088	$5,989	$1,183
Income taxes	11,113	19,438	5,945
Non-cash investing activities:
Accrued capital expenditures	1,076	497	391

See notes to consolidated financial statements.

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS July 31, 2010, 2009 and 2008 (In thousands, except share and per share information)

(1) Organization and Significant Accounting Policies

Business

Diamond Foods, Inc. (the “Company” or “Diamond”) is an innovative packaged food company focused on building, acquiring and energizing brands. Diamond specializes in processing, marketing and distributing snack products and culinary, in-shell and ingredient nuts. In 2004, Diamond complemented its strong heritage in the culinary nut market under the Diamond of California® brand by launching a full line of snack nuts under the Emerald® brand. In September 2008, Diamond acquired the Pop Secret® brand of microwave popcorn products, which provided the Company with increased scale in the snack market, significant supply chain economies of scale and cross promotional opportunities with its existing brands. On March 31, 2010, Diamond completed its acquisition of Kettle Foods, a leading premium potato chip company in the two largest potato chip markets in the world, the United States and United Kingdom, which added the complementary premium brand Kettle to Diamond’s existing portfolio of leading brands in the snack industry. The results of Kettle Foods operations are included in Diamond’s financial statements from the date of acquisition. In general, Diamond sells directly to retailers, particularly large national grocery store and drug store chains, and indirectly through wholesale distributors to independent and small regional retail grocery store chains and convenience stores. Diamond also sells its products to mass merchandisers, club stores, convenience stores and through other retail channels.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”). Certain prior period amounts have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to inventories, trade receivables, fair value of investments, useful lives of property, plant and equipment and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for management’s judgments about the carrying values of assets and liabilities.

Certain Risks and Concentrations

The Company’s revenues are principally derived from the sale of snack, culinary, retail in-shell, international non-retail and North American ingredient/food service nuts. Significant changes in customer buying behavior could adversely affect the Company’s operating results. Sales to the Company’s largest customer accounted for approximately 17%, 21% and 22% of net sales in 2010, 2009 and 2008, respectively. Sales to the second largest customer accounted for approximately 12%, 13% and 13% of net sales in 2010, 2009 and 2008, respectively.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

Cash and Cash Equivalents

Cash and cash equivalents include investment of surplus cash in securities (primarily money market funds) with maturities at date of purchase of three months or less.

Inventories

All inventories are accounted for at the lower of cost (first-in, first-out) or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of assets ranging from 30 to 39 years for buildings and ranging from three to 15 years for equipment.

Slotting and Other Contractual Arrangements

In certain situations, the Company pays slotting fees to retail customers to acquire access to shelf space. These payments are recognized as a reduction of sales. In addition, the Company makes payments pursuant to contracts that stipulate the term of the agreement, the quantity and type of products to be sold and other requirements. Payments pursuant to these agreements are capitalized and included in other current and long-term assets, and are amortized on a straight-line basis over the term of the contract. The Company expenses payments if no written arrangement exists.

Impairment of Long-Lived and Intangible Assets and Goodwill

Management reviews long-lived assets and certain identifiable intangible assets with finite lives for impairment in accordance with ASC 360, “Property, Plant, and Equipment.” Goodwill and intangible assets not subject to amortization are reviewed annually for impairment in accordance with ASC 350, “Intangibles — Goodwill and Other,” or more often if there are indications of possible impairment.

The analysis to determine whether or not an asset is impaired requires significant judgments that are dependent on internal forecasts, including estimated future cash flows, estimates of long-term growth rates for our business, the expected life over which cash flows will be realized, and assumed royalty and discount rates. Changes in these estimates and assumptions could materially affect the determination of fair value and any impairment charge. While the fair value of these assets exceeds their carrying value based on management’s current estimates and assumptions, materially different estimates and assumptions in the future in response to changing economic conditions, changes in the business or for other reasons could result in the recognition of impairment losses.

For assets to be held and used, including acquired intangibles assets subject to amortization, the Company initiates a review whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability of an asset is measured by comparison of its carrying amount to the expected future undiscounted cash flows that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. Significant management judgment is required in this process.

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

The Company tests its brand intangible assets not subject to amortization for impairment annually, or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. In testing brand intangibles for impairment, Diamond compares the fair value with the carrying value. The determination of fair value is based on a discounted cash flow analysis, using inputs such as forecasted future revenues attributable to the brand, assumed royalty rates, and a risk-adjusted discount rate that approximates our estimated cost of capital. If the carrying value exceeds the estimated fair value, the brand intangible asset is considered impaired, and an impairment loss will be recognized in an amount equal to the excess of the carrying value over the fair value of the brand intangible asset.

The Company performs its annual goodwill impairment test required by ASC 350 as of June 30th of each year. In testing goodwill for impairment, Diamond initially compares the fair value of the Company’s single reporting unit with the net book value of the Company because it represents the carrying value of the reporting unit. Diamond has one operating and reportable segment. If fair value of the reporting unit is less than the carrying value of the reporting unit, we perform an additional step to determine the implied fair value of goodwill. The implied fair value of goodwill is determined by first allocating the fair value of the reporting unit to all assets and liabilities and then computing the excess of the reporting units’ fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, the excess represents the amount of goodwill impairment. Accordingly, the Company would recognize an impairment loss in the amount of such excess. The Company considers the estimated fair value of the reporting unit in relation to the Company’s market capitalization.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, title and risk of loss has transferred to the buyer, price is fixed, delivery occurs and collection is reasonably assured. Revenues are recorded net of rebates, introductory or slotting payments, coupons, promotion and marketing allowances. The amount the Company accrues for promotion is based on an estimate of the level of performance of the trade promotion, which is dependent upon factors such as historical trends with similar promotions, expectations regarding customer and consumer participation, and sales and payment trends with similar previously offered programs. Customers have the right to return certain products. Product returns are estimated based upon historical results and are reflected as a reduction in sales.

Promotion and Advertising Costs

Promotional allowances, customer rebates, coupons and marketing allowances are recorded at the time the related revenue is recognized and are reflected as reductions of sales. Annual volume rebates, promotion, and marketing allowances are recorded based upon the terms of the arrangements. Coupon incentives are recorded at the time of distribution in amounts based on estimated redemption rates. The Company expenses advertising costs as incurred. Payments to reimburse customers for cooperative advertising programs are recorded in accordance with ASC 605-50, “Revenue Recognition — Customer Payments and Incentives.”

Shipping and Handling Costs

Amounts billed to customers for shipping and handling costs are included in net sales. Shipping and handling costs are charged to cost of sales as incurred.

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

Income Taxes

Diamond accounts for income taxes in accordance with ASC 740, “Income Taxes.” which requires that deferred tax assets and liabilities be recognized for the tax effect of temporary differences between the financial statement and tax basis of recorded assets and liabilities at current tax rates. This guidance also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The recoverability of deferred tax assets is based on both the historical and anticipated earnings levels and is reviewed periodically to determine if any additional valuation allowance is necessary when it is more likely than not that amounts will not be recovered.

Fair Value of Financial Instruments

The fair value of certain financial instruments, including cash and cash equivalents, trade receivables, accounts payable and accrued liabilities approximate the amounts recorded in the balance sheet because of the relatively short term nature of these financial instruments. The fair value of notes payable and long-term obligations at the end of each fiscal period approximates the amounts recorded in the balance sheet based on information available to Diamond with respect to current interest rates and terms for similar financial instruments.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements, including stock option grants and restricted stock awards, in accordance with ASC 718, “Compensation — Stock Compensation.” Under this guidance, compensation cost is recognized based on the fair value of equity awards on the date of grant. The compensation cost is then amortized on a straight-line basis over the vesting period. The Black-Scholes option pricing model is used to determine the fair value of stock options at the date of grant. This model requires the Company to make assumptions such as expected term, dividends, volatility, and forfeiture rates that determine the stock options fair value. These key assumptions are based on historical information and judgment regarding market factors and trends. If actual results are not consistent with the Company’s assumptions and judgments used in estimating these factors, the Company may be required to increase or decrease compensation expense, which could be material to its results of operations.

(2) Fair Value of Financial Instruments

The Company transacts business in foreign currencies and has international sales denominated in foreign currencies, subjecting the Company to foreign currency risk. The Company may enter into foreign currency option contracts, generally with monthly maturities over twelve months or less, to reduce the volatility of cash flows primarily related to forecasted revenue denominated in certain foreign currencies. The Company does not use foreign currency contracts for speculative or trading purposes.

On the date a foreign currency option contract is entered into, the Company designates the contract as a hedge for a forecasted transaction, of the variability of cash flows to be received (“cash flow hedge”). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to anticipated transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. Effective changes in

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

derivative contracts designated and qualifying as cash flow hedges of forecasted revenue are reported in other comprehensive income. These gains and losses are reclassified into interest income or expense, as a component of revenue, in the same period as the hedged revenue is recognized. The Company includes time value in the assessment of effectiveness of the foreign currency derivatives. The ineffective portion of the hedge is recorded in interest expense or income. Hedge ineffectiveness recorded for the year ended July 31, 2010 for foreign currency derivatives is immaterial. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with forecasted foreign currency transactions is six months. Amounts expected to be reclassified from other comprehensive income to revenue for foreign currency derivatives within the next twelve months are immaterial.

In the first quarter of fiscal year 2009, the Company entered into an interest rate swap agreement in accordance with Company policy to mitigate the impact of LIBOR-based interest rate fluctuations on Company profitability. The swap agreement, with a total hedged notional amount of $47.5 million, was entered into to hedge future cash flows associated with a portion of the Company’s variable rate bank debt, which was used to finance the Pop Secret acquisition. On January 22, 2009, the company terminated this swap agreement, which was set to mature on October 30, 2009. As a result of this swap termination, the Company amortized the loss of approximately $695 from other comprehensive income to interest expense through October 30, 2009, the original life of the swap.

In the second quarter of fiscal year 2009, the Company entered into a new interest rate swap agreement in accordance with Company policy to mitigate the impact of LIBOR-based interest rate fluctuations on Company profitability. On March 10, 2010, the Company terminated this swap agreement, which was to mature on January 15, 2011. Since the swap did not qualify for hedge accounting, the loss of approximately $184 was recorded in the Statement of Operations for the year ended July 31, 2010.

In the quarter ended July 31, 2010, the Company entered into three interest rate swap agreements in accordance with Company policy to mitigate the impact of LIBOR based interest expense fluctuations on Company profitability. These swap agreements, with a total hedged notional amount of $100 million were entered into to hedge future cash interest payments associated with a portion of the Company’s variable rate bank debt. The Company has designated these swaps as cash flow hedges of future cash flows associated with its variable rate debt. All effective changes in the fair value of the designated swaps are recorded in other comprehensive income (loss) and are released to interest income or expense on a monthly basis as the hedged debt payments are accrued. Ineffective changes, if any, are recognized in interest income or expense immediately. For the year ended July 31, 2010, the Company recognized other comprehensive loss of $666 based on the change in fair value of the swap agreements; no hedge ineffectiveness for these swap agreements was recognized in interest income or expense over the same period. Other comprehensive loss of $575 is expected to be reclassified to interest expense within the next twelve months.

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

The fair values of the Company’s derivative instruments as of July 31, 2010 are as follows:

	Balance Sheet Location	Fair Value
Liability Derivatives
Derivatives designated as hedging instruments under ASC 815:
Interest rate contracts	Interest payable	$(2)
Interest rate contracts	Other current liabilities	(666)
Cash flow forwards	Accounts payable and accrued liabilities	(12)

Total		$(680)

The effect of the Company’s derivative instruments on the Consolidated Statements of Operations for the year ended July 31, 2010 is summarized below:

Derivatives in ASC 815 Cash Flow Hedging Relationships	Amount of Loss Recognized in OCI on Derivative (Effective Portion)	Location of Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Loss Recognized in Income on Derivative (Ineffective Portion)	Amount of Loss Recognized in Income on Derivative (Ineffective Portion)
Interest rate contracts	$(479)	Interest Expense	$(52)	Interest Expense	$—
Cash flow forwards	(12)	Revenue	—	Revenue	—

Total	$(491)		$(52)		$—

Effective August 1, 2009, the Company adopted the provisions of ASC 820, “Fair Value Measurements and Disclosures,” regarding nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The adoption did not have a material impact.

ASC 820 requires that assets and liabilities carried at fair value be measured using the following three levels of inputs:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs that are not corroborated by market data

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the Company’s liabilities measured at fair value on a recurring basis as of July 31, 2010 and July 31, 2009:

Description	July 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Cash equivalents	$586	$586	$—	$—

Total	$586	$586	$—	$—

Derivative liabilities:
Interest rate contracts	$(668)	$—	$(668)	$—
Cash flow forwards	(12)	—	(12)	—

Total	$(680)	$—	$(680)	$—

Description	July 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Cash equivalents	$24,500	$24,500	$—	$—

Total	$24,500	$24,500	$—	$—

Derivative liabilities:
Interest rate contracts	$(250)	$—	$(250)	$—

Total	$(250)	$—	$(250)	$—

The Company has elected to use the income approach to value the derivative liabilities, using observable Level 2 market expectations at the measurement date and standard valuation techniques to convert future amounts to a single present amount assuming that participants are motivated, but not compelled to transact. Level 2 inputs for the valuations are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts on LIBOR for the first two years) and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash and swap rates). Mid-market pricing is used as a practical expedient for fair value measurements. Under ASC 820, the fair value measurement of an asset or liability must reflect the nonperformance risk of the entity and the counterparty. Therefore, the impact of the counterparty’s creditworthiness when in an asset position and the Company’s creditworthiness when in a liability position has also been factored into the fair value measurement of the derivative instruments and did not have a material impact on the fair value of the derivative instruments.

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

(3) Equity Offering and Stock-Based Compensation

On March 10, 2010, the Company issued and sold 5,175,000 shares of its common stock for $37.00 per share. After deducting the underwriting discount and other related expenses, the Company received total net proceeds from the sale of its common stock of approximately $179.7 million. The proceeds from the equity offering were used to fund a portion of the purchase price for the Kettle Foods acquisition.

The Company uses a broad based equity incentive plan to help align employee and director incentives with stockholders’ interests. The 2005 Equity Incentive Plan (the “Plan”) was approved in March 2005 and provides for the awarding of options, restricted stock, stock bonuses, restricted stock units, and stock appreciation rights. The Compensation Committee of the Board of Directors administers the Plan. A total of 2,500,000 shares of common stock were initially reserved for issuance under the Plan, and the number of shares available for issuance under the Plan is increased by an amount equal to 2% of the Company’s total outstanding shares as of July 31 each year.

In 2005, the Company began granting shares of restricted stock and stock options under the Plan. The shares of restricted stock vest over three, four or five-year periods. The stock options expire in ten years and vest over three, four or five years. As of July 31, 2010, options to purchase 1,451,963 shares of common stock were outstanding, of which 1,217,954 were exercisable. At July 31, 2010, the Company had 1,162,185 shares available for future grant under the Plan.

ASC 718, “Compensation — Stock Compensation,” requires the recognition of compensation expense in an amount equal to the fair value of share-based awards. Beginning with the Company’s adoption of ASC 718 in August 2005, the fair value of all stock options granted subsequent to August 1, 2005 is recognized as an expense in the Company’s statement of operations, typically over the related vesting period of the options. The guidance requires use of fair value computed at the date of grant to measure share-based awards. The fair value of restricted stock awards is recognized as stock-based compensation expense over the vesting period, generally three, four or five years from date of grant or award.

Stock Option Awards: The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option valuation model. Expected stock price volatilities were estimated based on the Company’s implied historical volatility. The expected term of options granted and forfeiture rates were based on assumptions and historical data to the extent it is available. The risk-free rates were based on U.S. Treasury yields in effect at the time of the grant. For purposes of this valuation model, dividends are based on the historical rate. Assumptions used in the Black-Scholes model are presented below (for the year ended July 31):

	2010	2009	2008
Average expected life, in years	6	6	5
Expected volatility	46.00%	38.50%	32.57%
Risk-free interest rate	3.04%	3.23%	3.71%
Dividend rate	0.50%	0.70%	0.91%

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

The following table summarizes option activity during the years ended July 31, 2010, 2009 and 2008:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
Outstanding at July 31, 2007	1,621	$17.37	8.3	$226
Granted	140	21.43
Exercised	(207)	17.31
Cancelled	(44)	17.87

Outstanding at July 31, 2008	1,510	17.74	7.5	$9,979
Granted	128	26.06
Exercised	(294)	17.78
Cancelled	(12)	17.24

Outstanding at July 31, 2009	1,332	18.54	6.9	$12,871
Granted	191	40.79
Exercised	(45)	18.35
Cancelled	(26)	38.64

Outstanding at July 31, 2010	1,452	21.11	6.4	$34,027

Exercisable at July 31, 2008	1,212	17.32	7.3	$8,483
Exercisable at July 31, 2009	1,107	17.76	6.6	$11,562
Exercisable at July 31, 2010	1,218	18.32	5.9	$31,939

The weighted average fair value of options granted during 2010, 2009 and 2008 was $18.18, $10.67 and $6.95, respectively. The total intrinsic value of options exercised during 2010, 2009 and 2008 was $829, $2,816 and $501, respectively. The total fair value of options vested during 2010, 2009 and 2008 was $1,378, $1,402 and $3,127, respectively.

Changes in the Company’s nonvested options during 2010 are summarized as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
	(In thousands)
Nonvested at July 31, 2009	225	$8.62
Granted	191	18.18
Vested	(157)	8.78
Cancelled	(25)	18.12

Nonvested at July 31, 2010	234	15.28

As of July 31, 2010, there was $3.7 million of total unrecognized compensation cost related to nonvested stock options, which is expected to be recognized over a weighted average period of 2.8 years.

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

Restricted Stock Awards: Restricted stock activity during 2010, 2009 and 2008 is summarized as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
	(In thousands)
Outstanding at July 31, 2007	310	$17.50
Granted	318	17.73
Vested	(235)	17.33
Cancelled	(61)	17.28

Outstanding at July 31, 2008	332	17.74
Granted	194	25.80
Vested	(111)	18.02
Cancelled	(79)	19.94

Outstanding at July 31, 2009	336	21.79
Granted	193	34.29
Vested	(76)	20.92
Cancelled	(45)	31.60

Outstanding at July 31, 2010	408	26.78

The total intrinsic value of restricted stock vested in 2010, 2009 and 2008 was $2,192, $2,771and $5,425, respectively.

As of July 31, 2010, there was $8.6 million of unrecognized compensation cost related to nonvested restricted stock awards, which is expected to be recognized over a weighted average period of 2.6 years.

Employee Stock Purchase Plan: Under the Employee Stock Purchase Plan (“ESPP”), full-time employees are permitted to purchase a limited number of Diamond common shares with a look-back option that allows employees to purchase shares of common stock at the lower of 85% of the market value at either the date of enrollment or the date of purchase. During the quarter ended April 30, 2008, the Company decided to suspend the ESPP program. For most employees, the final purchase date was May 30, 2008, and for the remainder, the program ceased on November 30, 2008.

(4) Earnings Per Share

The Company adopted certain amendments to ASC 260-10, “Earnings Per Share” on August 1, 2009, which impacted the determination and reporting of earnings per share by requiring the inclusion of restricted stock as participating securities, since they have the right to share in dividends, if declared, equally with common shareholders. Participating securities are allocated a proportional share of net income determined by dividing total weighted average participating securities by the sum of total weighted average common shares and participating securities (“the two-class method”). Including these shares in the Company’s earnings per share calculation during periods of net income has the effect of diluting both basic and diluted earnings per share. As a result of adopting the amendments to ASC 260-10, prior period basic and diluted shares outstanding, as well as the related per share amounts presented below, have been adjusted retroactively. The retroactive application of the two-class method changed the previously reported basic and diluted earnings per share for the year ended July 31, 2009.

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

The computations for basic and diluted earnings per share are as follows:

	Year Ended July 31,
	2010	2009	2008
Numerator:
Net income	$26,211	$23,743	$14,756
Less: income allocated to participating securities	(520)	(486)	(301)

Income attributable to common shareholders — basic	25,691	23,257	14,455
Add: undistributed income attributable to participating securities	505	469	280
Less: undistributed income reallocated to participating securities	(490)	(460)	(279)

Income attributable to common shareholders — diluted	$25,706	$23,266	$14,456

Denominator:
Weighted average shares outstanding — basic	18,313	16,073	15,767
Dilutive shares — stock options	530	318	58

Weighted average shares outstanding — diluted	18,843	16,391	15,825

Income per share attributable to common shareholders (1):
Basic	$1.40	$1.45	$0.92
Diluted	$1.36	$1.42	$0.91

(1)	Computations may reflect rounding adjustments.

Options to purchase 1,451,963, 1,331,737 and 1,510,303 shares of common stock were outstanding at July 31, 2010, 2009 and 2008, respectively. Options to purchase 156,000, 48,000 and 247,283 shares of common stock were not included in the computation of diluted earnings per share for 2010, 2009 and 2008 because their exercise prices were greater than the average market price of Diamond’s common stock of $36.43, $25.87 and $19.80, and therefore their effect would be antidilutive.

(5) Acquisition of Kettle Foods

On March 31, 2010, Diamond completed its acquisition of Kettle Foods for a purchase price of approximately $616 million in cash. Kettle Foods is a leading premium potato chip company in the two largest potato chip markets in the world (the United States and the United Kingdom), and adds a complementary premium brand to Diamond’s existing portfolio of leading brands in the snack industry. The Company believes the acquisition of Kettle Foods will expand Diamond’s presence in the attractive snack market and enables Diamond to enter new channels and geographies by leveraging its combined marketing and distribution capabilities.

The acquisition is accounted for under the purchase method of accounting in accordance with ASC 805, “Business Combinations.” The results of Kettle Foods operations are included in Diamond’s financial statements from the date of acquisition. The Company incurred approximately $11.5 million in acquisition and integration related costs during the year ended July 31, 2010.

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

The total purchase price of approximately $616 million has been preliminarily allocated to the estimated fair values of assets acquired and liabilities assumed as follows:

Accounts receivable	$29,188
Inventory	12,526
Deferred tax asset	2,119
Prepaid expenses and other assets	3,617
Property, plant and equipment	66,289
Brand intangibles	235,000
Customer relationships	120,000
Goodwill	321,545
Assumed liabilities	(39,211)
Deferred tax liabilities	(134,851)

Purchase price	$616,222

The Company’s purchase price allocation is preliminary and subject to tax and accrual adjustments that are expected to be completed in the first half of fiscal year 2011. Adjustments may impact the total purchase price, deferred taxes and goodwill. The preliminary allocation of the purchase price included in the current period balance sheet is based on management’s best estimates of fair value at this time and is subject to tax and other adjustments.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. These benefits include workforce additions, expansion opportunities and increased presence in the overall snack category.

Goodwill associated with the Kettle Foods acquisition is not amortized and is not deductible for tax purposes.

Customer relationships of Kettle Foods will be amortized on a straight-line basis over an estimated life of 20 years. Brand intangibles relate to the “Kettle Foods” brand name, which has an indefinite life, and therefore is not amortizable.

Pro Forma — Financial Information

The following reflects the unaudited pro forma combined results of operations of the Company and Kettle Foods as if the acquisition had taken place at the beginning of the fiscal years presented:

	Year Ended July 31,
	2010	2009
Net sales	$854,579	$828,863
Net income	$36,474	$28,643
Diluted earnings per share	$1.63	$1.31

Subsequent to issuance of the financial statements for the fiscal year ended July 31, 2010, the Company determined that the 2009 pro forma financial information for the acquisition in the table above contained an error. This mathematical summation error resulted from the omission of certain Kettle Foods sales and net

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

income data from 2009 pro forma net sales and net income. Net sales previously reported as $787,349, net income previously reported as $22,363 and diluted earnings per share previously reported as $1.02 have been corrected in the tabular presentation above. The correction does not impact the Company’s consolidated balance sheets as of July 31, 2010 and 2009 or the related statements of operations and cash flows for the years ended July 31, 2010, 2009 and 2008. The Company does not believe the correction of this error is material to its consolidated financial statements.

The Company incurred a loss on extinguishment of debt of $1.8 million when Diamond replaced an existing credit facility with a new secured credit facility to fund the Kettle Foods acquisition. Additionally, the Company incurred acquisition and integration costs of $11.5 million during the year ended July 31, 2010. These amounts are included in the above pro forma results of operations for the twelve month periods for fiscal years 2010 and 2009.

The net sales and associated earnings Kettle Foods has contributed to Diamond’s results of operations are not determinable as certain operational and go-to-market activities of Kettle Foods have been integrated into Diamond.

(6) Intangible Assets and Goodwill

The changes in the carrying amount of goodwill are as follows:

Balance as of July 31, 2008:	$5,432
Acquisition of Pop Secret	70,644

Balance as of July 31, 2009:	76,076
Pop Secret purchase price allocation changes	(833)
Acquisition of Kettle Foods	321,545

Balance as of July 31, 2010:	$396,788

Other intangible assets consisted of the following at July 31:

	2010	2009
Brand intangibles (not subject to amortization)	$297,500	$62,500
Intangible assets subject to amortization:
Customer contracts and related relationships	157,300	37,300

Total other intangible assets, gross	454,800	99,800

Less accumulated amortization on intangible assets:
Customer contracts and related relationships	(5,782)	(1,917)

Total other intangible assets, net	$449,018	$97,883

During the quarter ended July 31, 2009, the Company recorded a $1.2 million non-cash impairment charge to write off the unamortized balance of the Harmony/Homa trademark and trade names, since we no longer utilize them as primary trade dress and concluded that they have no future value. This amount was included in selling, general and administrative expenses on the Consolidated Statements of Operations.

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

Identifiable intangible asset amortization expense in each of the five succeeding years will amount to approximately $7,865.

For the years ended July 31, 2010 and 2009, the amortization period for identifiable intangible assets was approximately 20 years with amortization expense of approximately $3,865 and $1,761 recognized, respectively. For the period ended July 31, 2008, the total weighted average amortization period of identifiable intangible assets is approximately 18 years with amortization expense of approximately $234 recognized for the period.

The Company also performed its 2010 annual impairment test of goodwill required by ASC 350 as of June 30, 2010. There were no goodwill impairments during 2010, 2009 and 2008.

(7) Notes Payable and Long-Term Obligations

On February 25, 2010, Diamond entered into an agreement to replace an existing credit facility with a new five-year $600 million secured credit facility (the “Secured Credit Facility”) with a syndicate of lenders. The Company used the borrowings under the Secured Credit Facility to fund a portion of the Kettle Foods acquisition and to fund ongoing operations.

Diamond’s new Secured Credit Facility consists of a $200 million revolving credit facility, of which $166 million was outstanding as of July 31, 2010, and a $400 million term loan facility, of which $390 million was outstanding as of July 31, 2010. Scheduled principal payments on the term loan are $40 million in fiscal year 2011, $40 million in each of the succeeding three years (due quarterly), and $10 million for each of the first two quarters in fiscal year 2015, with the remaining principal balance and any outstanding loans under the revolving credit facility to be repaid on the fifth anniversary of initial funding. Borrowings under the Secured Credit Facility will bear interest, at Diamond’s option, at either the agent’s base rate or the LIBOR rate, plus a margin for LIBOR loans ranging from 2.25% to 3.50%, based on the consolidated leverage ratio (defined as the ratio of total debt to EBITDA). For the year ended July 31, 2010, the average interest rate was 3.2%. Substantially all of the Company’s tangible and intangible assets are considered collateral security under the Secured Credit Facility.

The new Secured Credit Facility also provides for customary affirmative and negative covenants, including a debt to EBITDA ratio and minimum fixed charge coverage ratio. As of July 31, 2010 and 2009, the Company was in compliance with all applicable covenants under the Secured Credit Facility and the predecessor credit facility, respectively.

(8) Balance Sheet Items

Inventories consisted of the following at July 31:

	2010	2009
Raw materials and supplies	$64,660	$25,678
Work in process	23,768	13,217
Finished goods	54,977	46,132

Total	$143,405	$85,027

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

Other long-term assets consisted of the following at July 31:

	2010	2009
Investment in CoBank	$1,147	$1,476
Other	7,389	2,088

Total	$8,536	$3,564

Accounts payable and accrued liabilities consisted of the following at July 31:

	2010	2009
Accounts payable	$42,784	$32,222
Accrued salaries and benefits	17,587	11,034
Accrued promotion	22,787	19,511
Other	9,008	1,686

Total	$92,166	$64,453

(9) Property, Plant and Equipment

Property, plant and equipment consisted of the following at July 31:

	2010	2009
Land and improvements	$10,012	$1,531
Buildings and improvements	38,231	19,518
Machinery, equipment and software	164,926	115,211
Construction in progress	7,214	7,294

Total	220,383	143,554
Less accumulated depreciation	(102,567)	(92,439)

Property, plant and equipment, net	$117,816	$51,115

(10) Income Taxes

Income tax expense (benefit) consisted of the following for the year ended July 31:

	2010	2009	2008
Current
Federal	$5,895	$14,831	$10,711
State	(665)	2,913	947
Foreign	1,688	—	—

Total current	6,918	17,744	11,658

Deferred
Federal	7,324	(2,830)	(3,201)
State	1,216	30	(372)
Foreign	(1,468)	—	—

Total deferred	7,072	(2,800)	(3,573)

Total tax provision	$13,990	$14,944	$8,085

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

A reconciliation of the statutory federal income tax rate of 35% to Diamond’s effective income tax rate is as follows for the year ended July 31:

	2010	2009	2008
Federal tax computed at the statutory rate	$14,071	$13,540	$7,993
Stock-based compensation	(16)	3	264
Domestic production activities deduction	(371)	(894)	(691)
State taxes, net of federal impact	361	1,908	244
Acquisition costs	2,282	—	—
Foreign income tax rate differential	(2,811)	—	—
Other items, net	474	387	275

Income tax expense	$13,990	$14,944	$8,085

The tax effect of temporary differences and net operating losses which give rise to deferred tax assets and liabilities consist of the following as of July 31:

	2010	2009
Deferred tax assets:
Current:
Inventories	$940	$803
Receivables	378	203
Accruals	4,974	7,702
Employee stock compensation benefits	3,661	3,383
State tax	258	943
Other	380	75

Total current	10,591	13,109

Non-current:
State tax credits	5,524	3,723
Retirement benefits	4,341	5,275
Employee stock compensation benefits	2,025	1,498
Other	2,706	168

Total non-current	14,596	10,664

Deferred tax liabilities:
Current	14	—
Non-current:
Retirement benefits	4,951	872
Property, plant and equipment	6,895	1,291
Intangibles	127,884	3,492
Other	6,076	—

Total non-current	145,806	5,655

Total deferred taxes, net	$(120,633)	$18,118

Composed of:
Net current deferred taxes	$10,577	$13,109
Net non-current deferred taxes	(131,210)	5,009

Total deferred taxes, net	$(120,633)	$18,118

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

The state tax credits reported are California Enterprise Zone Credits, which have no expiration date.

The Company’s policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. As of July 31, 2010, the Company had $0.2 million accrued for interest and penalties. The following table sets forth the changes during the year in the Company’s ASC 740-10 liability:

	2010	2009	2008
Balance, beginning of year	$313	$233	$220
Tax position related to current year:
Additions	2,586	—	—
Tax positions related to prior years:
Additions	10	227	13
Settlements	(269)	(46)	—
Statute of limitations closures	(29)	(101)	—

Balance, end of year	$2,611	$313	$233

As of July 31, 2010, tax years 2004 through 2009 were open under various foreign, federal and state tax jurisdictions.

(11) Commitments and Contingencies

In March 2008, a former grower and an organization named Walnut Producers of California filed suit against Diamond in San Joaquin County Superior Court claiming, among other things, breach of contract relating to alleged underpayment for walnut deliveries for the 2005 and 2006 crop years. The plaintiffs purport to represent a class of walnut growers who entered into contracts with Diamond. In May 2008, Diamond argued a motion in front of the judge in the case requesting, among other things, that all class action allegations be struck from the plaintiffs’ complaint. In August 2008, the court granted Diamond’s motion. The plaintiffs appealed the court’s ruling, and in August 2010, the Court of Appeals ruled against the plaintiffs and affirmed the trial court’s decision to strike the class allegation from the complaint. Diamond intends to continue to vigorously defend itself against the plaintiffs’ allegations.

The Company has various other legal actions in the ordinary course of business. All such matters, and the matter described above, are subject to many uncertainties that make their ultimate outcomes unpredictable. However, in the opinion of management, resolution of all legal matters is not expected to have a material adverse effect on the Company’s financial condition, operating results or cash flows.

At July 31, 2010, the Company had $2.3 million of letters of credit outstanding related to normal business transactions and commitments of $6.6 million to purchase new equipment.

Operating lease expense for the year ended July 31, 2010, 2009 and 2008 was $3.2 million, $2.5 million and $2.2 million, respectively.

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

At July 31, 2010, future minimum payments under non-cancelable operating leases (primarily for real property) were as follows:

2011	$4,574
2012	3,827
2013	2,858
2014	2,051
2015	1,758
Thereafter	3,654

Total	$18,722

(12) Segment Reporting

The Company operates in a single reportable segment: the processing, marketing, and distribution of culinary, in-shell and ingredient/food service nuts and snack products. The geographic presentation of net sales below is based on the destination of the sale. The “Europe” category consists primarily of United Kingdom, Germany, Netherlands, Spain and Italy. The “Other” category consists primarily of Canada, South Korea, Turkey and Japan. The geographic distributions of the Company’s net sales are as follows for the year ended July 31:

	2010	2009	2008
United States	$553,977	$486,614	$412,522
Europe	64,909	33,743	42,787
Other	61,276	50,583	76,183

Total	$680,162	$570,940	$531,492

Net sales by product line:

	2010	2009	2008
Snack	$321,422	$188,900	$88,629
Culinary	217,506	241,893	239,897
In-shell	31,488	34,333	41,885

Total Retail	570,416	465,126	370,411

International Non-Retail	69,206	68,890	101,640
North American Ingredient/Food Service	37,953	34,504	56,869
Other	2,587	2,420	2,572

Total	$680,162	$570,940	$531,492

The Company does not segregate intangible or other long-lived assets between geographies for internal reporting. Therefore, asset-related information has not been presented.

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

(13) Valuation Reserves and Qualifying Accounts

	Beginning of Period	Charged to Expense	Charged to Reserve	End of Period

Allowance for Doubtful Accounts
Year ended July 31, 2008	$348	$150	$(57)	$441
Year ended July 31, 2009	441	269	(210)	500
Year ended July 31, 2010	500	106	—	606

(14) Retirement Plans

Diamond provides retiree medical benefits and sponsors two defined benefit pension plans. One of the defined benefit plans is a qualified plan covering all bargaining unit employees and the other is a nonqualified plan for certain salaried employees. The amounts shown for pension benefits are combined amounts for all plans. Diamond uses a July 31 measurement date for its plans. Plan assets are held in trust and primarily include mutual funds and money market accounts. Any employee who joined the Company after January 15, 1999 is not entitled to retiree medical benefits.

As of March 29, 2010, the Company determined that the defined benefit pension plan for the bargaining unit employees would be frozen at July 31, 2010 in conjunction with the execution of a new union contract. This amendment was accounted for in accordance with ASC 715, “Compensation — Retirement Benefits.”

Obligations and funded status of the remaining benefit plans at July 31 are:

	Pension Benefits		Other Benefits
Change in Benefit Obligation	2010	2009	2010	2009
Benefit obligation at beginning of year	$20,832	$15,666	$2,360	$4,158
Service cost	728	475	63	103
Interest cost	1,198	1,062	133	284
Plan participants’ contributions	—	—	74	95
Plan amendments	(412)	—	—	—
Actuarial loss (gain)	2,253	3,990	(267)	(1,991)
Benefits paid	(413)	(361)	(159)	(289)

Benefit obligation at end of year	$24,186	$20,832	$2,204	$2,360

	Pension Benefits		Other Benefits
Change in Plan Assets	2010	2009	2010	2009
Fair value of plan assets at beginning of year	$12,120	$13,424	$—	$—
Actual return on plan assets	1,320	(943)	—	—
Employer contribution	117	—	85	194
Plan participants’ contributions	—	—	74	95
Benefits paid	(413)	(361)	(159)	(289)

Fair value of plan assets at end of year	$13,144	$12,120	$—	$—

Funded status at end of year	$(11,042)	$(8,712)	$(2,204)	$(2,360)

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

Assets (liabilities) recognized in the consolidated balance sheets at July 31 consisted of:

	Pension Benefits		Other Benefits
	2010	2009	2010	2009
Current liabilities	$—	$—	$(117)	$(130)
Noncurrent liabilities	(11,042)	(8,712)	(2,087)	(2,230)

Total	$(11,042)	$(8,712)	$(2,204)	$(2,360)

Amounts recognized in accumulated other comprehensive income (pre-tax) after the adoption of ASC 715 as of July 31, 2010 consist of:

	Pension Benefits	Other Benefits
Net loss (gain)	$9,120	$(5,942)
Prior service cost	102	—

Total	$9,222	$(5,942)

The accumulated benefit obligation for all defined benefit pension plans was $21,772 and $18,333 at July 31, 2010 and 2009.

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

	2010	2009
Projected benefit obligation	$24,186	$20,832
Accumulated benefit obligation	21,772	18,333
Fair value of plan assets	13,144	12,120

Components of net periodic benefit cost for the year ended July 31 were as follows:

	Pension Benefits			Other Benefits
Net Periodic Benefit Cost / (Income)	2010	2009	2008	2010	2009	2008
Service cost	$728	$475	$645	$63	$103	$101
Interest cost	1,198	1,062	961	133	284	279
Expected return on plan assets	(952)	(1,059)	(1,147)	—	—	—
Amortization of prior service cost	26	26	26	—	—	—
Amortization of net (gain) loss	517	37	5	(824)	(539)	(530)
Curtailment cost	3	—	—	—	—	—

Net periodic benefit cost / (income)	$1,520	$541	$490	$(628)	$(152)	$(150)

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $662 and $16, respectively. The estimated net gain for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $795. No prior service cost for the other defined benefit postretirement plans will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year.

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

For calculation of retiree medical benefit cost, prior service cost is amortized on a straight-line basis over the average remaining years of service to full eligibility for benefits of the active plan participants. For calculation of net periodic pension cost, prior service cost is amortized on a straight-line basis over the average remaining years of service of the active plan participants.

Assumptions

Weighted-average assumptions used to determine benefit obligations at July 31 were as follows:

	Pension Benefits			Other Benefits
	2010	2009	2008	2010	2009	2008
Discount rate	5.28%	5.80%	7.00%	5.00%	5.80%	7.00%
Rate of compensation increase	5.50	5.50	5.50	N/A	N/A	N/A

Weighted-average assumptions used to determine net periodic benefit cost for the year ended July 31 were as follows:

	Pension Benefits			Other Benefits
	2010	2009	2008	2010	2009	2008
Discount rate	5.80%	7.00%	6.40%	5.80%	7.00%	6.40%
Expected long-term return on plan assets	8.00	8.00	8.00	N/A	N/A	N/A
Rate of compensation increase	5.50	5.50	5.50	N/A	N/A	N/A

The expected long-term rate of return on plan assets is based on the established asset allocation.

Assumed trend rates for medical plans were as follows:

	2010	2009	2008
Health care cost trend rate assumed for next year	9.5%	10.0%	10.5%
Rate to which the cost trend rate assumed to decline (the ultimate trend rate)	5.0%	5.0%	5.0%
Year the rate reaches ultimate trend rate	2020	2020	2020

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost	$27	$(22)
Effect on post-retirement benefit obligation	262	(221)

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

Plan Assets

Effective July 31, 2010, Diamond adopted the provisions of ASU No. 2010-06 on employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The fair values of the Company’s pension plan assets at July 31, 2010 by asset category are as follows:

	Fair Value Measurements at July 31, 2010
	Total	Level 1	Level 2	Level 3
Asset Category:
Cash and cash equivalents	$178	$—	$178	$—
Mutual funds	12,966	—	12,966	—

Total	$13,144	$—	$13,144	$—

Pension obligations and expenses are most sensitive to the expected return on pension plan assets and discount rate assumptions. Other post retirement benefit obligations and expenses are most sensitive to discount rate assumptions and health care cost trend rate. Diamond determines the expected return on pension plan assets based on an expectation of the average annual returns over an extended period of time. This expectation is based, in part, on the actual returns achieved by the Company’s pension plan in prior periods. The Company also considers the weighted average historical rates of return on securities with similar characteristics to those in which the Company’s pension assets are invested.

The investment objectives for the Diamond plans are to maximize total returns within reasonable and prudent levels of risk. The plan asset allocation is a key element in achieving the expected investment returns on plan assets. The current asset allocation strategy targets an allocation of 70% for equity securities and 30% for debt securities with adequate liquidity to meet expected cash flow needs. Actual asset allocation may fluctuate within acceptable ranges due to market value variability. If fluctuations cause an asset class to fall outside its strategic asset allocation range, the portfolio will be rebalanced as appropriate.

Cash Flows

Estimated future benefit payments, which reflect expected future service, as appropriate, expected to be paid are as follows:

	Pension Benefits	Other Benefits
2011	$515	$117
2012	536	132
2013	3,728	143
2014	633	159
2015	727	163
2016 - 2020	4,250	798

Defined Contribution Plan

The Company also recognized defined contribution plan expenses of $720, $524 and $528 for the years ended July 31, 2010, 2009 and 2008, respectively.

DIAMOND FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2010, 2009 and 2008

(In thousands, except share and per share information)

(15) Quarterly Financial Information (unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended July 31, 2010
Net sales and other revenues	$180,641	$184,169	$138,734	$176,618
Gross profit (1)	45,491	40,578	31,093	43,839
Operating expenses (2)	19,789	27,488	32,991	28,503
Net income (loss)	14,930	8,814	(4,273)	6,740
Basic earnings (loss) per share	0.90	0.53	(0.22)	0.31
Basic shares (in thousands)	16,269	16,280	19,313	21,503
Diluted earnings (loss) per share	0.88	0.52	(0.22)	0.30
Diluted shares (in thousands)	16,685	16,764	19,313	22,097
Year ended July 31, 2009
Net sales and other revenues	$195,526	$150,588	$111,010	$113,816
Gross profit (3)	41,069	33,966	27,644	32,917
Operating expenses	21,622	22,124	21,590	24,420
Net income	10,696	6,144	2,700	4,203
Basic earnings per share	0.66	0.38	0.16	0.25
Basic shares (in thousands)	15,925	15,950	16,022	16,188
Diluted earnings per share	0.64	0.37	0.16	0.25
Diluted shares (in thousands)	16,273	16,260	16,345	16,524

(1)	Diamond adjusted certain inventoried input costs to reflect change in market conditions. Accordingly, cost of sales were reduced by approximately $1.1 million and $2.6 million in the quarters ended April 30, 2010 and January 31, 2010, respectively, reflecting the impact primarily on walnut sales recognized during the previous quarters of fiscal year 2010. There was no change in the quarter ended July 31, 2010.
(2)	Includes acquisition and integration related expenses of $10.2 million and $1.3 million for the quarters ended April 30, 2010 and July 31, 2010, respectively.
(3)	Diamond adjusted certain inventoried input costs to reflect change in market conditions. Accordingly, cost of sales were reduced by approximately $10.2 million, $9.6 million and $2.5 million in the quarters ended July 31, 2009, April 30, 2009 and January 31, 2009, respectively, reflecting the impact primarily on walnut sales recognized during the previous quarters of fiscal year 2009.

You must return an original executed letter of transmittal. The letter of transmittal and certificates evidencing shares of P&G common stock and any other required documents should be sent or delivered by each shareholder or his or her broker, dealer, commercial bank, trust company or other nominee to the exchange agent at one of its addresses set forth below.

The exchange agent for the exchange offer is:

Wells Fargo Bank, National Association

By mail:	By overnight courier:

Wells Fargo Bank, National Association Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, Minnesota 55164-0854	(Until 5:00 P.M. CT on the Expiration Date) Wells Fargo Bank, National Association Shareowner Services Voluntary Corporate Actions 161 North Concord Exchange South St. Paul, Minnesota 55075

Questions or requests for assistance may be directed to the information agent or the dealer manager at their respective addresses and telephone numbers listed below. Additional copies of this prospectus, the letter of transmittal and the notice of guaranteed delivery may be obtained from the information agent. A shareholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the exchange offer.

The information agent for the exchange offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and brokers call collect: (212) 269-5550

All others call toll-free: (800) 549-6697

The dealer manager for the exchange offer is:

MORGAN STANLEY

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Diamond is incorporated in Delaware. Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors and officers against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable for negligence or misconduct in the performance of his respective duties to the corporation, although the court in which the action or suit was brought may determine upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring before the date when such provision becomes effective. The limitations described above do not affect the ability of Diamond or its shareholders to seek non-monetary based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the federal securities laws.

Diamond’s restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages resulting from breach of fiduciary duty as directors, except for liability:

•	for any breach of the director’s duty of loyalty to Diamond or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

These provisions are permitted under Delaware law.

Diamond’s amended and restated bylaws provide that:

•	Diamond must indemnify its directors and executive officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

•	Diamond may indemnify its other employees and agents as permitted by Delaware law;

•

Diamond must advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

These provisions are permitted under Delaware law.

Item 21. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description

2.1	Transaction Agreement, dated as of April 5, 2011 by and among The Procter & Gamble Company, The Wimble Company, Diamond Foods, Inc. and Wimbledon Acquisition LLC (incorporated by reference to Exhibit 2.1 to Diamond Foods, Inc.’s Current Report on Form 8-K filed on April 5, 2011).*

2.2	Separation Agreement, dated as of April 5, 2011 by and among The Procter & Gamble Company, The Wimble Company and Diamond Foods, Inc. (incorporated by reference to Exhibit 2.2 to Diamond Foods, Inc.’s Current Report on Form 8-K filed on April 5, 2011).*

5.1	Form of Opinion of Fenwick & West LLP as to the shares of common stock to be issued by Diamond Foods, Inc.**

8.1	Form of Opinion of Fenwick & West LLP as to certain tax matters.**

8.2	Form of Opinion of Cadwalader, Wickersham & Taft LLP as to certain tax matters.**

10.1	Form of Transition Services Agreement between The Procter & Gamble Company and Diamond Foods, Inc.

10.2	Form of Tax Matters Agreement between The Procter & Gamble Company, The Wimble Company, Diamond Foods, Inc. and Wimbledon Acquisition LLC.**

10.3	Mechelen Split Agreement, dated as of April 5, 2011, by and between The Procter & Gamble Company and Diamond Foods, Inc.**

10.4	Form of Facilities Agreement between The Procter & Gamble Company and Diamond Foods, Inc.

23.1	Consent of Deloitte & Touche LLP (relating to Pringles).

23.2	Consent of Deloitte & Touche LLP (relating to The Procter & Gamble Company).

23.3	Consent of Deloitte & Touche LLP (relating to Diamond Foods, Inc.).

23.4	Consent of Fenwick & West LLP (included in Exhibit 5.1).**

23.5	Consent of Fenwick & West LLP (included in Exhibit 8.1).**

23.6	Consent of Cadwalader, Wickersham & Taft LLP (included in Exhibit 8.2).**

23.7	Consent of PricewaterhouseCoopers LLP (relating to Diamond Foods, Inc.).

24.1	Power of Attorney.***

99.1	Form of Letter of Transmittal.**

99.2	Form of Notice of Guaranteed Delivery.**

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

99.4	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

99.5	Form of Notice of Withdrawal.**

99.6	Form of Letter of Introduction to Record Holders of The Procter & Gamble Company.**

*	Incorporated by reference
**	To be filed by amendment.
***	Previously filed.

(c)	Reports, Opinions and Appraisals.

None.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) that, for purposes of determining any liability under the Securities Act of 1933, each filing of Diamond’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) the undersigned registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) that every prospectus: (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) to respond to requests for information that is incorporated by reference into this prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on August 4, 2011.

DIAMOND FOODS, INC.

By:	/s/ Michael J. Mendes
Name:	Michael J. Mendes
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on June 20, 2011 by the following persons in the capacities indicated.

Signature	Title	Date

/s/ Michael J. Mendes	Michael J. Mendes (Principal Executive Officer)	August 4, 2011

/s/ Steven M. Neil	Steven M. Neil (Principal Financial and Accounting Officer)	August 4, 2011

* Laurence M. Baer	Director	August 4, 2011

* Edward A. Blechschmidt	Director	August 4, 2011

* John J. Gilbert	Director	August 4, 2011

* Robert M. Lea	Director	August 4, 2011

* Michael J. Mendes	Director	August 4, 2011

* Steven M. Neil	Director	August 4, 2011

* Joseph P. Silveira	Director	August 4, 2011

* Glen C. Warren, Jr.	Director	August 4, 2011

* Richard G. Wolford	Director	August 4, 2011

* Robert J. Zollars	Director	August 4, 2011

* The undersigned does hereby sign this Registration Statement on behalf of the above-indicated director of Diamond Foods, Inc. pursuant to the power of attorney executed by such director.

By:	/s/ Steven M. Neil
Name: Steven M. Neil
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

2.1	Transaction Agreement, dated as of April 5, 2011 by and among The Procter & Gamble Company, The Wimble Company, Diamond Foods, Inc. and Wimbledon Acquisition LLC (incorporated by reference to Exhibit 2.1 to Diamond Foods, Inc.’s Current Report on Form 8-K filed on April 5, 2011).*

2.2	Separation Agreement, dated as of April 5, 2011 by and among The Procter & Gamble Company, The Wimble Company and Diamond Foods, Inc. (incorporated by reference to Exhibit 2.2 to Diamond Foods, Inc.’s Current Report on Form 8-K filed on April 5, 2011).*

5.1	Form of Opinion of Fenwick & West LLP as to the shares of common stock to be issued by Diamond Foods, Inc.**

8.1	Form of Opinion of Fenwick & West LLP as to certain tax matters.**

8.2	Form of Opinion of Cadwalader, Wickersham & Taft LLP as to certain tax matters.**

10.1	Form of Transition Services Agreement between The Procter & Gamble Company and Diamond Foods, Inc.

10.2	Form of Tax Matters Agreement between The Procter & Gamble Company, The Wimble Company, Diamond Foods, Inc. and Wimbledon Acquisition LLC.**

10.3	Mechelen Split Agreement, dated as of April 5, 2011, by and between The Procter & Gamble Company and Diamond Foods, Inc.**

10.4	Form of Facilities Agreement between The Procter & Gamble Company and Diamond Foods, Inc.

23.1	Consent of Deloitte & Touche LLP (relating to Pringles).

23.2	Consent of Deloitte & Touche LLP (relating to The Procter & Gamble Company).

23.3	Consent of Deloitte & Touche LLP (relating to Diamond Foods, Inc.).

23.4	Consent of Jones Day (included in Exhibit 5.1).**

23.5	Consent of Fenwick & West LLP (included in Exhibit 8.1).**

23.6	Consent of Cadwalader, Wickersham & Taft LLP (included in Exhibit 8.2).**

23.7	Consent of PricewaterhouseCoopers LLP (relating to Diamond Foods, Inc.).

24.1	Power of Attorney.***

99.1	Form of Letter of Transmittal.**

99.2	Form of Notice of Guaranteed Delivery.**

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

99.4	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

99.5	Form of Notice of Withdrawal.**

99.6	Form of Letter of Introduction to Record Holders of The Procter & Gamble Company.**

*	Incorporated by reference
**	To be filed by amendment.
***	Previously filed.